Form 20-F
period 2020-12-31
Atotech Ltd
filed 2021-03-04
CIK 1762459

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40007

Atotech Limited

(Exact name of Registrant as specified in its charter)

Bailiwick of Jersey

(Jurisdiction of incorporation)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

(address of principal executive offices)

Josh McMorrow

Vice President, Group General Counsel and Secretary

Erasmusstrasse 20

10553 Berlin, Germany

+49 30 349 85 703

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common shares, $0.10 par value per share	ATC	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,154,998 common shares, $0.10 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards  provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

BASIS OF PRESENTATION

In this report, unless the context otherwise requires, references to “Company,” “we,” “us,” “its,” “our,” “Company,” and “Atotech” refer to Atotech Limited and its consolidated subsidiaries.

On October 6, 2016, Alpha 3 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in De Meern and registered with the Dutch chamber of commerce under number 66940532 (“Opco”), entered into the share purchase agreement with Total Holdings Europe, a French société par actions simplifiée, and Total Gestion USA, a French société à responsabilité limitée (collectively, “TOTAL”), pursuant to which Atotech UK Topco Limited indirectly acquired all the outstanding equity interests of Atotech B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands on January 31, 2017 (the “Acquisition”). As a result of the Acquisition, Opco became a direct subsidiary of Alpha 2 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in De Meern and registered with the Dutch chamber of commerce under number 66937442 (“Holdco”), and an indirect subsidiary of Atotech UK Topco Limited. In connection with the Acquisition, we entered into (a) a senior secured first lien term loan facility (the “term loan facility”) in an aggregate principal amount of $1,400.0 million, currently consisting of a tranche denominated in U.S. dollars (the “USD Term Loan Facility”) and a tranche denominated in the currency of China (“RMB”) (the “RMB Term Loan Facility), and (b) a senior secured first lien multi-currency revolving credit facility with commitments, when taken together, of $250.0 million (the “revolving credit facility” and, together with the term loan facility, the “senior secured credit facilities”). In connection with the Acquisition, we issued $425.0 million of 6.250% Senior Notes due 2025 (the “Opco Notes”). The Opco Notes were redeemed in full during the first quarter of 2021 following the application of proceeds received from our IPO.

Following the Acquisition, we issued $300.0 million of 8.75%/9.50% Senior PIK Toggle Notes (the “Holdco Notes”). The Holdco Notes were redeemed in full during the first quarter of 2021 following the application of proceeds received from our IPO. In order to redeem the Holdco Notes and Opco Notes, we borrowed $100.0 million under our revolving credit facility.

Atotech Limited, the registrant, is a Bailiwick of Jersey company incorporated on December 12, 2018 for purposes of becoming the new holding company of Holdco and its subsidiaries. For the years ended December 31, 2019 and 2018, Atotech Limited had no operations, assets, or liabilities. On January 25, 2020, Atotech Limited became the direct parent of Atotech UK Topco Limited. The Carlyle Group Inc. and its affiliates and all other shareholders of Atotech UK Topco Limited contributed all outstanding equity interests of Atotech UK Topco Limited to Atotech Limited in exchange for an equal number of common shares and preferred shares of Atotech Limited (the “Initial Reorganization”). As a result of the Initial Reorganization, Atotech Limited supersedes Atotech UK Topco Limited as the ultimate parent of the Atotech group. This change had no effect on the presentation of the financial statements and does not constitute a business combination under IFRS 3.

Unless otherwise indicated, (i) financial information included herein for periods following the Acquisition but prior to January 1, 2020 (the year ended December 31, 2019 being the last fiscal period ended prior to the Initial Reorganization) is that of Atotech UK Topco Limited and (ii) financial information included herein for periods beginning on or after January 1, 2020 is that of Atotech Limited. Unless otherwise indicated, references to “Atotech Limited” are to Atotech UK Topco Limited for periods ended prior to January 1, 2020 and following the Acquisition and are to Atotech Limited for periods beginning on or after January 1, 2020.

On January 25, 2021, we commenced our initial public offering (the “IPO”). In connection with the consummation of the IPO, we issued 64,997,558 additional common shares to existing holders of common shares on a pro rata basis. On February 3, 2021, all outstanding preferred shares of Atotech Limited were converted to common shares with all accrued interest on the preferred shares capitalized and paid out as additional preferred shares substantially concurrently with the reduction in number of preferred shares to an amount that allowed for a one-for-one exchange of preferred shares for common shares based on the IPO offering price of $17.00 per common share (collectively, the “Preferred Conversion”). The number of common shares issued per preferred share was 0.0799 common shares per preferred share, resulting in the issuance of 74,243,600 additional common shares. On February 8, 2021, we completed our IPO and issued 29,268,000 common shares to public shareholders. Following the consummation of the IPO, we had 194,664,156 common shares outstanding.

FORWARD-LOOKING STATEMENTS

Many statements made in this report that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. We base these forward-looking statements or projections on our current expectations, plans, and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances and at such time.

As you read and consider this report, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties, and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include, but are not limited to:

•

the uncertainty of the magnitude, duration, geographic reach, impact on the global economy of the COVID-19 pandemic, as well as the current and potential travel restrictions, stay-at-home orders, and other economic restrictions implemented to address it;

•	uncertainty, downturns, and changes in our target markets;

•	foreign currency exchange rate fluctuations;

•	reduced market acceptance and inability to keep pace with evolving technology and trends;

•	loss of customers;

•	increases in costs or reductions in the supplies of raw materials that may materially adversely affect our business, financial condition, and results of operations;

•	our ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation;

•	our failure to compete successfully in product development;

•	our ability to successfully execute our growth initiatives, business strategies, and operating plans;

•	whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;

•	material costs relating to environmental and health and safety requirements or liabilities;

•	underfunded defined benefit pension plans;

•	risk that the insurance we maintain may not fully cover all potential exposures;

•	failure to comply with the anti-corruption laws of the United States and various international jurisdictions;

•	tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on our customers’ value chains;

•

political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China;

•	regulations around the production and use of chemical substances that affect our products;

•	the United Kingdom’s withdrawal from the European Union;

•	weak intellectual property rights in jurisdictions outside the United States;

•	intellectual property infringement and product liability claims;

•	our substantial indebtedness;

•	our ability to obtain additional capital on commercially reasonable terms may be limited;

•	risks related to our derivative instruments;

•	our ability to attract, motivate, and retain senior management and qualified employees;

•

increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, among other things;

•	natural disasters that may materially adversely affect our business, financial condition, and results of operations;

•	the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities;

•	damage to our brand reputation;

•	Carlyle’s ability to control our common shares;

•	any statements of belief and any statements of assumptions underlying any of the foregoing;

•	other factors disclosed in this report; and

•	other factors beyond our control.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

Not applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our common shares involves a high degree of risk. You should consider carefully the following risks, together with the other information contained in this Annual Report on Form 20-F, before you decide whether to buy our common shares. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations, financial condition, and cash flows could suffer significantly. As a result, the market price of our common shares could decline, and you may lose all or part of your investment. In addition, the risks relating to the COVID-19 pandemic may also have the effect of significantly heightening many of the other risks associated with our business and an investment in our common shares.

Risks Related to Our Business, Technology, and Industry

Our business and results of operations have been and will, for the foreseeable future, continue to be adversely affected by the recent COVID-19 outbreak or other similar outbreaks.

Health concerns arising from the outbreak of a health epidemic or pandemic, including COVID-19, have had and will, for the foreseeable future, continue to have, an adverse effect on our business. Our business has been and will, for the foreseeable future, continue to be adversely affected by potential outbreaks of widespread pandemics, including the rise of various strains of coronavirus, such as COVID-19, or avian flu or swine flu, such as H1N1, particularly if any such outbreak is located in regions from which we derive a significant amount of revenue or profit. For example, our operations in China experienced disruptions due to COVID-19, first identified in Wuhan, Hubei Province, China. Following the initial outbreak, COVID-19 has spread to countries around the world, including the United States and throughout Europe, and has resulted in authorities implementing numerous measures to try to contain the disease, such as travel bans and restrictions, quarantines, shelter in place orders and shutdowns, among others. The number of COVID-19 cases continues to increase in certain parts of the world and the pandemic has had a detrimental impact on the global economy and the financial markets and economies of many countries, with the ongoing global economic impact remaining difficult to predict. We have taken a number of actions that have impacted and continue to impact our business, including transitioning employees across our offices to remote arrangements and implementing new safety measures at our production facilities. While we believe such actions were necessary and reasonable as a result of the COVID-19 pandemic, to the extent such actions prove unsuccessful or limit our ability to maintain production capacity in the future, our financial results may be materially and adversely impacted. We believe COVID-19 has had a negative effect on demand for certain of our products (particularly in our GMF segment), and, in turn, our financial results, including the year ended December 31, 2020. It remains difficult to predict the ongoing impact of COVID-19 on our business and COVID-19 may continue to impact our financial results in the future.

The extent of the future impact of the COVID-19 pandemic on our operational and financial performance will depend on unpredictable future developments, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the disease or limit its impact, related restrictions on travel, and the duration, timing and severity of the impact on customer spending, including any recession resulting from the pandemic. Similarly, the impact of any governmental response or other stimulus action may have an impact on our financial results, particularly if such response or stimulus is more limited than anticipated by our customers and the global financial markets. An extended period of global supply chain and economic disruption as a result of the COVID-19 pandemic could have a material negative impact on our business, results of operations, access to sources of liquidity, and financial condition. While many geographies have begun to lift restrictions that were introduced as a result of the COVID-19 pandemic, the potential for a resurgence of COVID-19 could result in the re-imposition of multiple restrictions, including social distancing measures, shelter in place orders, quarantines or shutdowns, and could prolong the time until normalization of economic activity. Our financial results may be materially and adversely impacted by a variety of factors that have not yet been determined.

Following the expected reduction in severity of the COVID-19 pandemic, depending upon its duration and frequency of recurrence, and the governmental policies in response thereto, we may continue to experience materially adverse impacts on our business as a result of its global economic impact, including any recession that may occur or be continuing as a result. We are evaluating the extent to which COVID-19 has impacted us and our employees, customers, and suppliers, and the extent to which the COVID-19 pandemic and any related developments are expected to impact us in the future and caution investors that any of those factors could have material and adverse impacts on our current and future business, results of operations, cash flows, and financial condition.

Furthermore, a significant outbreak of any other contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect our operating results. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations. For further discussion on the impact of COVID-19 on our business, see Item 5. “Operating and Financial Review and Prospects—Impact of COVID-19 on Our Business.”

We face intense competition and our failure to compete successfully in product development may have an adverse effect on our business, financial condition, and results of operations.

Our industry is highly competitive and most of our product lines compete against product lines from at least two competitors. We encounter competition from numerous and varied competitors in all areas of our business. Further, our products compete not only with similar products manufactured by our competitors, but also against a variety of other alternatives provided by our competitors. Industry consolidation may result in larger, more homogeneous, and potentially stronger competitors in the markets in which we compete.

We compete primarily on the basis of quality, technology, performance, reliability, brand, reputation, range of products, and service and support. We expect our competitors to continue to develop and introduce new products and to enhance their existing products, which could cause a decline in market acceptance of our products. Our competitors may also improve their manufacturing processes or expand their manufacturing capacity, which could make it more difficult or expensive for us to compete successfully. In addition, our competitors could enter into exclusive arrangements with our existing or potential customers or suppliers, which could limit our ability, or make it significantly more expensive, to acquire necessary raw materials or to generate sales.

Some of our competitors may have greater financial, technical, and marketing resources than we do and may be able to devote greater resources to promoting and selling certain products. Unlike many of our competitors who specialize in a single or limited number of product lines, we have a portfolio of businesses and must allocate resources across those businesses. As a result, we may invest less in certain areas of our business than our competitors invest in competing businesses, and our competitors may therefore have greater financial, technical, and marketing resources available to them with respect to those businesses.

Some of our competitors may also incur fewer expenses than we do in creating, marketing, and selling certain products and may face fewer risks in introducing new products to the market. This circumstance results from the nature of our business model, which is based on providing innovative and high-quality products and therefore may require that we spend a proportionately greater amount on research and development (“R&D”) than some of our competitors. If our pricing and other factors are not sufficiently competitive, or if there is an adverse reaction to our product decisions, we may lose market share in certain areas, which could adversely affect our business, financial condition, and results of operations.

Additionally, competitors could benefit from favorable tax regimes or additional governmental grants and subsidies. Certain of our competitors in various countries in which we do business, including China, may be owned by or affiliated with members of local governments and political entities. These competitors may receive special treatment with respect to regulatory compliance and product registration, while certain of our products, including those based on new technologies, may be delayed or even prevented from entering into the local market. Further, because many of our competitors are small divisions of large, international businesses, these competitors may have access to greater resources than we do and may therefore be better able to withstand a change in conditions within our industry and throughout the economy as a whole.

Our profitability could suffer if our cost management strategies are unsuccessful or our competitors develop an advantageous cost structure that we cannot match.

Our ability to improve or maintain our profitability is dependent on our ability to successfully manage our costs. Our cost management strategies include maintaining appropriate alignment between the demand for our offerings and our resource capacity and maintaining or improving our sales and marketing and general and administrative costs as a percentage of revenues. If our cost management efforts are not successful, our efficiency may suffer and we may not achieve desired levels of profitability. In addition, we may not be able to implement our cost management efforts in a manner that permits us to realize the cost savings we anticipate in the time, manner, or amount we currently expect, or at all due to a variety of risks, including, but not limited to, difficulties in integrating shared services within our business, higher than expected employee severance or retention costs, higher than expected overhead expenses, delays in the anticipated timing of activities related to our cost savings plans, and other unexpected costs associated with operating our business. If we are not effective in managing our operating costs in response to changes in demand or pricing, or if we are unable to absorb or pass on increases in the compensation of our employees or costs of raw materials, we may not be able to invest in our business in an amount necessary to achieve our planned rates of growth, and our business, financial condition, and results of operations could be materially adversely affected.

It may be possible for our current or future competitors to gain an advantage in product technology, manufacturing technology, or process technology, which may allow them to offer products or services that have a significant advantage over our offerings. Advantages could be in price, capacity, performance, reliability, serviceability, industry standards or formats, brand and marketing, or other attributes. If we do not compete successfully by developing and deploying new cost-effective products, processes, and technologies on a timely basis and by adapting to changes in our industry and the global economy, there could be a material adverse effect on our business, financial condition, and results of operations. Similarly, our chemicals are used by manufacturers of component parts for a variety of industries. To the extent these industries become more sensitive to input costs, we may face price pressure. Our ability to respond to such pressures depends on the strength and viability of our internal cost management and pricing programs. Any failure of these programs could have a material adverse effect on our business, financial condition, and results of operations.

The reputation of our brand is an important Company asset and is key to our ability to remain a trusted supplier of specialty chemistry, equipment, service, and software.

The reputation of our brand is an important Company asset and is key to our ability to remain a trusted supplier of specialty chemistry, equipment, service, and software and to attract and retain customers. Negative publicity regarding our Company or actual, alleged, or perceived issues regarding one of our products or services, particularly given the high cost-of-failure nature of our products and services, could harm our relationship with customers. Failure to protect the reputation of our brand may adversely impact our credibility. In addition, in certain jurisdictions we may engage sales agents in connection with the sale of certain of our products and services. It is difficult to monitor whether such agents’ representations of our products and services are accurate. Poor representation of our products and services by agents, or entities acting without our permission, could have a material adverse effect on our reputation and our business, financial condition, and results of operations.

If our products and services do not maintain and/or achieve broad market acceptance, or if we are unable to keep pace with, or adapt to, rapidly changing technology or trends, our business, financial condition, and results of operations could be materially adversely affected.

Our business is dependent on the continued acceptance by our customers of our existing products and services and the value placed on them. If these products and services do not maintain market acceptance, our revenues may decrease. We are also continually investing in new product development to expand our offerings beyond our traditional products and services. Market acceptance of any new products or services may be affected by customer confusion surrounding our introduction of new products and services. Our expansion into new offerings may present increased risks and efforts to expand beyond our traditional products and services may not succeed.

In addition, our business is subject to constant and rapid technological change, product obsolescence, price erosion, evolving standards, short product lifecycles, raw material price fluctuations, and changes in product supply and demand. The specialty chemistry industry is currently affected by localization and a shift in customers’ businesses. The trends and characteristics in these industries may cause significant fluctuations in our results of operations and cash flows and have a material adverse effect on our financial condition. Our growth and success depend upon our ability to enhance our existing products and services and to develop and introduce new products and services to keep pace with such changes and developments and to meet changing customer needs and preferences. However, newer products or services may not achieve market acceptance if current or potential customers do not value the benefits of using our products, do not achieve favorable results using our products, use their budgets for different products, experience difficulties in using our products, or believe that our products are not cutting edge or do not add as much value as our competition’s products. If these newer products and services do not achieve market acceptance, there could be a material adverse effect on our business, financial condition, and results of operations and our profitability could decline. Additionally, changes, including technological changes, in our customers’ products or processes may make our specialty chemistry unnecessary or reduce the quantity of our specialty chemistry needed for a given product, which would reduce the demand for those chemicals. We have had, and may continue to have, customers who find alternative materials or processes and therefore no longer require our products, which would have a material adverse effect on our business, financial condition, and results of operations.

In addition, we may fail to anticipate the impact of new and emerging technology or changes in trends, fail to accurately determine market demand for new products and services, experience cost overruns, delays in delivery or performance problems, or create market confusion by making changes to our existing products and services. If we are not successful in obtaining any required regulatory approval or acceptance for new products or services, demand for our products and services may decline and/or we may not be able to grow our business or growth may occur more slowly than we anticipate. Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings. Furthermore, if our customers deviate from the expected timeline for the introduction of new technology, the sales of our newer products could be adversely affected. Failure to anticipate changes in our customers’ product introduction timelines could have a material adverse effect on our business, financial condition, and results of operations.

Our direct customers and their direct and indirect customers face numerous competitive challenges, which may materially adversely affect their business and ours.

Factors adversely affecting our direct customers and their direct and indirect customers may also adversely affect us. These factors include:

•	recessionary periods in their markets;

•	their inability to adapt to rapidly changing technology and evolving industry standards, which may contribute to short product lifecycles or shifts in their strategies;

•	their inability to develop, market, or gain commercial acceptance of their products, some of which are new and untested;

•	their products becoming commoditized or obsolete;

•	loss of business or a reduction in pricing power experienced by our customers and their direct and indirect customers;

•	the emergence of new business models or more popular products and shifting patterns of demand;

•	a highly competitive consumer products industry, which is often subject to shorter product lifecycles, shifting end-user preferences, and higher revenue volatility; and

•	the loss of manufacturing capacity due to tightening environmental legislation and its enforcement.

If our customers or our customers’ direct and indirect customers in the ultimate end-markets we serve, including the markets for smartphones, communication infrastructure, cloud computing, automotive surface finishing, and automotive electronics, are unsuccessful in addressing these competitive challenges, their businesses may be materially adversely affected, reducing the demand for our offerings, decreasing our revenues, or altering our production cycles and inventory management—each of which could have a material adverse effect on our business, financial condition, and results of operations.

Our revenue, earnings, and other operating results have fluctuated in the past and may fluctuate in the future.

Our revenue, earnings, and other operating results have fluctuated in the past and may fluctuate in the future. If demand for our products fluctuates as a result of economic conditions or for other reasons, our revenue and profitability could be impacted. Our future operating results will depend on many factors, including the following:

•	business, political, and macroeconomic changes, including trade disputes and downturns in the electronics (“EL”) and general metal finishing (“GMF”) plating markets and the overall global economy;

•

seasonality in both our segments, which generally experience their strongest revenue in the second half of each fiscal year, mostly driven by consumption trends during the holiday season, and their lowest revenue in the first quarter of each fiscal year, mostly driven by the slowdown in production in China as a result of the Chinese New Year, which can result in a sequential decline in our revenues in the first quarter of a fiscal year relative to the fourth quarter of the prior fiscal year;

•	changes in consumer confidence caused by many factors, including changes in interest rates, credit markets, expectations for inflation, unemployment levels, and energy or other commodity prices;

•	fluctuations in demand for our customers’ and their customers’ products;

•	our ability to forecast our customers’ demand for our products accurately;

•	our ability to anticipate secular trends that affect demand for our products and the degree to which those trends materialize;

•	our customers’ ability to manage the inventory that they hold and to forecast accurately their demand for our products;

•	our ability to achieve cost savings and improve yields and margins on our new and existing products; and

•	our ability to utilize our capacity efficiently or acquire additional capacity in response to customer demand.

It is likely that our future operating results could be adversely affected by one or more of the factors set forth above or other similar factors. If our future operating results are below the expectations of stock market analysts or our investors, our stock price may decline.

We may be adversely affected by uncertainty, downturns, and changes in the markets that we serve.

Our performance depends on the financial health and strength of our customers, which in turn is dependent on the economic conditions of the markets in which we and our customers operate. Declines or uncertainties in the United States and global economies may lead customers to delay or reduce purchases of our products and services as they take measures to reduce their operating costs, including by delaying the development or launch of new products and brands and/or reducing R&D spending generally.

We are also sensitive to general trends and changes in the key markets we serve. Some of these markets, including the markets for smartphones, communication infrastructure, cloud computing, automotive surface finishing, and automotive electronics, exhibit a high degree of cyclicality. Decisions to purchase our chemistry and equipment are largely the result of the performance of these and other end-markets. If demand for output in these end-markets decreases, demand for our offerings will decrease as well. Demand for the products produced by customers in our end-markets is impacted by numerous factors, including macroeconomic conditions, prices of commodities, rates of infrastructure spending, consumer confidence and spending, labor conditions, and fuel costs, among others. Increases or decreases in these variables globally may significantly impact the demand for our offerings and could have a material adverse effect on our business, financial condition, and results of operations. If we are unable to accurately predict demand in our end-markets or of the customers we serve, we may be unable to meet our customers’ needs, resulting in the loss of potential sales. Alternatively, we may manufacture excess products, resulting in increased inventories and overcapacity in our manufacturing facilities, increasing our incremental production costs and decreasing our operating margins.

In addition, mergers or consolidations among our customers or original equipment manufacturers (“OEMs”) could reduce the number of our customers and potential customers. For example, in recent years there has been consolidation in certain industries that we serve, and this has led to decreased levels of growth in certain product lines. Continued consolidation could adversely affect our revenues even if these events do not reduce the activities of the consolidated entities. When entities consolidate, overlapping services previously purchased separately are usually purchased only once by the consolidated entity, leading to loss of revenues. In addition, consolidated entities can better negotiate pricing terms while reducing spending on other services that were previously purchased by one of the merged or consolidated entities which may be deemed unnecessary or cancelled. Any such developments among our customers could have a material adverse effect on our business, financial condition, and results of operations.

Foreign currency exchange rate fluctuations and volatility in global currency markets could have a material adverse effect on our business, financial condition, and results of operations.

The presentation currency for our consolidated financial statements is the U.S. dollar. Our international sales and operations expose us to fluctuations in foreign currency exchange rates. These movements in exchange rates may cause our revenues and expenses to fluctuate, impacting our profitability and cash flows and our results generally.

A significant part of our costs and revenues is denominated in currencies other than the U.S. dollar, with the significant majority of our non-U.S. dollar denominated revenues being in RMB and a significant majority of our costs being denominated in Euro.

To mitigate these risks, we regularly evaluate whether to enter into foreign currency hedging from time to time. There can be no assurance that such currency hedging activities would be successful, and any such currency hedging activities themselves would be subject to risk, including risks related to counterparty performance.

Although $504.8 million of our indebtedness is denominated in RMB, as of December 31, 2020, 65% of our debt under the senior secured credit facilities and 100% of our debt under the Opco Notes and the Holdco Notes is denominated in U.S. dollars. Following our IPO, on February 12, 2021, all outstanding Opco Notes and Holdco Notes were redeemed. In connection therewith, on February 10, 2021, we incurred $100.0 million of indebtedness under our revolving credit facility. Because a majority of our revenues and costs are denominated in currencies other than the U.S. dollar, changes in foreign currency exchange rates, and in particular changes in the value of RMB and the Euro, could reduce our ability to service our debt.

These risks related to exchange rate fluctuations and currency volatility may increase in future periods as our operations outside of the United States and Europe continue to expand. Consequently, our business, financial condition, and results of operations may be materially adversely affected by fluctuations in currency exchange rates.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our common shares.

We are a Jersey company with material business operations in Europe. Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union and ratified a trade and cooperation agreement governing its future relationship with the European Union. The agreement, which is being applied provisionally from January 1, 2021 until it is ratified by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between, the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal.

These developments, or the perception that any recent developments could occur, have had and may continue to have a material adverse effect on global economic conditions and financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. Lack of clarity about future United Kingdom laws and regulations as the United Kingdom determines which European Union laws to replace or replicate, including financial laws and regulations, tax and free trade agreements, tax and customs laws, intellectual property rights, environmental, health and safety laws and regulations, immigration laws, employment laws, and transport laws could decrease foreign direct investment in the United Kingdom, increase costs, disrupt supply chains, or depress economic activity and restrict our access to capital.

Any of these factors could have a material adverse effect on our business, financial condition, and results of operations and reduce the price of our common shares.

Natural disasters, catastrophes, fire, or other unexpected events could have a material adverse effect on our business, financial condition, and results of operations.

Many of our business activities involve substantial investments in manufacturing facilities. These facilities could be materially damaged by natural disasters, such as floods, tornadoes, hurricanes, and earthquakes, or by fire or other unexpected events such as adverse weather conditions or other disruptions to our facilities, supply chain, or our customer’s facilities. We could incur uninsured losses and liabilities arising from such events, including damage to our reputation, and/or suffer material losses in operational capacity, which could have a material adverse impact on our business, financial condition, and results of operations.

Any natural disaster, catastrophe, fire, or other unexpected event could result in personal injury and loss of life, damage to property, and contamination of the environment, which may result in a shutdown of our facilities, suspension of operations, and the imposition of civil or criminal fines, penalties and other sanctions, cleanup costs, and claims by governmental entities or third parties. We are dependent on the continued operation of our production facilities, and the loss or shutdown of operations over an extended period at any of our other major operating facilities could have a material adverse effect on our business, financial condition, and results of operations.

Our revenues and profitability have varied depending on our product, customer, and geographic mix for any given period, which makes it difficult to forecast future operating results.

Our revenues vary among our products and customer groups and markets, and therefore may be different in future periods from historic or current periods. Overall profitability in any given period is dependent in large part on the product, customer, and geographic mix reflected in that period’s revenue. Market trends, competitive pressures, commoditization of products, increased component or shipping costs, foreign currency exchange rates, regulatory conditions, and other factors may result in reductions in our revenues and/or pressure on our profitability in a given period. Given the nature of our business, the impact of these factors on our business and results of operations will likely vary from period to period and from product to product. For example, a change in market trends that results in a decline in demand for high-margin products will have a disproportionately greater adverse effect on our profits for that period. Additionally, our equipment sales are subject to greater fluctuation than sales of our chemistry. Because of the varying nature of our product, customer, and geographic mix from period to period, and the corresponding variations in our revenue and profitability, we may experience difficulties in measuring the potential impact of market, regulatory, and other factors on our business. As a result, we may be challenged in our ability to forecast our future operating results. Further, potential future business acquisitions can compound the difficulty in making comparisons between prior, current, and future periods because acquisitions and divestitures, which are not ordinary course events, also affect our profitability and our overall operating results.

The loss of certain customers could adversely affect our overall sales and profitability.

The loss of any one of our most significant customers could have a material adverse effect on our business, financial condition, and results of operations for the affected earnings periods. The principal products purchased by such customers are EL chemistry products used in connection with the manufacturing of electronics components, including printed circuit boards (“PCBs”) and semiconductors (“SCs”), and GMF chemistry products used in the manufacturing of products for the automotive surface finishing, construction equipment, household appliances, fixtures, and heavy machinery industries.

For fiscal 2020, our top ten customers represented approximately 28% of our chemistry revenues although no single customer represented more than 7% of our chemistry revenue. Loss of any such customer or any disruption in our relationship with such customers, could result in a reduction of revenue generated by such customers. If we are unable to replace revenue generated by one or more of our major customers, our revenue may significantly decrease which would have a material adverse effect on our business, financial condition, and results of operations.

We may be required to record an impairment charge on our accounts receivable if we are unable to collect the outstanding balances from our customers.

We frequently sell products and services to customers on credit. We estimate the collectability of our accounts receivable based on our analysis of the accounts receivable, historical bad debts, customer creditworthiness, and current economic trends. We continuously monitor collections from our customers and maintain adequate impairment allowance for doubtful accounts. However, if the bad debts significantly exceed our impairment allowance, we may be required to record an impairment charge and our business, financial condition, and results of operations could be materially adversely affected.

Our business, financial condition, and results of operations could be adversely affected by decreases in the average selling prices of products in the specialty chemistry industry.

Decreases in the average selling prices of our products may have a material adverse effect on our business, financial condition, and results of operations. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency or by shifting to higher margin chemical products. In the past, we have elected to discontinue selling certain products as a result of sustained material decreases in the selling price of such products and our inability to effectively offset such decrease through shifts in operations. If we are unable to respond effectively to decreases in the average selling prices of our products in the future, our business, financial condition, and results of operations could be materially adversely affected. Further, while we may elect to discontinue products that are significantly affected by such price decreases, we can provide no assurance that any such discontinuation will mitigate the related declines in our financial condition.

Risks Related to our Operations

Our global operations subject us to increased risks.

We have global operations and, accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social, and economic conditions, and unforeseeable developments in a variety of jurisdictions. We have a significant presence in several major regions, including certain emerging markets such as India and China, and we plan to continue such expansion. Our global operations are subject to the following risks, among others:

•	political instability;

•	acts of terrorism and military actions in response to such acts;

•	unexpected changes in regulatory environments and government interference in the economy;

•	changes to economic sanctions laws and regulations, including regulatory exemptions that currently authorize certain of our limited dealings involving sanctioned countries;

•	increasingly stringent laws related to privacy and consumer and data protection, including the E.U. General Data Protection Regulation and U.S. State privacy and security breach notification laws;

•	international trade disputes that could result in tariffs or other protectionist measures;

•	varying tax regimes, including with respect to the imposition of confiscatory taxes, other unexpected taxes, or withholding taxes on remittances and other payments by our partnerships or subsidiaries;

•	differing labor regulations, particularly in Germany and China where we have a significant number of employees;

•	rising wages;

•	foreign exchange controls and restrictions on repatriation of funds;

•	fluctuations in foreign currency exchange rates;

•	inability to collect payments, or seek recourse under, or comply with ambiguous or vague commercial or other laws;

•	difficulty in obtaining, or denial of, export licenses or delay or interruption of the transportation of our products;

•	differing protections for intellectual property rights;

•	increased risk of cybersecurity incidents and cyberattacks from third-party and state actors and privacy violations;

•	difficulties in attracting and retaining qualified management and employees, or rationalizing our workforce;

•

increased credit risk and different financial conditions of customers and distributors may necessitate longer payment cycles of accounts receivable or result in increased bad debt write-offs (including due to bankruptcy) or additions to reserves;

•	differing business practices, which may require us to enter into agreements that include non-standard terms; and

•	difficulties in penetrating new markets due to entrenched competitors, lack of recognition of our brand, and lack of local acceptance of our products and services.

Our overall success as a global business depends, in part, on our ability to anticipate and effectively manage these risks, but there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our international operations, our business, financial condition, and results of operations may be materially adversely affected.

Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, upon our ability to succeed in different legal, regulatory, economic, social, and political conditions. We may not succeed in developing and implementing policies and strategies which will be effective in each location where we do business. Furthermore, any of the foregoing factors or any combination thereof could have a material adverse effect on our business, financial condition, and results of operations.

We may also face difficulties managing and administering an internationally dispersed business. In particular, the management of our personnel across several countries can present logistical and managerial challenges. Additionally, international operations present challenges related to operating under different business cultures and languages. We may have to comply with unexpected changes in foreign laws and regulatory requirements, which could negatively impact our operations and ability to manage our global financial resources. Export controls or other regulatory restrictions could prevent us from shipping our products into and from some markets. Moreover, we may not be able to adequately protect our trademarks and other intellectual property overseas due to uncertainty of laws and enforcement in several countries relating to the protection and enforcement of intellectual property rights. See “—Our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as in the United States.” Changes in tax regulations in the United States and other jurisdictions, including under and with respect to bilateral and multilateral tax treaties, or the interpretation thereof, could significantly reduce the financial performance of our foreign operations or the magnitude of their contributions to our overall financial performance. In addition, the interpretation and application of consumer and data protection laws in the United States, Europe, and elsewhere are often uncertain, contradictory, and in flux. For example, the European Union enacted stricter data protection laws in 2018. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, this could result in government-imposed fines or orders requiring that we change our data practices, which could have an adverse effect on our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

We are not insured against all potential risks.

To the extent available, we maintain insurance coverage that we believe is customary in our industry. Such insurance does not, however, provide coverage for all liabilities, including certain hazards incidental to our business, and we can provide no assurance that our insurance coverage will be adequate to cover claims that may arise or that we will be able to maintain adequate insurance at rates we consider reasonable. For example, the occurrence of a significant business interruption in the operation of one or more of our key facilities, countries, partners, or systems could result in liability to us that is not insured and therefore could have a material adverse effect on our business, financial condition, and results of operations. In addition, our products are used in or integrated with many high-risk end-products and therefore if such products were involved in a disaster or catastrophic accident, we could be involved in litigation arising out of such incidents and susceptible to significant expenses or losses.

Our ability to use and operate certain portions of our facilities may be limited by the validity of, or a default or termination under, our real property leases.

Certain portions of our facilities are leased from third-party landlords, and we expect to lease facilities in the future. The invalidity of, or default or termination under, any of our leases may interfere with our ability to use and operate all or a portion of certain of our facilities, which may have material adverse effect on our business, financial condition, and results of operations.

Our real property is subject to casualty risks, which may have a material adverse effect on our business, financial condition, and results of operations.

We maintain insurance covering our respective properties, operations, personnel, and businesses as is customary in our industry and as required under our senior secured debt facilities. However, there are certain losses, including losses resulting from terrorist acts, that may be either uninsurable or not economically insurable, in whole or in part. As a result, we cannot assure you that the insurance proceeds will compensate us fully for our losses.

In the event of a total or partial loss affecting any of the real property, certain items of equipment and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to obtain replacement units or inventory may cause significant delays, which may have a material adverse effect on our business, financial condition, and results of operations. In addition, certain zoning laws and regulations may prevent rebuilding substantially the same facilities in the event of a casualty, which may have a material adverse effect on our business, financial condition, and results of operations.

Our real property is subject to condemnation risks, which may have a material adverse effect on our business, financial condition, and results of operations.

It is possible that all or a portion of the real property may become subject to a condemnation proceeding. In such event, we may be compensated for any total or partial loss of property but it is possible that such compensation will be insufficient to fully compensate us for our losses. In addition, a total or partial condemnation may interfere with our ability to use and operate all or a portion of the affected facility, which may have a material adverse effect on our business, financial condition, and results of operations.

Our operations and assets in China are subject to significant political and economic uncertainties.

Changes in Chinese laws and regulations, or their interpretation, or the imposition of unexpected or confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency, or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, financial condition, and results of operations of our subsidiaries organized under the laws of China. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

If we repatriate funds from our Chinese operations in order to fund our working capital requirements in jurisdictions outside of China, to pay dividends, or otherwise, we will be required to comply with the procedures and regulations of applicable Chinese law, which may significantly limit our ability to extract cash from our Chinese operations. Furthermore, under the Enterprise Income Tax Law and the regulation on the implementation of the Enterprise Income Tax Law, absent application of a relevant treaty, withholding tax at 10% will normally apply to dividends payable to non-Chinese investors which are derived from sources within China. Any changes to these procedures and regulations, or our failure or inability to comply with these or other aspects of these or other procedures and regulations, could prevent us from repatriating funds from our Chinese operations or subject us to other forms of taxation and/or penalties, which could have a material adverse effect on our business, financial condition, and results of operations. Failure to comply with applicable laws, regulations and/or rules in relation to foreign exchange control, including but not limited to the Administrative Regulations on Foreign Exchange of China, could subject us to administrative penalties (such as warnings and/or fines), as well as potential criminal liabilities in severe situations.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy may not continue to grow and if there is growth, such growth may not be steady and uniform. If there is a slowdown, such slowdown may have a negative effect on our Chinese business and our business in general. We can provide no assurance that the various macroeconomic measures and monetary policies adopted by the Chinese government to guide economic growth and the allocation of resources will be effective in sustaining the growth rate of the Chinese economy. If Chinese growth stagnates or there is an economic downturn in China, our business, financial condition, and results of operations may be materially adversely affected.

The Chinese government’s control of currency conversion and expatriation of funds may affect our liquidity.

The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all revenues of our subsidiaries organized under the laws of China are denominated in RMB. Shortages in the availability of foreign currency in China may restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to pay dividends or to make other payments to us, or otherwise to satisfy their foreign currency-denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade-related payments, can be made in foreign currencies without prior approval from China’s State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements, including, among others, submission of relevant documentary evidence of such transactions to designated foreign exchange banks in China for processing of relevant payments. We are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks in China. However, for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company under Chinese law and may be subject to taxation. In accordance with relevant Chinese laws and provisions in their articles of association, each of our Chinese subsidiaries is required to set aside 10% of its after tax profits based on Chinese accounting standards as statutory reserve until such reserve reaches 50% of its registered capital. As a result, our Chinese subsidiaries may be restricted in their ability to transfer cash outside of China whether in the form of dividends, loans, and advances. These restrictions and requirements could reduce the amount of distributions that we receive from our subsidiaries, which would restrict our ability to fund our operations, generate income, pay dividends, and service our indebtedness.

Furthermore, approval from SAFE or its local branch is required where RMB are to be converted into foreign currencies and remitted out of China for payments of capital account items, such as the repayment of loans denominated in foreign currencies. Without a prior approval from SAFE or its local branch, cash generated from the operations of our Chinese subsidiaries may not be used to repay debt in a currency other than the RMB owed by such subsidiaries to entities outside China, or make other payments of capital account items outside China in a currency other than the RMB. The Chinese government may also at its discretion, restrict access in the future to foreign currencies for current account transactions. In the current regime of stringent regulation of outflow of capital, RMB outflow may face the same level of scrutiny by the Chinese government as the outflow of foreign currencies.

Additionally, because repatriation of funds of our Chinese subsidiaries requires the prior approval of SAFE and/or its authorized bank and/or compliance with certain procedural requirements, such repatriation could be delayed, restricted, or limited. There can be no assurance that the rules and regulations pursuant to which SAFE grants or denies such approval or stipulates the procedural requirements will not change in a way that adversely affects the ability of our Chinese subsidiaries to expatriate funds out of China. Future measures, including any additional requirements to repatriate profits earned in China, may increase our regulatory compliance burden.

Uncertainties presented by the Chinese legal system could limit the legal protections available to us and subject us to legal risks, which could have a material adverse effect on our business, financial condition, and results of operations.

Our operations in China are subject to applicable Chinese laws, rules, and regulations. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have little value as precedents, although the judicial interpretations issued by the Supreme Court of China have binding effect. Additionally, Chinese statutes are often principle-oriented and require detailed interpretations by the enforcement bodies to further apply and enforce such laws.

Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation, and trade. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because some of these laws and regulations are relatively new, and because of the limited volume of published court of arbitration decisions and their nonbinding nature (except for the judicial interpretations issued by the Supreme Court of China), the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the Chinese legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory, regulatory, and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection in China than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into in China. As a result, these uncertainties could have a material adverse effect on our business, financial condition, and results of operations.

Material increases in labor costs in China could have an adverse impact on our business and operating results.

We operate several manufacturing facilities in China. In past years, we have experienced increases in labor costs in our Chinese facilities. We expect increases in the cost of labor in our manufacturing facilities in China will continue to occur in the future. To the extent we are unable to pass on increases in labor costs to our customers by increasing the prices for our products and services, minimum wage increases, or increases in other labor costs could have a material adverse effect on our business, financial condition, and results of operations.

If our land use rights in China are revoked, we would have no operational capabilities in the country.

Under Chinese law, land is owned by the state or rural collective economic organizations. The state issues to the land users the land use right certificate. Land use rights can be revoked and the land users forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may not be transparent. We have one technology center in Shanghai and another in Guangzhou. We also have one production facility in Guangzhou and developed a second production facility in Yangzhou. These facilities are operated independently from each other and the loss of land use rights at any one facility would not necessarily impact the operations at any other site. However, we rely on these land use rights, and the loss of such rights would have a material adverse effect on our business, financial condition, and results of operations.

Changes in the Chinese government’s policy on foreign investment in China may adversely affect our business and results of operations.

The Foreign Investment Access Special Management Measures (Negative List) (2019 Version) (“Negative List”), which became effective on July 30, 2019, has identified the industrial areas that are restricted or prohibited for foreign investors. The business of our Chinese subsidiaries does not fall within any of such restricted or prohibited areas and their business scope was duly approved by the Chinese foreign investment regulatory authority upon their establishment.

The Negative List may be updated from time to time, and there can be no assurance that the Chinese government will not change its policies in a manner that would render part or all of our business to fall within the restricted or prohibited categories. If we cannot obtain approval from the relevant approval authorities to engage in a business that becomes prohibited or restricted for foreign investors pursuant to any applicable updates under the Negative List, we may be forced to sell or restructure our business in China. If we are forced to adjust our corporate structure or business as a result of changes in government policy on foreign investment, it could adversely affect our reputation, business, financial condition, and results of operations.

The Foreign Investment Law of China (“Foreign Investment Law”) was formally adopted by the National People’s Congress of China on March 15, 2019 and came into effect on January 1, 2020 to replace the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-Invested Enterprise Law with a single unified law aimed at promoting foreign investment by better protecting the rights and interests of foreign investors and standardizing management of foreign investment. The Foreign Investment Law is formulated to establish regulatory principles governing foreign investment in China, with detailed implementation regulations and rules to be enacted by relevant regulatory authorities. As such, there exist uncertainties regarding the interpretation and implementation of the Foreign Investment Law and the evolution of the regulatory landscape of foreign investment. The proposed Foreign Investment Law imposes enhanced information reporting requirements on foreign investors and the applicable foreign invested entities, and requires reorganization of foreign-invested enterprises’ corporate governance for conformity with the Company Law of China. Once enacted, the Foreign Investment Law may have a material impact on certain aspects of our current corporate governance practices and business operations, and may result in an increase in our compliance costs. In addition, and depending on the seriousness of the circumstances, noncompliance with information reporting obligations, concealment of information, and providing misleading or false information could result in monetary fines or criminal charges.

Risks Related to Government Regulation and Litigation

Our products and our customers are subject to numerous laws regulating the production and use of chemical substances, and some of our products may need to be reformulated or discontinued to comply with these laws and regulations.

As a specialty chemistry manufacturer, we are subject to chemicals approvals, registrations, and regulations around the world, including the European Union Registration, Evaluation, Authorisation, and Restriction of Chemicals (“EU REACH”) regulation and, in particular, its Substances of Very High Concern (“SVHC”) program, the Toxic Substances Control Act (“TSCA”) in the United States, and similar requirements in China, Korea, Taiwan, Australia, the Philippines, Canada, and other countries. Some of the laws and regulations applicable to us have changed in recent years to impose new obligations that could also force us to reformulate or discontinue certain of our products.

Governmental, regulatory, and societal demands for increasing levels of product safety and environmental protection are resulting in increased pressure for more stringent regulatory control with respect to the chemical industry. The EU REACH has set forth comprehensive compliance obligations and restrictions on certain chemicals, and comparable regulatory requirements have now been adopted in several other countries. In the United States, the core provisions of TSCA were amended in June 2016 for the first time in nearly 40 years. Among the more significant changes are that these amendments mandate safety reviews of existing “high priority” chemicals and regulatory action to control any “unreasonable risks” identified as a result of such reviews. In addition, the EPA must make a no “unreasonable risk” finding before a new chemical can be fully commercialized. These new mandates create uncertainty about whether existing chemicals important to our business may be designated for restriction and whether the new chemical approval process may become more difficult and costly. These changes could adversely impact our ability to supply certain products to our customers and could also result in compliance obligations, fines, ongoing monitoring, and other future business activity restrictions, which could have a material adverse effect on our business, financial condition, and results of operations.

Additionally, we have complied with the deadline to submit registrations for all chemicals manufactured or imported exceeding 1 t/a under EU REACH, which has since passed. We do not expect additional material compliance costs. The cost of a registration varied greatly (ranging from €30,000 to €300,000) and depended upon several factors, such as the amount and quality of existing data and the availability of other companies to share costs of generating new data. The EU REACH registration process may affect our ability to manufacture and sell certain products in the future. If a registration was, or in the future is, not submitted by any applicable deadline, our ability to sell those products may be negatively impacted until the registration process has been completed. However, we believe that we have minimized our registration obligations and the risk associated with supplier-related registrations by clarifying registration requirements and willingness of suppliers early. We have also submitted an Authorisation Application for one SVHC—chromium trioxide. The European Union Commission has granted approval for five of the six uses requested, with a decision still pending on the application related to use for functional plating with decorative character. Because of our strong sales in Asia and our current efforts to develop alternative formulations, it is unlikely our business will be materially affected if the remaining application is not granted. The SVHC and Candidate SVHC lists contain other chemicals being used by our business; we expect generally to phase out these chemicals rather than seek Authorisation, but we may decide to submit an Authorisation Application in the future where that makes sense for our business.

Perfluorooctanesulfonic acid (“PFOS”) and other per- and polyfluoroaklyl substances (“PFAS”) are chemical agents that have been targeted for risk assessment, restriction, and high-priority remediation and are the subject of litigation and governmental investigations in the United States and other countries. While we have developed a suite of products that do not require any PFAS chemicals and, when adopted by the industry, will obviate the need for PFAS-containing mist suppressants and wetting agents, we continue to sell a limited number of products that contain permissible levels of PFAS. We have been named as a defendant in a lawsuit related to PFAS and we have received a request for information from a state agency. See “Business—Legal Proceedings” for more information on the PFAS-related lawsuit.

International chemicals regulation requirements, and enforcement of these requirements, may become more stringent in the future and could result in material costs relating to regulatory compliance, liabilities, litigation proceedings, or other impacts, such as restrictions or prohibitions on our products. Future regulatory or other developments could also restrict or eliminate the use of, or require us to make modifications to, our products, packaging, manufacturing processes, and technology, which could have a material adverse effect on our business, financial condition, and results of operations. Our production facilities require permits, such as environmental, operating, and product-related permits and import/export permits, which are subject to renewal and, in some circumstances, revocation. We may not obtain the necessary permits, existing permits may be discontinued, and any newly issued permits may contain significant and costly new requirements. If a permit for a production facility would not be renewed or would be revoked, the facility may need to be closed temporarily or permanently, which may have a material adverse effect on our business, financial condition, and results of operations. Failure to obtain or maintain permits for our facilities or other failure to comply with applicable environmental regulations could result in the shutdown of, or suspension of operations at, our plants.

Furthermore, changes or tightening of environmental protection laws and regulations in China may also have adverse effects on our business, including by adversely impacting operations efficiency, restricting the scope of our operations, increasing costs associated with the transportation of chemicals, and resulting in higher costs for environmental protection taxes and other expenditures.

Many of our customers are subject to the same or similar environmental regulations. The impact of these regulations on our customers and our customers’ ability to comply with these regulations is outside of our control. However, noncompliance by our customers could have an indirect negative effect on our business. We are monitoring relevant chemical regulatory developments in order to limit the associated risks of new developments by being able to trigger countermeasures, such as alternative products and phase-outs, among others, at the right time.

Our financial results may be affected by tariffs, border adjustment taxes or other adverse trade restrictions.

We have global operations, including a significant presence in several major regions, including markets such as India and China. We cannot predict whether the countries in which we operate, or may operate in the future, could become subject to new or additional trade restrictions imposed by the United States or other governments, including the likelihood, type or effect of any such restrictions. The U.S. government imposed various actions regarding trade with China, including levying various tariffs on imports from China, and is contemplating imposing additional actions in the future. In addition, President Trump issued an executive order designed to secure the information and communications technology and services supply chain, which would restrict the acquisition or use in the United States of information and communications technology or services designed, developed, manufactured, or supplied by persons owned by, controlled by, or subject to the jurisdiction or direction of foreign adversaries. Further, the U.S. Commerce Department has implemented additional restrictions and may implement further restrictions that would affect conducting business with certain Chinese companies. The impact on us from these tariffs and trade restrictions is largely indirect, as our customers who import or export products to and from the United States are subject to the tariffs and trade restrictions and pass on the cost to us. However, we can provide no assurance that we will not be subject to direct tariffs and trade restrictions in the future. Similarly, the impact of these trade restrictions on the global value chains we serve may cause customers to seek other suppliers for our products in different countries, and we may be unable to recapture or replace such customers. Moreover, depending on the duration and implementation of the tariffs, the executive order, and other regulatory actions, these trade restrictions may also adversely affect the development of new technologies and the rollout of next-generation networks, including 5G.

There is increased uncertainty with respect to trade relations, including as a result of potential retaliatory tariffs, between the United States and other countries, particularly China and Mexico. The focus on policy reforms that discourage U.S. corporations from outsourcing manufacturing and production activities to foreign jurisdictions, including increased customs restrictions, tariffs, quotas, or the imposition of additional duties and other charges on imports and exports, could change the way we and our customers conduct business, increase our costs, or impede the timely delivery of our products, and have a material adverse effect on our business, financial condition, and results of operations.

The international scope of our operations and our corporate and financing structure may expose us to potentially adverse tax consequences.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of our operations and our corporate and financing structure. We are also subject to intercompany pricing laws, including those relating to the flow of funds between our companies pursuant to, for example, purchase agreements, licensing agreements, or other arrangements. Adverse developments in these laws or regulations, or any change in position regarding the application, administration, or interpretation of these laws or regulations in any applicable jurisdiction, or our inability to comply with all applicable requirements of these laws or regulations due to travel restrictions associated with the COVID-19 pandemic, or otherwise could have a material adverse effect on our business, financial condition, and results of operations. In addition, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our activities or transactions, including the tax treatment or characterization of our tax residency or indebtedness. If any applicable tax authorities were to successfully challenge the tax treatment or characterization of any of these, it could result in the disallowance of deductions, the imposition of additional or new taxation in certain jurisdictions, the imposition of withholding taxes on internal deemed transfers or in general, capital gains taxes, the reallocation of income, penalties, or other consequences that could have a material adverse effect on our business, financial condition, and results of operations.

Our failure to comply with trade restrictions such as economic sanctions and export controls could negatively impact our reputation and results of operations.

We are subject to trade restrictions, including economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations, which prohibit or restrict transactions involving certain designated persons and certain designated countries or territories, including Cuba, Iran, Syria, North Korea, and the Crimea Region of Ukraine. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts, and other remedial measures. Investigations of alleged violations can be expensive and disruptive. We maintain policies and procedures designed to comply with these laws and regulations. As part of our business, we may, from time to time, engage in limited sales and transactions involving certain countries that are targets of economic sanctions, provided that such sales and transactions are authorized pursuant to applicable economic sanctions laws and regulations. However, we cannot predict the nature, scope, or effect of future regulatory requirements, including changes that may affect existing regulatory authorizations, and we cannot predict the manner in which existing laws and regulations might be administered or interpreted.

In addition, any perceived or actual breach of compliance by us with respect to applicable laws, rules, and regulations could have a significant impact on our reputation and could cause us to lose existing customers; prevent us from obtaining new customers; negatively impact investor sentiment about our Company; require us to expend significant funds to remedy problems caused by violations and to avert further violations; and expose us to legal risk and potential liability—all of which may have a material adverse effect on our reputation, business, financial condition, and results of operations.

Our failure to comply with the anti-corruption laws of the United States and various international jurisdictions could negatively impact our reputation and results of operations.

Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which includes the U.S. Foreign Corrupt Practices Act (“FCPA”) and the U.K. Bribery Act 2010 (“UK Bribery Act”), as well as the laws of the countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions, and partnering activities. The FCPA and the UK Bribery Act prohibit us and our officers, directors, employees, and business partners acting on our behalf, including agents (“representatives”), from corruptly offering, promising, authorizing, or providing anything of value to foreign government officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The UK Bribery Act also prohibits non-governmental commercial bribery, soliciting or accepting bribes, and “facilitation payments,” or small payments to low-level government officials to expedite routine approvals. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with foreign government officials responsible for issuing or renewing permits, licenses, or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system, and others are perceived to have elevated levels of public corruption. Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations.

Other companies, including some that may compete with us, may not be subject to the prohibitions listed above, and therefore may have a competitive advantage over us. We maintain policies and procedures reasonably designed to comply with applicable anti-corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or representatives for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition, and results of operations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive.

We may be adversely affected by changes in legislation and regulation, which may impact how we provide products and services.

We are subject to extensive laws, regulations, and industry standards in the various jurisdictions where we operate, market, and distribute our products, including environmental, health and safety, product regulatory, financial, accounting, and tax laws and regulations, which vary from jurisdiction to jurisdiction. Legislative and regulatory changes that impact us and our customers’ industries may impact how we provide products and services to our customers. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us. Delays in adapting our products and services to legislative and regulatory changes could harm our reputation. Also, we may not be as well-equipped to respond to changes in legislation or regulation as some of our competitors or we may become subject to new legislation or regulation with regard to the products and services we offer which could cause us to be prohibited from providing certain services or make provision of affected services more expensive.

Although we have implemented policies and procedures that are designed to ensure compliance with applicable laws, rules, and regulations, there is no guarantee that we will remain in compliance. Any noncompliance could result in civil, criminal and administrative fees, fines, penalties, taxes, interruptions in our operations, and reputational harm for the Company, which may have a material adverse effect on our business, financial condition, and results of operations.

We operate in a litigious environment, which may adversely affect our business, financial condition, and results of operations.

We may become involved in legal actions and claims arising in the ordinary course of business, including litigation regarding employment matters, breach of contract, and other commercial matters. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and could have a material adverse effect on our business, financial condition, and results of operations.

We may be liable for damages based on product liability claims brought against our customers in our end-markets or from our customers and their employees, and any successful claim for damages could have a material adverse effect on our business, financial condition, and results of operations.

We produce and use hazardous chemicals, the handling and use of which require appropriate procedures and care. As a result of the hazardous nature of some of the products we produce and use, we may face claims relating to incidents that involve our customers’ improper handling, storage, and use of our products.

In addition, many of our products provide critical performance attributes to our customers’ products that are sold to consumers who could potentially bring product liability suits related to such products. Our sale of these products therefore involves the risk of product liability claims, including class action lawsuits that claim liability for death, injury, or property damage caused by products that we manufacture or that contain our components. If a person were to bring a product liability suit against one of our customers, this customer may attempt to seek contribution from us. A person may also bring a product liability claim directly against us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments, for which we are not otherwise indemnified, could have a material adverse effect on our business, financial condition, and results of operations. While we endeavor to protect ourselves from such claims and exposures in our contractual negotiations, we can provide no assurance that our efforts in this regard will ultimately protect us from any such claims.

We may incur material costs relating to environmental and health and safety requirements or liabilities, which could have a negative impact on our business, financial condition, and results of operations.

As an international manufacturer and distributor of specialty chemistry and solutions, we are subject to extensive federal, state, local, and foreign environmental, health and safety laws and regulations concerning, among other things, emissions to the air, discharges to land, surface, subsurface strata, wastewater, and storm water discharges, and the generation, use, handling, storage, transportation, treatment, and disposal of hazardous waste and other materials. We are also required to hold numerous environmental permits related to our operations in various jurisdictions. Our operations bear the risk of violations of those laws and permits, and sanctions for violations such as capital expenditure obligations, clean up and removal costs, long-term monitoring and maintenance costs, costs of waste disposal, natural resource damages, and payments for property damage and personal injury. Although it is our policy to comply with such laws, permits, and regulations, it is possible that we have not been or may not be at all times in compliance with all these requirements. Many of our products are inherently hazardous. Moreover, our R&D, manufacturing, formulation, and packaging activities involve the use of hazardous materials and the generation of hazardous waste. Furthermore, we cannot eliminate the risk of accidental contamination, discharge, or injury resulting from these materials. As a result, we could in the future incur significant liabilities, including cleanup costs, fines and sanctions, and third-party claims for property or natural resource damages or personal injuries, any of which could be material.

Liability under some environmental laws relating to contaminated sites can be joint and several and imposed retroactively, regardless of fault or the legality of the activities that gave rise to the contamination. Some of our current manufacturing facilities and former facilities have an extended history of chemical manufacturing operations or other industrial activities, and contaminants have been detected at some of our sites. We or our predecessors have in the past been, and are currently, required to remediate contamination at several of our current and former sites. In particular, we have conducted soil remediation at the Erandio site in a former Chrome VI production area. Excavation work has been completed with final measurements and report pending. Further investigations and measurements are requested by authorities and depend also on measurement-results after the current remediation is finished, and there remains some risk that further remediation might be necessary. We also have received notices regarding potential responsibility for certain costs relating to other offsite disposal locations, none of which we believe are material.

Chemical manufacturing is inherently hazardous and could result in accidents that disrupt our operations or expose us to significant losses or liabilities.

The hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products, and wastes are inherent in our operations. These hazards could lead to an interruption or suspension of operations and have a material adverse effect on the productivity and profitability of a particular manufacturing facility or on our business as a whole. Potential risks include:

•	storage tank leaks and ruptures;

•	explosions and fires;

•	inclement weather and natural disasters;

•	terrorist attacks;

•	cybersecurity breaches;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	transportation interruptions; and

•	chemical spills and other discharges or releases of toxic or hazardous substances or gases.

These hazards may result in personal injury and loss of life, damage to property, and contamination of the environment, which may result in a suspension of operations and the imposition of civil or criminal fines, penalties and other sanctions, cleanup costs, and claims by governmental entities or third parties. We are dependent on the continued operation of our production facilities, and the loss or shutdown of operations over an extended period at any of our major operating facilities could have a material adverse effect on our business, financial condition, and results of operations.

Global climate change legislation could negatively impact our results of operations or limit our ability to operate our business.

We operate production facilities in several countries. In many of the countries in which we operate, legislation has been passed or proposed, or legislation is being considered, to limit greenhouse gases through various means, including the capping and trading of emissions credits. Greenhouse gas regulation in the jurisdictions in which we operate could negatively impact our future results from operations through increased costs of production. We may be unable to pass such increased costs on to our customers, which may decrease our revenues and net income and have a material adverse effect on our business, financial condition, and results of operations. In addition, the potential impact of climate change regulation on our customers is highly uncertain and may also materially adversely affect our business, financial condition, and results of operations.

Risks Related to Employee Matters, Managing Growth, and

Relationships with Suppliers and Other Third Parties

If we do not continue to attract, motivate, and retain members of our senior management team and qualified employees, we may not be able to support our operations.

The completion and execution of our strategies depend on the continued service and performance of our senior management team. If we lose key members of our senior management team, we may not be able to effectively manage our transition to a public company or our current and future operations.

In addition, our business depends on our ability to continue to attract, motivate, and retain many skilled employees across all of our business lines. There is a limited pool of employees who have the requisite skills, training, and education. We compete with many businesses and organizations that are seeking skilled individuals, particularly those with experience in technology and the sciences and those with Ph.D.s in technical fields. Competition for professionals across our entire business can be intense, as other companies seek to enhance their positions in the markets we serve. In addition, competition for experienced talent in our faster growing geographic areas outside of Europe continues to intensify, requiring us to increase our focus on attracting and developing highly skilled employees in our most strategically important locations in those areas of the world. As competition for experienced talent grows, we may be forced to increase spending on employee salaries which could have a material adverse effect on our business, financial condition, and results of operations.

Future organizational changes and the implementation of our cost savings initiatives could also cause our employee attrition rate to increase and may result in significant costs to us in connection with implementing such initiatives. If we are unable to continue to identify or be successful in attracting, motivating, and retaining appropriately qualified personnel, there could be a material adverse effect on our business, financial condition, and results of operations.

We may be subject to work stoppages, union negotiations, labor disputes, and other matters associated with our labor force, which may adversely impact our operations and cause us to incur incremental costs.

Some of our employees globally are in unions or otherwise covered by labor agreements, including works councils. As of December 31, 2020, approximately 25% of our workforce, excluding employees in China and Mexico, was unionized or otherwise covered by labor agreements. Consequently, we may be subject to potential union campaigns, work stoppages, union negotiations, and other potential labor disputes. Additionally, negotiations with unions or works councils in connection with existing labor agreements may result in significant increases in our cost of labor, divert management’s attention away from operating our business, or break down and result in the disruption of our operations. The occurrence of any of the preceding outcomes could impair our ability to manufacture our products and result in increased costs and/or decreased operating results. Further, we may be impacted by work stoppages at our suppliers or customers that are beyond our control.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies. The identification of suitable acquisition candidates is difficult, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and business strategy; we may be subject to claims or liabilities assumed from an acquired company, product, or technology; and any acquisitions we complete could be viewed negatively by our customers, investors, and securities analysts. In addition, if we are unsuccessful at integrating future acquisitions, or the technologies associated with such acquisitions, into our Company, the revenue and results of operations of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges. We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our common shares. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased liabilities and could also include covenants or other restrictions that would impede our ability to manage our operations. The occurrence of any of these risks could harm our business, financial condition and results of operations.

We may be unable to successfully execute on our growth initiatives, business strategies, or operating plans.

We are continually executing on several growth initiatives, strategies, and operating plans designed to enhance our business. In our EL segment, this strategy includes using existing technology to address the build-out of 5G infrastructure and leveraging R&D to address new technologies, including next-generation smartphones, automotive electronics, cloud computing growth, and adoption of IoT devices. In our GMF segment, this strategy includes obtaining approvals for our chemistry to be used in more corrosion protection applications and leveraging R&D to address tightening environmental regulation.

In addition to these growth strategies, our business plan incorporates certain transformational initiatives, including our enhanced senior leadership team, globalized management structure, renewed focus on customers, optimized R&D, cost management initiatives, and a new incentive structure and may include potential acquisitions.

The anticipated benefits from these strategies and initiatives are based on several assumptions that may prove to be inaccurate, including assumptions as to the key trends that will drive growth in our business. Moreover, we may not be able to successfully complete these growth initiatives, strategies, and operating plans without making additional expenditures or at all. If we are unable to complete these initiatives, strategies, and operating plans, we may not realize all the benefits we currently anticipate, including the growth targets and cost savings we expect to achieve. The anticipated cost savings disclosed elsewhere in this report are presented on a gross basis and do not reflect any expenses that may be required to achieve such cost savings.

A variety of risks could cause us not to realize some or all the expected benefits. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies, and operating plans; the secular trends on which many of our strategies and initiatives are based not materializing or not materializing to the degree expected; increased difficulty and cost in implementing our growth efforts; and the incurrence of other unexpected costs associated with operating the business. Moreover, our continued implementation of these programs may disrupt our operations and performance. Similarly, we may not realize the benefits we currently expect from our comprehensive systems and solutions approach.

If any of the assumptions underlying our growth initiatives prove to be inaccurate or any of the foregoing risks materialize, we may not realize the expected benefits of our initiatives and we may be adversely affected, including as the result of the costs associated with these initiatives. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies, and operating plans adversely affects our operations or cost more or take longer to effectuate than we expect, or if our assumptions, including our assumptions with respect to growth of our end-markets, prove inaccurate, our business, financial condition, and results of operations may be materially adversely affected.

Underfunded defined benefit pension plans could have a material adverse effect on our business, financial condition, and results of operations.

We maintain defined benefit pension plans, including in Germany. Various factors, such as changes in actuarial estimates and assumptions (including in relation to life expectancy and rate of return on assets) as well as actual return on assets, can increase the expenses and liabilities of the defined benefit pension plans. The assets and liabilities of the plans must be valued from time to time under applicable funding rules, and as a result we may be required to increase the cash payments in relation to these defined benefit pension plans. To the extent any of these plans are or become in the future underfunded or unfunded, the liabilities in relation to these plans will need to be satisfied from our operating reserves as they mature.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, internal codes of conduct, and insider trading prohibition.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with applicable regulations, to provide accurate information to the United States or other regulators, to comply with manufacturing standards we have established, to comply with federal and state fraud and abuse laws and regulations in the United States and other countries or jurisdictions, to report financial information or data accurately, or to disclose unauthorized activities to us.

It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations, including applicable environmental laws and regulations.

Increases in costs or reductions in the supplies of our specialty and commodity chemicals or precious metals or our manufacturing, testing, and operations processes could materially and adversely affect our business, financial condition, and results of operations.

We use a variety of specialty and commodity chemicals and precious metals in our manufacturing processes, and our most significant raw material input by value is palladium. Our manufacturing operations depend upon obtaining adequate supplies of raw materials on a timely basis. We purchase our major raw materials on a contract or as-needed basis from outside sources. The availability and prices of raw materials may be subject to curtailment or change due to, among other things, the financial stability of our suppliers, suppliers’ allocations to other purchasers, interruptions in production by suppliers, new laws or regulations, changes in foreign currency exchange rates, and worldwide price levels. In addition, many of our raw materials and intermediate products are available in the quantities we require from a limited number of suppliers, which makes it more difficult to replace suppliers in the event of any supply disruption. Further, in some cases, we are limited in our ability to purchase certain raw materials from other suppliers by supply agreements that contain certain minimum purchase requirements. Additionally, we can provide no assurance that, as our supply contracts expire, we will be able to renew them or, if they are terminated, that we will be able to obtain replacement supply agreements on terms favorable to us. In particular, we rely on a local basis on single principal suppliers of palladium, with whom we have long-standing relationships. While we believe there are other suppliers of palladium in each of the regions in which we operate that may meet our needs, we may face difficulty or delays in finding a new supplier should that need arise. Our business, financial condition, and results of operations could be materially adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of raw materials increase significantly.

From time to time, suppliers may extend lead times, limit supplies, or increase prices due to capacity constraints, environmental limitations, or other factors. In addition, some of the raw materials that we use are derived from petrochemical based feedstocks, and there have been historical periods of rapid and significant upward and downward movements in the prices of these feedstocks. We may not always be able to pass on these price increases, and price increases by our other suppliers, to our customers due to competitive pricing pressure, and, even when we are able to do so, there may be a time delay between increased raw material prices and our ability to increase the prices of our products. Any limitation on, or delay in, our ability to pass on any price increases could have a material adverse effect on our business, financial condition, and results of operations.

In addition to specialty and commodity chemicals and precious metals, our manufacturing, testing, and operations processes, in particular the control software for our own equipment, require specialized software which is available only from a limited number of suppliers. Should the access to software and services from these suppliers be restricted or contracts be terminated, we can provide no assurance that we would be able to immediately replace these services, which could adversely affect our business and operations.

We depend upon our information technology systems, which are subject to interruption and failure.

Our business operations could be disrupted if our information technology systems fail to perform adequately. The efficient operation of our business depends on our information technology systems, some of which are managed by third-party service providers. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, cyber-attacks, and viruses. Any such damage or interruption could have a material adverse effect on our business, financial condition, and results of operations.

Further, our information technology systems, including those managed by third-party service providers, may be subject to computer viruses, malicious software, attacks by hackers, and other forms of cyber intrusions or unauthorized access, any of which can create system disruptions, shutdowns, or unauthorized disclosure of sensitive data. In addition, a security breach that leads to disclosure of information protected by privacy laws could compel us to comply with breach notification requirements under state, national, and federal laws and regulations, potentially resulting in litigation or regulatory action, or otherwise subjecting us to liability under laws that protect personal data.

We attempt to mitigate the above risks by employing several measures, including monitoring and testing of our security controls, employee training, maintenance of protective systems and contingency plans, and contracting with service providers to address third-party cybersecurity risks. Nonetheless, it is impossible to eliminate all cybersecurity risk and thus we remain potentially vulnerable to known or unknown threats. Information security risks have generally increased in recent years because of the increased proliferation, sophistication, and availability of complex malware and hacking tools to carry out cyber-attacks. As cyber threats continue to evolve, we may be required to expend additional resources to mitigate new and emerging threats while continuing to enhance our information security capabilities or to investigate and remediate security vulnerabilities.

Risks Related to Intellectual Property

Our know-how and innovations may not be adequately protected.

We believe that our product development, brand recognition and reputation, and the technological and innovative skills of our personnel are essential to establishing and maintaining our leadership position. We rely on a combination of patent, copyright, trademark, trade secrets, confidentiality procedures, technical measures, and contractual agreements with our customers, suppliers, and employees to establish and protect our know-how and innovations according to our products and services. If we fail to protect our know-how and innovations, our competitive position could suffer, which could adversely affect our business, financial condition, and results of operations.

We may be forced to initiate litigation or other enforcement actions against third parties to protect our know-how and innovations as well as defend and enforce our intellectual property rights. Litigating claims related to the enforcement of intellectual property rights is very expensive and can be burdensome in terms of management time and resources, which could adversely affect our business, financial condition, and results of operations. Moreover, the scope of our intellectual property rights may not prevent competitors from designing around such rights.

In some cases, we rely upon unpatented proprietary manufacturing expertise, continuing technological innovation, and other trade secrets to develop and maintain our competitive position. While we generally will enter into confidentiality agreements with our employees and third parties to protect our intellectual property, our confidentiality agreements could be breached and may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. In addition, adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets or manufacturing expertise. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition.

In addition, we rely on both registered and unregistered trademarks to protect our name and brands. We can provide no assurance that our pending trademark applications will be approved. Failure by us to adequately maintain the quality of our products and services associated with our trademarks or any loss to the distinctiveness of our trademarks may cause us to lose certain trademark protection, which could result in the loss of goodwill and brand recognition in relation to our name and products. In addition, successful third-party challenges to the use of any of our trademarks may require us to rebrand our business or certain products or services associated therewith.

The failure of our patents, applicable intellectual property law, or our confidentiality agreements to protect our intellectual property and other proprietary information, including our know-how and innovations relating to processes, apparatuses, technology, trade secrets, trade names and proprietary manufacturing expertise, methods, and compounds, or if we are unsuccessful in our judicial enforcement proceedings, could have a material adverse effect on our competitive advantages, business, financial condition, and results of operations, and could require us to devote resources to advertising and marketing these new brands. Further, we can provide no assurance that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

From time to time, competitors challenge the validity of our patents and trademarks, and we challenge the validity of their patents and trademarks. Further, our competitors may circumvent our patents or our patents may not be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. We cannot be certain either of successfully defending the validity of our patents and trademarks or of invalidating patents and trademarks of our competitors. Additionally, our patents will all eventually expire, after which we will not be able to prevent our competitors from using our previously patented technologies, which could materially adversely affect any competitive advantage we have stemming from those products and technologies. We also cannot assure that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

Our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as in the United States.

The laws of some countries regarding trademark, patent, copyright, and other intellectual property rights do not protect proprietary rights to the same degree as the laws of the United States and there is a risk that our ability to protect our proprietary rights may not be adequate in these countries. Many companies have encountered significant problems in protecting their proprietary rights against copying or infringement in such countries, some of which are countries in which we intend to operate or to sell our products. In particular, the application of laws governing intellectual property rights in China has historically been less effective than those in other jurisdictions, mainly due to the lack of procedural rules for discovery of evidence, low damage awards, and low rates of criminal penalties against intellectual rights infringements. Accordingly, protection of intellectual property rights in China may not be as effective as other countries. Furthermore, the policing of unauthorized use of proprietary technology is difficult and expensive, and we may need to commence and become involved in expensive and lengthy proceedings to enforce or defend patents issued to us or determine the enforceability, scope, and validity of our proprietary rights or those of others. The experience and capabilities of different courts in handling intellectual property related matters vary, and outcomes are unpredictable. Therefore, it could involve substantial risks to us. If we are unable to adequately protect our intellectual property rights in China or elsewhere, our business, financial condition, and results of operations could be materially adversely affected. In addition, our competitors in China and these other countries may independently develop similar technology or duplicate our products, even if unauthorized, which could potentially reduce our sales in these countries and have a material adverse effect on our business, financial condition, and results of operations.

We have applied for patent protection relating to certain existing and proposed products, processes, and services in certain jurisdictions. While we generally consider applying for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately assess all the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that our pending patent applications will not be challenged by third parties or that such applications will eventually be issued by the applicable patent offices as patents. We also cannot assure you that the patents issued as a result of our foreign patent applications will have the same scope of coverage as our U.S. patents. It is possible that only a limited number of the pending patent applications will result in issued patents, which may have a material adverse effect on our business, financial condition, and results of operations.

We may face intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.

From time to time, we may receive notices from third parties claiming infringement by our products and services of third-party patent and other intellectual property rights. As the number of products and services in our markets increases and the functionality of these products and services further overlaps, we may become increasingly subject to claims by a third party that our products and services infringe such party’s intellectual property rights. In addition, there is a growing occurrence of patent suits being brought by organizations that use patents to generate revenues without manufacturing, promoting or marketing products, or investing in R&D in bringing products to markets. These organizations continue to be active and target whole industries as defendants. We may not prevail in any such litigation given the complex technical issues and inherent uncertainties in intellectual property litigation.

If an infringement suit against us is successful, we may be required to compensate the third-party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant. We might also be prevented or enjoined by a court from continuing to provide the affected product or service and may be forced to significantly increase our development efforts and resources to redesign such product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third-party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time-consuming for our personnel and management, result in costly litigation, cause product shipment delays, and harm our reputation, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to our Indebtedness and Other Financial Instruments

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy and our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations with respect to our indebtedness.

As of December 31, 2020, we had an aggregate principal amount of $2,102.9 million of outstanding indebtedness, including $4.1 million of local lines of credit; $425.0 million of our Opco Notes; $219.0 million of our Holdco Notes; $949.9 million of the USD Term Loan Facility; $504.8 million of the RMB Term Loan Facility; and excluding short-term and long-term deferred financing costs of $32.6 million and $81.5 million of lease liabilities. In response to the COVID-19 pandemic, we borrowed $100.0 million under our revolving credit facility out of an abundance of caution during the six months ended June 30, 2020. On July 9, 2020 we repaid all outstanding borrowings under our revolving credit facility and, as of December 31, 2020, we had $232.5 million of availability after giving effect to $17.5 million of guarantee obligations. On February 10, 2021, we borrowed $100.0 million under our revolving credit facility to fund part of the redemption of our Opco Notes and Holdco Notes, leaving $132.5 million of availability thereunder after giving effect to $17.5 million of guarantee obligations. On February 12, 2021, we redeemed in full all outstanding Opco Notes and Holdco Notes. As of December 31, 2020 and the date of this report, we were in compliance with all the covenants under our outstanding debt instruments.

Our substantial indebtedness could have important consequences for you. For example, it could:

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions, general corporate purposes, or other purposes;

•	require us to devote a substantial portion of our annual cash flow to the payment of interest on our indebtedness;

•	expose us to the risk of increased interest rates as, over the term of our debt, the interest cost on a significant portion of our indebtedness is subject to changes in interest rates;

•	hinder our ability to adjust rapidly to changing market conditions;

•	limit our ability to secure adequate bank financing in the future with reasonable terms and conditions or at all; and

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, a potential downturn in general economic conditions or in one or more of our businesses.

We are more leveraged than some of our competitors, which could adversely affect our business plans. A relatively greater portion of our cash flow is used to service debt and other financial obligations. This reduces the funds we have available for working capital, capital expenditures, acquisitions, and other purposes and, given current credit constriction, may make it more difficult for us to make borrowings in the future. Similarly, our relatively greater leverage increases our vulnerability to, and limits our flexibility in planning for, adverse economic and industry conditions and creates other competitive disadvantages compared with other companies with relatively less leverage.

In addition, the agreements governing our senior secured credit facilities contain affirmative and negative covenants that limit our and certain of our subsidiaries’ ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

To service all of our indebtedness, we will require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

Our operations are conducted through our subsidiaries and our ability to make cash payments on our indebtedness will depend on the earnings and the distribution of funds from our subsidiaries. None of our subsidiaries, however, is obligated to make funds available to us for payment on our indebtedness. Further, the terms of the instruments governing our indebtedness significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Our ability to make cash payments on and refinance our debt obligations, to fund planned capital expenditures, and to meet other cash requirements will depend on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory, and other factors beyond our control. We might not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available under our senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs, including planned capital expenditures. In such circumstances, we may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity, or reducing or delaying capital expenditures, strategic acquisitions, investments, and alliances. Such actions, if necessary, may not be effected on commercially reasonable terms or at all. The instruments governing our indebtedness restrict our ability to sell assets and our use of the proceeds from such sales, and we may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; the lenders under our revolving credit facility could elect to terminate their commitments thereunder; cease making further loans and institute foreclosure proceedings against our assets; and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under the credit agreement governing our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities or we are in default thereunder and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the credit agreement governing our senior secured credit facilities; the lenders could exercise their rights, as described above; and we could be forced into bankruptcy or liquidation.

Despite our current level of indebtedness and restrictive covenants, we and our subsidiaries may incur additional indebtedness, or we may pay dividends in the future. This could further exacerbate the risks associated with our substantial financial leverage.

We and our subsidiaries may incur significant additional indebtedness under the agreements governing our indebtedness. Although the credit agreement governing our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to several thresholds, qualifications, and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. Additionally, these restrictions also will not prevent us from incurring obligations that, although preferential to our common shares in terms of payment, do not constitute indebtedness.

In addition, if new debt is added to our and/or our subsidiaries’ debt levels, the related risks that we now face as a result of our leverage would intensify. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Agreements.”

We are dependent upon our lenders for financing to execute our business strategy and meet our liquidity needs. If our lenders are unable or unwilling to fund borrowings under their credit commitments or we are unable to borrow, it could have a material adverse effect on our business, financial condition, and results of operations.

We are dependent upon our lenders for financing to execute our business strategy and meet our liquidity needs. If our lenders are unable to fund borrowings under their credit commitments or we are unable to borrow from them for any reason, there could be a material adverse effect on our business, financial condition, and results of operations. During periods of volatile credit markets, there is risk that any lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including, but not limited to, extending credit up to the maximum permitted by a credit facility, allowing access to additional credit features and otherwise accessing capital and/or honoring loan commitments. If our lenders are unable or unwilling to fund borrowings under their revolving credit commitments or we are unable to borrow from them, it could be difficult in such environments to obtain sufficient liquidity to meet our operational needs.

Our ability to obtain additional capital on commercially reasonable terms may be limited.

Our current sources of liquidity to fund ongoing operating requirements consist of cash and cash equivalents, cash we expect to generate from operations and unused capacity available under our revolving credit facility. However, we may need to seek additional financing to compete effectively.

If we are unable to obtain capital on commercially reasonable terms, it could:

•	reduce funds available to us for purposes such as working capital, capital expenditures, research and development, strategic acquisitions, and other general corporate purposes;

•	restrict our ability to introduce new products or exploit business opportunities;

•	increase our vulnerability to economic downturns and competitive pressures in the markets in which we operate; and

•	place us at a competitive disadvantage.

In addition, in July 2017, the United Kingdom’s Financial Conduct Authority which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. If LIBOR ceases to exist, we may need to renegotiate any borrowing under the USD Term Loan Facility extending beyond 2021 using LIBOR as a factor to determine the interest rate. The replacement for LIBOR is uncertain at this time and as a result it is not possible to predict the effect of a LIBOR phase out on our cost of capital.

Difficult and volatile conditions in the capital, credit and commodities markets and in the overall economy could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Difficult global economic conditions, including concerns about sovereign debt and significant volatility in the capital, credit, and commodities markets, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. These global economic factors, combined with low levels of business and consumer confidence and high levels of unemployment, precipitated a slow recovery from the global recession and from time to time create a concern about a return to recessionary conditions. These difficult conditions and the overall economy can affect our business in several ways. For example:

•

as a result of the volatility in commodity prices, we may encounter difficulty in achieving sustained market acceptance of past or future price increases, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows;

•

under difficult market conditions, there can be no assurance that borrowings under our revolving credit facility would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on reasonable terms, or at all;

•

in order to respond to market conditions, we may need to seek waivers from various provisions in the credit agreement governing our senior secured credit facilities, and in such case, there can be no assurance that we can obtain such waivers at a reasonable cost, if at all;

•

market conditions could cause the counterparties to the derivative financial instruments we may use to hedge our exposure to interest rate, commodity, or currency fluctuations to experience financial difficulties and, as a result, our efforts to hedge these exposures could prove unsuccessful and, furthermore, our ability to engage in additional hedging activities may decrease or become more costly; and

•	market conditions could result in our key customers experiencing financial difficulties and/or electing to limit spending, which in turn could result in decreased sales and earnings for us.

In general, downturns in economic conditions can cause fluctuations in demand for our and our customers’ products, product prices, volumes, and margins. Future economic conditions may not be favorable to our industry and future growth in demand for our products, if any, may not be sufficient to alleviate any existing or future conditions of excess industry capacity. A decline in the demand for our products or a shift to lower margin products due to deteriorating economic conditions could have a material adverse effect on our business, financial condition, and results of operations and could also result in impairments of certain of our assets. We do not know if market conditions or the state of the overall economy will maintain its current course, improve, or decline in the near future. We cannot provide assurance that any decline in economic conditions or economic downturn in one or more of the geographic regions in which we sell our products would not have a material adverse effect on our business, financial condition, and results of operations.

Our debt obligations may limit our flexibility in managing our business.

The credit agreement governing our senior secured credit facilities require us to comply with several customary financial and other restrictive covenants, such as maintaining leverage ratios in certain situations, maintaining insurance coverage, and restricting our ability to make certain investments. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Agreements.” These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. If we were to default on the credit agreement governing our senior secured credit facilities, or other debt instruments, our business, financial condition, and results of operations would be materially adversely affected.

We face risks related to our derivative instruments.

From time to time, we may utilize derivative instruments to manage fluctuations in interest rates and foreign currency exchange rates. These derivative instruments manage our risk in the form of interest rate swaps and caps, forward hedges, and cross-currency and foreign exchange contracts. Periodically, we are required to determine the change in fair value, called the “mark-to-market,” of some of these derivative instruments, which could expose us to substantial mark-to-market losses or gains if such rates or prices fluctuate materially from the time the derivatives were entered into. Accordingly, volatility in rates or prices may adversely impact our business, financial condition, and results of operations and could impact the cost and effectiveness of our derivative instruments in managing our risks.

Risks Related our Foreign Private Issuer Status and Ownership of our Common Shares

Because a significant portion of our operations is conducted through our subsidiaries, we are largely dependent on our receipt of distributions or other payments from our subsidiaries for cash to fund all of our operations and expenses, including to make future dividend payments, if any.

A significant portion of our operations is conducted through our subsidiaries. As a result, our ability to service our debt or to make future dividend payments, if any, is largely dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans, or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and other business considerations and may be subject to statutory or contractual restrictions. We do not currently expect to declare or pay dividends on our common shares for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common shares, the credit agreement governing our senior secured credit facilities significantly restricts the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. Further, there may be significant tax and other legal restrictions on the ability of foreign subsidiaries to remit money to us.

An active, liquid, and orderly market for our ordinary shares may not be sustained.

Our common shares are listed on the New York Stock Exchange under the symbol “ATC”. However, we can provide no assurance that an active, liquid, and orderly trading market for our common shares will be sustained.

The requirements of being a public company may strain our resources and divert management’s attention.

Following our IPO, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations. Compliance with these rules and regulations incurs substantial legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly, and places increased demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain disclosure controls and procedures and internal control over financial reporting that meet this standard, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to complying with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

The price of our common shares may fluctuate significantly, which may result in the loss of all or part of any investment in our common shares.

The market price of our common shares could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industries;

•	the public’s reaction to our press releases, our other public announcements, and our filings with the Securities and Exchange Commission (the “SEC”);

•	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common shares or the stock of other companies in our industries;

•	the failure of research analysts to cover our common shares;

•	strategic actions by us, our customers, or our competitors, such as acquisitions or restructurings;

•	increased competition;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to us;

•	changes in accounting standards, policies, guidance, interpretations, or principles;

•	material litigation or government investigations;

•	default on our indebtedness;

•

changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism, natural disasters, severe weather, or responses to such events;

•	reactions to changes in the markets for the raw materials or key inputs that impact our production or our industries generally;

•	changes in key personnel;

•	sales of common shares by us, Carlyle, or members of our management team;

•	termination or expiration of lock-up agreements with our management team and principal shareholders;

•	the granting or exercise of employee stock options;

•	volume of trading in our common shares; and

•	the realization of any risks described under this “Risk Factors” section.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the end-markets we serve. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price and cause you to lose all or part of your investment. Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our common shares and trading volume could decline.

The trading market for our common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the market price for our common shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common shares to decline.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2021. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common shares could decline and we could be subject to sanctions or investigations by the stock exchange on which we listed our common shares, the SEC, or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 of the Sarbanes-Oxley Act requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures, or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our common shares, and could adversely affect our ability to access the capital markets.

We are controlled by Carlyle, whose interests in our business may be different than those of other holders of our common shares.

As of the date hereof, Carlyle controls approximately 81% of the outstanding common shares of Atotech Limited, and is able to control our affairs in all cases. Pursuant to a shareholders agreement, a majority of our board of directors (the “Board”) will be designated by Carlyle, and Carlyle will continue to have the ability to designate a majority of our directors until it owns less than 25% of the outstanding common shares. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders Agreement.” As a result, Carlyle or its respective designees to our Board will have the ability to control the appointment of our management, the entering into of mergers, sales of substantially all or all of our assets, and other extraordinary transactions and influence amendments to our memorandum of association and articles of association. So long as Carlyle continues to own a majority of our common shares, they will have the ability to control the vote in any election of directors and will have the ability to prevent any transaction that requires shareholder approval regardless of whether other shareholders believe the transaction is in our best interests.

In any of these matters, the interests of Carlyle may differ from, or conflict with, the interests of other holders of our common shares. Moreover, this concentration of share ownership may also adversely affect the trading price for our common shares to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder. In addition, since Carlyle owns approximately 81% of our common shares, the price of our common shares may be volatile due to a smaller public float. Carlyle is in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are our existing or potential suppliers or customers. Carlyle may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue.

We have no plans to pay regular dividends on our common shares.

We have no plans to pay regular dividends on our common shares. We generally intend to utilize our future earnings, if any, to fund our growth and reduce our indebtedness. Any payment of future dividends will be at the discretion of our Board (subject to, and in accordance with, our articles of association) and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our Board deems relevant. The senior secured credit facilities also effectively limit our ability to pay dividends.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under Jersey law. The rights of holders of common shares are governed by Jersey law, including the provisions of the Companies (Jersey) Law 1991, as amended (the “Jersey Companies Law”), and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

Future sales of our common shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute existing ownership in us and may adversely affect the market price of our common shares.

We and substantially all of our current shareholders may sell additional common shares in subsequent public offerings. We may also issue additional common shares or convertible debt securities, for a variety of reasons, including to finance future acquisitions. We are authorized to issue 10,000,000,000 common shares and currently have 194,664,156 common shares outstanding. Of such shares, 162,136,483, or approximately 83% of our total outstanding common shares, are restricted from immediate resale under the lock-up agreements between our current shareholders and the underwriters in our IPO, but may be sold into the market upon expiration of such lock-up agreements. These common shares and any common shares which may be issued upon exercise of outstanding options will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of two of the four representatives of the underwriters, is 180 days after the date of our IPO, subject to compliance with the applicable requirements under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”).

We cannot predict the size of future issuances of our common shares or the effect, if any, that future issuances and sales of our common shares will have on the market price of our common shares. Sales of substantial amounts of our common shares (including sales pursuant to Carlyle’s registration rights and common shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders Agreement.”

If a U.S. person is treated as owning at least 10% of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

As a result of the comprehensive U.S. tax reform bill signed into law on December 22, 2017, many of our non-U.S. subsidiaries will be classified as “controlled foreign corporations” for U.S. federal income tax purposes due to the expanded application of certain ownership attribution rules within a multinational corporate group. If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our common shares, such person may be treated as a “United States shareholder” with respect to one or more of our controlled foreign corporation subsidiaries. In addition, if our common shares are treated as owned more than 50% by United States shareholders, we would be treated as a controlled foreign corporation. Certain United States shareholders of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income, as ordinary income, its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions to such United States shareholder. An individual United States shareholder generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporate United States shareholder with respect to a controlled foreign corporation. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties, loss of foreign tax credits, and may extend the statute of limitations with respect to the United States shareholder’s U.S. federal income tax return for the year for which such reporting was due. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. We also cannot guarantee that we will furnish to United States shareholders information that may be necessary for them to comply with the aforementioned obligations. United States investors should consult their own advisors regarding the potential application of these rules to their investments in us. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, our common shares.

We are a “foreign private issuer” and a “controlled company” within the meaning of the rules of the New York Stock Exchange and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. Accordingly, holders of our common shares do not have the same protections afforded to shareholders of companies that are subject to such requirements.

The corporate governance rules of the New York Stock Exchange require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. However, as a foreign private issuer, we are permitted to, and we do, follow home country practice in lieu of the above requirements, subject to certain exceptions. As long as we rely on the foreign private issuer exemption for certain of these corporate governance standards, a majority of our Board are not required to be independent directors and our Compensation Committee and Nominating and Corporate Governance Committee are not required to be composed entirely of independent directors. Therefore, our Board’s approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, management oversight may be more limited than if we were subject to all the corporate governance standards of the New York Stock Exchange.

Carlyle continues to control a majority of the voting power of our outstanding common shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

In the event we no longer qualify as a foreign private issuer, we may utilize these exemptions if we continue to qualify as a “controlled company.” If we do utilize the controlled company exemption, we will not have a majority of independent directors and our Nominating and Corporate Governance and Compensation Committees will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, holders of our common shares do not have the same protections afforded to shareholders of companies that are subject to all the corporate governance requirements of the New York Stock Exchange.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our common shares.

As a “foreign private issuer,” we are not subject to all the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our common shares are not listed and we do not currently intend to list our common shares on any market in the Bailiwick of Jersey, our home country. As a result, we are not subject to the reporting and other requirements of companies listed in the Bailiwick of Jersey. For instance, we are not required to publish quarterly or semi-annual financial statements. Accordingly, there may be less publicly available information concerning Atotech Limited than there would be if we were a U.S. public company.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We may not meet the continued listing standards of the New York Stock Exchange.

The New York Stock Exchange requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our common shares are delisted from the New York Stock Exchange at some later date, our shareholders could find it difficult to sell our common shares. In addition, if our common shares are delisted from the New York Stock Exchange at some later date, we may have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the New York Stock Exchange. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the New York Stock Exchange at some later date or become subject to the penny stock regulations, it is likely that the price of our common shares would decline and that our shareholders would find it difficult to sell their shares.

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

Several of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

In particular, investors should be aware that there is uncertainty as to whether the courts of the Bailiwick of Jersey would recognize and enforce judgments of U.S. courts obtained against us or our directors or management as well as against the selling shareholder predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in courts of the Bailiwick of Jersey against us or our directors or officers as well as against the selling shareholder predicated upon the securities laws of the United States or any state in the United States. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Our articles of association include exclusive jurisdiction and forum selection provisions, which may impact the ability of shareholders to bring actions against us or increase the costs of bringing such actions.

Our articles of association provide that the federal courts of the United States shall have exclusive jurisdiction to determine any dispute asserting a cause of action against the Company or any director or officer thereof arising under the United States Securities Act of 1933, as amended. This limitation on the forum in which shareholders may initiate action against us may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable and could increase the costs and inconvenience of pursing claims or otherwise adversely affect a shareholder’s ability to seek monetary or other relief.

A court could decline to enforce these exclusive jurisdiction and forum provisions. If a court were to find these provisions to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Item 4. Information on the Company

A. History and Development of the Company

We were incorporated in Jersey and are a public company limited by shares. Our legal name is “Atotech Limited” and our commercial name is “Atotech.” We were incorporated as a private limited company on December 12, 2018 for purposes of becoming the new holding company of Holdco and its subsidiaries and were re-registered on February 1, 2021 as a public company. The principal legislation under which we operate, and under which our common share capital has been created, is the Jersey Companies Law.

We are registered with the Jersey Financial Services Commission under number 127906. The headquarters for the Atotech business is located at Erasmusstrasse 20, 10553 Berlin, Germany. Our telephone number is +49 30 349 85 0 and our website is www.atotech.com. Information on, or accessible through, such website is not part of this report, nor is such content incorporated by reference herein. We have included our website address in this report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC at www.sec.gov. Our agent for U.S. federal securities law purposes is Alpha US Bidco, Inc., c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

On February 4, 2021, our common shares began trading on the New York Stock Exchange.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2020 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B. Business Overview

We are a leading chemicals technology company with significant exposure to several high growth secular trends and a strong presence in electronic materials, including specialty electroplating solutions which deliver chemistry, equipment, service, and software for high-growth technology applications. We are a leader in the global EL plating chemistry market, a leader in the global GMF plating chemistry market, and a leading global manufacturer of horizontal plating equipment for PCB production. We are a crucial enabler in the “information age”

value chain and our technology is essential to the manufacture of electronics and other critical products. Our solutions are used in a wide variety of attractive end-markets, including smartphones, communication infrastructure, cloud computing, big data and consumer electronics, automotive electronics, and automotive surface finishing, as well as in numerous industrial and consumer applications such as heavy machinery and household appliances. We benefit from various secular growth trends such as digitalization, increasing data volumes and processing speed requirements, the growth of the consumer class in emerging markets, increasing environmental regulations, and rising product quality and durability standards.

We are the only major company in our industry that provides both chemistry and equipment, which we sell through both our EL and GMF segments. Our comprehensive systems and solutions approach leverages our unique offering of chemistry, equipment, service, and software. We believe this business model creates a sustainable competitive advantage that helps us achieve deep customer intimacy and allows us to continue to grow our market share and capitalize on positive market growth trends. This approach is supported by our 16 state-of-the-art global technology centers, which allow us to provide local service around the world and to respond in real-time to customer needs. The combination of our comprehensive systems and solutions approach, expansive global manufacturing and sales footprint, customer-driven investments in R&D, and superior technical expertise makes us an ideal electroplating and surface finishing solutions partner for our diverse customer base.

Our solutions are mission-critical for the PCB, SC, and surface finishing industries, but typically account for less than 1% of total end-product cost. Our customers rely on these solutions to increase processing speeds, further miniaturize devices, transform product appearance, and increase product durability. Our direct customers are among the most important suppliers to the world’s leading OEMs in our key end-markets. In order to satisfy demanding OEM specifications, we often partner with OEMs and our direct customers to develop comprehensive solutions that embed or “design-in” our offerings. The “designed-in” nature of our solutions and the associated testing and certification processes, which can last up to five years, lead to high switching costs for our direct customers and OEMs. Our solutions create significant value for our customers by consistently and reliably enabling superior product performance. Our ability to consistently deliver a compelling customer value proposition has led to long-standing customer relationships, with an average relationship length of 24 years among our top 25 customers, and underpins our sustainable competitive advantage.

Our chemistry is found in a variety of everyday products across a wide range of attractive end-markets:

We believe we are uniquely positioned in the Electronics wet chemistry market, with a strong presence in the high-end market segment. The combination of our leading market share, global reach and scale, along with our technology leadership and domain expertise, which has been built over decades, enables us to deliver comprehensive technology solutions to our customers. These solutions, which include proprietary chemistry, equipment, software, and service, are highly differentiated, resulting in higher switching costs, despite accounting for less than 1% of total end-product cost.

Our business is defined by an unwavering commitment to R&D with a focus on high-growth applications, close customer collaboration, and market-led innovation. We believe that we consistently invest more in R&D than our competitors with our fiscal 2020 R&D expense representing 4.4% of revenue for the same period, which does not include Atotech’s investment in its technology centers. This investment enables us to pioneer new high-value solutions with reduced commercial risk, while the remainder of our R&D investment is focused on developing next-generation technologies, often in partnership with leading OEMs, customers, and universities. Our historical and continued investment in R&D allows us to solve complex technical problems associated with cutting-edge product innovations, such as OLED displays, flexible and bendable displays, and advanced driver-assistance systems. In addition, we are developing technologies that support high-performance computing used for Artificial Intelligence, big data analytics, and graphics processing for augmented reality and virtual reality.

Our well-invested global footprint is comprised of our 16 state-of-the-art global technology centers, 15 chemistry production facilities, and two equipment production facilities. We believe we have the largest EL and GMF plating presence in Asia, with seven production facilities and eight technology centers, a distinct and crucial element of our business that enables us to capture growth throughout this key region. We serve customers locally in over 40 countries with approximately 4,000 employees, of whom 1,900 are directly engaged in customer support, leveraging their technical expertise in sales, marketing, and service to enhance our customers’ operations, improve existing practices, and enable the rapid commercialization of new products. Of these approximately 1,900 technical experts, several hundred work directly with our customers at their facilities.

We sell our chemistry and equipment to a diverse mix of customers who are typically manufacturers serving global markets, ultimately mitigating our exposure to any individual geography. For fiscal 2020, our top ten customers accounted for approximately 28% of our total chemistry revenue.

Our Business Segments

Our business operates in two business segments, Electronics and General Metal Finishing, with both offering chemistry, equipment, service, and software globally. Although these segments each have distinct end-markets and customers, they both benefit from our centralized functions and global scale. In addition, we leverage our significant R&D spend and resulting innovations, as well as our shared technology centers and production facilities, to benefit from technologies, innovations, best practices, and other key learnings across our product portfolio and segments. This R&D coordination, along with our centralized functions, results in better commercial focus and increased productivity and profitability.

Electronics

Overview

We provide plating chemistry, equipment, service, and software used in the manufacturing of electronics components, including PCBs and SCs, with demand driven by a variety of end-markets, including smartphones, communication infrastructure, cloud computing, automotive electronics, and consumer electronics in which we have strong positions. In addition, we have invested and developed solutions that have enabled a new wave of technological innovation, including the next generation of automotive electronics and electronic devices created by our customers and OEMs. Our expansive footprint allows us to serve the global electronics supply chain, as demonstrated by our longstanding relationships with 28 of the top 30 global PCB manufacturers. Our top ten EL customers accounted for approximately 45% of our total EL revenues for fiscal 2020.

Chemistry

Our EL plating chemistry offering is used in the manufacturing of PCBs and SCs to provide electrical conductivity used in devices and components serving mission critical functions in a wide variety of end-markets including consumer electronics and automotive applications. Our product portfolio is focused on attractive growth segments of the EL plating chemistry market that involve technologically advanced production processes, including the rapidly evolving semiconductor packaging segment. These high-value technology segments include complex applications such as High Density Interconnectors (“HDIs”), Integrated Circuit (“IC”) substrates, and flex or rigid-flex PCBs used in smartphones, 5G infrastructure, servers, and automotive electronics. The use of our specialty chemistry in these applications typically requires long approval lead times and faces high switching costs and costs of failure, resulting in our higher margins relative to those of other plating applications. Descriptions of our various products and applications are set forth in the table below:

Equipment

We manufacture and supply a broad range of horizontal plating equipment to our customers. Our broad range of plating and auxiliary equipment, spare parts, and ancillary services for our EL offering provides us with an advantage over our competitors who provide only chemicals. When our equipment is used in conjunction with our EL plating chemistry offerings, we believe our customers can optimize plating results with better production yields and higher product quality, thus reducing their manufacturing costs and improving end-product performance.

We are the #1 global manufacturer of horizontal plating equipment for PCB applications, and we have recently invested in vertical plating technology for PCB applications. While both horizontal and vertical plating equipment enable the deposition of metal layers in solutions, they utilize different methods to transport PCB panels through a plating line. In horizontal plating, PCB panels are transported through a line via rollers, whereas in vertical plating, PCB panels are transferred via baskets. Each process offers advantages depending on the specific PCB manufacturing processes and applications. Historically, we have focused on horizontal plating equipment and gained a decisive competitive advantage in this area. Our horizontal plating equipment reduces consumption of fresh and wastewater, energy, and process chemistry, while also providing superior fluid delivery to the PCB panels, which leads to enhanced process uniformity and quality. Compared to a standard vertical plating line, our Uniplate system is environmentally friendly, reducing wastewater generation by 41%. Due to these benefits, horizontal plating equipment is typically used for higher value PCBs versus standard vertical plating equipment. However, since some of our customers use vertical conveyorized plating equipment for specific applications, our recent investment in vertical conveyorized plating technology enables us to broaden our portfolio and provide them with a comprehensive systems approach, which we expect will drive additional chemistry sales. The following table details our equipment:

Service

We offer services to our customers, including on-site support at our customers’ PCB and SC production facilities. We engage in joint development projects leveraging our technology centers to collaborate with OEMs and direct customers. This customer intimacy allows us to better understand our customers’ production processes and enables us to optimize our solutions, leading to an increase in productivity and process reliability. These projects also allow us to anticipate the industry’s future requirements, which, in turn helps our customers remain at the forefront of technological advancement. In many instances, we help to set up and run new plating lines, as well as provide manufacturing oversight to ensure that optimal plating results are consistently achieved. With the support of our technology centers worldwide, we can rapidly introduce new and relevant technologies to the market and provide application development, testing, support, and training services. Our analytical and materials science laboratories support customers with the use of cutting-edge scientific tools and highly skilled professionals.

Customers

We work directly with, and are certified by, many of the leading global electronics OEMs and are able to satisfy their strictest quality requirements. We partner with OEMs during their product development process to have our process solutions qualified and designed into the product specifications they provide to PCB manufacturers. The PCB manufacturers, our direct customers, supply a diverse group of blue chip OEMs, including Oppo, Samsung, Sony, and Microsoft and SC packaging manufacturers. Quality and technical competence, as well as innovation, R&D, and sustainability are the primary purchasing criteria for our customers. Through a combination of superior solutions and customized on-site support we have demonstrated a successful track record of consistently meeting the needs of our customers which has resulted in long-standing and deep relationships. We serve 28 of the top 30 of the largest PCB manufacturers in the world and have historical or ongoing joint development projects for future technologies and products with 13 of the top 30. The fragmented nature of the PCB customer base provides diversity, which differs from the more concentrated customer base in the SC industry.

Electronics Manufacturing Value Chain

General Metal Finishing

Overview

We supply specialty-plating chemistry to approximately 7,000 customer sites globally. We are also one of the market leaders in GMF plating equipment. Our comprehensive systems and solutions generally add the most value for our larger GMF customers who have complex technical requirements. For our other customers, who are often smaller, we provide value by being a one-stop shop for all their plating needs, supplying chemistry, auxiliary equipment, and high-touch local service. Our solutions not only transform the aesthetics of plastics and metals to create a higher value appearance, but also improve corrosion- and wear-resistance and environmental sustainability. We believe our comprehensive approach strengthens our ability to win business, providing our customers with enhanced production yields, higher quality results, and improved end-product performance, while reducing their manufacturing and warranty costs. Our diverse technology portfolio enables customers to respond quickly to evolving trends in their respective end-markets. In addition, we have grown our market share in Asian markets where we anticipate strong demand for our GMF plating chemistry offering going forward. Our top ten GMF customers accounted for approximately 14% of our total chemistry GMF revenues for fiscal 2020.

Chemistry

Our GMF plating chemistry offering comprises specialty plating chemicals used in surface finishing processes for a wide variety of end-markets including automotive surface finishing, heavy machinery, household appliances, fixtures, and construction. These metal finishing processes enhance the physical properties of products by providing functional coatings for wear resistance and corrosion protection and transform the aesthetic appearance of products by providing decorative coatings. We focus on applications in which we add significant value, including complex applications for components and safety parts for automotive, heavy machinery and construction, as well as on other applications where our high-touch service can significantly improve production outcomes. The use of our specialty chemistry in these applications typically requires long approval lead times and faces high switching costs and costs of failure, resulting in higher margins for us relative to other plating applications. In addition, we have pioneered sustainable technology in our GMF segment, which has been particularly important to our customers in order to ensure compliance with tightening environmental regulations. For example, we were the first company to introduce the trivalent chromium hard chrome plating process, allowing our customers to phase out Chrome VI. Examples of our products and applications are set forth in the table below:

Equipment

We are one of the market leaders in GMF plating equipment. We manufacture and supply equipment that comprises plating lines and related spare parts and a broad range of auxiliary equipment to our customers. When our equipment is used in conjunction with our specialty chemistry, we believe our customers can optimize plating results with better production yields and higher product quality, thus reducing their manufacturing costs, improving product performance, and ensuring their compliance with environmental regulations. Because of these customer benefits, our equipment sales are usually correlated with significant follow-on chemistry sales. Our plating lines contribute to minimized energy consumption, for example, through optimized exhaust air systems and wastewater reduction, efficient pumps, and motors, in combination with advanced control system intelligence. GMF plating equipment is particularly beneficial to our customers facing complex technological requirements such as the plating of shock absorbers at high speed and large quantities. Our auxiliary equipment ranges from ion exchange technologies, metal recovery systems, and membrane anode technology to regeneration and electrodialysis systems. This auxiliary equipment helps our customers reduce consumption of raw materials and generation of waste while increasing their production efficiency. Although we primarily do business with metal plating service providers and suppliers, we have partnered with most major OEMs to deliver comprehensive solutions to meet their evolving technical and design specifications. In addition, we emphasize environmentally friendly products, including our DynaChrome systems, which utilize 70% less water, 30% less chemistry, and 20% less electricity versus standard vertical plating lines. The following table details our equipment and services:

Service

We offer on-site support at our customers’ production facilities and other services to our customers. We engage in joint development projects leveraging our technology centers to collaborate with OEMs and direct customers. This customer intimacy allows us to better understand our customers’ production processes and enables us to optimize our solutions, leading to an increase in productivity and process reliability. These projects also allow us to anticipate the industry’s future requirements, which, in turn helps our customers to remain at the forefront of technological advancement. In some instances, we help to set up and run new process lines, as well as provide manufacturing oversight to ensure that optimal plating results are consistently achieved. With the support of our technology centers worldwide, we can rapidly introduce new and relevant technologies to the market and provide application development, testing, support, and training services. Our analytical and materials science laboratories support customers with the use of cutting-edge scientific tools and highly skilled professionals.

Customers

Within the GMF plating chemistry market, we have a highly diversified customer base of approximately 7,000 customer sites and supply plating chemicals for decorative and functional surface finishing applications across a wide variety of end-markets. Our largest end-market is automotive surface finishing, where our chemistry supplies the value chain serving all major automotive OEMs. Our products and technologies must be pre-qualified by the OEMs, which is a time-intensive process that can last up to five years and yields strong and often long-lasting client relationships and results in high switching costs for customers. Our customers place a strong emphasis on quality, technical competence, and customer service, including technical support and training. The competitive advantages derived from our technology leadership and intimate customer approach further strengthens our existing relationships and foster new ones. In addition, our dedicated support teams stay in close contact with OEMs and suppliers to address their present and future needs and align our R&D program accordingly.

General Metal Finishing Value Chain

Sales and Marketing

Through our sales and marketing teams, we combine the deep product expertise of our marketing experts with our front-line sales staff’s intimate customer knowledge. Our sales and marketing teams are generally structured on a country-by-country basis. In addition, for our global key accounts, we employ dedicated managers to provide a single point of contact and more effectively serve these customers. Close customer relationships are key success factors in our EL and GMF segments. As many of our chemistry solutions are designed to meet customer-specific needs, sales and marketing activities need to be closely aligned with our service and R&D activities and conducted in close proximity to our customers. In total, we employed approximately 1,900 sales and sales support staff worldwide.

Procurement

We purchase our raw materials, including chemicals, precious and other metals, equipment, and packaging from a variety of suppliers. One important raw material input is palladium, a largely available precious metal that is traded publicly in a highly liquid market. We manage or mitigate precious metal exposure by passing through price fluctuations to our customers by various commercial arrangements. We care deeply about the quality of our raw materials and thus have long-standing relationships with our most trusted suppliers and employ rigorous processes for qualifying new suppliers. The approval process often lasts anywhere from three months to three years, ensuring that we maintain consistent quality and control standards in order to continue to develop products of highest quality that have fostered our industry-leading reputation. Together with our R&D teams, we continuously strive to secure and diversify our supply sources. Additionally, we have begun to develop and produce some chemistry in-house in order to improve sourcing costs and secure a competitive advantage. Certain items are sourced globally, with local procurement conducted as needed to fulfill individual and unique customer demands. We have strengthened our global procurement function to better leverage our scale and have been re-negotiating contracts for chemistry, equipment, and indirect purchases.

Competition

We compete in the global specialty and performance chemicals market. Our market is fairly consolidated with the top three players holding 53% of market share. Our primary multinational competitors include Element Solutions and DuPont. We also compete with regional players, including Uyemura, Coventya, Dipsol, JCU, and Okuno. Our primary equipment competitors are Schmid, PAL, and Manz. We compete primarily based on our product quality, the depth of our product portfolio, our unique systems approach of offering chemicals, equipment, and services, and our global geographic reach.

Seasonality

See Item 5 “Operating and Financial Review and Prospects—Key Factors Affecting the Components of Our Results of Operations” for a description of the seasonality of our business.

Health, Safety, and Environmental

We are subject to numerous laws and regulations that govern the protection of the environment and health and safety of our employees. We are committed to achieving and maintaining compliance with all applicable legal requirements including the management and disposal of hazardous substances. We have a strong record of safety and have developed policies and management systems to monitor compliance and ensure the possession of appropriate permits, registrations, or other authorizations.

We believe all of our manufacturing facilities are operated in compliance with existing environmental requirements, in all material respects, including the operating permits required at our facilities. We are also committed to anticipating our customers’ evolving environmental needs. For example, we have developed a suite of products that do not require any PFAS chemicals.

We expect to incur ongoing costs to comply with existing and future requirements. This will continue to be implemented through proper training, communication of policies, procedures and practices, management of internal systems, and ongoing monitoring of legislative and regulatory developments that may affect our operations.

For more information, see Item 3.D. “Risk Factors—Risks Related to Government Regulation and Litigation—Our products and our customers are subject to numerous laws regulating the production and use of chemical substances, and some of our products may need to be reformulated or discontinued to comply with these laws and regulations.”

C. Organizational Structure

Our principal subsidiaries as of December 31, 2020 are as follows:

Legal Name of Subsidiary	Jurisdiction	Proportion of voting rights and shares held (directly or indirectly)
Alpha 2 B.V.	The Netherlands	100%
Alpha 3 B.V.*	The Netherlands	100%
Alpha 4 B.V.	The Netherlands	100%
Alpha 5 B.V.*	The Netherlands	100%
Alpha US Bidco, Inc.	United States	100%
Atotech Argentina S.A.	Argentina	100%
Atotech Asia Pacific Ltd.	Hong Kong	100%
Atotech Australia PTY Ltd.	Australia	100%
Atotech Beteiligungs und Management GmbH & Co KG*	Germany	100%
Atotech Bulgaria EOOD	Bulgaria	100%
Atotech B.V.*	The Netherlands	100%
Atotech Canada Ltd.	Canada	100%
Atotech (China) Chemicals Ltd.*	China	100%
Atotech CZ, a.s.	Czech Republic	100%
Atotech de México S.A. de C.V.*	Mexico	99.99%
Atotech Deutschland GmbH*	Germany	94%
Atotech Development Center Pte. Ltd.*	India	99.99%
Atotech do Brasil Galvanotécnica Ltda.	Brazil	99.99%
Atotech España, S.A.*	Spain	100%
Atotech France S.A.	France	99.99%

Legal Name of Subsidiary	Jurisdiction	Proportion of voting rights and shares held (directly or indirectly)
Alpha Germany Bidco GmbH	Germany	100%
Atotech India Pte. Ltd.*	India	99.99%
Atotech İstanbul Kimya Sanayi Ticaret Limited Şirketi	Turkey	99.26%
Atotech Italia S.r.l.*	Italy	100%
Atotech Japan K.K.*	Japan	100%
Atotech Korea Ltd.*	Korea	100%
Atotech (Malaysia) Sdn. Bhd.*	Malaysia	100%
Atotech Österreich GmbH*	Austria	100%
Atotech (Philippines) Chemicals, Inc.	The Philippines	99%
Atotech Poland Sp. z.o.o.	Poland	100%
Atotech Servicios de México S.A. de C.V.*	Mexico	100%
Atotech (Singapore) Chemicals Pte. Ltd. (formerly Atotech S.E.A. Pte. Ltd.)*	Singapore	100%
Atotech SK, s.r.o.	Slovakia	100%
Atotech Skandinavien AB	Sweden	100%
Atotech Slovenija d.d.	Slovenia	100%
Atotech Taiwan Ltd*	Taiwan	100%
Atotech (Thailand) Co., Ltd.*	Thailand	100%
Atotech Vietnam Co., Ltd.	Vietnam	100%
Atotech UK Ltd.	United Kingdom	100%
Atotech USA, LLC*	United States	100%
Atotech (Yangzhou) Chemicals Ltd.	China	100%
J-KEM International AB	Sweden	100%
Visutech Plating Ltd.	Belarus	100%
OOO “Atotech-Chemeta”	Russia	95%
Pt. Atotech Indonesia Chemicals	Indonesia	99%
UAB Atotech-Chemeta	Lithuania	100%
Atotech UK Topco Ltd.	United Kingdom	100%

*	Denotes a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.

D. Property, Plants and Equipment

As of December 31, 2020, we lease or own facilities in approximately 40 countries. We maintain an asset-light approach to manufacturing our products, leading to greater flexibility to adjust our production footprint, higher returns on operating assets, and lower operating leverage.

•	Chemistry Production Facilities—We operate 15 chemistry production facilities.

•	Equipment Production Facilities—We operate two equipment production facilities in two countries.

•	Technology Centers—We operate 16 technology centers in 12 countries.

The table below presents summary information regarding our material facilities as of December 31, 2020.

Country	Location	Type of Facility
Brazil	Sao Paulo	Technology Center, Production Facility
Canada	Burlington	Technology Center, Production Facility
China	Guangzhou(1)	Technology Center, Production Facility
China	Shanghai	Technology Center
China	Yangzhou	Production Facility

Country	Location	Type of Facility
Czech Republic	Jablonec	Technology Center, Production Facility
Germany	Berlin*	Technology Center
Germany	Feucht	Technology Center, Production Facility
Germany	Neuruppin	Production Facility
Germany	Trebur	Technology Center, Production Facility
India	New Delhi	Technology Center, Production Facility
Italy	Milan	Technology Center
Japan	Koda	Production Facility
Japan	Yokohama*	Technology Center
Korea	Jangan	Technology Center, Production Facility
Malaysia	Penang	Production Facility
Mexico	Mexico City	Production Facility
Republic of Singapore	Singapore	Technology Center
Slovenia	Podnart	Production Facility
Taiwan	Guanyin	Technology Center, Production Facility
Taiwan	Kaohsiung	Technology Center
United States of America	Rock Hill*	Technology Center, Production Facility

Location by Region	Number of Facilities
Americas	4
Europe	7
Asia	11

(1)	The Guangzhou, China facility contains a chemistry production facility and an equipment production facility.
*	Denotes a regional headquarter location.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion summarizes the significant factors affecting our operating results, financial condition, liquidity, and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the audited financial statements and related notes thereto of Atotech Limited and Atotech UK Topco Limited included elsewhere in this report or in our final prospectus filed pursuant to Rule 424(b)(4) on February 5, 2021.

Please see “Forward-Looking Statements.”

Overview

We are a leading chemicals technology company with significant exposure to several high growth secular trends and a strong presence in electronic materials, including specialty electroplating solutions which deliver chemistry equipment, service, and software for high-growth technology applications. We are a crucial enabler in the “information age” value chain and our technology is essential to the manufacture of electronics and other critical products. Our solutions are used in a wide variety of attractive end-markets, including smartphones, communication infrastructure, cloud computing, big data and consumer electronics, automotive electronics, and automotive surface finishing, as well as in numerous industrial and consumer applications such as heavy machinery and household appliances. We benefit from various secular growth trends such as digitalization, increasing data volumes and processing speed requirements, the growth of the consumer class in emerging markets, increasing environmental regulations, and rising product quality and durability standards. We expect these trends to not only increase demand for our customers’ end-products that use our plating chemistry, but also increase the amount and value of plating chemistry used in each end-product, allowing our growth to outpace underlying end-market volume growth.

We are the only major company in our industry that provides chemistry, equipment, service, and software, which we sell through both our EL and GMF segments. Our comprehensive systems and solutions approach leverages our unique offering of chemistry, equipment, service, and software. We believe this business model creates a sustainable competitive advantage that helps us achieve deep customer intimacy and allows us to continue to grow our market share and capitalize on positive market growth trends. This approach is supported by our 16 state-of-the-art global technology centers, which allow us to provide local service around the world and to respond in real-time to customer needs. The combination of our comprehensive systems and solutions approach, expansive global manufacturing and sales footprint, customer-driven investments in R&D, and superior technical expertise makes us an ideal electroplating and surface finishing solutions partner for our diverse customer base. This drives long-lasting relationships and an industry-leading financial profile, with fiscal 2020 EL and GMF Segment Adjusted EBITDA margins of 32.5% and 24.0%, respectively.

Impact of COVID-19 on Our Business

For the year ended December 31, 2020, the COVID-19 pandemic impacted our operating results, primarily in our GMF business segment. As we exited 2020, our Electronics end-markets were strong, as they had been throughout 2020, and the end-markets served by GMF, especially automotive related markets, were heavily affected in the second quarter 2020 but rapidly improved from the pandemic-related trough. We believe market conditions will continue to improve in 2021 for both our Electronics and GMF segments as markets recover from COVID-19 impacted conditions experienced in 2020. Additionally, as of the date hereof, COVID-19 has not had a material impact on our capital and financial resources and there has been no change in our ability to comply with our debt covenants and other financial obligations. We have not taken any material reserves in connection with the COVID-19 pandemic, but we continue to evaluate our reserve position on a quarterly basis and any change in such reserves would be driven by the depth and duration of the pandemic, potential government responses, the speed and manner of the recovery, and the expected impact of these events on our financial results.

Demand for our products and services during the year ended December 31, 2020 was negatively impacted as a result of the COVID-19 pandemic, particularly in the global automotive markets mainly served by our GMF segment. This impact triggered impairment testing of GMF goodwill, resulting in an impairment charge of $279.5 million in the three months ended June 30, 2020. See note 8 to the audited financial statements included elsewhere in this report.

Although various jurisdictions are lifting restrictions that were introduced as a result of the COVID-19 pandemic, it is difficult to predict the speed and impact of any economic recovery. It is similarly difficult to predict the impact of a potential resurgence of COVID-19 and the re-imposition of travel and social distancing restrictions.

In our EL segment, we experienced continued growth as the impacts of COVID-19 have been much less severe than in other parts of our business. 5G infrastructure, communication infrastructure, cloud computing, and semiconductor packaging drove increased demand for our chemistry, as well as for greater overall chemistry value per unit. In addition, high-end smartphones have largely remained stable, offsetting softness in lower-end smartphone and automotive electronics demand, resulting in organic growth during the year ended December 31, 2020, relative to the prior year.

In our GMF segment, the negative impact of COVID-19 caused a significant decrease in sales and Adjusted EBITDA for the year ended December 31, 2020 compared to the prior year. This decrease primarily reflects the negative impact of the COVID-19 pandemic on the global automotive markets, including temporary OEM shutdowns in Europe and the Americas during the year ended December 31, 2020. The household appliance and sanitary end-markets, among others, have been more resilient than the broader GMF market as a result of an increase in home projects.

We are closely monitoring the continuing COVID-19 pandemic situation and have established a task force that convenes on a regular basis with the senior management team. The mandate of this task force is to protect the health and safety of our employees, their families, and the communities in which we operate while preserving our operations, mitigating business risks, and otherwise assessing and reacting quickly to changing conditions.

Despite temporary closures of some of our facilities, all business operations as well as financial reporting and internal control systems have maintained full operations during the year ended December 31, 2020. As of the date hereof, all technology centers, manufacturing facilities, and all other facilities are open, and our facilities in China, India, Malaysia, and Mexico are operating at near full capacity after temporary shutdowns. Consumer-facing activities, such as sales and other services that cannot occur on-site or in-person due to COVID-19-related restrictions, have been transitioned to digital channels, which we believe has enabled us to maintain market share and largely mitigate the impact of travel restrictions.

Accounts receivable management and collections continue to be an area of focus. For year ended December 31, 2020, we increased our expected credit loss allowance by $4.7 million to reflect receivables that were deemed unlikely to be collected mainly due to the impact of COVID-19 on our customer base. We continue to closely monitor the collectability of our receivables. Our supply chain organization has secured adequate supplies of raw materials with no significant issues to date and has initiated weekly reviews to ensure no disruptions occur or, if they do, that such disruptions are mitigated to the extent possible.

In response to the COVID-19 pandemic and out of an abundance of caution, we borrowed $100.0 million under our revolving credit facility during the six months ended June 30, 2020. On July 9, 2020 we repaid all outstanding borrowings under our revolving credit facility and, as of December 31, 2020, had $232.5 million of availability after giving effect to $17.5 million of guarantee obligations. On February 12, 2021, we redeemed in full all outstanding Opco Notes and Holdco Notes. On February 10, 2021, we borrowed $100.0 million under our revolving credit facility to fund part of the redemption of our Opco Notes and Holdco Notes, leaving $132.5 million of availability thereunder after giving effect to $17.5 million of guarantee obligations.

Basis of Presentation

In this Item 5. “Operating and Financial Review and Prospects” references to our results of operations for periods ended prior to January 1, 2020 refer to the results of operations of Atotech UK Topco Limited and references to our results of operations for periods beginning on or after January 1, 2020 are to Atotech Limited. See “Basis of Presentation” at the beginning of this report.

Key Factors Affecting the Components of Our Results of Operations

The following discussion sets forth certain components of our statement of operations and certain factors that impact those items:

Revenues

We generate revenues from the sale of chemistry and equipment across all major geographic areas. Revenues exclude sales taxes and are presented net of discounts, rebates, and reductions. Our revenues are impacted by the following key factors and trends:

•

broad macroeconomic trends and factors, including general economic conditions, the impacts of the COVID-19 pandemic and governmental responses thereto, economic conditions in the markets in which we operate, consumer preferences, and rising costs of labor;

•

technological advancements in our EL end-markets, including the advanced packaging evolution, alternative powertrains, rollout of 5G infrastructure, the adoption of next-generation mobile devices and EVs, the proliferation of big data and cloud computing, and the increasing use of IoT connected devices;

•	secular trends in our GMF end-markets, including increased plating content per unit as a result of vehicle lightweighting, increasing quality requirements, and premiumization;

•	increasingly stringent environmental regulations;

•	our ability to pass through changes in the price of raw materials, in particular, palladium, to our customers;

•	our ability to successfully develop and launch new solutions;

•	the discontinuance of any of our products in the future in an effort to optimize our offering to our customers;

•

seasonality in both our segments, which generally experience their strongest revenue in the second half of each fiscal year, mostly driven by consumption trends during the holiday season, and their lowest revenue in the first quarter of each fiscal year, mostly driven by the slowdown in production in China as a result of the Chinese New Year, which can result in a sequential decline in our revenues in the first quarter of a fiscal year relative to the fourth quarter of the prior fiscal year; and

•	fluctuations in foreign currency exchange rates.

Cost of sales, exclusive of depreciation and amortization (“Cost of sales”)

Cost of sales principally consists of the price paid for raw materials, unfinished and finished products, compensation and benefit costs for employees involved in our manufacturing operations, and other cost of sales. Raw materials are valued at their respective purchase prices, net of discounts and rebates, including transportation costs and ancillary expenses.

The key factors that impact our cost of sales as a percentage of our revenues include:

•	changes in the price of raw materials, in particular, palladium;

•	the impact of wage inflation;

•	the mix of products sold during any period; in particular the mix of our revenues between chemistry and equipment;

•	the impact of our operational improvement initiatives; and

•	inventory allowances.

Depreciation and amortization

Depreciation and amortization consists of capitalized costs incurred in connection with the ownership and operation of all tangible assets, including the depreciation and amortization expense related to the increased carrying value of our fixed assets and identifiable definite-lived intangible assets related to the Acquisition. The main tangible items that are depreciated over their useful lives are our recently completed technology centers, our R&D equipment, and our new and existing fully depreciated production facilities. The principal intangible items that are amortized over their useful lives include our developed technology, customer relationships, and trade name portfolio. Additionally, depreciation and amortization includes impairment losses of goodwill, while restructuring benefits consist of the release of overestimated restructuring provisions.

Selling, general, and administrative expenses (“SG&A”)

SG&A expenses consist principally of expenditures incurred in connection with the sales and marketing of our products, third-party logistics, as well as administrative costs for support functions such as finance, information technology, human resources, and legal. Following the Acquisition, we have developed additional corporate functions in order to operate as a standalone company. We expect we will incur additional expenses as a result of being a public company.

Research and development expenses (“R&D”)

R&D expenses principally consist of costs incurred to develop new products and equipment, processes, and technologies, or to generate improvements to existing products, equipment, or processes.

Restructuring benefit (expenses)

Restructuring expenses mainly consist of expenditures in relation to organizational changes and severance payments. Restructuring benefit reflects the release in subsequent fiscal periods of overestimated restructuring provisions.

Interest expense

Interest expense consists of interest on our financial obligations as well as the amortization of debt issuance costs and debt discounts associated with our senior secured credit facilities, Opco Notes, and Holdco Notes. The majority of our interest expense is not deductible for income tax purposes because we have primarily incurred indebtedness in jurisdictions where we have only immaterial taxable profits from operations.

Other income (expense), net

Other income (expense), net principally consists of gains or losses from foreign currency fluctuations; gains or losses on disposal of property, plant, and equipment; and mark-to-market adjustments of our derivatives.

Income taxes

Income taxes include (a) deferred tax, consisting of amounts of income taxes payable or recoverable during future fiscal years for taxable or deductible timing differences and carry-forward of unused tax losses, and tax credits and (b) the payable amount of corporate tax, estimated on the basis of the tax rules in force in applicable jurisdictions, and distribution tax on dividends received, or withholding tax, as applicable, including provisions for tax litigations and disputes. We and our subsidiaries are subject to income tax in the various jurisdictions in which we operate. Changes to the debt and equity capitalization of our subsidiaries, and the realignment of the functions performed and risks assumed by the various subsidiaries are among the factors that will determine the future book and taxable income of the respective subsidiary and the Company as a whole.

A. Operating Results

For a discussion of (i) our results of operations, including selected segment information, for the year ended December 31, 2019, including a year-over-year comparison between fiscal 2019 and fiscal 2018, and (ii) our liquidity and capital resources for the years ended December 31, 2019 and December 31, 2018, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our final prospectus filed pursuant to Rule 424(b)(4) on February 5, 2021.

The following discussion should be read in conjunction with the information contained in the accompanying audited financial statements and related footnotes included elsewhere in this report. Our results of operations set forth below may not necessarily reflect what would have occurred if we had been a standalone entity prior to the Acquisition or what will occur in the future.

The following table was derived from our consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018. See “—Basis of Presentation” in this Item 5. This information is provided for a more meaningful comparison between years.

	Atotech Limited	Atotech UK Topco Limited
($ in millions)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
EL Chemistry revenues	$690.0	$596.2	$568.5
EL Equipment revenues	107.7	86.7	100.9
Total EL Segment revenues	797.7	682.9	669.4
GMF Chemistry revenues	424.0	469.3	498.0
GMF Equipment revenues	12.6	35.6	45.4
Total GMF Segment revenues	436.6	504.9	543.4
Revenues	1,234.3	1,187.8	1,212.8
Cost of sales, excluding depreciation and amortization	(558.0)	(488.2)	(504.2)

	Atotech Limited	Atotech UK Topco Limited
($ in millions)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Depreciation and amortization	(450.3)	(170.1)	(171.6)
Selling, general, and administrative expenses	(270.2)	(277.1)	(295.6)
Research and development expenses	(54.4)	(51.2)	(58.0)
Restructuring expenses	(2.5)	(13.4)	(14.8)
Operating profit	(101.2)	187.8	168.6
Interest expense	(144.5)	(148.9)	(134.7)
Other income (expense), net	20.6	23.5	(5.2)
Income (loss) before income taxes	(225.1)	62.4	28.7
Income tax expense	(64.3)	(54.8)	(52.4)
Consolidated net income (loss)	$(289.4)	$7.6	$(23.7)

Fiscal 2020 compared to Fiscal 2019

Revenues

Revenues increased $46.5 million, or 3.9%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, reflecting a significant increase in our EL segment revenues, partially offset by a decline in our GMF segment. EL segment revenues increased by $114.8 million, or 16.8%, to $797.7 million, while GMF segment revenues were $436.6 million, a decline of $68.3 million, or 13.5%, from the prior year. With regard to product mix, chemistry revenues increased by $48.5 million, or 4.6%, to $1,114.0 million for the year ended December 31, 2020, while equipment revenues of $120.3 million declined by $2.0 million, or 1.7%. Chemistry revenues for the year ended December 31, 2020 were positively impacted by fluctuations in palladium prices, which increased revenues by $73.3 million compared to the year ended December 31, 2019, and a favorable exchange rate effect, which increased revenues by $1.4 million. Excluding the impact of these items, our chemistry revenues decreased by $26.2 million, or 2.5%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, largely driven by significantly lower GMF chemistry revenue, partially offset by growth in EL chemistry revenue. For additional information on the key factors driving the changes in our chemistry revenues within our segments, see “—Selected Segment Information” in this Item 5.

Cost of sales, excluding depreciation and amortization

Cost of sales, excluding depreciation and amortization, increased $69.8 million, or 14.3%, to $558.0 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019, which corresponded with an increase in cost of sales as a percentage of revenues from 41.1% to 45.2% for the applicable years. The increase is primarily due to increased palladium prices, which are passed through to our customers.

Depreciation and amortization

Depreciation and amortization increased $280.2 million, or 164.7%, to $450.3 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019. This increase was primarily caused by a GMF goodwill impairment in the amount of $279.5 million in the second quarter of 2020. See “—Impact of COVID-19 on Our Business.”

Selling, general, and administrative expenses

SG&A expenses decreased $6.9 million, or 2.5%, to $270.2 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019. This decrease was primarily attributable to $14.3 million of decreased selling expenses, reflecting our additional cost saving and cost containment measures in response to the COVID-19 pandemic, partially offset by an expected credit loss allowance of $4.7 million related to receivables that were deemed unlikely to be collected mainly due to the impact of COVID-19.

Research and development expenses

R&D expenses increased $3.3 million, or 6.4%, to $54.4 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019. This increase was attributable to an increased research activity.

Restructuring Expenses

Restructuring expenses decreased $10.9 million, or 81.2%, to $2.5 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019. This decrease reflects restructuring expenses of $10.8 million incurred in Germany in the prior year, which were not repeated for the year ended December 31, 2020.

Interest expense

Interest expense decreased $4.5 million, or 3.0%, to $144.5 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019. This decrease was primarily attributable to the repayment of our USD Term Loan Facility and partial repayment of the Holdco Notes as well as a decrease in the three-month LIBOR rate, which is the base rate for our term loan facility.

Other income, net

Other income decreased $2.9 million, or 12.4%, to $20.6 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The decrease is mainly attributable to a $6.1 million change in disposal of assets, primarily driven by a gain from the sale of assets in Singapore in 2019, and a $17.2 million increase of losses on foreign transactions, mostly related to the revaluation of intercompany loans and receivables, partially offset by a $19.1 million increase in the market values of derivatives in our debt instruments.

Income tax expense

Income tax expense increased $9.6 million, or 17.5%, to $64.3 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019. Although loss before income taxes increased $287.5 million for year ended December 31, 2020 as compared the year ended December 31, 2019, the increase in income tax expense, despite greater net loss, was primarily caused by the impairment of goodwill and changes in financial expenses and valuation results on derivatives, none of which are taken into account for purposes of determining our income tax expense.

Selected Segment Information

The following table presents revenues by segment and Segment Adjusted EBITDA for the following periods:

	Atotech Limited	Atotech UK Topco Limited
($ in millions)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
EL
EL Chemistry revenues	$690.0	$596.2	$568.5
EL Equipment revenues	107.7	86.7	100.9
EL Segment revenues	797.7	682.9	669.4
EL Segment Adjusted EBITDA(1)	259.0	241.6	227.2
EL Segment Adjusted EBITDA margin	32.5%	35.4%	33.9%
GMF
GMF Chemistry revenues	$424.0	$469.3	$498.0
GMF Equipment revenues	12.6	35.6	45.4
GMF Segment revenues	436.6	504.9	543.4
GMF Segment Adjusted EBITDA(1)	104.9	138.5	146.5
GMF Segment Adjusted EBITDA margin	24.0%	27.4%	27.0%

(1)	For additional information regarding Segment Adjusted EBITDA, see note 24 to the audited financial statements included elsewhere in this report.

Fiscal 2020 compared to Fiscal 2019

Electronics Segment Revenues

EL revenues were $797.7 million for the year ended December 31, 2020 compared to $682.9 million for the year ended December 31, 2019, an increase of $114.8 million, or 16.8%. This increase reflects higher chemistry revenues, which increased $93.8 million, or 15.7%, and higher equipment revenues, which increased $21.0 million, or 24.2%. Chemistry revenues benefited from strong demand in 5G infrastructure buildout, advanced semiconductor packaging, 5G smartphone replacement cycles, and automotive electronics. Chemistry revenues were also favorably impacted by a $58.1 million increase in palladium prices, which we pass through to our customers, and a favorable currency translation effect of $6.2 million. Excluding these items, our chemistry revenues increased by $29.5 million, or 4.9%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Electronics Segment Adjusted EBITDA

EL Segment Adjusted EBITDA increased $17.4 million, or 7.2%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, driven by higher chemistry volume as well as the successful implementation of several cost saving initiatives. EL Segment Adjusted EBITDA margin decreased from 35.4% in the year ended December 31, 2019 to 32.5% in the year ended December 31, 2020. This decrease was primarily driven by the dilutive effect of palladium pass-through, which increases revenue, but does not impact Adjusted EBITDA.

General Metal Finishing Segment Revenues

GMF revenues were $436.6 million for the year ended December 31, 2020 compared to $504.9 million for the year ended December 31, 2019, a decrease of $68.3 million, or 13.5%. This decrease reflects a decline in chemistry revenues of $45.3 million, or 9.7%, and a decrease of equipment revenues of $23.0 million, or 64.6%, due to lower demand in the soft global automotive and industrial markets during the COVID-19 pandemic. In particular, GMF was negatively impacted in the second quarter of 2020, with sequential improvement in the second half of 2020. The decline in equipment revenue was primarily driven by delayed investment decisions by our customers during the COVID-19 pandemic. Chemistry revenues were positively impacted by a $15.2 million increase in palladium prices, partially offset by $4.8 million of unfavorable currency translation. Excluding these items, our GMF chemistry revenues decreased by $55.7 million, or 11.9%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.

General Metal Finishing Segment Adjusted EBITDA

GMF Segment Adjusted EBITDA decreased $33.6 million, or 24.3%, for the year ended December 31, 2020 as compared to the prior year, driven by lower chemistry and equipment volumes, partially offset by strict cost management and continued pricing quality. GMF Segment Adjusted EBITDA margin decreased from 27.4% for the year ended December 31, 2019 to 24.0% for the year ended December 31, 2020. This decrease was primarily caused by reduced chemistry volumes (especially in the second quarter of 2020) connected to the COVID-19 pandemic and the dilutive effect palladium pass-through, partially offset by the successful implementation of cost saving initiatives.

Non-IFRS Measures

To supplement our financial information presented in accordance with IFRS, we use the following additional non-IFRS financial measures to clarify and enhance our understanding of past performance: EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin. We believe that the presentation of these financial measures enhances an investor’s understanding of our financial performance and allows investors to better assess our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business and including certain items that reflect current and future operating performance. We use certain of these financial measures for business planning purposes and for measuring our performance relative to that of our competitors. We utilize Adjusted EBITDA as the primary measure of consolidated financial performance.

EBITDA consists of consolidated net income (loss) before interest expense, net, income taxes, and depreciation and amortization. Adjusted EBITDA consists of EBITDA adjusted for (i) non-operating income or expense, (ii) the impact of certain non-cash, or other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance, and (iii) adjustments to reflect the adoption of IFRS 16 “Leases.”

We believe these financial measures are commonly used by investors to evaluate our performance and that of our competitors. However, our use of the terms EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin may vary from that of others in our industry. These financial measures should not be considered as alternatives to operating profit, operating profit margin, consolidated net income (loss), earnings per share, or any other performance measures derived in accordance with IFRS as measures of operating performance.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. Some of these limitations are that EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin:

•	do not reflect the significant interest expense on our debt, including the senior secured credit facilities, the Opco Notes, and Holdco Notes;

•	eliminate the impact of income taxes on our results of operations;

•	contain estimates of what the impact of adoption of IFRS 16 “Leases” in periods prior to our adoption of it on January 1, 2019 would have been;

•

exclude depreciation and amortization, which are non-cash charges, and assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin do not reflect any expenditures for such replacements; and

•	may be calculated differently by other companies, which limits their usefulness as comparative measures.

We compensate for these limitations by using EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin along with other comparative tools, together with IFRS measurements, to assist in the evaluation of operating performance. Such IFRS measurements include operating profit, operating profit margin, net income (loss), earnings per share, and other performance measures.

In evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin should also not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

The following table reconciles consolidated net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

	Atotech Limited	Atotech UK Topco Limited
($ in millions)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Consolidated net income (loss)	$(289.4)	$7.6	$(23.7)
Interest expense, net	142.0	148.1	133.3
Income taxes	64.3	54.8	52.4
Depreciation and amortization (excluding impairment charges)	166.4	165.4	161.7

EBITDA	83.3	375.9	323.7
Non-cash adjustments(a)	250.7	(10.2)	16.9
Gain on disposal of fixed asset(b)	—	(6.1)	—
Foreign exchange loss, net(c)	14.8	(2.4)	(0.2)
Restructuring(d)	2.5	13.4	14.8

	Atotech Limited	Atotech UK Topco Limited
($ in millions)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Eliminated product categories(e)	—	—	(0.1)
Transaction related costs(f)	7.6	7.1	16.4
Management fee(g)	2.7	2.4	2.2
Adoption of IFRS 16 “Leases”(h)	—	—	18.0
COVID-19 adjustment(i)	2.2	—	—
Adjusted EBITDA	$363.9	$380.1	$391.7

(a)

Eliminates the non-cash impact of (1) share-based compensation, (2) losses on the sale of fixed assets, (3) impairment charges including, for the year ended December 31, 2020, as a result of the negative impact that the COVID-19 pandemic had on demand for products and services and the resulting impairment testing of GMF goodwill, which resulted in an impairment charge of $279.5 million (see “—Impact of COVID-19 on Our Business” in this Item 5.), and (4) mark-to-market adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions and bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes. The dollar value of these non-cash adjustments for each period presented above is set forth below:

	Atotech Limited	Atotech UK Topco Limited
($ in millions)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Share-based compensation	$0.3	$0.2	$0.1
Losses on the sale of fixed assets	1.5	0.9	0.7
Impairment charges	283.9	4.7	10.4
Mark-to-market adjustments	(35.0)	(16.0)	5.7
Non-cash adjustments	$250.7	$(10.2)	$16.9

(b)	Eliminates the cash impact of gains on the sale of fixed assets.
(c)	Eliminates net foreign currency transactional gains and losses on balance sheet items.
(d)	Eliminates charges resulting from restructuring activities principally from the Company’s cost reduction efforts.
(e)

In 2016, we determined to discontinue the sale of products containing Chrome VI and to exit our product lines for soldermasks and resists for secondary imaging technology, which we refer to as our “EM” product line. This exit was completed in 2018. Accordingly, this adjustment eliminates the EBITDA generated by sales of products containing Chrome VI and sales of products in our EM product line during the periods presented.

(f)

Reflects an adjustment to eliminate (1) purchase accounting and transaction fees incurred as part of the Acquisition, (2) fees associated with the foreign currency exchange derivatives entered into in conjunction with the Acquisition, and (3) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives. The values for the years ended December 31, 2020 and 2019 reflect an adjustment to eliminate (1) fees associated with the foreign currency exchange derivatives entered into in conjunction with the Acquisition, (2) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives and (3) IPO-related costs, linked to the existing equity.

(g)

Reflects an adjustment to eliminate fees paid to Carlyle. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the second anniversary of the initial public offering and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company. Management does not view these fees as indicative of the Company’s operational performance and the removal of these fees from Adjusted EBITDA is consistent with the calculation of similar measures under our senior secured credit facilities, the Holdco Notes Indenture, and the Opco Notes Indenture. See Item 7. “Major Shareholders and Related Party Transactions.”

(h)

We adopted IFRS 16 “Leases” on January 1, 2019, which has resulted in (i) our operating leases being treated as right-of-use assets and lease liabilities on our balance sheets as of any date after January 1, 2019; (ii) the removal of expenses associated with our operating leases from our cost of sales and selling, general, and administrative expenses in our statements of income for any period ending after January 1, 2019; and (iii) an increase in our depreciation and interest expense in our statements of income for any period ending after January 1, 2019. As a result of these effects, the adoption of IFRS 16 “Leases” increases our EBITDA in an amount equal to the increase in our depreciation and interest expense for each period ending after January 1, 2019 relative to periods ending prior to that date. In order to enhance the comparability of our results presented herein, we have made adjustments to reflect the estimated impact on our EBITDA that the adoption of IFRS 16 “Leases” would have had in each of the periods presented prior to January 1, 2019 had the standard had been retroactively applied. This adjustment is also consistent with the calculation of measures similar to Adjusted EBITDA under our senior secured credit facilities, the Holdco Notes Indenture, and the Opco Notes Indenture. The adjustments presented above are based on an analysis of our historical operating lease expense and other currently available information, including a review of our material operating leases, and an estimate of effective interest rates by country, and are subject to significant estimates that do not constitute retroactive application of the new standard. We estimate that the adoption of IFRS 16 “Leases” would have affected our balance sheet by increasing our fixed assets and our capital lease obligations by approximately $84.5 million as of December 31, 2018. See Item 5. “Operating and Financial Review and Prospects—Impact of COVID-19 on Our Business.”

(i)

Eliminates charges in connection with COVID-19, including $1.7 million for masks, sanitizers, and other COVID-19 related expenses at certain plant and office locations and $0.5 million of expenses incurred during locally mandated plant shutdowns in China, Malaysia, India, and Mexico.

B. Liquidity and Capital Resources

Our liquidity requirements are principally related to funding our operating expenses, making interest payments under our indebtedness, meeting working capital requirements, and funding capital expenditures. Our capital expenditures during the years ended December 31, 2020, 2019 and 2018 were $52.8 million, $75.7 million and $56.6 million, respectively.

We anticipate that the cash flows from operations, cash on hand, and availability under the revolving credit facility and our local lines of credit will be sufficient to fund our liquidity requirements. We may also pursue strategic acquisition opportunities, which may impact our future cash requirements and require additional issuances or incurrences of debt. From time to time, we may establish new local lines of credit or utilize existing local lines of credit. We will manage our global cash balances by utilizing available cash management strategies, which may include intercompany agreements, permitted dividends, and hedging. However, our ability to fund our liquidity requirements will depend on our ability to generate and access cash in the future. This is subject to general economic, financial, contractual, competitive, legislative, regulatory, and other factors, some of which are beyond our control, as well as the factors described in Item 3.D. “Risk Factors,” including our ability to access cash generated in China as described in Item 3.D. “Risk Factors—Risks Related to our Business—The Chinese government’s control of currency conversion and expatriation of funds may affect our liquidity.”

We or our affiliates, may from time to time seek to purchase, repurchase, redeem or otherwise retire our loans through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions, tender offers or otherwise. Such purchases, repurchases, redemptions, exchanges or retirements, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material.

Historical Cash Flows

The following table summarizes our primary sources and uses of cash for the periods indicated:

	Atotech Limited	Atotech UK Topco Limited
($ in millions)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Net cash provided by (used in):
Operating activities	$160.6	$134.8	$166.7
Investing activities	$(55.0)	$(70.3)	$(53.9)
Financing activities	$(122.0)	$(144.6)	$(37.7)

Fiscal 2020 compared to Fiscal 2019

Operating activities

Net cash provided by operating activities was $160.6 million for the year ended December 31, 2020 compared to $134.8 million for the year ended December 31, 2019, an increase of $25.8 million. This increase was primarily due to a $14.2 million decrease in taxes paid and $6.1 million of interest paid.

Investing activities

Net cash used in investing activities was $55.0 million for the year ended December 31, 2020 compared to net cash used of $70.3 million for the year ended December 31, 2019, a decrease of $15.3 million. Our overall capital expenditures decreased due to the disciplined spending during the COVID-19 pandemic, while the comparable period benefitted from proceeds from the disposal of assets.

Financing activities

Net cash used in financing activities was $122.0 million for the year ended December 31, 2020 compared to net cash used in financing activities of $144.6 million for the year ended December 31, 2019, a decrease of $22.6 million. This change was primarily due to the repayment of our USD Term Loan Facility and Holdco Notes and the borrowing of $100.0 million under our Revolving Credit Facility.

Debt Agreements

Our liquidity requirements are significantly impacted by the cash expense associated with servicing our indebtedness. As of December 31, 2020, our principal outstanding indebtedness totaled $2,102.9 million (including $4.1 million of local lines of credit and excluding $81.5 million of lease liabilities). On February 10, 2021, we borrowed $100.0 million under our revolving credit facility. The following table details our borrowings outstanding as of December 31, 2020 and the associated interest expense, including amortization of debt issuance costs and debt discounts, and average effective interest rates for such borrowings for the year ended December 31, 2020:

($ in millions)	Principal balance as of December 31, 2020	Average annual interest rate, for the year ended December 31, 2020		Interest expense for the year ended December 31, 2020
USD Term Loan Facility	$949.9	4.349%		$46.3
RMB Term Loan Facility(1)	$504.8	4.900%		$33.0
Opco Notes(2)	$425.0	6.250%		$26.6
Holdco Notes(2)	$219.0	8.750	%(2)	$27.6

(1)	Reflects currency exchange rate in effect at period end.
(2)

The Holdco Notes bear cash interest at a rate of 8.750% per annum and PIK interest at a rate of 9.500% per annum. Prior to our redemption of the Holdco Notes, we had elected to pay all interest in cash. On February 12, 2021, we fully redeemed all of the outstanding Holdco Notes at a price of 101.000% of the principal amount thereof and all of the outstanding Opco Notes at a price of 101.563% of the principal amount thereof, in each case, plus accrued but unpaid interest through, but excluding, such redemption date.

Senior Secured Credit Facilities

Our senior secured credit facilities consist of our USD Term Loan Facility, our RMB Term Loan Facility, and our multicurrency revolving credit facility. Our revolving credit facility provides for revolving loans and letters of credit pursuant to commitments in an aggregate principal amount of $250.0 million with borrowing capacity of $232.5 million as of December 31, 2020, after giving effect to $17.5 million of ancillary facilities for local lines of credit and guarantee obligations. On February 10, 2021, we borrowed $100.0 million under our revolving credit facility in connection with the redemption of the Holdco Notes and Opco Notes, leaving borrowing capacity of $132.5 million as of such date. Letters of credit issued under our revolving credit facility are subject to a $75.0 million sublimit. We may use future borrowings under our revolving credit facility to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments. Our ability to draw under our revolving credit facility or issue letters of credit thereunder will be conditioned upon, among other things (including the covenants governing our other indebtedness), delivery of required notices, accuracy of the representations and warranties contained in the credit agreement governing our senior secured credit facilities and the absence of any default or event of default under our senior secured credit facilities, subject to certain exceptions.

Borrowings under our USD Term Loan Facility bear interest at a floating rate that may, at our option, be set at either LIBOR plus 3.00% (subject to a LIBOR floor of 1.00%), or the alternate base rate (which is based on the public and federal trends rate, the prime rate, or one-month LIBOR plus 1.00%) plus 2.00% (subject to a base rate floor of 2.00%). Borrowings under our revolving credit facility currently bear interest at a floating rate that may, at our option, be set at either LIBOR plus 3.75% (subject to a LIBOR floor of 0.00%), or an alternate base rate plus 2.75% (subject to a base rate floor of 0.00%). The applicable margin for our revolving credit facility is subject to two step downs of 25 basis points each based on Opco’s latest reported consolidated first lien net leverage ratio. Our RMB Term Loan Facility bears interest at a one-time fixed rate based on a prevailing official lending rate (the “PBOC Benchmark Rate”) that was communicated to Opco by the Bank of China Limited, Shanghai Branch at the time the loans were redenominated into RMB. This rate reflects the official lending rate per annum promulgated and announced by the People’s Bank of China. The margin applicable for such term loans denominated in RMB is 100% of the PBOC Benchmark Rate as of the date of redenomination into RMB for five years following the Acquisition Closing Date and 130% of the PBOC Benchmark Rate thereafter until final maturity. Our revolving credit facility will mature on January 31, 2022 and our USD Term Loan Facility and RMB Term Loan Facility will mature on January 31, 2024.

Local Lines of Credit

We have a local line of credit in India and, from time to time, may have lines of credit in other jurisdictions. As of December 31, 2020, we had INR 300.0 million ($4.1 million) outstanding under the local line of credit in India, which in total represents our current bank debt.

C. Research and Development, Patents and Licenses

We employ a global R&D strategy to drive organic and customer-led innovation. We have more than 100 employees with Ph.D.s, many of whom work closely with our customers to pursue highly complex projects, translating R&D into customer solutions by creating new technologies and further integrating our existing technology. Integral to our R&D strategy is our investment in and development at our 16 technology centers, which are located strategically around the world. As the hubs for innovation and product development, our technology centers allow us to conduct qualification runs for customers and OEMs in-house, enable pilot production programs for our customers, serve as venues for development tests, and function as comprehensive training centers for employees, customers, and OEMs.

We have invested heavily in our R&D capabilities over the last several years, which we believe have positioned us to take advantage of various trends in an innovation intensive market. This investment includes over 500 R&D employees worldwide. We believe our $163.6 million in R&D investment during the three years ended December 31, 2020, with fiscal 2020 expense representing 4.4% of total revenue significantly exceeds that of our competition. Approximately 80-90% of our annual R&D investments support our existing customers’ product improvement needs and their short-term R&D goals. This close collaboration enables us to pioneer new high-value solutions while limiting commercial risk, while the remainder of our R&D investment focuses on developing next-generation technology.

We hold more than 1,500 global patents with varying remaining durations and 500 pending patent applications. No specific group or groups of intellectual property rights are material to our business. Further, we hold several global trade names and trademark registrations and applications for registration, which we consider to be of value in identifying our products. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures, as well as through copyright, patent, trademark, and trade secret laws of the United States and international jurisdictions.

D. Trend Information

See Item 5. “Operating and Financial Review and Prospects.”

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than operating leases entered into in the ordinary course of business.

F. Tabular Disclosure of Contractual Obligations

The following table presents a summary of our significant contractual obligations as of December 31, 2020.

	Payments due by period as of December 31, 2020
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Contractual Obligations:
Long-term indebtedness, including current portion and interest(1)	$2,518.1	$134.6	$476.0	$1,907.4	$—
Management fee(2)	$3.6	$1.8	$1.8
Other(3)	$26.4	$26.3	$0.1	$—	$—
Total commitments given	$2,548.1	$162.7	$477.9	$1,907.4	$—

(1)

Figures assume that our senior secured credit facilities, the Holdco Notes, and the Opco Notes are repaid upon maturity, and the revolving portion of our senior secured credit facilities remains undrawn, which may or may not reflect future events. Future interest payments include the fee on the unused availability under our revolving credit facility, and are based on an assumed average interest rate. Actual interest payments and repayment amounts may change and such changes may be material.

(2)

We pay Carlyle an annual fee pursuant to our existing consulting services agreement. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the second anniversary of the IPO and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company. See Item 7 “Major Shareholders and Related Party Transactions.”

(3)	Represents other commitments consisting primarily of purchasing obligations.

G. Safe Harbor

See the Section entitled “Forward-Looking Statements” at the beginning of this report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding the current members of our Board of Directors and our executive officers as of January 25, 2021.

Name	Age	Position
Geoff Wild	64	Chief Executive Officer, and Director
Peter Frauenknecht	55	Chief Financial Officer
Harald Ahnert	49	President—Electronics
Gertjan van der Wal	57	President—General Metal Finishing
Brian A. Bernasek	48	Director
Gregor P. Boehm	56	Director
Herman H. Chang	62	Director
Friedel Drees	40	Director
Louise Makin	60	Director
Shaun Mercer	41	Director
Gregory M. Nikodem	42	Director
Charles W. Shaver	62	Director
Martin W. Sumner	46	Director
Ronald E. Bruehlman	60	Director

Geoff Wild

Geoff Wild serves as our Chief Executive Officer. He joined Atotech as Chief Executive Officer in March 2017, and he is an experienced global chemicals industry executive, having previously served as the CEO of AZ Electronic Materials, a Carlyle Europe Partners portfolio company until 2012. Mr. Wild currently is a member of the board of directors of CMC Materials Inc. He received his B.Sc. in chemistry from Bath University, UK.

Peter Frauenknecht

Peter Frauenknecht serves as our Chief Financial Officer. He oversees global finance and treasury operations, external and internal reporting, worldwide controlling (financial planning & analysis), enterprise risk management, internal audit, communications and investor relations, the project management office, as well as global IT. Prior to joining Atotech in April 2017, Mr. Frauenknecht served as Chief Financial Officer and executive board member of Constantia Flexibles GmbH. Prior to this, he held various management positions at OSRAM AG/GmbH over a 25-year period as CFO for various business units and regions, and as Senior Vice President Global Finance, Accounting & Controlling. He received an M.Sc. in business administration from the Ludwig Maximilians University in Munich, Germany and attended Babson College School of Executive Education in Wellesley, Massachusetts. In his previous positions, he worked in the United States, Mexico, and various countries in Europe, and spent considerable time in Asia.

Harald Ahnert

Harald Ahnert serves as our President of Electronics. Mr. Ahnert joined Atotech as a full time employee in 1997 and has 22 years of industry experience. From 2010 until his appointment as Vice President in 2016, later President, Mr. Ahnert oversaw Atotech’s sales activities in Germany, the Netherlands, and Austria as Managing Director. Mr. Ahnert has served Atotech in various positions, including Global Key Account Manager in Electronics and GMF OEM Manager. Mr. Ahnert holds an M.B.A. from the Freie Universität (Free University) in Berlin, Germany.

Gertjan van der Wal

Gertjan van der Wal serves as our President of General Metal Finishing. Mr. van der Wal joined Atotech in 1989 and has 34 years of industry experience. Mr. van der Wal has served Atotech in various positions, including Vice President for Europe and Americas, Managing Director for the Netherlands, Managing Director for the Czech Republic, and Worldwide Business Manager for Decorative Plating / Plating on Plastics. Prior to joining Atotech, Mr. van der Wal was a Manager at the Silver Factory. Mr. van der Wal holds an engineering degree from the Christiaan Huygens School, Rotterdam with a focus on metallurgy and plating.

Brian A. Bernasek

Brian A. Bernasek is a Managing Director and head of the Global Industrial and Transportation team at Carlyle. He is based in Washington, D.C. Since 2000, Carlyle’s Industrial and Transportation team has invested more than $26 billion of equity globally. Notable transactions include Allison Transmission, Atotech B.V., Axalta Coating Systems, HD Supply, Nouryon, the Hertz Corporation, Novolex Holdings, Signode Industrial Group, Rexnord Corporation, Kinder Morgan, and Genesee & Wyoming. Prior to joining Carlyle in 2000, Mr. Bernasek held positions in New York with Investcorp International, a private equity firm, and Morgan Stanley & Co., in its Investment Banking Division. He is currently a board member of Nouryon, Victory Innovations, Asplundh Tree Expert and Novolex Holdings, and Chairman of the Board of Directors of the Washington Jesuit Academy. Mr. Bernasek is a graduate of the University of Notre Dame and received his M.B.A. from Harvard Business School.

Gregor P. Boehm

Gregor P. Boehm is a Managing Director of Carlyle and Co-head of the Europe Buyout advisory group. He is based in London. Prior to joining Carlyle, Mr. Boehm was a Manager at I.M.M., one of Germany’s leading buyout groups. Prior to that, he was an analyst with Morgan Stanley’s Mergers and Acquisitions department in London. He is currently a member of the Supervisory Board of H.C. Starck GmbH. Mr. Boehm is a graduate of Cologne University and earned his M.B.A. from Harvard Business School.

Herman H. Chang

Herman Chang is a Managing Director of Carlyle Asia Partners, a group that makes large control and strategic minority investments in Asia. Mr. Chang focuses on the industrial sector. During the past 12 years with Carlyle, Mr. Chang has made investments in companies supplying fiberglass, specialty chemicals, lubricants, semi-conductors, electroplating for high density interconnect boards, large seamless steel tubes, ultra-low temperature refrigeration, and O2O automotive aftermarket service. He also led the operation enhancement for engineering equipment leasing, satellite service, TV broadcasting, commercial bank, and infant formula companies. Prior to joining Carlyle, Mr. Chang ran a global business unit and the Asia Pacific region for Delphi Automotive. He held positions in products, operations, and general management during his 20 years with General Motors and Delphi Automotive, 11 of which were spent in China/Asia. Mr. Chang formerly served on the board of directors of Yashili International Holdings Ltd, Natural Beauty Bio-Technology Limited, and Ta Chong Bank Ltd. He is currently on the board of directors of Tongyi Lubricant, Asia Satellite Telecommunications Holdings Limited, Bowenvale Limited, Shanghai Lantu Information Technology Co., Ltd., and VXI Global Solutions. Mr. Chang received an engineering Ph.D. degree from Northwestern University.

Friedel Drees

Friedel Drees is a Managing Director of Carlyle, where he advises on European buyout opportunities. He is based in the Munich office. Prior to joining Carlyle in 2009, Mr. Drees was a consultant at Bain & Company from 2005 to 2008. He earned a master’s degree and a Ph.D. in finance from the European Business School in Oestrich-Winkel, Germany. As a participant of the university’s double degree program with the University of Pittsburgh, he received his M.B.A. from the Katz Graduate School of Business.

Louise Makin

Dame Louise Makin DBE is a non-executive director of Intertek Group plc and Theramex Group, (a Pharmaceutical Company focused on women’s health), a non-executive director and chair designate of Halma plc, (a FTSE 100 global group of life-saving technology companies), Chair of the 1851 Trust, a Trustee of the Outward Bound Trust, and an Honorary Fellow of St. John’s College, Cambridge. Dr. Makin was Chief Executive Officer of BTG plc from October 2004 to August 2019 where she led the transformation of BTG from $150 million in value, to its acquisition by Boston Scientific for $4.2 billion by successfully acquiring and integrating eight companies into BTG to create a leading Interventional Medicine Business. Prior to BTG, she was at Baxter Healthcare from 2000 first as Vice President, Strategy & Business Development Europe then from 2001, she was President, Biopharmaceuticals Europe of Baxter Healthcare, where she was responsible for Europe, Africa and the Middle East. From January 2015 to October 2019, Dr. Makin was at Woodford Patient Capital Trust plc, where she served on the Audit and Management Engagement Committees. She also served as Director of Global Ceramics at English China Clay, and started her career at ICI serving in a variety of roles between 1985 and 1998. Dr. Makin has an MBA from the Open University in Milton Keynes, England, and an MA and PhD in Material Sciences from the University of Cambridge (Cantab).

Shaun Mercer

Shaun Mercer was a Managing Director of Carlyle advising on European buyout opportunities from 2005 to 2021. Mr. Mercer is based in London. Mr. Mercer is on the board of directors of Nouryon and Atotech, and was previously engaged with the Boards of Axalta, AZ Electronic Materials, and Ensus. Prior to joining Carlyle, Mr. Mercer was at Morgan Stanley, where he spent four years working in corporate finance and M&A as part of the Global Industrials Group. During this period, he also spent time working in Mumbai, India, managing the investment banking operations of Morgan Stanley Advantage Services. Mr. Mercer received a B.A. with honours from Cambridge University, where he was a Taylor Scholar.

Gregory M. Nikodem

Gregory Nikodem is a Managing Director of Carlyle focused on U.S. buyout opportunities in the industrial, transportation, and energy sectors. He is currently a member of the board of directors of Nouryon, where he serves as the chair of the audit committee, and he is also a board member of Asplundh Tree Expert. Additionally, he has been involved with Carlyle’s investments in ADT CAPS, Centennial Resources Development, JMC Steel, Accudyne Industries, Veyance Technologies, and WildHorse Resource Development, among others. Prior to joining Carlyle, Mr. Nikodem held a position with Thomas Weisel Partners. Mr. Nikodem received his M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar, and a B.S. in industrial engineering and engineering management from Stanford University.

Charles W. Shaver

Charles W. Shaver has been the Chief Executive Officer of Nouryon since September 2018. Prior to that, he served as Chairman of the Board and Chief Executive Officer of Axalta Coating Systems from 2013 until September 2018. With over 34 years of leadership roles in the global petrochemical, oil and gas industry, Mr. Shaver was the Chief Executive Officer and President of the TPC Group from June 2004 to June 2012. He also served as Vice President and General Manager for General Chemical, a division of Gentek, from 2001 through 2004, and as a Vice President and General Manager for Arch Chemicals from 1999 through 2001.

Mr. Shaver began his career with The Dow Chemical Company serving in a series of operational, engineering, and business positions from 1980 through 1996. He has an extensive background of leadership roles in a variety of industry organizations, including serving on the American Chemistry Council Board of Directors, the American Chemistry Council Finance Committee, and the National Petrochemical and Refiners Association Board and Executive Committee. Mr. Shaver currently serves as a member of the board of directors for U.S. Silica and the Texas A&M Advisory Board. Mr. Shaver earned his B.S. in Chemical Engineering from Texas A&M University.

Martin W. Sumner

Martin W. Sumner is a Managing Director of Carlyle where he focuses on investment opportunities in the industrial and transportation sectors. Since joining Carlyle in 2003, Mr. Sumner has led or been a key contributor to several of the firm’s investments, including Nouryon, Atotech, WildHorse Resource Development, Axalta Coating Systems, Centennial Resources Development, Allison Transmission, Veyance Technologies, AxleTech International, and United Components, among others. Prior to joining Carlyle, he held positions with Thayer Capital Partners, a private equity firm, and the strategy consulting group of Mercer Management Consulting. He is currently a member of the board of directors of Nouryon. Mr. Sumner received his M.B.A. from Stanford University, where he was an Arjay Miller Scholar, and a B.S. in Economics, magna cum laude, from the Wharton School of the University of Pennsylvania.

Ronald E. Bruehlman

Ronald E. Bruehlman is the Chief Financial Officer of IQVIA Holdings Inc. (“IQVIA”). From October 2016 through July 2020, he was Senior Advisor to the CEO of IQVIA, which was formed by the merger of IMS Health Inc. and Quintiles Transnational. Mr. Bruehlman was previously Chief Financial Officer of IMS Health Inc. from July 2011 to October 2016. He spent the majority of his career with United Technologies Corporation (“UTC”), serving in a series of financial and business roles from 1988 through 2011, including as Vice President of Business Development from 2009 to 2011, Vice President of Operations Planning & Analysis of UTC Commercial from 2008 to 2010 and Chief Financial Officer of Carrier Corporation, the largest UTC division, from 2005 to 2008. Mr. Bruehlman currently serves as a board member and chairman for Q-Squared Solutions LLC. He received his M.B.A. from the University of Chicago Graduate School of Business and his B.S. in Economics, summa cum laude, from the University of Delaware.

Family Relationships

There are no family relationships between any of the directors. There are no family relationships between any director and any of the senior management of our Company.

Arrangements or Understandings

Certain of our directors are designated by Carlyle pursuant to a shareholders agreement between the Company and Carlyle. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders Agreement.”

B. Compensation

Executive Officer Remuneration

The following table sets forth the approximate remuneration paid during the year ended December 31, 2020 to our current executive officers.

Name and Principal Position	Year	Total
Geoff Wild, Chief Executive Officer	2020	$1,595,740
Peter Frauenknecht, Chief Financial Officer	2020	$1,056,521
Harald Ahnert, President—Electronics	2020	$719,143
Gertjan van der Wal, President—General Metal Finishing	2020	$672,052

Executive Officer Employment Arrangements

We have entered into employment agreements with each of our executive officers. The material terms and conditions of these agreements are described below.

Geoff Wild

We entered into an employment agreement with Geoff Wild on March 31, 2017 pursuant to which he serves as our Chief Executive Officer. The employment agreement had an initial term of two years, and automatically renews for successive one-year terms unless either party provides forty-five days’ prior written notice to the other party that the agreement shall not be so extended. The employment agreement entitles Mr. Wild to receive an annual base salary and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Mr. Wild is also entitled to tax preparation assistance and the use of a Company car. The employment agreement also provides that if the terms and conditions of any employment contract of any of our employees are, taken as a whole, more favorable than those in the employment agreement, we must offer to amend the terms of the employment agreement so that they are, taken as a whole, at least as favorable as those of such employee. Mr. Wild is also entitled to an additional bonus on the basis of the return achieved by our main shareholders in connection with a public listing or change in control.

Mr. Wild has also entered into an employment agreement with Atotech (Thailand) Co Ltd., one of our subsidiaries, pursuant to which he serves as its general manager.

In the event that we terminate Mr. Wild’s employment without “cause” (as such term is defined in his employment agreement), his employment terminates as a result of his death or disability, or he resigns for “good reason” (as such term is defined in his employment agreement), subject to his execution of a general release of claims in our favor, Mr. Wild is entitled to a cash termination payment.

In the event that we terminate Mr. Wild’s employment without cause or he resigns for good reason, in either case within six months following a change in control (other than following an initial public offering), then, in lieu of the foregoing and subject to his execution of a general release of claims in our favor, Mr. Wild is entitled to a cash termination payment.

Mr. Wild has also agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for one year following termination of his employment.

Peter Frauenknecht

We entered into a Managing Director Service Agreement with Peter Frauenknecht effective as of April 10, 2017 pursuant to which he serves as our Chief Financial Officer. The service agreement had an initial term that expired on March 31, 2019, and automatically renews for successive one-year terms unless either party provides six months’ prior written notice to the other party that the agreement shall not be so extended. The service agreement entitles Mr. Frauenknecht to receive an annual base salary and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Mr. Frauenknecht is also entitled to a monthly Company car allowance and a Company fuel card.

In August 2018, we entered into an amendment to the service agreement pursuant to which, among other things, we will make monthly contributions to a defined benefit plan on Mr. Frauenknecht’s behalf.

We entered into a second amendment to the service agreement on January 14, 2020 pursuant to which Mr. Frauenknecht is entitled to a cash termination payment in the event we terminate Mr. Frauenknecht’s employment within 12 months of a change of control, as defined in the service agreement amendment.

Mr. Frauenknecht has agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for 18 months following the termination of his employment. During his compliance with the post-termination non-competition restrictions, he will receive 50% of his total compensation to which he is entitled under the service agreement.

Harald Ahnert

We entered into an employment agreement with Mr. Ahnert, dated January 28, 2020, which was subsequently amended on September 28, 2020. Pursuant to the employment agreement, we employ Mr. Ahnert as our President of Electronics. The employment agreement provides for an annual gross salary. In addition, the employment agreement entitles Mr. Ahnert to participate in our annual bonus program and to participate in a Company pension plan to which we contribute. He is also entitled to a Company car.

Mr. Ahnert has agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for 18 months following the termination of his employment. During his compliance with the post-termination non-competition restrictions, he will receive 50% of his total compensation to which he is entitled under the service agreement.

Gertjan van der Wal

We entered into a new employment agreement with Mr. van der Wal, effective January 28, 2020, pursuant to which we employ Mr. van der Wal as our President of General Metal Finishing. The employment agreement provides for an annual gross salary and entitles Mr. van der Wal to participate in our annual bonus program. He is also entitled to a Company car. The employment agreement also provides that Mr. van der Wal is entitled to participate in a Company pension plan to which we contribute.

Mr. van der Wal has agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for 18 months following the termination of his employment. During his compliance with the post-termination non-competition restrictions, he will receive 50% of his total compensation to which he is entitled under the service agreement.

Annual Incentive Plan

We sponsor an Annual Incentive Plan that offers our senior management, including our executive officers, the opportunity to earn cash performance bonuses based on a percentage of base salary. Performance goals are set annually and generally relate to corporate performance goals and individual goals.

Equity Compensation Arrangements

We have granted or may grant share options and awards under the following equity award programs (the “Share Plans”): (i) the Atotech UK Topco Limited Option Plan (the “LTIP”), and (ii) an equity participation program to enable certain management members to acquire interests in two pooling vehicles (the “Participants Equity Investment Program”). Additionally, in connection with the IPO, we adopted the 2021 Incentive Award Plan pursuant to which we may grant share options and awards.

LTIP

Pursuant to the LTIP, we have granted to certain of our service providers options covering common shares in the capital of Atotech Limited. Options granted under the LTIP typically become exercisable at an exercise price determined as of the grant date as to a specified portion in connection with certain sales of the common shares in the capital of Atotech Limited by its principal investors, other than sales of securities in the context of an initial public offering or a transfer of securities to an entity controlled by some or all of such principal investors. Options granted under the LTIP typically are only exercisable until the participant’s termination of employment, except that a portion of the option may remain exercisable thereafter in certain circumstances, such as the participant’s death, disability, retirement, sale of the business division in which the participant works, or other reasons as determined by the plan administrator.

In the event of an extraordinary cash distribution or recapitalization of the Company, the plan administrator shall decide an adjustment of the exercise price of the outstanding options to reflect the resulting decrease of the value of the Company. In connection with the Initial Reorganization and the IPO, the outstanding and unexercised options under the LTIP that originally covered shares in the capital of Atotech UK Topco Limited were exchanged for equivalent options covering our common shares.

Participants Equity Investment Program

Certain members of our management and certain former employees were afforded an opportunity to acquire an indirect ownership interest in Atotech UK Topco Limited (such independent ownership interest having been converted to an indirect ownership interest in Atotech Limited in connection with the Initial Reorganization) through investments in Ato Beteiligung GmbH & Co. Verwaltungs KG, ATO Cayman, L.P. or Zweite Ato Beteiligung GmbH & Co. Verwaltungs KG., each of which we refer to as a Management Investment Partnership, in accordance with the Participants Equity Investment Program. The Management Investment Partnerships were each established to be a management ownership vehicle that holds common shares of the parent of the Atotech group. Members of management who have acquired interests in the Management Investment Partnerships have subscribed for such interests at their then fair value. Prior to the pricing of the IPO, each Management Investment Partnership was wound up, and the common shares held by each such Management Investment Partnership were distributed to each limited partner in proportion to such limited partner’s partnership interest in the applicable Management Investment Partnership. As a result of such distribution, current and former management of the Company hold approximately 3.8% of our common shares directly.

In connection with the distribution of shares by the Management Investment Partnerships, the Company entered into a Lock-Up Deed (each, a “Lock-Up Deed”) with each member of management receiving common shares in connection with the distributions from the Management Investment Partnerships. Pursuant to the Lock-Up Deed and subject to customary exceptions, each party thereto is prohibited from selling the common shares received pursuant to the distributions described above until Carlyle has commenced a sale of common shares held by it pursuant to a registration statement under the Securities Act (excluding any sale by Carlyle in the IPO). Following any such sale, the common shares subject to the Lock-Up Deed will be released from the lock-up restrictions in proportion to the number of common shares sold by Carlyle pursuant to a registration statement under the Securities Act (including any sale by Carlyle in the IPO), provided such common shares are vested pursuant to the terms of the Lock-Up Deed. Each Lock-Up Deed provides that 20% of the common shares vest on the first anniversary of their initial acquisition date with an additional 5% vesting each quarter thereafter, subject to a cap of 80%. Upon Carlyle holding less than 25% of the total share capital of the Company, the remaining 20% of common shares covered by the Lock-Up Deed will vest. For purposes of determining the initial acquisition date, the initial investment of holders of common shares in the Management Investment Partnership is deemed the initial acquisition date. As of December 31, 2020, approximately 70% of the common shares covered by the Lock-Up Deeds were vested.

The following table summarizes the number of common shares or partnership interests indirectly held by the executive officers named in this report as of December 31, 2020 (after giving effect to the dissolution of the Management Investment Partnerships):

Name	Common Shares or Partnership Interests
Geoff Wild	550,000
Peter Frauenknecht	250,000
Harald Ahnert	175,000
Gertjan van der Wal	175,000

As of December 31, 2020, such executive officers did not own any options pursuant to the Share Plans.

2021 Incentive Award Plan

Effective February 3, 2021, we adopted and our shareholders approved the 2021 Incentive Award Plan (the “2021 Plan”), under which we may grant cash and equity-based incentive awards to eligible employees, directors, and consultants in order to attract, retain, and motivate the persons who make important contributions to our company. The material terms of the 2021 Plan are summarized below.

As described above, in connection with the Initial Reorganization each option to purchase ordinary shares in the capital of Atotech UK Topco Limited, to the extent then outstanding and unexercised, were automatically, without any action on the part of the holder thereof, converted into an option to purchase our common shares (a “Rollover Option”), on the same terms, conditions, and vesting schedules as previously applied. Upon the effectiveness of the 2021 Plan, the Rollover Options became to the terms and conditions of the 2021 Plan.

Eligibility and Administration

Our employees, consultants, and directors, along with employees and consultants of our subsidiaries, are eligible to receive awards under the 2021 Plan. The 2021 Plan is administered by our Board, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the “plan administrator” below), subject to the limitations imposed under the 2021 Plan, Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, stock exchange rules, and other applicable laws. The plan administrator has the authority to take all actions and make all determinations under the 2021 Plan, to interpret the 2021 Plan and award agreements, and to adopt, amend, and repeal rules for the administration of the 2021 Plan as it deems advisable. The plan administrator also has the authority to grant awards, determine which eligible employees, directors and consultants receive awards, and set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2021 Plan.

Shares Available for Awards

Immediately following the IPO, 21,802,385 of our common shares were initially available for issuance under the 2021 Plan. Shares issued upon exercise of the Rollover Options and shares issued in respect of all future awards come out of this pool. No more than 7,540,000 of our common shares are issuable under the 2021 Plan upon the exercise of incentive options. Common shares issued under the 2021 Plan may be authorized but unissued shares, shares purchased on the open market, or treasury shares.

If an award under the 2021 Plan (including the Rollover Options) expires, lapses, or is terminated, exchanged for cash, surrendered, repurchased, redeemed, canceled without having been fully exercised, or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2021 Plan. Awards granted under the 2021 Plan in substitution for any options or other share or share-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or shares will not reduce the shares available for grant under the 2021 Plan but may count against the maximum number of common shares that may be issued upon the exercise of incentive options.

Awards

The 2021 Plan provides for the grant of options, including incentive options and non-qualified options, share appreciation rights (“SARs”), restricted shares, dividend equivalents, restricted share units (“RSUs”), and other share or cash based awards. Certain awards under the 2021 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. All awards under the 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•

Options and SARs. Options provide for the purchase of common shares in the future at an exercise price set on the grant date. Incentive options, by contrast to non-qualified options, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the common shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR, and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of an option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of incentive options granted to certain significant shareholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of an option or SAR may not be longer than ten years (or five years in the case of incentive options granted to certain significant shareholders).

•

Restricted Shares and RSUs. Restricted shares are awards of nontransferable common shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver common shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on common shares prior to the delivery of the underlying common shares. The plan administrator may provide that the delivery of the common shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2021 Plan.

•

Other Share or Cash Based Awards. Other share or cash based awards are awards of cash, fully vested common shares, and other awards valued wholly or partially by referring to, or otherwise based on, common shares or other property. Other share or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments, and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other share or cash based awards, which may include any purchase price, performance goal, transfer restrictions, and vesting conditions.

Performance Criteria

The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2021 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit, or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on shareholders’ equity; total shareholder return; return on sales; costs, reductions in costs, and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment, or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions, or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax, or accounting changes.

Certain Transactions

In connection with certain corporate transactions and events affecting our common shares, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2021 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2021 Plan and replacing or terminating awards under the 2021 Plan. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to awards outstanding under the 2021 Plan as it deems appropriate to reflect the transaction.

Provisions of the 2021 Plan Relating to Director Compensation

The 2021 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2021 Plan’s limitations. Compensation arrangements for non-employee directors are described in the section entitled “Non-Employee Director Compensation” below.

Plan Amendment and Termination

Our Board may amend or terminate the 2021 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2021 Plan, may materially and adversely affect an award outstanding under the 2021 Plan without the consent of the affected participant, and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. However, the plan administrator may not, without the approval of our shareholders, amend any outstanding option or SAR to reduce its price per share, other than in the context of corporate transactions or equity restructurings, as described above. The 2021 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our Board. No awards may be granted under the 2021 Plan after its termination.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments

The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations, or customs of such foreign jurisdictions. All awards are subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2021 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Plan and exercise price obligations arising in connection with the exercise of options under the 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, common shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable, or any combination of the foregoing.

Non-Employee Director Phantom Share Plan

In September 2020, we granted Ronald E. Bruehlman and Louise Makin (two of our non-employee directors) awards that we refer to as phantom shares. Each award covered 4,359 notional common shares and had a grant date value of $500,000. Upon the fifth anniversary of the grant date (or, if earlier, a qualifying sale of the Company to a third party), each phantom share award will be eligible to be settled in cash (unless our board of directors elects to settle the award in equity) as to the target number of common shares, with the potential to earn a greater amount if the aggregate market value of the Company is greater than a pre-specified value. Payouts under the phantom share awards will generally be subject to continued service, though a non-employee director will be eligible to retain a prorated portion of the award (based on completed years of service since the grant date, and up to 80% of the award) upon his or her death, permanent disability, serious illness or another qualifying reason determined by our board of directors in its absolute discretion. This retained portion will not be settled until the originally scheduled settlement date and payouts would continue to be based on the Company’s aggregate market value.

Matching Share Plan

We plan to implement the Atotech Matching Share Plan (the “MSP”) pursuant to which certain of our eligible employees have the opportunity to purchase our common shares and receive a proportional number of matching shares from us at no cost. The MSP will be a sub-plan of the 2021 Plan and common shares granted under the MSP will be from the 2021 Plan share reserve. Generally, all of our active employees with an employment agreement with us are eligible to participate in the MSP. The MSP will have two offering periods per year during which eligible employees may participate. During each offering period, participating employees may make contributions to the MSP equal to any amount between (i) $350 and (ii) 10% of their annual gross salary and target bonus for the year in which the offering period occurs, provided, however, that no employee may contribute over $25,000 to the MSP in one calendar year. Generally, these contributions will then be used to purchase our common shares on the tenth trading day following the end of the offering period at a per share purchase price equal to the New York Stock Exchange closing price of our common shares on such date. Contributions to the MSP will typically be deducted from the participating employee’s net salary. For every four common shares purchased under the MSP, the employee will generally receive one matching common share from us at no cost, although we reserve the right to issue an equivalent cash payment in lieu of such matching shares. All shares issued pursuant to the MSP, including purchased shares and matching shares, must generally be held in a designated individual custody account for at least one year following the date of issuance.

Non-Employee Director Compensation

We have agreed to pay annual remuneration to Charles W. Shaver in the amount of $75,000 for his service on our board of directors.

We have agreed to pay annual remuneration to Ronald E. Bruehlman in the amount of $75,000 for his service on our board of directors and an additional $20,000 for his service as a member of the Audit Committee of our board of directors.

We have agreed to pay annual remuneration to Louise Makin in the amount of $75,000 for her service on our board of directors.

Pension, Retirement or Similar Benefits

We operate various defined contribution and defined benefit pension plans in which our employees participate. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our named executive officers with respect to 2020 was $238,425.

C. Board Practices

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance practices required by the New York Stock Exchange for U.S. domestic issuers. While we intend to follow most of the New York Stock Exchange corporate governance listing standards, we intend to follow Jersey corporate governance practices in lieu of the New York Stock Exchange corporate governance listing standards as follows:

•	Exemption from the requirement to have a compensation committee and a nominating and corporate governance committee composed solely of independent members of the board of directors;

•

Exemption from quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Jersey law. In accordance with generally accepted business practice, our amended and restated articles of association provide alternative quorum requirements that are generally applicable to meetings of shareholders;

•

Exemption from the New York Stock Exchange corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the New York Stock Exchange corporate governance listing standards, as permitted by the foreign private issuer exemption; and

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of increases of shares available under share option plans.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the New York Stock Exchange corporate governance rules and listing standards.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Controlled Company

For purposes of the rules of the New York Stock Exchange, we will be a “controlled company.” Under the New York Stock Exchange rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Carlyle owns more than 50% of the combined voting power of our common shares and has the right to designate a majority of the members of our Board for nomination for election and the voting power to elect such directors. Accordingly, we are eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the rules of the New York Stock Exchange. Specifically, as a controlled company we are not required to have (i) a majority of independent directors, (ii) a nominating and corporate governance committee composed entirely of independent directors, or (iii) a compensation committee composed entirely of independent directors. Therefore, we do not have a majority of independent directors, and our Nominating and Corporate Governance and Compensation Committees do not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange rules. The controlled company exemption does not modify the independence requirements for the Audit Committee, and we currently comply with the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange rules, which require that our Audit Committee be composed of at least three members, one of whom was independent upon the listing of our common shares on the New York Stock Exchange, a majority of whom will be independent within 90 days of the pricing of our shares in the IPO, and each of whom will be independent within one year of the date of the pricing of our shares in the IPO.

Board Composition

Our Board currently consists of eleven members. Mr. Martin W. Sumner (subject to the designation of an alternate chairman if required as a result of COVID-19 related travel restrictions) is the Chairman of the Board.

The exact number of members on our Board may be modified from time to time exclusively by resolution of our Board, subject to the terms of our shareholders agreement. Our Board is divided into three classes whose members serve three-year terms expiring in successive years. Directors hold office until their successors have been duly elected and qualified or until the earlier of their respective death, resignation, or removal.

At each annual meeting of shareholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting of shareholders following such election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

In connection with the Acquisition, on January 31, 2017, the shareholders of Atotech UK Topco Limited entered into a shareholders agreement to which Carlyle and members of management who hold common shares are party, which agreement terminated upon the consummation of the IPO. Upon consummation of the IPO, we entered into a new shareholders agreement between the Company and Carlyle. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

When considering whether directors and nominees have the experience, qualifications, attributes, or skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth immediately above. We believe that our directors provide an appropriate diversity of experience and skills relevant to the size and nature of our business.

Board Committees

Our Board directs the management of our business and affairs as provided by Jersey law and conducts its business through meetings of the Board and four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Executive Committee. In addition, from time to time, other committees may be established under the direction of the Board when necessary or advisable to address specific issues.

Each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee operates under a charter that has been approved by our Board. A copy of each of these charters is available on our website.

Audit Committee

The Audit Committee, which consists of Mr. Bruehlman (Chairman), Mr. Sumner and Dr. Makin (Acting Chairperson, at meetings held remotely as a result of COVID-19 related travel restrictions), is responsible for, among its other duties and responsibilities, assisting the Board in overseeing: our accounting and financial reporting processes and other internal control processes, the audits and integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, the design and implementation of our internal audit function, and the performance of our internal audit function and independent registered public accounting firm. Our Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm. Our Audit Committee also has the authority to review and approve our decision to enter into derivatives and swaps and to establish policies and procedures with respect thereto, including utilizing the commercial end-user exception to enter into non-cleared swaps which are not executed through a board of trade or swap execution facility.

The Board has determined that each of Mr. Bruehlman and Dr. Makin is an “audit committee financial expert” as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the New York Stock Exchange. The Board has also determined that each of Mr. Bruehlman and Dr. Makin is independent under Rule 10A-3 under the Exchange Act and the New York Stock Exchange standard, for purposes of the Audit Committee. Rule 10A-3 under the Exchange Act requires us to have a majority of independent audit committee members within 90 days and all independent audit committee members (within the meaning of Rule 10A-3 under the Exchange Act and the New York Stock Exchange standard) within one year of our IPO. We intend to comply with these independence requirements within the appropriate time periods. All members of the Audit Committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles, and are financially literate.

Compensation Committee

The Compensation Committee, which consists of Mr. Sumner (Chairman), Mr. Nikodem, Mr. Chang and Mr. Mercer (Acting Chairperson, at meetings held remotely as a result of COVID-19 related travel restrictions), is responsible for, among its other duties and responsibilities, reviewing and approving the compensation philosophy for our Chief Executive Officer, reviewing and approving all forms of compensation and benefits to be provided to our executive officers, and reviewing and overseeing the administration of our equity incentive plans.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, which consists of Mr. Boehm (Chairman), Mr. Bernasek, Mr. Shaver and Mr. Wild, is responsible for, among its other duties and responsibilities, identifying and recommending candidates to the Board for election to our Board, reviewing the composition of the Board and its committees, developing and recommending to the Board corporate governance guidelines that are applicable to us, and overseeing Board and Board committee evaluations.

Executive Committee

The Executive Committee, which consists of Mr. Wild, Mr. Drees, Mr. Sumner, and Mr. Boehm, is responsible for exercising all the powers and authority of the Board in the management of the business and affairs of the Company, including acting upon recommendations of other committees of the Board. The Executive Committee is authorized with all the powers of the Board except for certain specifically enumerated powers, including:

•	the approval of any action for which approval of the Company’s members is required by the Articles or by applicable law;

•	the filling of vacancies on the Board or any of its committees;

•	the fixing of compensation of directors for serving on the Board or any of its committees;

•	the adoption, amendment or repeal of the Articles of the Company or any other organizational documents of the Company;

•	the amendment or repeal of any resolution of the Board which is not by its express terms so amendable or repealable;

•	the declaration of any dividend or distribution with respect to the units or any other equity securities of the Company;

•

the sale, issuance, redemption or repurchase of units or any other equity securities of the Company to, by or from any person other than the Company or any of its subsidiaries (the “Group”), unless it relates to the execution of the Company’s management incentive plan;

•	the entry into any material new line of business other than the business conducted by the Group;

•	the establishment and approval of any of the Group’s (x) annual capital expenditure budget, (y) annual operating plan or (z) long-term business plan;

•	material acquisitions or divestments or the entering into material joint ventures, in each case exceeding a value of EUR 75,000,000;

•	the merger or consolidation of the Company with any other entity (other than another member of the Group);

•	the dissolution or liquidation of the Company;

•	the filing of a voluntary bankruptcy petition or the initiation of any other insolvency proceeding;

•	approval of the initial and subsequent elections or appointments of the Chief Executive Officer or Chief Financial Officer, to the extent applicable;

•	incur new material indebtedness (other than draws on existing revolving credit facilities in the ordinary course of business), or refinance material existing indebtedness;

•	the selection of independent accountants or the making of any significant change in accounting or tax principles;

•	cause or permit the Company or any member of the Group to enter into material contractual obligations outside of the ordinary course of business;

•	the appointment of other committees of the Board or the members thereof; or

•	any other matter which (i) is expressly prohibited to be delegated to committees by the Articles or (ii) requires action by the full Board under the Company’s Articles or Board resolution.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is currently one of our officers or employees. During the year ended December 31, 2020, none of our executive officers served as a member of the board or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board or our Compensation Committee.

D. Employees

We had 3,862, 3,783 and 3,787 employees as of December 31, 2020, 2019 and 2018, respectively, which includes 153, 74 and 69 temporary employees employed directly by us as of December 31, 2020, 2019 and 2018, respectively, as well as 179, 177 and 293 temporary employees who provided services to us through a third-party temporary staffing agency as of December 31, 2020, 2019 and 2018, respectively.

The following table sets forth the numbers of our employees categorized by function as of December 31, 2020, 2019 and 2018:

Function	December 31, 2020	December 31, 2019	December 31, 2018
Manufacturing	923	781	750
Administration(1)	643	631	607
Sales, Marketing & Technicians	1,783	1,855	1,904
Research & Development	513	516	526

(1)	Covering general management and support personnel in areas of finance and human resources, legal, purchasing, IT, site management, operations and health, safety and environmental management.

The following table describes the number of employees by geographic location as of December 31, 2020, 2019 and 2018:

Country	December 31, 2020	December 31, 2019	December 31, 2018
Germany	940	943	962
China	1,123	1,101	1,107
Taiwan	225	222	228
India	315	312	306
United States	143	155	161
Japan	119	120	125
Korea	114	117	115

Additionally, as of December 31, 2020, 2019 and 2018, we had approximately 883, 813 and 783 employees, respectively, in the aggregate, in Austria, France, Italy, Spain, the Netherlands, the United Kingdom, Scandinavia, Slovenia, Poland, Turkey, Lithuania, Russia, Czech Republic, Thailand, Malaysia, Vietnam, Hong Kong, Singapore, Australia, Canada, Mexico, Brazil, and Argentina.

Certain of our employees are represented by labor unions. We believe that we maintain a good working relationship with these unions and our employees, and we have not experienced any material labor disputes in the past.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 1, 2021, we had 194,664,156 common shares outstanding as of December 31, 2020. See “Basis of Presentation.” The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2020, after giving effect to the IPO, by:

•	each person known to own beneficially more than 5% of the capital stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The amounts and percentages of common shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the common shares of capital stock and the business address of each such beneficial owner is c/o Atotech Limited, William Street, West Bromwich, West Midlands, B70 0B6, United Kingdom.

Name of Beneficial Owner	Number	Percent
Principal Shareholders
Carlyle(1)	158,062,903	81.2%
Executive Officers and Directors
Geoff Wild	1,916,800	1.0%
Peter Frauenknecht	871,273	*
Harald Ahnert	609,891	*
Gertjan van der Wal	609,891	*
Brian A. Bernasek	—	—
Gregor P. Boehm	—	—
Herman H. Chang	—	—
Friedel Drees	—	—
Louise Makin	—	—
Shaun Mercer	—	—
Gregory M. Nikodem	—	—
Charles W. Shaver	65,725	*

Name of Beneficial Owner	Number	Percent
Martin W. Sumner	—	—
Ronald E. Bruehlman	—	—
All executive officers and directors as a group (14 persons)	4,073,580	2.1%

*	Denotes less than 1.0% of beneficial ownership.
(1)

Includes 96,522,031 shares held by Carlyle Partners VI Cayman Holdings, L.P., 42,106,904 shares held by CEP IV Participations, S.à r.l. SICAR, and 19,433,968 shares held by Gamma Holding Company Limited.

Carlyle Group Management L.L.C. holds an irrevocable proxy to vote a majority of the shares of The Carlyle Group Inc., which is a publicly traded entity listed on NASDAQ. The Carlyle Group Inc. is the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder TC Group VI Cayman, L.L.C., which is the general partner of TC Group VI Cayman, L.P., which is the general partner of Carlyle Partners VI Cayman Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P. is also the sole shareholder of CEP IV Managing GP Holdings, Ltd. and the sole member of CAP IV, L.L.C. CEP IV Managing GP Holdings, Ltd. is the general partner of CEP IV Managing GP, L.P., which is the managing general partner of Carlyle Europe Partners IV, L.P., which is the majority shareholder of CEP IV Participations, S.à r.l. SICAR. CAP IV, L.L.C. is the general partner of CAP IV General Partner, L.P., which is the general partner of Carlyle Asia Partners IV, L.P., which is the majority shareholder of Gamma Holding Company Limited.

Voting and investment determinations with respect to the shares held by Carlyle Partners VI Cayman Holdings, L.P., Atotech Beteiligungs GmbH & Co. Verwaltungs KG and Ato Cayman LP are made by an investment committee of TC Group VI Cayman, L.P., which is comprised of Allan Holt, William Conway, Jr., Daniel D’Aniello, David Rubenstein, Peter Clare, Kewsong Lee, Norma Kuntz, and Sandra Horbach. Each member of the investment committees disclaims beneficial ownership of such shares.

Voting and investment determinations with respect to the shares held by CEP IV Participations, S.à r.l. SICAR are made by the board of CEP IV Participations, S.à r.l. SICAR following recommendations by the investment committee of CEP IV Managing GP, L.P. Voting and investment determinations with respect to the shares held by Gamma Holding Company Limited are made by an investment committee of CAP IV General Partner, L.P. The Board of the SICAR is comprised of Barbara Imbs, William Cagney, Guy Harles, David Garcelan, Andrew Howlett-Bolton, Rick Wallace and CEP IV Managing GP Holdings Ltd. Each of the investment committees of CEP IV Managing GP, L.P. and CAP IV General Partner, L.P. are comprised of Daniel D’Aniello, William Conway, Jr., David Rubenstein, Peter Clare, Kewsong Lee, and Norma Kuntz. Each of the members of the investment committees and the Board of the SICAR disclaims beneficial ownership of such shares.

The address of each person or entity named in this footnote is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

Change in Control Arrangements

Not applicable.

B. Related Party Transactions

Our Board has adopted a written statement of policy for the evaluation of and the approval, disapproval and monitoring of transactions involving us and “related persons.” For the purposes of the policy, “related persons” include our executive officers, directors, director nominees, and shareholders owning five percent or more of our outstanding common shares, and each of their respective immediate family members.

The policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $100,000 and a related person had or will have a direct or indirect material interest.

Pursuant to this policy, our management will present to our Audit Committee each proposed related person transaction, including all relevant facts and circumstances relating thereto. Our Audit Committee will then:

•

review the relevant facts and circumstances of each related person transaction, including the financial terms of such transaction, the benefits to us, the availability of other sources for comparable products or services, if the transaction is on terms no less favorable to us than those that could be obtained in arm’s-length dealings with an unrelated third party or employees generally and the extent of the related person’s interest in the transaction; and

•	take into account the impact on the independence of any independent director and the actual or apparent conflicts of interest.

All related person transactions may only be consummated if our Audit Committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Certain types of transactions have been pre-approved by our Audit Committee under the policy. These pre-approved transactions include:

•

the purchase of our products and resolution of warranty claims relating to our products on an arm’s-length basis in the ordinary course of business on terms and conditions generally available to other similarly situated customers;

•	transactions where the rates or charges involved in the transactions are determined by competitive bids;

•

transactions in the ordinary course of business where the interest of the related person arises solely from the ownership of a class of equity securities in our Company where all holders of such class of equity securities will receive the same benefit on a pro rata basis;

•	certain employment and compensation arrangements; and

•

transactions in the ordinary course of business where the related person’s interest arises only from: (i) his or her position as a director of another entity that is party to the transaction; (ii) an equity interest of less than 10% in another entity that is party to the transaction; or (iii) a limited partnership interest of less than 10%, subject to certain limitations.

No director may participate in the approval of a related person transaction for which he or she, or his or her immediate family members, is a related person. In the event that an insufficient number of members of the Audit Committee are disinterested with regard to a specific transaction to achieve a quorum, such transaction will be considered by the members of the Board that are disinterested with regard to such transaction.

Consulting Agreement

On January 31, 2017, in connection with the Acquisition, we entered into a consulting agreement with Carlyle, pursuant to which we pay Carlyle a fee for consulting and oversight services provided to us and our subsidiaries. Pursuant to this agreement, subject to certain conditions, we pay Carlyle an annual fee of $1.8 million for consulting services to the Company. Further, under this agreement Carlyle was entitled to additional reasonable fees and compensation agreed upon by the parties for advisory and other services provided by Carlyle to us from time to time, including additional advisory and other services associated with acquisitions and divestitures or sales of equity or debt instruments. Carlyle also received a one-time transaction fee of $25.0 million upon consummation of the Acquisition for transactional advisory and other services. Carlyle did not provide any additional services beyond consulting and oversight services for the year ended December 31, 2020 and did not receive compensation pursuant to the consulting agreement outside of the annual fee described above. On March 6, 2020, the consulting agreement was amended to allow for the accession of Company as a party thereto and to amend the termination provisions thereof. We will continue to pay Carlyle the annual fee payable pursuant to the consulting agreement until the earlier of (i) the second anniversary of the IPO and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company.

Shareholders Agreement

In connection with our IPO, we entered into a shareholders agreement with Carlyle. Pursuant to the shareholders agreement, our Board consists of eleven seats, with Carlyle having the right to designate ten of the board members and, in addition, our principal executive officer shall have the right to serve as a board member, who, for so long as he serves as our Chief Executive Officer, will be Mr. Wild. The number of board members that Carlyle (or such permitted transferee or affiliate) is entitled to designate is subject to maintaining certain ownership thresholds. If Carlyle (or such permitted transferee or affiliate) loses its right to designate any directors pursuant to the terms of the shareholders agreement, these positions will be filled by our shareholders in accordance with our articles of association. See Item 10.B. “Additional Information—Memorandum and Articles of Association” for more information regarding our articles of association. In addition, the shareholders agreement provides that each committee of the Board will include a proportional number of directors designated by Carlyle (or such permitted transferee or affiliate) that is no less than the proportion designated by Carlyle as is then serving on the Board, subject to our obligation to comply with any applicable independence requirements.

The shareholders agreement also includes provisions pursuant to which Carlyle (or such permitted transferee or affiliate) has the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common shares held by Carlyle (or such permitted transferee or affiliate) or to piggyback on other registration statements in certain circumstances. These shares represent approximately 81% of our common shares. These common shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of common shares held by persons deemed to be our affiliates. The shareholders agreement will also require us to indemnify Carlyle (or such permitted transferee or affiliate) and its affiliates in connection with any registrations of our securities.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and certain of our officers. These indemnification agreements provide the directors and officers with contractual rights to indemnification and expense advancement. However, these indemnification provisions are restricted by Jersey Law.

Employment Agreements

See Item 6.B. “Directors, Senior Management and Employees—Compensation—Executive Officer Employment Arrangements” for information regarding the employment agreements that we have entered into with certain of our executive officers.

Management Lock-Up Agreements

See Item 6.B. “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangement—Participants Equity Investment Program” for information regarding the lock-up agreements that we have entered into with certain members of management.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Refer to Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

Lawsuit alleging PFOA/PFOS contamination

On February 7, 2020, Atotech USA, LLC received service of process of a lawsuit filed by five residents of the town of Blades, Delaware. The plaintiffs claim that products containing PFOA, PFOS, and potentially other perfluorinated chemicals had been used in chrome plating and non-stick cookware manufacturing processes by local operators who allegedly discharged these substances into the environment, contaminating the water supply of the town of Blades. The plaintiffs seek recovery for alleged injuries and seek to certify a class composed of approximately 1,600 residents of Blades. Other defendants include E.I. du Pont de Nemours and Company, the 3M Company, MacDermid, Inc., Procino Plating, Inc., and Blades Development LLC.

On March 23, 2020, Atotech filed a motion to dismiss the complaint in its entirety. On February 3, 2021, the court requested that the parties brief the question of whether the court has subject matter jurisdiction over the action under the Class Action Fairness Act of 2005. Management does not believe that this or any other pending legal matters that we encounter in the normal course of business will have a material adverse effect on our business or financial condition.

Dividend Policy

We do not intend to pay any cash dividends for the foreseeable future. We intend to retain earnings, if any, for the future operation and expansion of our business and the repayment of debt. Any determination to pay dividends in the future will be at the discretion of our Board (in accordance with our articles of association and subject to the Jersey Companies Law) and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by the senior secured credit facilities or applicable laws and other factors that our Board may deem relevant. Our existing indebtedness effectively limits our ability to pay dividends and make distributions to our shareholders.

B. Significant Changes

There have been no significant changes since the approval date of the financial statements included elsewhere in this report. See note 2.1 of the audited financial statements elsewhere in this report for details of events after the reporting period.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our common shares are listed on the New York Stock Exchange under the symbol “ATC”.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed and traded on the New York Stock Exchange.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our memorandum of association and amended & restated articles of association (our “Articles”). The summary does not purport to be a summary of all of the provisions of our memorandum of association or Articles. For more complete information you should read our memorandum of association and Articles, which are listed as an exhibit to this report.

Atotech Limited was incorporated as a private limited company on December 12, 2018 for purposes of becoming the new holding company of Holdco and its subsidiaries and was re-registered on February 1, 2021 as a public company. Neither our memorandum of association nor the Articles stipulate any particular objects or purposes of the Company and no objects or purposes are required to be stated by the Jersey Companies Law.

Securities Registrar

Our register of members is kept by our assistant company secretary, Ogier Global Company Secretary (Jersey) Limited at 3rd Floor 44 Esplanade, St. Helier, Jersey, JE4 9WG and our U.S. Branch register is held with American Stock Transfer & Trust Company, LLC at 6201 15th Avenue, Brooklyn, NY 11219.

Director’s Power to Vote on a Proposal, Arrangement or Contract in which the Director is Materially Interested

An interested director must disclose to the Company the nature and extent of any direct or indirect interest in a transaction with the Company, or one of its subsidiaries, which to a material extent conflicts or may conflict with its interests and of which the director is aware.

Failure to disclose an interest entitles the Company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the Company for any profit. A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the Company’s interests at the time it was entered into.

Subject to the Articles and the Jersey Companies Law, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

Directors’ Power, in the Absence of an Independent Quorum, to Vote Compensation to Themselves or Any Members of Their Body

The directors may receive such compensation as the directors may from time to time determine. When the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office. The Articles do not require that the compensation of any director be approved by disinterested directors.

The Company has a compensation committee that is currently composed of four non-independent directors. The compensation committee makes recommendations to the board with respect to compensation.

Borrowing Powers Exercisable by the Directors and How Such Borrowing Powers May Be Varied

Subject to the Jersey Companies Law and any resolutions made in a general meeting, the board may exercise all of the Company’s powers to borrow money, to guarantee, to indemnify and to mortgage or charge all or any part of our undertaking, property and assets (present and future).

Retirement and Non-Retirement of Directors Under an Age Limit Requirement

There are no such provisions applicable to the Company under the Articles or the Jersey Companies Law.

Number of Shares Required for a Director’s Qualification

Under the Articles, the directors are not required to hold any shares as qualification for service on our board.

Rights, Preferences and Restrictions Attaching to Each Class of Shares

No preference shares are currently issued and outstanding. Preference shares may be issued from time to time in one or more series composed of such number of shares with such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by our board of directors.

Upon winding-up, the holders of any one or more series of preference shares which are entitled to a preference over the holders of common shares and which rank equally in connection with such distribution are insufficient to pay the preferential amount to which the holders of such preference shares shall be entitled, then such assets, or the proceeds thereof, shall be distributed among the holders of each such series of the preference shares ratably in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

The holders of our common shares are entitled to such dividends as may be declared by our board, subject to the Jersey Companies Law and the Articles. Dividends and other distributions on issued and outstanding common shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any of our outstanding preferred shares. Dividends and other distributions will be distributed among the holders of our common shares on a pro rata basis.

Each common share of the Company entitles the holder to one vote on all matters upon which the common shares of the Company are entitled to vote. Voting at any shareholders’ meeting is on a show of hands, unless before, or on the declaration of the result of the show of hands, a poll is duly demanded.

The holders of our common shares are also entitled to the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

Our common shares do not have pre-emptive rights to purchase additional shares.

Action Necessary to Change the Rights of Holders of the Stock, Indicating Where the Conditions Are More Significant Than Is Required by Law

The rights attached to any class of shares, including any series of preference shares, of the Company (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, and whether or not the Company is being wound up, may be varied without the consent of the holders of the issues shares of that class to the extent that the directors consider that such variation does not have a material adverse effect upon the rights of the issued shares of that class. For any other variation, the consent of the holders of the class of shares which rights are being varied is required by the written consent of the holders of two-thirds of the shares of that class or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. For the avoidance of doubt, the directors have the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of shares of the relevant class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise provided by the terms of issue of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Meetings of Shareholders

The Articles require us to call an annual general meeting of shareholders within 18 months after holding the last preceding annual general meeting and permits us to call any other meeting of shareholders at any time. The Company is required to send a notice of meeting to registered shareholders, directors, auditors and personal representatives of deceased or incapacitated shareholders (as applicable) not less than 14 clear days and not more than 60 calendar days prior to the date of any annual or other general meeting of shareholders. The Articles provide that a quorum of shareholders in person or represented by proxy holding or representing by proxy not less than a simple majority of all voting share capital of the Company at the meeting is required to transact business at a general meeting, provided that the minimum quorum for any meeting shall be two shareholders entitled to vote. Shareholders, and their duly appointed proxies and corporate representatives, as well as our directors and auditors, are entitled to be admitted to our annual and other general meetings of shareholders.

Limitations on the Right to Own Securities

There are no limitations on the rights to own securities in the Company.

Limitations on Restructuring

There is no provision in the Articles that would have the effect of placing any limitations on any corporate restructuring in addition to what would otherwise be required by applicable law.

Disclosure of Share Ownership

There are no such provisions applicable to the Company under the Articles.

C. Material Contracts

The following is a summary of each material agreement, other than material agreements entered into in the ordinary course of business, to which we are or have been a party for the two years immediately preceding the date of this report:

•

Credit Agreement, dated as of January 31, 2017, among Alpha 3 B.V., Alpha US Bidco, Inc., Atotech Deutschland GmbH, Atotech S.E.A. Pte Ltd (n/k/a Atotech (Singapore) Chemicals Pte. Ltd.) (collectively, the “Borrowers”), Alpha 2 B.V., the lenders and other financial institutions from time to time party thereto, Bank of China Limited, Shanghai Branch, as redenomination term facilities administrative agent, and Barclays Bank PLC, as administrative agent and collateral agent (the “Agent”) (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-235928)).

•

Amendment No. 1 to Credit Agreement, dated as of May 30, 2018, by and among the Borrowers, the guarantors party thereto, the lenders and other financial institutions and the Agent (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-235928)).

•	Atotech Limited 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 (File No. 333-253068)).

•	Form of Director and Officer Indemnification and Advancement Agreement (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (File No. 333-235928)).

•	Consulting Services Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1 (File No. 333-235928)).

•	Amendment No. 1 to Consulting Services Agreement (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-235928)).

•	Principal Stockholders Agreement

•	Form of Agreement for the Atotech UK Topco Limited Option Plan (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1 (File No. 333-235928)).

•	Form of Lock-Up Deed (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1 (File No. 333-235928)).

D. Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation in Jersey that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities, except for regulations restricting the remittance of dividends, distributions, and other payments in compliance with United Nations and EU sanctions.

E. Taxation

Jersey Tax Considerations

This summary of Jersey taxation issues can only provide a general overview of this area and it is not a description of all the tax considerations that may be relevant to a decision to invest in the Company.

The following summary of the anticipated treatment of the Company and holders of common shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this document and may be subject to any changes in Jersey law occurring after such date. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situated in Jersey). Legal advice should be taken with regard to individual circumstances. Prospective investors in the common shares should consult their professional advisers on the implications of acquiring, buying, selling or otherwise disposing of common shares in the Company under the laws of any jurisdiction in which they may be liable to taxation.

Shareholders should note that tax law and interpretation can change and that, in particular, the levels and basis of, and reliefs from, taxation may change and may alter the benefits of investment in the Company.

Any person who is in any doubt about their tax position or who is subject to taxation in a jurisdiction other than Jersey should consult their own professional adviser.

Company Residence

Under the Income Tax (Jersey) Law 1961 (as amended) (“Tax Law”), the Company shall be regarded as resident in Jersey if it is incorporated under the Jersey Companies Law unless:

•

its business is centrally managed and controlled outside Jersey in a country or territory where the highest rate at which any company may be charged to tax on any part of its income is 10% or higher; and

•	the Company is resident for tax purposes in that country or territory.

It is intended that the Company will not be resident for tax purposes in Jersey and not subject to any rate of tax in Jersey.

Summary

Under current Jersey law, there are no capital gains, capital transfer, gift, wealth or inheritance taxes, or any death or estate duties. No capital or stamp duty is levied in Jersey on the issue, conversion, redemption, or transfer of common shares. On the death of an individual holder of common shares (whether or not such individual was domiciled in Jersey), duty at rates of up to 0.75% of the value of the relevant common shares may be payable on the registration of any Jersey probate or letters of administration which may be required in order to transfer, convert, redeem, or make payments in respect of, common shares held by a deceased individual sole shareholder, subject to a cap of £100,000.

Income Tax—The Company

The general rate of income tax under the Tax Law on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey is 0% (“zero tax rating”). Certain exceptions from zero tax rating apply, namely:

(1)

companies which are regulated by the Jersey Financial Services Commission under certain sections of the Financial Services (Jersey) Law 1998, the Banking Business (Jersey) Law 1991, or the Collective Investment Funds (Jersey) Law 1988, shall be subject to income tax at a rate of 10%, (these companies are defined as “financial services companies” in the Tax Law);

(2)	specifically identified utility companies shall be subject to income tax at a rate of 20%, (these companies are defined as “utility companies” in the Tax Law); and

(3)	any income derived from the ownership or disposal of land in Jersey shall be subject to income tax at a rate of 20%.

Income Tax—Shareholders

Persons holding common shares who are not resident for taxation purposes in Jersey will be exempt from Jersey income tax on dividends from the Company.

Shareholders who are resident for income tax purposes in Jersey will be subject to income tax in Jersey at the standard rate of 20% on any dividends paid on common shares held by them or on their behalf and income tax may be withheld by the Company on payment of any such dividends.

Article 134A of the Tax Law contains a general anti-avoidance provision, which in the view of the Taxes Office may be utilized, in certain circumstances, in respect of individuals who are resident in Jersey and who invest in capital investments, where the main or one of the main purposes of the investment is the avoidance of tax.

Withholding Tax—The Company

For so long as the Company is rated for tax, or is not deemed to be resident for tax purposes in Jersey, no withholding in respect of Jersey taxation will be required on payments in respect of the common shares to any holder of the common shares not resident in Jersey.

Stamp Duty

In Jersey, no stamp duty is levied on the issue or transfer of the common shares (unless there is any element of Jersey residential property being transferred, in which case a land transaction tax may apply pursuant to the Taxation (Land Transactions) (Jersey) Law 2009) except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer common shares on the death of a holder of such common shares if such holder was entered as the holder of the shares on the register maintained in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of common shares domiciled in Jersey, or situated in Jersey in respect of a holder of common shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% on the value of an estate with a maximum value of £13,360,000. The rules for joint holders and holdings through a nominee are different and advice relating to this form of holding should be obtained from a professional adviser.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there otherwise estate duties.

Goods and Services Tax

Pursuant to the Goods and Services Tax (Jersey) Law 2007 (“GST Law”), a tax rate which is currently 5% applies to the supply of goods and services, unless the supply is regarded as exempt or zero rated, or the relevant supplier or recipient of such goods and services is registered as an “international services entity.”

A company must register for GST if its turnover is greater than £300,000 in any 12 month period, and will then need to charge GST to its customers. Companies can also choose to register voluntarily.

A company may apply to be registered as an International Services Entity (“ISE”) if it mainly serves non-Jersey residents. By virtue of a company being an ISE, it will not have to register for GST, will not charge GST on its supplies, and will not be charged GST on its purchases.

The Company will be an ISE within the meaning of the GST Law, as it satisfies the requirements of the Goods and Services Tax (International Services Entities) (Jersey) Regulations 2008, as amended. As long as it continues to be such an entity, a supply of goods or of a service made by or to the Company shall not be a taxable supply for the purposes of the GST Law.

Substance Legislation

With effect from January 1, 2019, Jersey implemented legislation to meet EU demands for companies to have substance in certain circumstances. Broadly, part of the legislation is intended to apply to holding companies managed and controlled in Jersey. It is not intended that the Company be managed and controlled in Jersey but rather that it is only tax resident in the United Kingdom and so this legislation will not apply to the Company on this basis.

The summary of certain Jersey tax issues is based on the laws and regulations in force as of the date of this document and may be subject to any changes in Jersey laws occurring after such date. Legal advice should be taken with regard to individual circumstances. Any person who is in any doubt as to his/her tax position or where he/she is resident, or otherwise subject to taxation, in a jurisdiction other than the United States, the UK and Jersey, should consult his/her professional adviser.

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the purchase, ownership, and disposition of our outstanding common shares . This summary applies only to U.S. Holders that acquired our common shares in exchange for cash, hold our common shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, and judicial and administrative interpretations thereof, all as available as of the date of this report. All the foregoing authorities are subject to change or differing interpretation, and any such change or differing interpretation could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this report are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local, or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular U.S. Holders, including those subject to special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities or governmental organizations;

•	individual retirement accounts or other tax deferred accounts;

•	persons deemed to sell our common shares under the constructive sale provisions of the Code;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	U.S. expatriates;

•	persons holding our common shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that directly, indirectly, or constructively own 10% or more of the total combined voting power or total value of our common shares;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common shares being taken into account in an applicable financial statement; or

•	persons holding our common shares through partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner (or other owner) in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our common shares, and such entity or arrangement, generally will depend on such partner’s (or other owner’s) status and the activities of such entity or arrangement. A U.S. Holder that is a partner (or other owner) in such an entity or arrangement should consult its tax advisor.

Dividends and Other Distributions on Our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the Company with respect to our common shares (including the amount of non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) our common shares are readily tradable on an established securities market in the United States, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, common shares generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our common shares are expected to be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is actually or constructively received by the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder generally should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder. Any further gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount will be U.S. source ordinary income or loss.

Dividends on our common shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, non-U.S. taxes withheld, if any, on any distributions on our common shares may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to our common shares will generally constitute “passive category income.” The U.S. federal income tax rules relating to foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Our Common Shares

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of our common shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such common shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in common shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

If the consideration received upon the sale or other disposition of our common shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other taxable disposition. If our common shares are treated as traded on an established securities market, a cash basis U.S. Holder or an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If our common shares are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that does not make the special election, such U.S. Holder will recognize foreign currency gain or loss to the extent attributable to any difference between the U.S. dollar amount realized on the date of sale or disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate on the settlement date.

A U.S. Holder’s initial U.S. federal income tax basis in our common shares generally will equal the cost of such common shares. If a U.S. Holder used foreign currency to purchase the common shares, the cost of the common shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If our common shares are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company Considerations

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our common shares, we would continue to be treated as a PFIC with respect to such U.S. Holder unless (1) the Company ceases to qualify as a PFIC under the income and asset tests discussed in the prior paragraph and (2) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the market price of our common shares and the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of our income and assets and the market value of our shares and assets from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder holds our common shares, any gain recognized by a U.S. Holder on a sale or other disposition of our common shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our common shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year prior to the year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on our common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) of our common shares if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our common shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our common shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the IRS and possible U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our common shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of our common shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR COMMON SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

Certain United Kingdom Tax Considerations

The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding, and disposing of our common shares. They are based on current UK tax law and on the current published practice of Her Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC), as of the date of this report, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain United Kingdom tax consequences for holders of our common shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of our common shares and any dividends paid on them and who hold our common shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of our common shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with the Company or any member of a group of which the Company forms part, persons holding their common shares as part of hedging or conversion transactions, shareholders who have (or are deemed to have) acquired their common shares by virtue of an office or employment, and shareholders who are or have been officers or employees of the Company or a company forming part of a group of which the Company forms part. The statements do not apply to any shareholder who either directly or indirectly holds or controls 10% or more of the Company’s share capital (or class thereof), voting power or profits.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, our common shares. Accordingly, prospective subscribers for, or purchasers of, our common shares who are in any doubt as to their tax position regarding the Acquisition, ownership, or disposition of our common shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

The Company

It is the intention of the directors of the Company to conduct the affairs of the Company so that the central management and control of the Company is exercised in the United Kingdom for UK tax purposes. As a result, the Company is expected to conduct the affairs of the Company so that it is treated as resident in the United Kingdom for UK tax purposes. Accordingly, the Company is expected to be subject to UK tax on its worldwide income and gains, except where an exemption or relief applies.

It is not intended that the Company will be treated as a dual resident company for UK tax purposes, however, if it were to be so treated, the Company’s right to claim certain reliefs from UK tax may be restricted, and changes in law or practice in the United Kingdom could result in the imposition of further restrictions on the Company’s right to claim UK tax reliefs.

Taxation of dividends

Withholding tax

The Company will not be required to withhold UK tax at source when paying dividends. The amount of any liability to UK tax on dividends paid by the Company will depend on the individual circumstances of a holder of our common shares.

Income tax

An individual holder of our common shares who is resident for tax purposes in the United Kingdom may, depending on his or her particular circumstances, be subject to UK tax on dividends received from the Company. An individual holder of our common shares who is not resident for tax purposes in the United Kingdom should not be chargeable to UK income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) any trade, profession, or vocation in the United Kingdom through a branch or agency to which our common shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by a UK resident individual holder of our common shares from the Company or from other sources will form part of that shareholder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by a holder of our common shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate, or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5%, to the extent that the excess amount falls within the basic rate tax band, 32.5%, to the extent that the excess amount falls within the higher rate tax band or 38.1%, to the extent that the excess amount falls within the additional rate tax band.

Corporation tax

Corporate holders of our common shares which are resident for tax purposes in the United Kingdom, or which are not so resident in the United Kingdom by which are carrying on a trade in the United Kingdom through a permanent establishment in connection with which our common shares are used or held, should not be subject to UK corporation tax on any dividend received from the Company so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). Corporate holders of our common shares which are not resident in the United Kingdom and which are not carrying on a trade in the United Kingdom through a permanent establishment in connection with which our common shares are used or held or acquired will not generally be subject to UK corporation tax on dividends.

A holder of our common shares who is resident outside the United Kingdom may be subject to non-UK taxation on dividend income under local law.

Taxation of Capital Gains

UK resident shareholders

A disposal or deemed disposal of our common shares by an individual or corporate holder of our common shares who is tax resident in the United Kingdom may, depending on that shareholder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of our common shares less the allowable cost to the shareholder of acquiring such common shares.

The applicable tax rates for individual holders of our common shares realizing a gain on the disposal of such shares is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers.

Non-UK shareholders

Holders of our common shares who are not resident in the United Kingdom and, in the case of an individual shareholder, not temporarily non-resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of our common shares unless (i) such common shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate holder of our common shares used, held, or acquired for the purposes of a trade carried on in the United Kingdom through a permanent establishment or (ii) where certain conditions are met, the Company derives 75% or more of its gross asset value from UK land. Holders of our common shares who are not resident in the United Kingdom may be subject to non-UK taxation on any gain under local law.

Generally, an individual holder of our common shares who has ceased to be resident in the United Kingdom for UK tax purposes for a period of five years or less and who disposes of our common shares during that period may be liable on their return to the United Kingdom to UK taxation on any capital gain realized (subject to any available exemption or relief).

UK Stamp Duty (“stamp duty”) and UK Stamp Duty Reserve Tax (“SDRT”)

The statements in this section are intended as a general guide to the current position relating to stamp duty and SDRT and apply to any holders of our common shares irrespective of their place of tax residence. Certain categories of person, including intermediaries, brokers, dealers, and persons connected with depositary receipt arrangements and clearance services, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.Stamp duty will in principle be payable on any instrument of transfer of our common shares that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom. An exemption from stamp duty is available on an instrument transferring our common shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of our common shares should be aware that, even where an instrument of transfer is in principle subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court.

Provided that our common shares are not registered in any register maintained in the United Kingdom by or on behalf of us and are not paired with any shares issued by a UK incorporated company, any agreement to transfer our common shares will not be subject to SDRT. We currently do not intend that any register of our common shares will be maintained in the United Kingdom.

If our common shares were to be registered in a register maintained in the United Kingdom by or on behalf of us or paired with any shares issued by a UK incorporated company then, where our common shares are transferred or issued to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or issuing depositary receipts (but not including CREST), SDRT may be payable at a rate of 1.5% of the amount or value of the consideration payable for (or, in certain circumstances, the value of) our common shares. This liability for SDRT will strictly be accountable by the clearance service or depositary receipt system, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this report.

We also make available on our website, free of charge, our annual reports on Form 20-F and our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.atotech.com. The information on that website is not part of this report.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our business and financial results are affected by fluctuations in world financial markets, including interest rates and foreign currency exchange rates. We may in the future utilize derivative financial instruments (including LIBOR swap or cap arrangements), among other methods, to hedge some of these exposures. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

We are subject to the risk that the fair value of future cash flows will fluctuate as a result of changes in prevailing market conditions. In order to manage that risk, our indebtedness may include both fixed and floating rate interest rates. As of December 31, 2020, our aggregate principal amount of indebtedness outstanding was $2,102.9 million (including $4.1 million of local lines of credit and excluding short-term and long-term deferred financing costs of $32.6 million and $81.5 million of lease liabilities) of which $1,148.8 million bore interest at a fixed rate. On February 12, 2021, shortly following our IPO, all outstanding Opco Notes and Holdco Notes were redeemed. Following such redemption, all of our indebtedness bore floating rate interest. In connection therewith, on February 10, 2021, we incurred $100.0 million of indebtedness under our revolving credit facility.

Additionally, we may, from time to time, engage in interest rate hedging transactions to manage our interest rate exposure. For example, on March 27, 2020, we entered into an interest rate cap derivative instrument to manage exposure related to the movement in interest rates. The derivative is designated as a cash flow hedge and was entered into with the intention of reducing the risk associated with the variable interest rates on senior secured credit facilities. We do not use derivative financial instruments for speculative trading purposes.

Irrespective of the cap effects and 1% LIBOR floor applicable to our variable interest rate financing instruments, as of December 31, 2020, an increase of interest rates of 100 basis points would have resulted in additional interest expense in the amount of $9.5 million.

Foreign Currency Exchange Rate Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates relative to the U.S. dollar, the currency in which we prepare our financial statements. This is because when we generate revenues and cash flows in a currency other than the U.S. dollar, these amounts must be translated into U.S. dollars for purposes of preparing our financial statements. Accordingly, our reported financial results will generally benefit when the U.S. dollar is weak relative to other currencies and will generally be adversely affected when the U.S. dollar is strong relative to other currencies. Because the majority of our non-U.S. dollar revenues are denominated in Euros and RMB, we are particularly impacted by changes in the price of these currencies relative to the U.S. dollar. For fiscal 2020, approximately 16%, 37%, and 41% of our revenues were denominated in Euros, RMB and other non-U.S. dollar currencies, respectively.

In addition to this translational risk, we are subject to foreign currency transaction risk when we or any of our subsidiaries enter into transactions denominated in currencies other than the functional currency of the applicable entity. Specifically, we and our subsidiaries face the risk of adverse movements in the price of the applicable foreign currency relative to the applicable functional currency between the time a transaction is originally entered into and the time that it is settled.

To mitigate our foreign currency translational risk, we may from time to time engage in translation exposure hedging. To mitigate our foreign transaction risk, we generally try to have our subsidiaries transact in their respective functional currencies and may from time to time enter into hedging arrangements. However, we do not manage our foreign currency exposure in a manner that eliminates all the effects of changes in foreign currency exchange rates on our revenues, cash flows, or the fair values of our assets and liabilities and as a result, changes in foreign currency exchanges rates may adversely affect us.

Commodity Price Risk

We currently have effective contractual arrangements with nearly all of our customers for passing through changes in the cost of palladium to them. Should these arrangements no longer be in place or effective in the future, we may need to hedge these costs and our results could be adversely affected.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On February 3, 2021, in connection with our IPO, we amended and restated our articles of association. A copy of our memorandum and amended and restated articles of association is being filed as Exhibit 1.1 to this report. See Item 10.B. “Additional Information—Memorandum and Articles of Association.”

Use of Proceeds

On February 8, 2021, we completed our IPO of 29,268,000 common shares sold at an initial public offering price of $17.00 per share. The common shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-235928) (the “Registration Statement”), which was declared effective by the SEC on February 3, 2021.

The offering did not terminate until after the sale of all 29,268,000 common shares registered on the Registration Statement. The aggregate offering price for the shares registered and sold was approximately $497.6 million. Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, BofA Securities, Inc., and J.P. Morgan Securities LLC acted as representatives of the several underwriters.

The IPO generated proceeds to us of approximately $472.7 million, net of underwriting discounts and commissions of approximately $24.9 million. We paid out of Company proceeds all of our fees, costs and expenses in connection with the IPO.

No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of our ordinary shares or any other affiliates.

There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on February 5, 2021 pursuant to Rule 424(b)(4).

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective as of such date.

B. Management’s annual report on internal control over financial reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C. Attestation report of the registered public accounting firm

Not applicable.

D. Changes in internal control over financial reporting

There were no changes to our internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that each of Dr. Makin and Mr. Bruehlman is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. Each of Dr. Makin and Mr. Bruehlman satisfy the independence requirements set forth under the rules of the New York Stock Exchange and in Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

The Board has adopted a Code of Conduct that applies to all of our directors and employees, including our executive officers and is intended to meet the definition of “code of ethics” under Item 16B. of Form 20-F. A copy of the Code of Conduct is available on our website at www.atotech.com. We intend to disclose on our website any amendments to or waivers of the Code of Conduct.

Item 16C. Principal Accountant Fees and Services

KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) have acted as our principal accountants for the years ended December 31, 2020 and 2019. The following table summarizes the charge for professional fees rendered in those periods:

	Year ended December 31, 2020	Year ended December 31, 2019
Audit Fees	$2.9	$2.7
Audit-Related Fees	$1.2	$0.1
Tax Fees	—	—
All Other Fees	—	—
Total	$4.1	$2.8

“Audit Fees” are the aggregate fees earned by KPMG for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for review of registration statements and comfort letters for the Company, agreed upon procedure engagements and other attestation services subject to regulatory requirements.

“Tax Fees” include fees billed for tax compliance, tax advice and tax planning services.

“All Other Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” For the last two years, we did not have any such fees.

The Company’s audit committee approves all auditing services and permitted non-audit services performed for the Company by its independent auditor in advance of an engagement. All auditing services and permitted non-audit services to be performed for the Company by its independent auditor must be approved by the Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. All audit-related service fees were approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

See Item 6.C. “Directors, Senior Management and Employees—Board Practices—Foreign Private Issuer Exemption.”

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited financial statements as required under this Item 18 are attached hereto starting on page F-1 of this report.

Item 19. Exhibits

The following are filed as exhibits hereto:

Exhibit No.	Description of Index

1.1	Memorandum of Association and Amended & Restated Articles of Association of Atotech Limited (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-8 (File No. 333-253068), filed with the Commission on February 12, 2021)

4.1	Credit Agreement, dated as of January 31, 2017, among Alpha 3 B.V., Alpha US Bidco, Inc., Atotech Deutschland GmbH, Atotech S.E.A. Pte Ltd (n/k/a Atotech (Singapore) Chemicals Pte. Ltd.) (collectively, the “Borrowers”), Alpha 2 B.V., the lenders and other financial institutions from time to time party thereto, Bank of China Limited, Shanghai Branch, as redenomination term facilities administrative agent, and Barclays Bank PLC, as administrative agent and collateral agent (the “Agent”) (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.2	Amendment No. 1 to Credit Agreement, dated as of May 30, 2018, by and among the Borrowers, the guarantors party thereto, the lenders and other financial institutions and the Agent (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.3	Employment Agreement by and between Alpha US Bidco, Inc. and Geoff Wild, dated as of March 31, 2017 (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.4	Secondment Agreement by and between Alpha US Bidco, Inc., Atotech USA LLC and Geoff Wild, dated as of April 13, 2017 (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.5	Employment Agreement by and between Atotech (Thailand) Co Ltd and Geoff Wild, dated as of March 31, 2017 (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.6	Managing Director Service Agreement by and between Atotech Deutschland GmbH and Peter Frauenknecht, dated as of April 10, 2017 (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.7	Amendment No. 1 to Managing Director Service Agreement by and between Atotech Deutschland GmbH and Peter Frauenknecht, dated as of May 8, 2017 (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.8	Amendment No. 2 to Managing Director Service Agreement by and between Atotech Deutschland GmbH and Peter Frauenknecht, dated as of January 14, 2020 (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

Exhibit No.	Description of Index

4.9	Employment Agreement by and between Atotech Deutschland GmbH and Harald Ahnert, dated as of January 28, 2020 (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.10	Employment Agreement by and between Atotech Deutschland GmbH and Gertjan van der Wal, dated as of January 28, 2020 (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.11	Form of Agreement for the Atotech UK Topco Limited Option Plan (incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.12	Atotech Limited 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-8 (File No. 333-253068), filed with the Commission on February 12, 2021)

4.13	Form of Option Award Agreement under the Atotech Limited 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.14	Form of Restricted Share Award Agreement under the Atotech Limited 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.15	Form of Restricted Share Unit Award Agreement under the Atotech Limited 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.16	Form of Director and Officer Indemnification and Advancement Agreement (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.17	Consulting Services Agreement (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.18	Amendment No. 1 to Consulting Services Agreement (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.19	Principal Stockholders Agreement

4.20	Form of Lock-Up Deed (incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

8.1	List of Subsidiaries

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

101	Exhibit(s) 101

*	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Atotech Limited

By:	/s/ Geoff Wild

Name:	Geoff Wild
Title:	Chief Executive Officer

Date: March 4, 2021

***

Atotech Limited

Consolidated Financial Statements

Registered number 127906

As of Dec. 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Atotech Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Atotech Limited (formerly Atotech UK Topco Limited) and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of goodwill for the cash generating unit GMF

As discussed in Note 8 to the consolidated financial statements, goodwill of $153.1 million is allocated to the General Metal Finishing (GMF) cash generating unit (CGU) as of December 31, 2020. As discussed in Note 8, the Group monitors and assesses at each reporting date whether there are any internal or external triggering events that would indicate the goodwill of the CGUs may be impaired. A triggering event was identified with respect to the GMF CGU as of June 30, 2020. As a result, the Group estimated the recoverable amount of the GMF CGU based on its fair value less costs of disposal, measured using discounted cash flow projections which resulted in recording a goodwill impairment charge of $279.5 million.

We identified the assessment of the valuation of goodwill for the GMF CGU as a critical audit matter. A high degree of complex auditor judgement and specialized skills and knowledge were needed to assess the fair value less costs of disposal of the GMF CGU, specifically the average revenue growth per annum in the first three planning periods (CAGR) and the weighted average cost of capital (WACC), as there was limited observable market information, and the estimated fair value less costs of disposal was sensitive to changes in these assumptions.

The following are the primary procedures we performed to address this critical audit matter:

•

We evaluated the design of certain internal controls related to the impairment testing and annual corporate budgeting processes. This included controls related to the development of the CAGR and selection of the WACC.

•

We evaluated the reasonableness of the Group’s CAGR by comparing the revenue growth assumptions to forecasted revenue growth rates in third party market studies and publicly available market data of comparable companies.

•	We compared the Company’s historical CAGR to actual results to assess the Group’s ability to accurately forecast.

•

We performed sensitivity analyses over the Group’s CAGR and WACC used to determine the fair value less costs of disposal for GMF to assess the impact of changes in those assumptions on the Group’s determination of fair value.

In addition, we involved a valuation professional with specialized skills and knowledge, who assisted in:

•

evaluating the WACC used by management in the valuation, by developing an independent range of this estimate using publicly available market data for comparable entities, and comparing the results to the Group’s WACC; and

•

developing an estimate of the GMF CGU fair value using the CGU’s CAGR and discounted cash flow projections and an independently developed WACC and compared the results to the Group’s fair value estimate.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2018.

Berlin, Germany

February 26, 2021

1.	Consolidated Financial Statements

1.1	Consolidated Statements of Comprehensive Income[1]

($ in millions), except earnings per share	Note	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Revenue	(1)	1,234.3	1,187.8	1,212.8
Cost of sales, excluding depreciation and amortization		(558.0)	(488.2)	(504.2)
Depreciation and amortization		(450.3)	(170.1)	(171.6)
Selling, general and administrative expenses		(270.2)	(277.1)	(295.6)
Research and development expenses		(54.4)	(51.2)	(58.0)
Restructuring benefit (expenses)	(2)	(2.5)	(13.4)	(14.8)

Operating profit (loss)		(101.2)	187.8	168.6

Interest expense		(144.5)	(148.9)	(134.7)
Other income (expense), net	(3)	20.6	23.5	(5.2)

Income (loss) before income taxes		(225.1)	62.4	28.7

Income tax expense	(4)	(64.3)	(54.8)	(52.4)

Consolidated net income (loss)		(289.4)	7.6	(23.7)

Earnings per share
Basic earnings (loss) per share	(6)	(4.64)	(1.23)	(1.71)
Diluted earnings (loss) per share		(4.64)	(1.23)	(1.71)

($ in millions)	Note	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Consolidated net income (loss)		(289.4)	7.6	(23.7)

Other comprehensive income (loss)
Actuarial gains and losses	(18)	(3.8)	(23.0)	5.5
Tax effect		1.1	6.8	(1.5)

Items not potentially reclassifiable to statement of income		(2.8)	(16.1)	4.0

Currency translation adjustment		114.9	(20.6)	(104.3)
Hedge reserve	(22)	(13.4)	(2.7)	8.0
Other		1.5	(0.5)	(0.9)

Items potentially reclassifiable to statement of income (loss), net of tax		103.0	(23.9)	(97.2)

Total other comprehensive income (loss), net amount		100.2	(40.0)	(93.2)

Comprehensive loss		(189.2)	(32.4)	(116.9)

[1]	The notes are an integral part of these consolidated financial statements.

1.2	Consolidated Statements of Financial Position[2]

($ in millions)	Note	As of Dec. 31, 2020	As of Dec. 31, 2019
Assets
Non-current assets
Property, plant and equipment	(7)	359.4	366.4
Intangible assets	(8)	1,471.0	1,460.8
Goodwill	(8)	804.1	1,046.4
Right-of-use assets	(9)	104.1	99.2
Other financial assets	(10)	70.3	42.0
Other non-financial assets	(10)	2.7	4.0

Total non-current assets		2,811.6	3,018.9

Current assets
Inventories	(11)	145.4	124.7
Trade receivables	(12)	262.0	245.6
Other financial assets	(13)	24.9	20.7
Other non-financial assets	(13)	24.1	19.0
Tax assets		46.4	34.2
Cash and cash equivalents		320.1	302.7

Total current assets		822.9	747.0

Total assets		3,634.5	3,765.8

Liabilities & shareholders’ equity
Shareholders’ equity	(14)
Common shares and preferred shares		102.1	102.1
Paid-in surplus and retained earnings		261.6	550.7
Currency translation adjustment and other reserves		120.0	19.8

Total shareholders’ equity		483.7	672.5

Non-current liabilities
Borrowings	(16)	2,065.7	2,115.0
Deferred tax liabilities	(17)	340.8	340.1
Employee benefits	(18)	176.2	156.1
Provisions	(19)	13.2	22.2
Lease liabilities	(9)	67.7	64.0
Other financial liabilities	(20)	1.5	2.6

Total non-current liabilities		2,665.1	2,700.1

Current liabilities
Borrowings	(16)	0.5	0.8
Trade payables		221.0	176.3
Tax liabilities	(4)	99.2	77.7
Lease liabilities	(9)	13.8	11.1
Other financial liabilities	(21)	38.5	31.5
Other non-financial liabilities	(21)	89.7	73.3
Provisions	(19)	23.0	22.5

Total current liabilities		485.8	393.2

Tota liabilities & shareholders’ equity		3,634.5	3,765.8

[2]	The notes are an integral part of these consolidated financial statements.

1.3	Consolidated Statements of Cash Flows[3]

($ in millions)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Operating activities
Consolidated net income (loss)	(289.4)	7.6
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	450.3	170.1
Income taxes and changes in non-current provisions	55.1	58.4
(Gains)/losses on disposals of assets	1.5	(5.2)
Net (gain)/loss on financial instruments at fair value	(36.8)	(35.9)
Accrued financial interest costs	128.9	132.7
Amortization of deferred financing cost, including original issuance discounts	15.6	16.4
Interest paid	(126.9)	(133.0)
Taxes paid	(70.6)	(84.8)
Other	(0.1)	(1.3)
(Increase)/decrease in inventories	(10.8)	(3.1)
(Increase)/decrease in trade receivables	(9.1)	(5.7)
Increase/(decrease) in trade payables	40.7	48.9
Changes in other assets and liabilities	12.5	(30.4)

Cash flow provided by operating activities	160.6	134.8

Investing activities
Acquisition of subsidiaries, net of cash acquired	(2.7)	(4.5)
Intangible assets and property, plant and equipment additions	(52.8)	(75.7)
Increase in non-current loans	(0.1)	(0.1)
Proceeds from disposals of intangible assets and property, plant and equipment	0.2	9.7
Repayments of non-current loans	0.3	0.3

Cash flow used in investing activities	(55.0)	(70.3)

Financing activities
Issuance of non-current debt	175.1	—
Repayment of non-current debt	(255.2)	(115.8)
Increase (decrease) in current borrowings and bank debt	(17.4)	(2.0)
Increase (decrease) in current financial assets and liabilities	0.0	(1.1)
Payment of lease liabilities	(15.3)	(15.9)
Payment of deferred finance costs	(9.2)	(9.9)

Cash flow used in financing activities	(122.0)	(144.6)

Net decrease in cash and cash equivalents	(16.4)	(80.1)

Effect of exchange rates	33.7	(3.4)
Cash and cash equivalents at the beginning of the period	302.7	386.2

Cash and cash equivalents at the end of the period	320.1	302.7

[3]	The notes are an integral part of these consolidated financial statements.

1.4	Consolidated Statements of Changes in Shareholders`Equity[4]

($ in millions, except share data)	Common Shares	Preference Shares	Paid-in surplus and retained earnings	Currency translation adjustment	Hedge reserve	Other	Total share- holders’ equity
As of January 1, 2018	9.1	121.9	1,029.0	176.4	(23.1)	(1.3)	1,312.0

Net loss for the period			(23.7)				(23.7)
Other comprehensive loss				(104.3)	8.0	4.0	(92.3)
Other			(0.9)				(0.9)

Comprehensive loss			(24.6)	(104.3)	8.0	4.0	(116.9)

Distribution to shareholders		(28.9)	(461.6)				(490.5)
Share-based payments			0.1				0.1

As of December 31, 2018	9.1	92.9	542.9	72.1	(15.1)	2.7	704.7

Net income for the period			7.6				7.6
Other comprehensive loss				(20.6)	(2.7)	(16.7)	(40.0)

Comprehensive loss			7.6	(20.6)	(2.7)	(16.7)	(32.4)

Share-based payments			0.2				0.2

As of December 31, 2019	9.1	92.9	550.7	51.5	(17.8)	(13.9)	672.5

Net loss for the period			(289.4)				(289.4)
Other comprehensive income				114.9	(13.4)	(1.3)	100.2

Comprehensive loss			(289.4)	114.9	(13.4)	(1.3)	(189.2)

Share-based payments			0.3				0.3

As of Dec. 31, 2020	9.1	92.9	261.6	166.4	(31.2)	(15.2)	483.7

[4]	The notes are an integral part of these consolidated financial statements.

2.	Notes to the Consolidated Financial Statements

2.1	Basis of Preparation

2.1.1	General and Description of the Business

Corporate Reorganization

On Jan. 25, 2020, Atotech Limited became the direct parent of Atotech UK Topco Limited. The shareholders of Atotech UK Topco Limited contributed all outstanding equity interests of Atotech UK Topco Limited to Atotech Limited in exchange for an equal number common shares and preferred shares of Atotech Limited. As a result, Atotech Limited superseded Atotech UK Topco Limited as the ultimate parent of the Atotech group. This change had no effect on the presentation of the financial statements and does not constitute a business combination under IFRS 3.

Atotech Limited is a public company incorporated in Bailiwick of Jersey with its registered seat in 3rd floor, 44 Esplanade, St Helier, JE4 9WG, Jersey and the address of its registered head office in William Street, West Bromwich, West Midlands, B70 OBG, United Kingdom.

On Jan. 25, 2021, the Atotech Group commenced its initial public offering (“IPO”). In connection with the consummation of the IPO, Atotech Limited issued 64,997,558 additional common shares on a pro rata basis to all existing common shareholders (an additional 2.4851 shares for each existing share), increasing the number of common shares from 26,154,998 to 91,152,556. The effect of this share issuance has been reflected on a retrospective basis in these financial statements.

Business

The Company is a leading global provider of specialty electroplating solutions delivering chemistry, equipment, and service for high growth technology applications. The Company’s solutions are used in a wide variety of end markets, including smartphones, communication infrastructure, big data infrastructure, and automotive and automotive electronics.

The Company has two operating and reportable segments which are the Electronics (“EL”) segment and the General Metal Finishing (“GMF”) segment. The EL segment supplies chemistry, production equipment and comprehensive services to the electronics industry, especially to the printed circuit board manufacturers, package substrate makers and semiconductor companies. Its products and technologies serve the main electronics end-markets, including communication, computer, automotive, industrial, medical, aerospace and military industries. The GMF segment supplies chemistry, production technology and comprehensive services to the surface finishing industries in all areas of application. Its products and technologies serve the main surface finishing end-markets, including the automotive, consumer electronics, construction, sanitary, white goods and oil & gas industries.

2.1.2	Basis of Presentation

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied for all periods presented, unless otherwise stated. They were authorized for issue by the Company´s board of directors on Feb. 26, 2021.

The consolidated financial statements of the Group are presented in U.S. dollars. Unless otherwise indicated, all amounts are shown in millions of U.S. dollars rounded to one decimal place in accordance with standard commercial practice, which may result in rounding differences and percentage figures presented may not exactly reflect the absolute figures they relate to. Values of 0.0 indicate that the rounded value is equivalent to zero while an em dash (“—“) is used when no value is available.

The preparation of the consolidated financial statements in accordance with IFRS (as issued by the IASB) requires management to exercise judgement and to make estimates and assumptions that affect the application of policies, reported amounts of revenues, expenses, assets, liabilities, and disclosures. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

As of Dec. 31, 2020, the new balance sheet captions “Other non-financial assets” and “Other non-financial liabilities” were created. “Other non-financial assets” was added because of accrued IPO related costs. These new captions also led to reclassifications of transactions from other financial positions. To enhance comparability, these changes were also applied retrospectively to the financial year 2019. For further information on the content of these positions, please refer to note (13) and (21).

New standards and interpretations adopted by the Group

The accounting standards and interpretations adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group´s annual consolidated financial statements for the year ended Dec. 31, 2019, except for the adoption of new standards effective as of Jan. 1, 2020.

•	Amendments to References to Conceptual Framework in IFRS Standards

•	Definition of a Business (Amendments to IFRS 3)

•	Definition of Material (Amendments to IAS 1 and IAS 8)

•	Interest Rate Benchmark Reform (Amendments to IFRS 9 and IFRS 7)

•	Extension of the Temporary Exemption from Applying IFRS 9 (Amendments to IFRS 4)

•	COVID-19-Related Rent Concessions (Amendment to IFRS 16)

The new standards and interpretations shown above do not have a material impact on the consolidated financial statements of the Group.

New standards and interpretations not yet adopted by the Company

A number of new accounting standards, amendments and interpretations have been published that are not mandatory for Dec. 31, 2020 reporting periods and have not been early adopted by the Group. The following standards, amendments and interpretations not yet effective are not expected to have a significant impact on the Group’s consolidated financial statements:

•	IFRS 17 “Insurance Contracts”;

•

Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Amendments to IFRS 3 “Business Combinations”, IAS 16 “Property, Plant and Equipment”, IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, Annual Improvements 2018-2020, Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2.

2.1.3	Summary of Significant Accounting Policies

Basis of Consolidation

Subsidiaries are entities controlled directly or indirectly by the parent company. The parent company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control commences until the date on which control ceases.

All internal balances, transactions, and income are eliminated.

Business Combinations

Business combinations are accounted for using the acquisition method according to IFRS 3 “Business Combinations”. The purchase price allocation is finalized up to a maximum of one year from the acquisition date.

The acquirer shall recognize goodwill at the acquisition date, being the excess of:

•

The consideration transferred, measured generally at fair value, the amount of non-controlling interests and, in business combinations achieved in stages, the fair value at the acquisition date of the investment previously held in the acquired company;

•	Over the amount of acquired identifiable assets and assumed liabilities, measured generally at fair value, at the acquisition date.

Atotech elects on a transaction-by-transaction basis whether to measure non-controlling interests at their fair value or at their proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Acquisition related transaction costs are expensed as incurred.

See note (23) for a summary of the business combinations which occurred in 2020.

Foreign Currency Translation

The Group’s consolidated financial statements are presented in U.S. Dollars. The financial statements of the Group`s subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency. The functional currency of certain subsidiaries are their respective local currencies. Transactions denominated in foreign currencies other than the functional currency of the subsidiaries of the Group are translated at the exchange rate on the transaction date. The income and cash flow statements are translated using the average exchange rates for the period (if deemed a reasonable proxy of transactions’ exchange rates). At each balance sheet date, monetary and non-monetary assets and liabilities are translated to U.S. Dollars at the closing rate and the resulting exchange differences are recognized in the statement of income or, if applicable, presented on the line “Currency translation adjustment” of other comprehensive income, within “Items potentially re-classifiable to profit or loss.”

Current versus Non-Current Classification

The group classifies its assets and liabilities in the statement of financial position as current and non-current assets or liabilities. An asset is classified as current when:

•	it is expected to be realized, or intended to be sold or consumed, within the normal operating cycle

•	it is expected to be realized within 12 months after the reporting period or

•	it is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for a period of at least 12 months.

All other assets are classified as non-current.

A liability is classified as current if:

•	it is expected to be settled within the normal operating cycle

•	it is expected to be realized within 12 months of the end of the reporting period or

•	the company does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current assets or liabilities.

Property, Plant and Equipment

Property, plant and equipment are carried at their historical cost, after deducting any accumulated depreciation and accumulated impairment losses. This cost includes borrowing costs directly attributable to the production of a qualifying asset incurred until assets are placed in service.

Routine maintenance and repairs are charged to expense as incurred.

Property, plant and equipment are depreciated using the straight-line method over their expected useful lives, which are as follows:

(years)
Building & improvements	10-33
Land improvements & Leasehold improvements	9-20
Transportation equipment, machinery, Computer & networking, Lab equipment	3-15
Furniture, office equipment, machinery and tools	3-10

Useful lives are reviewed on a regular basis. Such a review takes into consideration the nature of the assets, their intended use including but not limited to the closure of facilities and the evolution of the technology and competitive pressures that may lead to technical obsolescence.

See note (7) for the changes in property, plant and equipment.

Intangible Assets and Goodwill

Intangible assets primarily include trade name, developed technology and customer relationships.

Intangible assets are carried at historical cost, less any accumulated amortization and impairment losses.

All of the Group’s intangible assets have a finite useful life and are amortized on a straight-line basis:

(years)
Customer Relationships	13-20
Developed Technology	14-16
Trade names	20
Capitalized Development costs	3-15
Other intangible assets	3-10

Useful lives are reviewed on a regular basis. Such a review takes into consideration the nature of the assets, their intended use including but not limited to the closure of facilities and the evolution of the technology and competitive pressures that may lead to technical obsolescence.

See in note (8) for the changes in intangible assets and goodwill.

Research and Development

Research and development costs that are directly attributable to the design and testing of newly developed products or processes are recognized as an expense at the time they are incurred unless they meet the recognition criteria of IAS 38 “Intangible Assets”. The Group assesses the progress of all development projects on a monthly basis under the recognition criteria of IAS 38, capitalizing the development costs once all criteria are met, and beginning amortization once projects are complete and ready for use. Development costs previously recognized as an expense are not capitalized in a subsequent period.

Impairment of non-financial assets (including Goodwill)

At each reporting date, the Group assesses whether there is an indication that a non-financial asset (other than biological assets, investment property, inventories, contract assets, assets arising from IAS 19 and deferred tax assets) may be impaired. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or Cash Generating Units (CGUs). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have existed, net of depreciation or amortization, if no impairment loss had been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. Costs for chemical inventories are measured using the weighted-average cost method.

Cost of manufactured chemical product inventories consist of raw material costs, direct labor costs, and an allocation of production overheads. General administrative costs and financing costs are excluded from the cost of these inventories.

Cost of equipment inventories consist of cost incurred in the production of equipment, including direct labor costs and an allocation of production overheads.

Product inventories purchased from entities external to the Group are valued at their purchase cost plus costs of transport.

Financial Instruments

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the entity of the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not measured at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through Other Comprehensive Income (OCI) (FVOCI) – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL (see note (22)). On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI or as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. The Group does not apply the fair value option in accordance with IFRS 9.4.1.5.

Financial assets – Subsequent measurement and gains and losses:

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on de-recognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On de-recognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see note (22) for derivatives designated as hedging instruments.

Financial liabilities

On initial recognition, a financial liability is classified as measured at: amortized cost; FVOCI - debt investment; FVOCI - equity investment; or FVTPL.

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as FVTPL on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on de-recognition is also recognized in profit or loss.

See note (22) for financial liabilities designated as hedging instruments.

Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset are received or expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized. Refer to note (13) for further discussion of the Group’s factoring arrangements during the periods presented.

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Current and non-current non-derivative financial liabilities measured at amortized cost

The Group has the following non-derivative financial liabilities measured at amortized cost: borrowings, trade payables and other financial liabilities. Non-derivative financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Fair value of financial instruments

Forward and option exchange contracts are valued on the basis of a comparison of the negotiated forward rates with the rates in effect on the financial markets at year-end for similar maturities.

All financial assets and liabilities are measured at fair value when first recorded. For current receivables and liabilities, their net book value is deemed to correspond to a reasonable approximation of their fair value due to their short term nature.

Fair value measurements on a recurring basis

The following describes the Group’s assets and liabilities that are measured at fair value on a recurring basis. The balance sheet classifications of the Group’s derivative instruments are presented in note (22). The derivative instruments primarily consist of foreign exchange forwards and collars, all of which are valued on a market based approach utilizing both spot and forward prices of the underlying currencies as key market observable data inputs and classified as level 2 in the fair value hierarchy.

Level 1:

The fair value of financial instruments consisting of borrowings, bank debt, and hedging derivatives traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2:

The fair value of financial instruments consisting of borrowings, bank debt, and hedging derivatives that are not traded in an active market is determined by using valuation techniques based on quoted prices for identical or similar instruments in active markets, or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3:

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments consisting of embedded derivatives include:

•	the use of quoted market prices or dealer quotes for similar instruments;

•	the fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date;

•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

See note (22) for further details.

Additionally, the Group has bifurcated several embedded options related to the indenture governing its Holdco and Opco Notes. These options are valued as a single compound derivative based on a set of discounted cash flow scenarios in which binomial interest rate trees are created utilizing market-based volatility assumptions and constant interest rate spreads to determine scenarios in which each option would be rationally exercised. The bifurcated embedded derivative is classified as level 2 in the fair value hierarchy

Financial instruments not measured at fair value

The Group’s financial instruments with short-term maturities include current receivables, payables, and current financial debt. Given the short-term nature of these financial instruments, their net book value is deemed to correspond to a reasonable approximation of their fair value in accordance with IFRS 7.29(a). The fair value of non-current financial debt is estimated based on pricing vendor quotes which are derived primarily from dealer quotes and bond market activity, and classified as level 2 in the fair value hierarchy. For lease liabilities, no fair value is shown in accordance with IFRS 7.29(d).

Expected credit loss (ECL) assessment

The Group applies the simplified approach in accordance with IFRS 9.5.5.15 for its trade receivables and contract assets where the loss allowance is always measured at an amount equal to lifetime expected credit losses. Each exposure is allocated to a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts and cash flow projections and available press information about customers) and applying experienced credit judgement. Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default.

Exposures within each credit risk grade are segmented by geographic region and industry classification and an ECL rate is calculated for each segment based on delinquency status and actual credit loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions as well as the Group’s view of economic conditions over the expected life of the receivables.

Derivative instruments

The Group uses derivative instruments to manage its exposure to risks of changes in foreign exchange rates. Derivative instruments are measured at fair value. Changes in fair value of derivative instruments are recognized in the statement of income or, if cash flow or net investment hedge accounting is applied, in other comprehensive income for the effective portion of changes in fair value, and are recognized in the balance sheet in the accounts corresponding to their nature. The derivative instruments used by the Group are foreign currency forwards and options exclusively. The Group does not use any other derivatives; however, on occasion the Group is required to bifurcate and account for separately derivatives that are embedded in other contracts. Embedded derivatives are measured at fair value and recognized in the balance sheet accounts corresponding to their nature. Changes in fair value of such derivatives are recognized in the statement of income.

Financial derivatives

In the normal course of business, the Group may enter into derivative contracts for risk management purposes. For financial reporting purposes, a derivative instrument is designated in one of the following categories: (a) hedging instruments designated as a qualifying hedge under derivative accounting principles; (b) a non-designated economic hedge; and (c) bifurcated embedded derivatives. The derivative instruments held are predominantly options and forward contracts. All freestanding derivatives, including bifurcated embedded derivatives, are stated at fair value.

Derivatives held for risk management purposes

The Group’s risk management policy requires to identify, analyze, and manage risks arising from the activities conducted during the normal course of business. The Group uses derivative instruments as a risk management tool to manage the exposures to foreign currency risks in existing assets, liabilities, and equity. The accounting for changes in fair value of a derivative instrument depends on whether the derivative has been designated and qualifies for hedge accounting under derivative accounting principles of IFRS 9.

Accounting principles for qualifying hedges require detailed documentation that describes the relationship between the hedging instrument and the hedged item, including, but not limited to, the risk management objectives and hedging strategy and the methods to assess the effectiveness of the hedging relationship. The Group designates derivative instruments to offset the foreign exchange risk arising from balance sheet assets, liabilities, and equity in foreign subsidiary investments. The Group assesses the hedging relationships, both at the inception of the hedge and on an ongoing basis, using a regression approach to determine whether the designated hedging instrument is highly effective in offsetting changes in the value due to foreign exchange rate fluctuation of the hedged item.

Other derivatives – economic hedges

Derivative instruments determined to be economic hedges that are not designated as hedging instruments under IFRS 9 are recorded at FVTPL. Realized and unrealized gains and losses are recognized in fair value of derivatives while the derivative asset or liability positions are reflected as non-current or current other financial assets or liabilities.

Other derivatives – embedded derivatives

On Jan. 31, 2017, an indenture governing the Opco Notes was signed by the Group to issue $425.0 million of 6.25% Opco Notes to private investors. On May 30, 2018 Alpha 2 B.V. issued $300.0 million of 8.75%/9.50% Senior PIK Toggle Notes. Both agreements contained several embedded features required to be bifurcated and accounted for separately as derivatives under IFRS 9 “Financial Instruments”, related to prepayment call options available to the Group and put options available to the holder. Realized and unrealized gains and losses are recognized in fair value of derivatives while the derivative asset or liability positions are reflected as non-current financial assets and non-current financial debt.

Fair value determination

A number of accounting and valuation methods require that the fair value of both financial and non-financial assets and liabilities be determined. The fair value is the price that independent market participants would pay on the relevant day under normal market conditions if the asset were sold or the liability was transferred.

Fair value is measured using a three-level hierarchy based on the valuation parameters used.

•	Level 1: Unchanged adoption of listed prices on active markets for identical assets or liabilities.

•	Level 2: Use of valuation parameters whose prices are not the listed prices referred to in level 1, but which can be observed either directly or indirectly for the asset or liability in question.

•	Level 3: Use of factors not based on observable market data for the measurement of the asset or liability (non-observable valuation parameters).

For the purpose of performing the annual impairment test the Group has applied the Level 3 data. Refer to the discussion below the heading (22) “Financial Instruments” for the use of the fair value hierarchy for the Group’s financial assets and liabilities.

Revenue from Contracts with Customers

The Group`s revenue is mainly generated by the sales of chemistry, historically constituting approximately 85% of consolidated revenue. Generally this revenue is recognized at a point of time. By contrast, for a certain amount of revenue from the manufacturing of production equipment, and an immaterial amount of revenue from the modifications and retrofits for equipment revenue is recognized over time.

Accounting policy for revenue recognition

The principles in IFRS 15 “Revenue from Contracts with Customers” must be applied by using the following five step model:

•	Identifying the contract;

•	Identifying performance obligations

•	Determining the transaction price;

•	Allocating the transaction price to performance obligations;

•	Satisfaction of performance obligations

Identifying performance obligations

Atotech must assess whether the goods or services promised in a contract are (a) distinct – to be accounted for as separate performance obligations, (b) not distinct – to be combined with other promised goods or services until a bundle is identified that is distinct or (c) part of a series of distinct goods and services that are substantially the same and have the same pattern of transfer to the customer.

The sale of chemistry includes standard terms and conditions, results from spot orders of customers and shipment of chemistry to the customers based on incoterms, primarily ex works. Additionally, contracts for the manufacturing of production equipment, modifications and retrofits for such equipment to customer specifications each constitute only one performance obligation.

Determining and allocating the transaction price to performance obligations

At contract inception the total transaction price is estimated, being the amount to which the Group expects to be entitled and has rights to under the present contract. In almost all cases, the transaction price does not include a variable element. Variable elements, if any, relate to volume rebates, discounts and returns for chemistry sales. Equipment contracts do typically not include variable elements.

Estimates for volume rebates, discounts and returns of chemistry sales are accounted for as reductions of revenue when the earnings process is complete. Volume rebates and discounts are typically earned by customers based on annual sales volume targets. The Group records an estimate for these accruals based on contract terms and its historical experience with similar programs. An estimate for future expected sales returns is recorded based on historical experience with product returns within the defined period of time to return these products; however, changes to these estimates may be required if the historical data used in the calculation differs from actual experience. Differences between these estimates and actuals are typically immaterial and are recognized as a reduction of revenues in the period such differences are determined. Variable consideration for volume rebates, discounts and expected returns are recorded as contract liabilities and settled with the customer in accordance with the terms of the applicable contract, typically when program requirements are achieved by the customer.

The Group applies the constraint included in IFRS 15.56 for estimating the consideration and includes in the transaction price only the amount of the variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

For substantially all equipment contracts and chemistry product sales, only one performance obligation per contract exists. Therefore, the allocation of the transaction price is generally not required.

Satisfaction of performance obligations

For each performance obligation to be recognized over time, the Group applies a measure of progress that faithfully depicts the Group’s performance in transferring control of the goods or services to the customer. The Group applies the relevant input method consistently to similar performance obligations. If performance obligations in a contract do not meet the overtime criteria, the Group recognizes revenue at a point in time.

Revenue from chemistry products

For substantially all sales of chemistry products, the Group recognizes revenue at the point in time at which it transfers control of the goods to the customer. Depending on the contractually agreed incoterms, control is transferred either upon shipment or delivery, when the Group’s performance obligation has been fulfilled and collectability is probable.

If products are delivered to a customer’s warehouse on consignment, the Group normally retains control. Revenue is recognized at the point in time when the customer retrieves the goods from the warehouse.

Revenue from production equipment contracts

The Group recognizes revenue over time for contracts relating to the manufacturing, modifications and retrofits of equipment, as the equipment is built to customer specification and the Group has an enforceable right to payment for the performance completed. For these sales, the Group uses the cost-to-cost input method to measure progress. In cases, where cost-to-cost is not proportionate to the Group’s progress in satisfying the performance obligation because of uninstalled materials, the Group adjusts the measure of progress and recognizes revenue to the extent of cost incurred to satisfy the performance obligation under the contract.

Contract liabilities, contract assets and receivables

The Group’s customer contracts related to the sale of equipment as well as modifications and retrofits for equipment may include a diverse range of payment schedules dependent upon the nature and type of goods and services being provided. Atotech often agrees payment schedules under which it receives payments throughout the term of the contracts.

A contract liability is an obligation of the Group to transfer goods or services to a customer for which it receives a consideration (or will receive one). If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when payment is made. Contract liabilities are recognized as revenue when the Group has fulfilled its contractual obligations. Contract liabilities are contained in the balance sheet-position “Other current non-financial liabilities” (please refer to Note (21)).

A contract assets is the right to consideration in exchange for goods or services that Atotech has transferred to a customer. If Atotech performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, the contract is presented as a contract asset, excluding any amounts presented as a receivable. Contract assets are contained in the balance sheet position “Other current non-financial assets” (please refer to Note (13)).

A receivable is the right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. The impairment model is contained in section (12) “Trade receivables”:

Significant judgments for revenue recognition

In determining the amount of revenue to record, and related balance sheet items (such as contract assets, contract liabilities and trade receivables) to recognize in the period, management is required to form the followings key judgements and assumptions:

•	Determining whether contracts with multiple components contain distinct goods or services;

•

For sales of equipment, assessing the nature of the goods or services that the Group has promised to transfer, as well as the timing of when the goods and services are provided and control transfers to the customer in determining whether to recognize revenue at a point in time or over time; and

•	Assessing the timing of satisfaction of performance obligations.

Income Taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

Interest and penalties related to income taxes are accounted for under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets.” Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is the best estimate of the tax amount to be paid or received that reflects uncertainty related to income taxes, if any, and is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases, and on carryforwards of unused tax losses and tax credits.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted by the end of the reporting period, and reflect uncertainties related to income taxes, if any. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income, based on the Atotech’s forecast of future operating results which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. Deferred tax liabilities are always provided for in full.

Deferred tax assets and liabilities are offset only when the Atotech has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Employee Benefits

In accordance with the laws and practices of each country in which the Atotech operates, the Group participates in employee benefit plans offering retirement, death and disability, healthcare, and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.

These plans can be either defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various mutual funds and insurance contracts.

For defined contribution plans, expenses correspond to the contributions paid.

Defined benefit obligations are determined according to the projected unit cost method (PUCM). Plan assets are measured at fair value. Actuarial gains and losses may arise from differences between actuarial valuation and projected commitments and between projected and actual return of plan assets. Such gains or losses are recognized immediately in the statement of other comprehensive income (loss) and are not subsequently recycled to the statement of income (loss).

Past service cost is recorded immediately in the statement of income, whether vested or unvested. The net interest expense and service cost is recognized under “Selling, general, and administrative expenses.”

Share-based Payments

The former parent company, Total Holdings Europe S.A.S., granted employees stock options, employee share purchase plans, and offered its employees the opportunity to subscribe to reserved capital increases. These employee benefits are recognized as expenses. The expense is equal to the fair value of the instruments granted. The expense is recognized on a straight-line basis over the period in which the awards are vested. The fair value of the options was calculated using an option pricing model at the grant date.

For restricted share plans, the fair value was calculated using the fair value of shares at the grant date after deducting the expected distribution rate during the vesting period. The number of allocated equity instruments can be revised during the vesting period in cases of non-compliance with performance conditions, with the exception of market conditions, or according to the rate of turnover of the beneficiaries.

The Company awards certain employees equity-settled, share-based compensation benefits on a discretionary basis through the Long-term Incentive Plan and the Management Equity Plan (see note (15)), respectively.

The fair value of the awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the awards granted, excluding the impact of any non-market vesting conditions (for example, profitability and revenue growth targets). Non-market vesting conditions are included in assumptions about the number of awards that are expected to vest. At each balance sheet date, the Company revises its estimates of the number of awards that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. When options granted are exercised, the Company issues new shares. The proceeds received, net of any directly attributable transaction costs, are credited to common shares (nominal value) and additional paid in capital when the options are exercised.

The Group has applied IFRS 2 “Share-Based Payment” and has adopted an option pricing model for the purposes of measuring fair value for the awards.

Provisions

Provisions comprise liabilities of uncertain timing or amount that arise from environmental risks, legal and tax risks, litigation, and other risks. A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required and when a reliable estimate can be made regarding the amount of the obligation. The amount of the liability corresponds to the best possible estimate.

Leases

Leases (Group as a lessee) – applicable until Dec 31, 2018

A finance lease transfers substantially all the risks and rewards incidental to ownership from the lessor to the lessee. These contracts are capitalized as assets at fair value or, if lower, at the present value of the minimum lease payments according to the contract. A corresponding financial debt is recognized as a financial liability. These assets are depreciated over the corresponding useful life used by the Group. The Group does not have any material finance leases.

Leases that are not finance leases as defined above are recorded as operating leases. Payments made under operating leases are recognized in profit or loss on a straight line basis over the term of the lease.

Certain arrangements do not take the legal form of a lease but convey the right to use an asset or a group of assets in return for fixed payments. Such arrangements are accounted for as leases and are analyzed to determine whether they should be classified as operating leases or as finance leases.

Leases (Group as a lessee) – applicable from Jan 1, 2020

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Right-of-use assets

If a contract is, or contains, a lease, the Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities.

The cost of right-of-use assets includes the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

Right-of-use assets are subsequently depreciated on a straight-line basis over the shorter of the lease term and the assumed useful lives of the assets. If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. Right-of-use assets are also subject to impairment. Please refer to the accounting policy regarding “Impairment of non-financial assets (including Goodwill)“.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

The lease term determined by the Group comprises non-cancellable periods of lease contracts, periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option, and periods covered by an option to terminate the lease if the Group is reasonably certain not to exercise that option.

The lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities are re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases with a lease term of twelve months or less. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. Leases related to the asset class “property” are capitalized regardless of the lease term.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with IFRS requires management to make assumptions and estimates that have effects on the amounts recognized in the financial statements and the related disclosures. Although these estimates are based on current events and circumstances, there may be deviations between estimated and actual results. Significant estimates and assumptions have been used for the following matters in particular:

•	identification and determination of write-downs of inventories see comments under notes (11);

•	identification and determination of write-downs of trade receivables; see comments under notes (12);

•	measuring progress of revenue recognition over-time for projects based on the estimation of the overall cost of the project,

•	the determination of the recoverability of deferred tax assets on unused tax losses; see comments under notes (4) and (16),

•	impairment test for goodwill and intangible assets under development; see comments under note (8),

•	pension and other postretirement benefits in accordance with actuarial valuations; see comments under note (18),

•	the determination of the probability of the relevant tax authority accepting each tax treatment (IFRIC 23); see comments under note (4) and (16),

•

identification and determination of anticipated effects from the application of new or amended IFRS not yet applied; see comments under note 2.1.2 (New standards and interpretations not yet adopted by the Group).

Changes in Estimates and Assumptions

As of Dec. 31, 2020, the method for estimating the discount rate for the measurement of pension, partial retirement and jubilee obligations was adjusted. The new estimation method leads to an improved consideration of the risk structure of the future payments for the respective personnel provisions. This change in estimates implies a reduction of provisions in the amount of $11.7 million.

2.2	Notes to the Consolidated Statements of Comprehensive Income

(1)	Revenue

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

($ in millions)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Type of goods or service
Chemistry revenue	1,114.0	1,065.5	1,066.5
Equipment revenue	120.3	122.3	146.3

Total revenue from contracts with customers	1,234.3	1,187.8	1,212.8

Geographical market
Asia	897.8	808.4	829.2
Europe	232.2	254.2	251.9
Americas	104.3	125.2	131.7

Total revenue from contracts with customers	1,234.3	1,187.8	1,212.8

Timing of revenue recognition
Recognized at a point in time	1,186.9	1,115.4	1,121.5
Recognized over time	47.4	72.4	91.3

Total revenue from contracts with customers	1,234.3	1,187.8	1,212.8

Regarding the geographical markets, the revenue mainly relates to the following countries: China (2020: $459.9 million, 2019: $416.9 million, 2018: $412.6 million), Taiwan (2020: $129.7 million, 2019: $114.5 million, 2018: $129.4 million) and Germany (2020: $106.7 million, 2019: $118.4 million, 2018: $106.6 million).

(2)	Restructuring expenses

Restructuring expenses mainly consist of expenditures in relation to organizational changes and severance payments. Restructuring expenses decreased by $10.9 million for the year ended Dec. 31, 2020 as compared to the year ended Dec. 31, 2019. The restructuring expenses of the fiscal year ended 2019 were mainly related to a restructuring program in Germany.

(3)	Other income (expense), net

Other income and expenses are presented in the following table:

($ in millions)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Valuation gains of financial instruments measured at FVPL	36.8	17.0	—
Financial income on marketable securities & cash equivalents	0.0	0.9	1.4
Exchange gains	0.0	2.4	0.2
Other financial income	3.4	7.1	2.0

Other income	40.3	27.4	3.6

Valuation losses of financial instruments measured at FVPL	(1.8)	(1.1)	(5.8)
Exchange losses	(14.8)	—	—
Losses on disposal of PP&E and Intangible assets	(1.5)	—	(0.7)
Other financial expenses	(1.6)	(2.8)	(2.3)

Other expenses	(19.7)	(3.9)	(8.8)

Other income (expense), net	20.6	23.5	(5.2)

Please refer to Note (22) for valuation gains of financial instruments measured at FVPL.

(4)	Income Taxes

Income taxes include deferred taxes and current income taxes in the respective countries. They comprise trade taxes, corporate income tax, solidarity surcharge and the equivalent foreign tax charges. As of the reporting date, the statutory corporate income tax rate was 25.0% (19.0% in 2019). This change results from applying a weighted average tax rate compared to a statutory tax rate in prior years.

The income tax expense recognized in the statement of income is as follows:

($ in millions)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Current income tax	(83.4)	(80.5)	(80.1)
Deferred income tax benefits	19.1	25.8	27.7

Total tax expense	(64.3)	(54.8)	(52.4)

As of the reporting date, the Atotech Group maintains unused corporate income tax losses and interest carry-forward of $461 million (2019: $307 million). Thereof an amount of $458 million (2019: 297 million) cannot be utilized in the foreseeable future, since there will not be enough profit to be offset. The non-usable amount is mainly attributable to the Netherlands ($413 million), Germany ($34 million) and the United States ($11 million). The Company’s net operating losses have no expiration date.

The reasons for differences between expected tax expenses in the Group are as follows:

($ in millions)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Consolidated net income/loss	(289.4)	7.6	(23.7)
Income taxes	(64.3)	(54.8)	(52.4)

Income (loss) before income taxes	(225.1)	62.3	28.7

Statutory tax rate	25.0%	19.0%	19.0%

Expected tax expense	56.3	(11.8)	(5.5)

Difference between expected and foreign income tax rates	0.4	(8.5)	(8.8)
Difference due to change of statutory tax rate	1.2	2.7	(0.6)
Impairment loss on Goodwill	(71.1)	—	—
Deferred tax not recognized	(34.0)	(24.9)	(24.7)
Permanent differences	(19.2)	(13.2)	(14.7)
Prior-year effects	2.8	1.9	2.1
Other	(0.7)	(1.0)	(0.2)

Income tax expense	(64.3)	(54.8)	(52.4)

For the reporting period, the effective tax rate is negative 28.6%, compared to 88.0% for 2019 and 182.6% for 2018. In the reporting period the difference to the statutory tax rate is mainly resulting from an Impairment on Goodwill with a negative tax effect of $71.1 million. For each reporting period, the difference to the statutory tax rate is impacted by financing expenses incurred in our holding companies which cannot be offset against taxable profits, leading to a difference for unrecognized deferred taxes of $34.0 million ($24.9 million in 2019 and $24.7 million in 2018). Permanent differences of $19.2 million in the current reporting period ($13.2 million in 2019 and $14.7 million in 2018) result from withholding taxes, changes in provisions for uncertain tax positions and related interest, which are non-deductible for tax purposes. Deferred tax assets for future tax reductions resulting from the expected utilization of existing unused tax losses and comparable items in subsequent years were only recognized, as far as their realization is sufficiently probable. In the reporting period, prior-year effects include current income taxes of $2.6 million.

(5)	Personnel expenses

($ in millions)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Wages, salaries incl. other pension costs	244.3	244.6	257.6
Social security costs	38.5	38.4	40.5

Total	282.8	283.0	298.1

The average number of employees is as follows:

(number of employees)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Manufacturing (incl. Logistics)	835	759	750
Sales, Marketing and Technicians	1,765	1,841	1,893
Research and Development	496	484	526
Administration	582	601	601

Total	3,678	3,685	3,770

(6)	Earnings per Share

Basic earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders of Atotech Limited by the basic weighted average number of ordinary shares outstanding during the period.

Basic earnings per share increased in comparison to the prior year due to higher net income for the period:

($ in millions, except share data and earnings per share)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Net income/(loss) for the period	(289.4)	7.63	(23.7)
Interest accrued on preference shares	(133.7)	(119.4)	(132.1)

Net loss attributable to shareholders	(423.1)	(111.8)	(155.8)

Basic weighted average number of ordinary shares outstanding	91,152,556	91,152,556	91,152,556

Basic earnings per share	(4.64)	(1.23)	(1.71)

With effect from Jan. 25, 2020, Atotech Limited, a Bailiwick of Jersey company, directly and indirectly owns all outstanding equity interest of all subsidiaries of the Group and therefore superseded Atotech UK Topco Limited as the ultimate parent of the Group. However, this reorganization did not have an impact on the number of ordinary shares outstanding and therefore, does not influence the calculation of earnings per share.

On Jan. 25, 2021, the Atotech Group commenced its initial public offering (“IPO”). In connection with the consummation of the IPO, Atotech Limited issued 64,997,558 additional common shares on a pro rata basis to all existing common shareholders (an additional 2.4851 shares for each existing share), increasing the number of common shares from 26,154,998 to 91,152,556. The effect of this share issuance has been reflected on a retrospective basis in these financial statements.

Interest accrued on preferred shares refers to the 12% compounded annual dividend on preferred shares prior to any dividend distributions made to holders of Common Shares. Please refer to note (14) for more information on common and preferred shares.

Diluted earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders by the diluted weighted average number of shares outstanding during the period. In all periods, ordinary shares with a dilutive effect (stock options) were excluded, because the effect would be anti-dilutive. Hence, the basic earnings per share correspond to diluted earnings per share in 2020 and prior periods.

(7)	Property, Plant and Equipment

Property, Plant and Equipment assets are presented in the following tables:

	As of Dec. 31, 2020			As of Dec. 31, 2019
($ in million)	Gross carrying amount	Depreciation & Impairment	Net Carrying amount	Gross carrying amount	Depreciation & Impairment	Net Carrying amount
Land, buildings and infrastructure	227.4	(30.6)	196.9	197.5	(22.0)	175.5
Machinery and laboratory equipment	248.6	(129.7)	118.9	206.0	(88.7)	117.3
Other tangible assets	52.0	(25.4)	26.5	60.2	(27.5)	32.7
Construction in progress	17.2	(0.1)	17.1	41.0	(0.1)	40.9

Total	545.2	(185.8)	359.4	504.7	(138.3)	366.4

($ in million)	Land, buildings and infrastructure	Machinery and laboratory equipment	Other tangible assets	Construction in progress	Total
As of Jan. 1, 2019	181.6	145.5	35.5	19.8	382.4

Additions	0.3	11.0	5.8	26.2	43.3
Disposals	—	(2.4)	(1.1)	(0.1)	(3.6)
Reclassifications	0.4	1.6	1.8	(4.6)	(0.9)
Depreciation charge	(7.1)	(27.8)	(10.5)	—	(45.3)
Impairment	—	(4.9)	(0.2)	(0.1)	(5.2)
Currency translation and other changes	0.4	(5.8)	1.3	(0.4)	(4.4)

As of Dec. 31, 2019	175.5	117.3	32.7	40.9	366.4

Additions	2.3	11.5	3.3	6.6	23.7
Disposals	(0.4)	(1.1)	(0.2)	—	(1.6)
Reclassifications	16.0	10.5	(0.6)	(31.4)	(5.4)
Depreciation charge	(7.2)	(27.1)	(7.7)	—	(41.9)
Impairment / reversal of impairment	—	0.8	(0.0)	—	0.8
Currency translation and other changes	10.6	7.0	(1.0)	1.0	17.5

As of Dec. 31, 2020	196.9	118.9	26.5	17.1	359.4

In 2020, additions amounted to $23.7 million. Capital expenditures relate to the followings regions: Asia (68.4%), Europe (17.8%) and the Americas (13.8%).

The net movement of $5.4 million in the reclassifications is mainly due to assets held for sale which have been transferred from property, plant & equipment to other current non-financial assets in 2020.

In 2019, additions amounted to $43.3 million. Capital expenditures relate to the followings regions: Asia (72.3%), Europe (21.1%) and the Americas (6.6%). The impairment of $5.2 million primarily relates to the relocation of production facilities in Southeast Asia and a reduction of fair value of the tech center in India.

The net movement of $0.9 million in the reclassifications is due to an asset transfer from property, plant & equipment to Inventories in 2019.

(8)	Intangible Assets and Goodwill

Development of intangible assets

Intangible assets are presented in the following tables:

	As of Dec. 31, 2020			As of Dec. 31, 2019
($ in million)	Gross carrying amount	Amortization & Impairment	Net Carrying amount	Gross carrying amount	Amortization & Impairment	Net Carrying amount
Goodwill	1,104.2	(300.1)	804.1	1,046.4	—	1,046.4
Customer relationships	1,095.5	(247.4)	848.2	1,034.5	(173.9)	860.6
Developed technology	585.2	(152.4)	432.8	552.6	(107.2)	445.4
Trade name	85.3	(17.1)	68.2	80.6	(12.1)	68.5
Other intangible assets	32.5	(12.4)	20.2	21.3	(7.1)	14.2
Intangible assets under development	109.5	(7.8)	101.7	76.6	(4.5)	72.1

Total	3,012.2	(737.1)	2,275.1	2,812.0	(304.8)	2,507.3

($ in million)	Goodwill	Customer relationships	Developed technology	Trade name	Other intangible assets	Intangible assets under development	Total
As of Jan. 1, 2019	1,053.9	926.2	486.2	73.3	24.3	42.5	2,606.4

Additions	—	—	—	—	5.6	30.2	35.84
Acquisition of a subsidiary	—	1.1	2.2	—	4.6	—	7.9
Disposals	—	—	(0.3)	—	(0.7)	—	(1.0)
Reclassifications	—	—	—	—	(17.1)	—	(17.1)
Amortization charge	—	(59.2)	(36.6)	(4.2)	(3.8)	—	(103.8)
Impairment	—	—	—	—	—	(0.1)	(0.1)
Currency translation and other changes	(7.5)	(7.5)	(6.1)	(0.6)	1.4	(0.6)	(20.8)

As of Dec. 31, 2019	1,046.4	860.6	445.4	68.5	14.2	72.1	2,507.3

Additions	—	—	—	—	6.4	25.2	31.6
Acquisition of a subsidiary	—	—	—	—	2.9	—	2.9
Disposals	—	—	—	—	(0.1)	—	(0.1)
Amortization charge	—	(59.8)	(36.8)	(4.0)	(4.8)	(2.6)	(108.1)
Impairment	(279.5)	—	—	—	—	(0.1)	(279.6)
Currency translation and other changes	37.2	47.3	24.2	3.8	1.5	7.2	121.2

As of Dec. 31, 2020	804.1	848.2	432.8	68.3	20.2	101.7	2,275.1

Impairment loss CGU GMF

The Group monitors and assesses on a quarterly basis whether there are any internal or external indications that goodwill of the Cash Generating Units (“CGUs”) GMF or EL might be impaired. The outbreak of COVID-19 led to an economic recession in major markets in which GMF is generating revenues, which resulted in downward revisions of our forecasts on current and future earnings and cash flows. Besides the direct impact on global automotive markets, including temporary OEM shutdown the general outlook for the automotive industry shows lasting structural changes with negative impact on our GMF business. According to IAS 36 this triggering event required an impairment test for GMF as of Jun. 30, 2020. While the GMF CGU is significantly affected by COVID-19, the pandemic did not have a substantial impact on the EL CGU, an impairment test for the CGU EL was therefore not needed as of the reporting date. The impairment test was performed on June 30, 2020.

An Impairment loss shall be recognized if, with regard to the individual CGU, the carrying amount including goodwill exceeds the recoverable amount. This recoverable amount corresponds to the higher of fair value less costs of disposal and its value in use. The recoverable amount of the performed impairment tests was based on the concept of the fair value less costs of disposal (FVlCoD), measured using discounted cash flow projections. The Group determined that it was more likely than not that the fair value of GMF was lower than its carrying amount after including goodwill. As a result, the Group has updated the business plan and external key parameters to assess the recoverability for GMF. The capital market data and the material assumptions used for the impairment testing are presented in the following table:

Planning Assumptions for CGU GMF	Jun. 30, 2020	Dec. 31, 2019
Growth rate in the terminal period	1.0%	1.0%
WACC	8.6%	8.8%
Cost of Disposal	1.0%	1.0%

For our CGU GMF, the cash flows were discounted with the “Weighted Average Cost of Capital” (WACC) of 8.6%. This pre-tax WACC is based on the capital structure of the respective relevant peer group on average over the last five years. The selection of comparable businesses is based on the markets in which the reporting units operate giving consideration to risk profiles, size, geography, and diversity of products and services. The risk-free interest rate is 1.5% and the market risk premium 5.00%. The long-term growth rate was 1.0%.

As mainly our GMF segment suffered from changed market conditions caused by COVID-19 pandemic, the goodwill was impaired by $279.5 million. This impairment of goodwill is recognized in line item “Depreciation and amortization “.

Impairment of non-financial Assets (including Goodwill) as of Dec. 31, 2020

The annual impairment test was carried out in the fourth quarter of 2020 and 2019 in order to test the goodwill for impairment. Impairment shall be recognized if, with regard to the individual CGU, the carrying amount of the goodwill exceeds the recoverable amount. This recoverable amount corresponds to the higher of fair value less costs of disposal and its value in use. The recoverable amount of the performed impairment tests was based on the concept of the fair value less costs of disposal (FVlCoD), measured using discounted cash flow projections.

The goodwill was allocated to the CGUs of the Company as follows:

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
GMF	153.1	429.0
EL	651.0	617.4

Total	804.1	1046.4

The following table shows the material assumptions used in determining the fair value less costs of disposal, including the input factors used for cash flow projections and the weighted cost of capital for each CGU as of Dec. 31, 2020 and Dec. 31, 2019:

	As of Dec. 31, 2020		As of Dec. 31, 2019
Planning Assumptions	GMF	EL	GMF	EL
Average revenue growth p.a. in the first three planning periods (CAGR)	5.30%	6.00%	4.50%	6.20%
Growth rate in the terminal period	1.00%	1.00%	1.00%	1.00%
WACC	7.72%	7.33%	8.80%	8.40%
Cost of Disposal	1.00%	1.00%	1.00%	1.00%

Planning assumptions are based on market studies of third parties and other internal and external planning data. The financial planning process for each CGU is based on a structured approach that is carried out once a year. The first three planning years (in this case 2021 to 2023) are planned in detail. For the fourth and the fifth planning year, a high level budget has been applied for impairment test purposes. The applied budget is in line with the Company’s mid-term plan. At this level besides cash flow and net debt the focus of the presented planning data is on revenue growth. After the mid-term plan period a terminal value is determined based on the expected long-term growth rate applicable to each CGU.

(9)	Leases

The Group’s leases mainly relate to property, for example office and factory spaces as well as land use rights. Other leases are reported under “other” and primarily relate to transportation equipment. The terms of the leases for “property” run up to 47 years (median term 2 years and average term 4.3 years) and for “other” up to 6 years (median term 3 years and average term 3.0 years). Extension and termination options are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. The leases of the Group mainly involve fixed lease payments due monthly.

Through the financial years 2020 and 2019, the carrying amount of right-of-use assets changed as follows:

($ in millions)	Property	Other	Total
Right-of-use assets as of Jan. 1, 2019	103.3	4.3	107.6
Additions	8.7	2.4	11.0
Depreciation	(15.0)	(2.5)	(17.5)
Currency translation and other changes	(2.0)	0.0	(2.0)

Right-of-use assets as of Dec. 31, 2019	95.0	4.2	99.2

Additions	17.2	2.5	19.7
Depreciation	(15.4)	(2.3)	(17.7)
Currency translation and other changes	3.6	(0.7)	2.9

Right-of-use assets as of Dec. 31, 2020	100.5	3.6	104.1

The following tables show the contractually agreed undiscounted lease payments including the expected extension options as of Dec. 31, 2020 and as of Dec. 31, 2019:

$ in millions	Up to one year	Between one and five years	More than five years	Total contractual cash flows	Carrying amount at Dec. 31, 2020
Lease liabilities	14.7	33.9	38.6	87.2	81.5

$ in millions	Up to one year	Between one and five years	More than five years	Total contractual cash flows	Carrying amount at Dec. 31, 2019
Lease liabilities	12.1	29.3	41.8	83.2	75.1

As of Dec. 31, 2020, undiscounted potential future cash outflows of $0.1 million (Dec. 31, 2019: $1.3 million) have not been included in the lease liability because it is not reasonably certain that these leases will be extended (or not terminated).

Besides the depreciation charge shown in the table above, the Group recognized interest expenses included in finance costs in the amount of $1.1 million (2019: $0.9 million) and expenses relating to short-term and low value leases included in selling, general and administrative expenses of $1.8 million (2019: $1.6 million) in the consolidated income statement.

The total cash outflow for leases in 2020 was $18.2 million (2019: $18.4 million).

(10)	Other non-current financial and non-financial assets

Other non-current financial and non-financial assets are analyzed in the following table:

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
Other non-current financial assets	70.3	42.0
Fair value of non-current derivatives – assets	66.1	38.7
Other	4.2	3.3

Other non-current non-financial assets	2.7	4.0
Prepaid expenses	1.8	3.0
Other	0.9	1.0

Please refer to section (22) for changes in the fair value of derivatives.

(11)	Inventories

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
Chemical products inventories	109.4	93.7
Equipment inventories	52.8	41.1
Valuation allowance on chemical product inventories	(4.8)	(3.3)
Valuation allowance on Equipment inventories	(12.0)	(6.7)

Total	145.4	124.7

Inventories comprise of the following:

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
Raw materials	76.7	36.8
Finished and unfinished goods	68.7	87.9

Total	145.4	124.7

(12)	Trade Receivables

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
Trade receivables	274.7	259.3
Allowance for expected credit losses	(12.6)	(13.6)

Total trade receivables	262.0	245.6

Contract assets	8.9	7.5
Allowance for expected credit losses	(0.0)	(0.0)

Total trade receivables and contract assets	270.9	253.1

Contract assets are shown in other current non-financial assets in the consolidated statements of financial position. Please refer to section (13) for further explanations.

The loss allowances as of Dec. 31, 2020 are as follows:

($ in millions)	Current (not past due)	Within 90 days past due	Between 90 days and 6 months past due	Between 6 and 12 months past due	More than 12 months past due	Total
Total trade receivables and contract assets, gross carrying amount	266.6	11.1	1.0	1.0	3.9	283.6
Allowances for expected credit losses	(7.3)	(1.0)	(0.1)	(0.5)	(3.8)	(12.6)

Expected loss rate	2.7%	8.8%	12.7%	52.1%	96.8%	4.5%

The loss allowances as of Dec. 31, 2019 are as follows:

($ in millions)	Current (not past due)	Within 90 days past due	Between 90 days and 6 months past due	Between 6 and 12 months past due	More than 12 months past due	Total
Total trade receivables and contract assets, gross carrying amount	236.0	17.6	1.5	1.6	10.2	266.7
Allowances for expected credit losses	(2.9)	(0.6)	(0.2)	(0.9)	(9.0)	(13.6)

Expected loss rate	1.2%	3.3%	16.5%	55.4%	88.9%	5.1%

On aggregate, the bad debt allowances developed as follows:

($ in millions)	2020	2019
As at Jan. 1	(13.6)	(13.3)
Additions in loss allowances recognized in profit or loss	(6.0)	(4.2)
Reversals of unused amounts recognized in profit or loss	1.3	3.5
Utilizations	6.2	—
Currency translation and other changes	(0.5)	0.4

As at Dec. 31	(12.6)	(13.6)

(13)	Other current financial and non-financial assets

Other current financial and non-financial assets are presented in the following table:

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
Other current financial assets	24.9	20.7
Fair value of current derivatives – assets	8.7	0.0
Factoring related assets	2.6	2.5
Notes receivable	11.4	9.0
Other receivables	2.3	9.3

Other current non-financial assets	24.1	19.0
Assets held for sale	3.2	—
Contract assets, net of valuation allowance	8.9	7.5
Prepaid expenses	8.8	6.8
Prepayments	3.2	4.7

Please refer to note (22) for further information on derivative financial instruments.

Atotech entered into several factoring transactions. Resulting from these transactions, the amount of receivables sold and derecognized was $29.8 million (prior year: $24.1 million) as of Dec. 31, 2020. The factoring related asset results from receivables already sold, whereby the payments from the factoring provider are still outstanding as of the reporting date.

Notes receivables mainly includes promissory notes and mainly used for payment transactions in Asia.

Atotech has entered into several factoring transactions and the following two classes of transactions are distinguished:

•	Factoring transactions with substantially all risks and rewards being transferred;

•	Factoring transactions involving the splitting of significant risks and rewards with control remaining at Atotech.

In both classes, trade receivables are sold and fully derecognized and off-balance sheet once factored. The second class differs mainly in recognition of the continuous involvement. Resulting from these transactions, the total volume of assigned (sold to the bank) accounts receivable, not yet settled (not yet paid by the customer), which have been funded by the bank (for which we received cash) was $27.9 million (prior year: $22.4 million) as of Dec. 31, 2020. In addition, factoring-related expenses in the amount of $0.5 million (prior year: $0.5 million) have been recognized. The factoring related asset results from receivables already sold, whereby the payments from the factoring provider are still outstanding as of the reporting date (current year: $1.9 million; prior year: $ 1.7 million) and the continuous involvement totaling $ 0.7 million (prior year: $ 0.8million).

Assets held to sale relates to a restructuring program in India and mainly contains land and buildings.

Contract assets relate to revenue earned from the ongoing manufacturing of equipment as well as the ongoing modifications and retrofits of equipment. As such, the balances of this account vary and depend on the number of ongoing equipment contracts at the end of the year.

Since the Company publicly filed a Form F-1 with the U.S. Securities and Exchange Commission (SEC), various transaction costs were incurred through Dec. 31, 2020. These transaction costs will be recorded as a deduction to additional paid-in-capital generated as a result of the offering upon consummation of the initial public offering (IPO), but only to the extent they are incremental costs directly attributable to the IPO that otherwise would have been avoided. Transaction costs are allocated between the expected primary and secondary offering. All costs that do not qualify to be accounted for as deduction from equity are recognized as an expense as incurred (refer to note (24)). On Dec. 31, 2020 $3.5 million (prior year: $0.0 million) of transaction costs related to the primary offering part of the planned IPO are deferred and are recorded as prepaid expenses. Tax benefits cannot be utilized and have not been taken into account.

(14)	Shareholders’ Equity

Atotech Limited superseded Atotech UK Topco Limited as the ultimate parent of the Atotech Group in Jan. 2020 and carried forward capital structure, including the number of common shares. On Jan. 25, 2021, the Atotech Group commenced its initial public offering (“IPO”). In connection with the consummation of the IPO, Atotech Limited issued 64,997,558 additional common shares on a pro rata basis to all existing common shareholders (an additional 2.4851 shares for each existing share), increasing the number of common shares from 26,154,998 to 91,152,556. The effect of this share issuance has been reflected on a retrospective basis in these financial statements.

After the issuance of shares described above, Atotech Limited’s share capital consists of 91.2 million Ordinary Shares (nominal value of $0.10) and 929.4 million Preference Shares (nominal value of $0.10). Ordinary Shares have standard voting rights while Preference Shares have no voting rights but are entitled to a 12% compounded annual dividend prior to any dividend distributions made to holders of Common Shares. Payments of preference dividends are at the discretion of the Company and are not mandatory to be paid each period. Given that the Company has unilateral control over the payment of dividends to the holders of Preference Shares, the Preference Shares have been presented as equity.

Shareholders` equity is as follows:

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
Shareholders’ equity
Common Shares	9.1	9.1
Preference Shares	93.0	93.0
Paid-in surplus and retained earnings	261.6	550.7
Currency translation adjustment and other reserves	120.0	19.8

Total shareholders’ equity	483.7	672.5

The currency translation adjustment comprises the cumulative gains and losses arising from translating the financial statements of foreign operations that use functional currencies other than U.S. dollar. It also includes cumulative gains and losses from translating Term Loan B-3 from RMB into U.S. dollars (see note (17)). Other reserves comprise the hedging reserve of the subsidiaries and actuarial gains and losses relating to defined benefit obligations. The hedging reserve consists of the effective portion of the gains and losses on hedging instruments related to hedged transactions that have not occurred yet.

(15)	Share-Based Payment Plans

The total grant-date fair value of the share based compensation issued during 2020 was $0.3 million (2019: $0.2 million), of which $0.3 million (2019: $0.2 million) was recognized as personnel expense in the statement of profit and loss for financial year 2020. The share-based payment programs of the Group are accounted for as equity-settled share-based payments.

Long-term Incentive Plan

Share options to purchase Common Shares were granted beginning in May 2017 to certain employees of the Group pursuant to the Long-term Incentive Plan (“LTIP”). Options were granted with an exercise price that was fixed at the date of the grant. The contractual life and exercise terms of the options are dependent upon an Exit Event, which is defined further in the LTIP agreement. Options were valued using on the basis of an option pricing model, and an estimate of approximate Exit Event timing. The Group has no legal or constructive obligation to repurchase or settle obligations in cash.

The fair value of the awards at the date of grant has been measured using an option pricing model. The inputs used in the model for the years 2020 and 2019 are set out below.

As of Dec. 31, 2020 and 2019 no share options were exercisable.

(weighted average, except options issued)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Expected life of options (years)	1.2	2.5
Exercise price (in $)	0.29	0.29
Market value of underlying shares (in $)	6.52	0.90
Risk free rate	0.14%	2.47%
Expected share price volatility	28.60%	20.00%
Expected dividend yield	0.00%	0.00%
Options issued	83,642	480,160

Management Equity Plan

At the time of the Acquisition, the Group implemented an equity participation program to enable certain management of the Group to participate in any success of the Group. For this purpose, certain managers acquired interests in three pooling vehicles (the Pooling Vehicles). The three Pooling Vehicles are limited partnerships, with management representing the limited partners (the Participants) and their participation represented by a limited partnership interest in the Pooling Vehicles. The limited partnership interests held by the Participants correspond with the underlying Common Shares held by the Pooling Vehicles. The limited partnership interest of each Participant vests over time in accordance with the partnership agreement.

On January 31, 2017, 5.838 million Common Shares were purchased by one of the Pooling Vehicles for $0.29 per share. Additionally, in August and September 2017, approximately 2.108 million Common Shares were purchased by the Pooling Vehicles for $0.29 per share. The fair value of the shares at the purchase date have been determined on the basis of an option pricing model , which reflects the preference entitlement of the Preferred Shares to receive distributions from UK Topco, and assumes that no dividends will be paid until the anticipated settlement date. The plan is equity settled, and the fair value was measured in reference to the acquisition discussed in Note 6. A total of $0.1 million of expenses were recorded for the period combined between the Management Equity Plan and the Long-term Incentive Plan discussed above.

In September 2018, 181,040 Common Shares were purchased by the Pooling Vehicles for $1.10 per share. The fair value of the shares at the purchase date have been determined on the basis of an option pricing model, which reflects the preference entitlement of the Preference Shares to receive distributions from UK Topco, and assumes that no dividends will be paid until the anticipated settlement date.

In May 2019, 9,503 Ordinary Shares were transferred between Pooling Vehicles for $1.10 per share. Furthermore, in May 2019, 470,672 Preference Shares were purchased by a member of the board of directors for $1.04 per share.

The fair value of the shares at the purchase date have been determined on the basis of an option pricing model, which reflects the preference entitlement of the Preference Shares to receive distributions from UK Topco, and assumes that no dividends will be paid until the anticipated settlement date.

For the year ended Dec. 31, 2020, no new transaction regarding the Management Equity Plan occurred. The inputs used in the model for the year 2019 are set out below.

(weighted average, except common shares issued)	Year ended Dec. 31, 2019
Equity value per share (in $)	12.63
Strike price per share (in $)	15.49
Expected share price volatility	20.00%
Risk free rate	2.47%
Time to expiration (years)	2.5
Expected dividend yield	0.00%
Common shares issued	9,503

(16)	Deferred Taxes

Deferred tax assets and liabilities recognized as of the reporting and comparative periods break down as follows:

	Deferred tax assets		Deferred tax liabilities		Net balances
($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019	As of Dec. 31, 2020	As of Dec. 31, 2019	As of Dec. 31, 2020	As of Dec. 31, 2019
Property, plant and equipment	—	—	(17.4)	(12.5)	(17.4)	(12.5)
Intangible assets	—	—	(371.9)	(372.7)	(371.9)	(372.7)
Right-of-use assets	—		(29.5)	(4.9)	(29.5)	(4.9)
Inventories	10.5	11.7	—	—	10.5	11.7
Employee benefits	32.1	28.6	—	—	32.1	28.6
Other temporary non-deductible provisions	4.9	4.2	—	—	4.9	4.2
Lease liabilities	23.3		—		23.3
Other temporary tax deductions	6.5	3.4	—	—	6.5	3.4

Unused tax losses	0.8	2.1	—	—	0.8	2.1

Total	78.1	50.0	(418.8)	(390.1)	(340.7)	(340.1)

Netting	(78.1)	(50.0)	78.1	50.0	—	—

Total recognized deferred tax assets and liabilities	—	—	(340.7)	(340.1)	(340.7)	(340.1)

A decrease of $19.1 million of net deferred tax liabilities was recognized through profit or loss resulting from amortization of intangible assets originating from the purchase accounting in 2017. Actuarial losses in connection with defined benefit obligations had an equity-increasing effect from deferred taxes of $1.1 million, which is included in other comprehensive income. Moreover, deferred taxes on currency translation increased net deferred tax liabilities by $20.8 million. As of the reporting date, deferred income taxes have initially been considered on differences between the book value of Right-of-use assets reduced by the book value of lease liabilities and the respective tax base leading to a net deferred asset of $0.3 million. The deferred tax liability of $4.9 million on Right-of-use assets as of Dec. 31, 2019 is related to favorable lease resulting from purchase price accounting in 2017.

Some of the group holding companies are carrying forward losses that cannot be utilized in the foreseeable future. These holding companies are recognizing a positive fair value of its derivative financial instruments of $26 million (2019: $9.5 million); however a deferred tax liability has not been recognized as it would have been netted against a possible deferred tax asset from these tax losses.

(17)	Non-current and current Borrowings

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
Other non-current financial borrowings	1,422.4	1,392.5
Opco Notes	425.0	425.0
Holdco Notes	218.3	297.6

Non-current borrowings	2,065.7	2,115.0

Current portion of non-current financial borrowings	0.5	0.8

Current borrowings	0.5	0.8

Total borrowings	2,066.2	2,115.9

The following is a summary of the Company’s current and non-current borrowings:

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
Senior Secured Credit Facilities:
Term Loan B-1	938.9	950.0
Term Loan B-3	499.6	474.1
6.25% Opco Notes	425.0	425.0
8.75%/9.50% Holdco Notes	219.0	299.1
Less – Deferred financing costs	(16.8)	(33.1)

Total non-current borrowings	2,065.7	2,115.0

Senior Secured Credit Facilities:
Term Loan B-1	11.0	11.0
Term Loan B-3	5.2	4.9
Short-term financing costs	(15.8)	(15.1)

Total current borrowings	0.5	0.8

Total borrowings	2,066.2	2,115.9

On Jan. 31, 2017 Alpha 3 B.V. and Alpha US Bidco, Inc. entered into the senior secured credit facilities which consist of a term loan facility due on Jan. 31, 2024 and a multicurrency revolving credit facility due on Jan. 31, 2022. The revolving credit facility provides for revolving loans and letters of credit pursuant to commitments in an aggregate principal amount of $250.0 million, with a letter of credit sublimit of $75.0 million. The Group intends to use future borrowings under the revolving credit facility to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments. The Group’s ability to draw under on the revolving credit facility or issue letters of credit thereunder will be conditioned upon, among other things, delivery of required notices, accuracy of the representations and warranties contained in the credit agreement governing the new senior secured credit facilities and the absence of any default or event of default under the new senior secured credit facilities, subject to certain exceptions. At Dec. 31, 2020 the Group had $232.5 million out of $250.0 million of available borrowings under its revolving credit facility due to the use of $17.5 million of Guarantee Facilities (Ancillary Facilities under the revolving credit facility).

As of Jan. 31, 2017, the Group issued $1,400.0 million of term loans, net of original issue discount (OID) of $7.0 million. Proceeds from the term loan were used in connection with the Acquisition. In connection with the issuance of the term loans, the Group capitalized $49.0 million of debt financing costs. The $1,400.0 million term loan facility consisted of two tranches: one tranche in the aggregate amount of $900.0 million that was incurred by both Alpha 3 B.V. and Alpha US Bidco, Inc. and a second tranche in the U.S. dollar equivalent amount of $500.0 million that was incurred by Alpha 3 B.V. (the “RMB Tranche”). The RMB Tranche was initially incurred entirely in U.S. dollars. As of Dec. 31, 2020, Alpha 3 B.V. had redenominated all of the $500.0 million RMB Tranche to its RMB equivalent, per the terms of the original agreement. As of each day of redenomination, all redenominated debt was designated as a hedge of the foreign exchange rate movements of the Group’s net investment in its Chinese subsidiaries. Refer to note (22) for further information on hedging. Associated with the redenomination, the Group capitalized an additional $31.5 million of redenomination related fees, of which final $9.5 million have been paid in January 2020. Principal repayments equivalent to ca. 0.25% of the aggregate principal amount of the initial Term B-1 and Term B-2 loans are due quarterly beginning on Sep. 30, 2017, with all unpaid aggregate amounts due on the maturity date. Principal repayments equivalent to ca. 1.00% per year of the aggregate principal amount of the term loans, due and payable on a quarterly basis (i.e. c. 0.25% per quarter). As per the terms of the original agreement, the Group made an early repayment of $14.0 million during Q3 2018 and $99.0 million during Q1 2020 on the outstanding balance of the Term B-1 loan. As a result, the Group had a corresponding reduction of $2.1 million in capitalized financing fees related to the Term B-1 loans.

Borrowings under the revolving credit facility and portion of the term loan facility denominated in U.S. dollars bear interest at a floating rate which can be, at the Group’s option, (x) with respect to the term loan facility, either (i) LIBOR plus 3.00% or (ii) an alternate base rate plus 2.00% and (y) with respect to the revolving credit facility, either (i) LIBOR plus 3.75% or (ii) an alternate base rate plus 2.75% in either case, subject to LIBOR floor of 1.00% or a base rate floor of 2.00% in the case of the term loan facilities denominated in U.S. dollars and a LIBOR and Base Rate floor of 0.00%, in the case of the revolving facilities. The applicable margin for the Group’s revolving credit facilities is subject to adjustment based on the Group’s first lien net leverage ratio with two 25 basis point step-downs. The term loan facilities denominated in RMB incur interest based on a benchmark rate (the “PBOC Benchmark Rate”) specified by the Bank of China Limited, Shanghai Branch at the time the loans are redenominated. Such rate reflects the official lending rate per annum set by the People’s Bank of China. The margin applicable to such term loans denominated in RMB is 100% of the PBOC Benchmark Rate for five years following the Closing Date and 130% of the PBOC Benchmark Rate thereafter until final maturity. At Dec. 31, 2020, the Group’s selected rate for U.S. dollar denominated loans was 4.00% based on LIBOR floor of 1.00% and the PBOC Benchmark Rate for RMB denominated loans was 4.90%. The Group’s revolving credit facility will mature on the fifth anniversary of the Closing Date and the Group’s term loan facility will mature on the seventh anniversary of the Closing Date.

On Jan. 31, 2017, the Group issued fixed rate 6.25% Opco Notes in the amount of $425 million due on Feb. 1, 2025 (the “Opco Notes”). Interest on the Opco Notes is due semi-annually in arrears on each Feb. 1st and Aug. 1st, starting Aug. 1, 2017. There are no mandatory principal payments required until maturity. Proceeds from the Opco Notes were used in connection with the Acquisition. In connection with the issuance of the Opco Notes, the Group capitalized $1 million of debt financing costs, which is net of $15 million related to embedded derivatives identified in the indenture governing the Opco Notes and bifurcated and recorded separately for accounting purposes.

On May 30, 2018 Alpha 3 B.V. entered into an amendment to the senior secured credit facility to borrow $200.0 million in incremental Term B-1 loans. Principal repayments equivalent to c. 0.25% of the aggregate principal amount of the incremental Term B-1 loans are due quarterly. There were no other changes to the terms or maturity dates of the senior secured credit facility.

On May 30, 2018 Alpha 2 B.V. issued $300.0 million of 8.75%/9.50% Senior PIK Toggle Notes at an issue price of 99.010% (the “Holdco Notes”). The Holdco Notes are senior unsecured obligations and mature on June 1, 2023. The Holdco Notes bear interest at 8.750% per annum. Interest on the Holdco Notes is payable on Jun. 1 and Dec. 1 of each calendar year, with the first interest payment paid on Dec. 1, 2018. The Holdco Notes permit Holdco, if certain conditions are met, to issue additional Holdco Notes in lieu of paying cash interest. Any additional Holdco Notes issued in lieu of paying cash interest will bear interest at the rate of 9.50%. The Holdco Notes are structurally subordinated to the senior secured credit facility and the Opco Notes and rank pari passu to all existing and future senior indebtedness of Alpha 2 B.V., and are effectively subordinated to any secured debt of Holdco to the extent of the value of assets securing such indebtedness.

In 2021 and thereafter, Alpha 2 B.V. may redeem the Holdco Notes in whole at any time or in part from time to time, upon notice, at a redemption price (expressed as a percentage of principal amount) of 100.0%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date.

During Q1 2020, per the terms of the original agreement, the Group redeemed $0.9 million of Holdco Notes. During Q4 2020, per the terms of the original agreement, the Group redeemed an additional $80.1 million of Holdco Notes. Upon the occurrence of specific kinds of change in control, Holdco may be required to repurchase some or all of the outstanding Holdco Notes at 101% of the principal amount, plus any accrued and unpaid interest to, but excluding, the repurchase date. The redemptions that occurred in Q1 and Q4 2020 were not triggered by change in control.

The Group capitalized debt issuance costs of $2.9 million in connection with the May 30, 2018, senior secured credit facility amendment. The Group capitalized debt issuance costs of $9.7 million in connection with the issuance of the Holdco Notes (including $3.0 million of original issued discount). The debt issuance costs capitalized are amortized over the remaining term of the senior secured credit facility, Opco Notes, and the Holdco Notes using the effective interest method.

Proceeds from the incremental Term B-1 loan and issuance of the Holdco Notes were used to pay accrued interest on the Preferred Shares and redeem a certain number of Preferred Shares. The term loans are collateralized by substantially all the assets of the Group and both agreements include covenants that define maximum net leverage ratios. However, the net leverage ratio is only applicable when the amount drawn under the RCF is higher than 35% of the total commitment. As of Dec. 31, 2020, no amounts have been drawn under the RCF. Hence, the Group was in compliance with all financial covenants through the period to Dec. 31, 2020.

Changes in liabilities from financing activities

Changes in liabilities from financing activities are as follows:

($ in millions)	As of Jan. 1, 2020	Cash inflows	Cash outflows	Currency translation	Other non-cash changes	As of Dec. 31, 2020
Non-current borrowings	2,115.0	175.1	(255.2)	30.1	0.6	2,065.7
Current borrowings (net of short-term financing costs)	15.9	—	(16.0)	0.3	16.0	16.2
Other liabilities	19.7	—	(10.6)	(0.1)	8.7	17.5
Lease liabilities (current and non-current)	75.1	—	(15.3)	6.0	15.7	81.5

Total liabilities from financing activities	2,225.7	175.1	(297.1)	36.3	41.0	2,181.0

Other liabilities refers to positions that are allocated to the cash flow used in financing activities, such as “current bank debt” and “accrued interest on financial debt” (both presented in “other current financial liabilities” on the consolidated statement of financial position). Please also refer to note (21) for more information on other current financial liabilities.

In 2020 and 2019, other non-cash changes mainly relate to reclassifications between short and long-term liability positions as well as to the addition of new lease contracts. Please refer to note (9) for more information on the Group’s leases.

($ in millions)	As of Jan. 1, 2019	Cash inflows	Cash outflows	Currency translation	Other non-cash changes	As of Dec. 31, 2019
Non-current borrowings	2,219.6	—	(115.8)	(5.8)	16.9	2,115.0
Current borrowings (net of short-term financing costs)	15.5	—	—	(0.1)	0.5	15.9
Other liabilities	21.7	—	(11.9)	(0.1)	9.9	19.7
Lease liabilities (current and non-current)	80.6	—	(15.9)	(1.3)	11.6	75.1

Total liabilities from financing activities	2,337.4	—	(143.6)	(7.2)	38.9	2,225.7

In addition to the cash outflows shown in the tables above, the cash flow used in financing activities also includes cash outflows of $ 0.0 million (2019: $1.1 million) which mainly refer to factoring related assets presented in “other current financial assets” on the consolidated statement of financial position.

(18)	Employee Benefits Obligations

Liabilities for employee benefits obligations consist of the following:

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
Pension benefits liabilities	174.3	154.4
Restructuring reserve (early retirement plans)	1.9	1.7

Total	176.2	156.1

Description of Plans and Risk Management

The Company operates, for the benefit of its current and former employees, both defined benefits plans and defined contribution plans.

The main defined benefits pension plans are located in Germany. Their main characteristics, depending on the country-specific regulatory environment, are the following:

•	the benefits are usually based on the final salary and seniority;

•	they are usually funded (pension fund or insurer);

•	they are usually closed to new employees whom are covered by defined contribution pension plans; and

•	they are paid as an annuity or a lump sum.

The pension benefits also include termination indemnities and early retirement benefits. The other benefits are employer contributions to post-employment medical care.

To finance its pension obligations Atotech invested in a pension fund in order to meet its obligations to a portion of its former employees. The target asset allocation is reviewed regularly. Accordingly, plan assets are aligned with long-term development of its obligations, taking into consideration the risks associated with the specific asset classes and the regulations relating to the investment of plan assets. The existing portfolio structure is oriented toward the target asset allocation. In addition, current market assessments are taken into consideration. In order to mitigate risks and maximize returns, a widely spread global portfolio of individual asset classes is held.

To limit the risks of changing financial market conditions as well as demographic developments, several employees have been almost exclusively offered defined contributions plans for future years of service in recent years.

Atotech’s management monitors the risks of all pension plans of the Company especially regarding the governance and risk management of pension plans and the portfolio structure of the existing plan assets. In some countries – especially in Germany – there are pension obligations subject to government supervision or similar legal restrictions. For example, there are minimum funding requirements to cover pension obligations, which are based on actuarial assumptions that may differ from those in IAS 19 “Employee Benefits.”

The obligations and the plan assets used to fund the obligations are exposed to demographic, legal and economic risks. Economic risks are primarily due to unforeseen developments on commodity and capital markets. They affect, for example, pension adjustments based on the level of inflation in Germany, as well as the impact of the discount rate on the amount of the defined benefit obligation. The closing of these defined benefit plans to new employees led to a reduction in risk with regard to future benefit levels.

The strategy of the Atotech Group with regard to financing pension commitments is aligned with country-specific supervisory and tax regulations.

Change in Benefit Obligations and Plan Assets

Movements in the defined benefit obligation and plan assets in the consolidated financial statements are detailed as follows:

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
Change in benefit obligation
Benefit obligation at the beginning of the year	182.3	160.6
Current service cost	2.2	2.1
Interest cost	1.5	2.7
Past service cost	0.1	0.2
Benefit paid	(4.7)	(4.3)
Actuarial losses (gains)	5.9	23.8
Foreign currency translation and other changes	17.8	(2.7)

Benefit obligation at the end of the year	205.0	182.3

Change in fair value of plan assets
Fair value of plan assets at the beginning of the year	(27.9)	(28.9)
Interest income and costs	(0.2)	(0.5)
Actuarial losses (gains)	(2.0)	(0.8)
Employer contributions	(0.2)	(0.2)
Benefits paid	2.1	2.1
Foreign currency translation and other changes	(2.5)	0.5

Fair value of plan assets at the end of the year	(30.7)	(27.9)

Net defined benefit liability	174.3	154.4

The fair value of the defined benefit obligations equals the carrying amount.

As at Dec. 31, 2020, the contribution from the main geographical areas for the net pension benefits liability in the balance sheet is 98% (Dec. 31, 2019: 98%) from Europe and 2% (Dec. 31, 2019: 2%) from Asia.

The amounts recognized in the consolidated statement of income and in the consolidated statement of comprehensive income for defined benefit plans are detailed as follows:

($ in millions)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Current service cost	2.2	2.1	2.5
Past service cost	0.1	0.2	(0.6)
Net interest cost	1.2	2.2	2.2

Benefit amounts recognized in profit or loss	3.5	4.5	4.1

Actuarial losses (gains)
Effect of changes in demographic assumptions	—	—	1.9
Effect of changes in financial assumptions	5.7	24.0	(4.3)
Effect of experience adjustments	0.2	(0.9)	(3.7)
Actuarial return on plan assets (excluding interest income)	(2.0)	(0.1)	1.3
Asset ceiling	—	—	(0.7)
Benefit amounts recognized in other comprehensive income	3.8	23.0	(5.5)

Total benefit amounts recognized in comprehensive income	7.3	27.5	(1.4)

Expected Future Cash Outflow

The average duration of accrued benefits is approximately 16 years for defined pension benefits. The expected future cash outflows are as follows:

($ in millions)	Pension benefits
2021	6.2
2022	6.6
2023	6.7
2024	7.3
2025	7.3
After 2025	191.0

($ in millions)	As of Dec. 31, 2020	in%	As of Dec. 31, 2019	in%
Debt securities	20.0	65%	18.1	65%
Equity securities	8.0	26%	7.3	26%
Cash and cash equivalents	2.8	9%	2.5	9%

Total	30.7	100%	27.9	100%

At Dec. 31, 2020, $30.7 million (Dec. 31, 2019: $27.9 million) of total pension assets are presented as part of the employee benefits in the Consolidated Financial Statements.

Investments on equity and debt markets are quoted on active markets.

Main Actuarial Assumptions and Sensitivity Analysis

Assumptions used to determine benefits obligations	As of Dec. 31, 2020	As of Dec. 31, 2019
Discount rate (weighted average for all regions)	0.63%	0.81%
Salary increase incl. inflation rate (weighted average for all regions)	2.76%	2.78%

The discount rate retained is determined by reference to the high quality rates for AA-rated corporate bonds for a duration equivalent to that of the obligations. It derives from a benchmark per monetary area of different market data at the closing date.

A 0.5% increase or decrease in discount rate or salary all other things being equal would have the following approximate impact on the benefit obligation:

	As of Dec. 31, 2020		As of Dec. 31, 2019
($ in millions)	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
Discount rate	(15.3)	17.3	(9.7)	19.6
Salary increase incl. inflation rate	1.8	(1.7)	1.6	(1.6)

(19)	Non-current and current Provisions

Changes in provisions

($ in millions)	As of Jan. 1, 2020	Additions	Release	Consumption	Currency translation adjustment	Reclassi- fications	As of Dec. 31, 2020
Current	22.5	16.4	(1.7)	(12.5)	1.0	(2.6)	23.0
Non-current	22.2	11.1	(10.3)	(5.2)	0.9	(5.6)	13.2

($ in millions)	As of Jan. 1, 2019	Additions	Release	Consumption	Currency translation adjustment	Reclassi- fications	As of Dec. 31, 2019
Current	15.4	28.5	(6.6)	(1.4)	(0.4)	(13.0)	22.5
Non-current	53.9	10.4	(14.7)	(14.2)	(0.2)	(13.0)	22.2

In 2019, reclassifications mainly referred to uncertain tax positions which is presented in income tax liabilities due to the first-time adoption of IFRIC 23. The prior period was not adjusted retrospectively.

Provisions by nature

	As of Dec. 31, 2020			As of Dec. 31, 2019
($ in millions)	Current	Non-current	Total	Current	Non-current	Total
Non-tax litigation	0.3	1.2	1.5	0.4	—	0.4
Uncertain tax positions and related interest	9.3	0.0	9.3	7.0	—	7.0
Other operating items	8.6	10.7	19.4	2.5	17.1	19.6
Termination plans, excl. early retirement	—	0.0	0.0	—	0.3	0.3
Other non-operating items	4.7	1.2	6.0	12.6	4.8	17.4

Total	23.0	13.2	36.2	22.5	22.2	44.7

Provisions for other operating items mainly relate to personnel items. The amount of $12.6 million in provision for other non-operating items as of Dec. 31, 2019 relates to a restructuring initiative in Germany, which was essentially consumed in 2020.

(20)	Other non-current financial liabilities

As of the reporting date, non-current financial and non-financial liabilities comprise the following components:

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
Other non-current financial liabilities	1.5	2.6
Fair value of derivatives – liabilities	0.0	1.2
Other	1.5	1.4

Please refer to section (22) for further information on derivative financial instruments.

(21)	Other current financial and non-financial liabilities

The following table shows other current financial and non-financial liabilities at the end of fiscal years 2020 and 2019:

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
Other current financial liabilities	38.5	31.5
Accrued interest on financial debt	13.4	14.0
Current bank debt	4.1	5.7
Fair value of derivatives—current liabilities	14.8	2.6
Factoring related liabilities	0.7	0.8
Other	5.6	8.5

Other current non-financial liabilities	89.7	73.3
Contract liabilities	19.1	21.1
Payables to personnel and social organizations	65.1	48.5
Deferred income	5.5	3.7

Please refer to Note (22) for the position fair value of derivatives and to Note (13) for the position factoring related liabilities.

2.3	Other Notes

(22)	Financial Instruments

The following values for derivative financial instruments were recognized in the balance sheet as of Dec. 31, 2020 and Dec. 31, 2019.

($ in millions)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Derivatives included in non-current financial assets	66.1	38.7
Embedded Derivatives	65.7	33.8
Foreign exchange contracts (Forwards)	—	5.0
Interest rate cap	0.4	—

Derivatives included in current financial assets	8.7	0.0
Foreign exchange contracts (Forwards)	8.7	—

Derivatives included in non-current financial liabilities	—	1.2
Foreign exchange contracts (Collars)	—	1.2

Derivatives included in current financial liabilities	14.8	2.6
Foreign exchange contracts (Collars)	4.3	1.6
Foreign exchange contracts (Forwards)	10.5	1.0

The carrying amounts of the financial instruments were derived as follows as of Dec. 31, 2020:

($ in millions)	Classification pursuant to IFRS 9	Carrying amount as per statement of financial position	Measured at amortized cost	Measured at fair value
Trade receivables*	FAAC	262.0	262.0	—
Cash and cash equivalents	FAAC	320.1	320.1	—
Other financial assets*	FAAC	20.9	20.9	—
Embedded Derivatives	FAFV	65.7	—	65.7
Foreign exchange contracts not designated as hedging instrument	FAFV	8.7	—	8.7
Interest rate cap	FAFV	0.4	—	0.4

Total financial assets		677.8	603.1	74.8

Non-current borrowings	FLAC	2,065.7	2,065.7	2,194.2
Current borrowings	FLAC	0.5	0.5	—

Total debt		2,066.2	2,066.2	2,194.2

Trade payables*	FLAC	221.0	221.0	—
Lease liabilities	FLAC	81.5	81.5	—
Other financial liabilities*	FLAC	25.3	25.3	—
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Forwards”)	No class	10.5	—	10.5
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Collars”)	No class	4.3	—	4.3

Total financial liabilities		2,408.7	2,393.9	2,209.0

FAAC    =     Financial Assets at amortized Cost

FAFV    =     Financial Assets at Fair value through profit or loss

FLAC    =     Financial Liabilities at amortized Cost

The carrying amounts of the financial instruments were derived as follows as of Dec. 31, 2019:

($ in millions)	Classification pursuant to IFRS 9	Carrying amount as per statement of financial position	Measured at amortized cost	Measured at fair value
Trade and other receivables	FAAC	245.6	245.6	—
Cash and cash equivalents	FAAC	302.7	302.7	—
Other financial assets	FAAC	29.0	29.0	—
Embedded Derivatives	FAFV	33.8	—	33.8
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Forwards”)	No class	—	—	—

Total financial assets		611.1	577.4	33.8

Non-current borrowings	FLAC	2,115.0	2,115.0	2,246.9
Current borrowings	FLAC	0.8	0.8	—

Total debt		2,115.9	2,115.9	2,246.9

Trade and other payables	FLAC	176.3	176.3	—
Lease liabilities	FLAC	75.1	75.1	—
Other financial liabilities	FLAC	30.3	30.3	—
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Forwards”)	No class	1.0	—	1.0
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Collars”)	No class	2.8	—	2.8

Total financial liabilities		2,401.4	2,397.6	2,250.7

FAAC    =     Financial Assets at amortized Cost

FAFV    =     Financial Assets at Fair value through profit or loss

FLAC    =     Financial Liabilities at amortized Cost

As in the prior year, no financial assets have been reclassified from one category to another in 2020.

Net gains and losses of financial instruments for each measurement category breaks down as follows.

Net income (loss) by measurement category
($ in millions)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
FAAC	(2.5)	(7.3)
FLAC	(144.5)	(148.2)
FAFV	31.9	17.0
No class	3.1	(1.1)

Total	(112.0)	(139.6)

The net loss for the FLAC category is included in interest expense in the consolidated statement of comprehensive income while the net gains or losses of the other categories are shown in other income or expense. Please also refer to note (3).

The net result of the FAAC measurement category contains impairment losses and reversals on trade receivables. The net result of the FAAC measurement category also includes interest income. The net result of the FLAC measurement category includes interest expenses for ongoing debt service as well as the result from loan amortization, which is also included in interest expense.

As of Dec. 31, 2020, Atotech has classified its financial instruments into the three levels of the fair value hierarchy prescribed by IFRS 13 “Fair Value Measurement” as follows. For further information on these levels and the reliability of the input parameters used, as well as the valuation techniques used, please refer to note (3).

As of Dec. 31, 2020
($ in millions)	No Level	Level 1	Level 2	Level 3	Total
Trade receivables*	262.0	—	—	—	262.0
Cash and cash equivalents	320.1	—	—	—	320.1
Other financial assets*	20.9	—	—	—	20.9
Embedded Derivatives	—	—	65.7	—	65.7
Foreign exchange contracts not designated as hedging instrument	—	—	8.7	—	8.7
Interest rate cap	—	—	0.4	—	0.4

Total financial assets	603.1	—	74.8	—	677.8

Non-current borrowings	—	—	2,194.2	—	2,194.2
Current borrowings	0.5	—	—	—	0.5

Total debt	0.5	—	2,194.2	—	2,194.7

Trade payables*	221.0	—	—	—	221.0
Lease liabilities	81.5	—	—	—	81.5
Other financial liabilities*	25.3	—	—	—	25.3
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Forwards”)	—	—	10.5	—	10.5
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Collars”)	—	—	4.3	—	4.3

Total financial liabilities	328.2	—	2,209.0	—	2,537.2

As of Dec. 31, 2019
($ in millions)	No Level	Level 1	Level 2	Level 3	Total
Trade and other receivables	245.6	—	—	—	245.6
Cash and cash equivalents	302.7	—	—	—	302.7
Other financial assets	29.0	—	—	—	29.0
Embedded Derivatives	—	—	33.8	—	33.8
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Forwards”)	—	—	—	—	—

Total financial assets	577.4	—	33.8	—	611.1

Non-current borrowings	—	—	2,246.9	—	2,246.9
Current borrowings	0.8	—	—	—	0.8

Total debt	0.8	—	2,246.9	—	2,247.7

Trade and other payables	176.3	—	—	—	176.3
Lease liabilities	75.1	—	—	—	75.1
Other financial liabilities	30.3	—	—	—	30.3
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Forwards”)	—	—	1.0	—	1.0
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Collars”)	—	—	2.8	—	2.8

Total financial liabilities	282.6	—	2,250.7	—	2,533.3

The following table presents the changes in level 3 items (embedded derivatives) for 2020 and 2019:

	Year ended Dec. 31, 2020		Year ended Dec. 31, 2019
($ in millions)	Opco Notes	Holdco Notes	Opco Notes	Holdco Notes
Balance at the start of the period	27.8	6.0	9.1	7.6

Gains/losses recognized in income statement	25.9	6.1	18.7	(1.6)

Closing balance at the end of the period	53.6	12.1	27.8	6.0

Valuation input and relationships to fair value

The risk premium of the Company is an unobservable input factor for the embedded derivatives “Opco Notes” and “Holdco Notes”. A 1% higher or lower risk premium would have led to decrease by $17.0 million or increase by $17.8 million to the reported fair value for the Opco Notes. For the Holdco Notes a 1% higher or lower risk premium would implied a decrease by $3.8 million or an increase by $4.2 million to the reported fair value.

Offsetting and Transfers of Financial Assets

In cases where the Company has a legally enforceable right to offset financial liabilities and financial assets, and has the intention settle these financial instruments on a net basis, Atotech offsets these financial instruments and reports the net amount on the balance sheet. As of Dec. 31, 2020, no financial instruments were subject to offsetting.

The Group held no collateral of financial or non-financial assets as of Dec. 31, 2020 that it is permitted to sell or repledge in the absence of default by the owner.

Financial Risk Management

In the course of its business, the Group is exposed to a number of financial risks, including market risks (including foreign exchange rate risk and interest rate risk), credit risk and liquidity risk. The Group seeks to manage and control these risks to mitigate potential financial losses. At each balance sheet date, the Company notes no risk concentrations.

Market Risk

Interest rate risk

The Group is exposed to the risk that the fair value of future cash flows will fluctuate as a result of changes in prevailing market conditions. In order to manage that risk, the Group conducted a mix of loans with fixed and floating interest rates. The total nominal loan exposure of drawn debt amounts to $2,244.0 million (excluding appr. $4.1 million local lines of credit) million of which $1,144.0 million bear interests at a fixed rate.

Based on the structure of drawn debt at year end, an increase of interest rates of 100 basis points would cause additional expense in the amount of $9.5 million.

Credit Risk

The Group is exposed to the risk of losses due to the default of a counterparty to fulfill its contractual obligations. The Group has established a credit policy under which individual credit evaluations are performed to determine credit limits and payment terms applicable to customers. Equipment projects will be monitored via internal process, the risks will be managed by Letter of Credits, Bank Guarantees and payment flows which are covering the open risk position.

To further minimize credit risk, the Group will continue to implement certain working capital optimization measures and factoring instruments in 2020.

Foreign Exchange Risk

The Group is exposed to foreign exchange risks from transactions and translations. Translation risks arise from consolidation of financial statements of foreign operations into U.S. dollars, which is in principal not hedged. Transaction risks arise from transactions in foreign currency such as operating business, financing, planned sales as well as raw material purchased. These risks are constantly monitored by the Company. To mitigate the risk of changes in exchange rates, the Group uses FX forwards, non-deliverable FX forwards and currency options.

At Dec. 31, 2020 the Group had the following open foreign currency contracts:

•	USDCNY FX forwards of $200 million due on Jan. 25, 2021

•	USDTWD FX collar option of $50 million due on Sep. 3, 2021

•	Other FX forwards of $237.1 million due until Dec. 31, 2021.

In order to hedge the risks arising from its investments in consolidated subsidiaries with CNY and TWD as their functional currency, the Company has designated a collar option and forwards into a hedge of a net investment in a foreign operation. For both currencies CNY and TWD the underlying exposure is higher than the designated hedged item. Due to the high correlation of the subsidiary´s functional currencies and the CNH respectively offshore TWD, the Company considers the hedge relationships to be highly effective.

For the period ended Dec. 31, 2020, an ineffectiveness of $3.8 million (Dec. 31, 2019: $0.6 million) has been expensed in the line item “Other income (expense), net” for all hedging instruments. The income (cost) of hedging (OCI II) is included in the line item “Hedge reserve” in other comprehensive income.

In addition to the net investment hedges, the Company hedges uncertain future cash flows arising from their operations in different countries around the globe that have different currency than the company’s functional currency. The company hedges the cash flows arising from cost-sharing agreements and other highly probable future transactions in certain currencies. All future cash flows are estimated to be highly probable.

The Company uses cash flow hedge accounting in accordance with IFRS 9. It uses foreign exchange forwards and non-deliverable forwards as hedging instruments. The company uses the hypothetical derivative method to calculate hedge effectiveness. In general, the hedges are considered to be highly effective due to the fact that the critical terms of hedging instrument and hedged items match (“Critical Terms Match Method”). In cases where critical terms do not match based on different currencies of hedging instrument (offshore currency) and hedged item (onshore currency) the hedges are considered to be highly effective due to the fact that the changes in the offshore foreign exchange rate and onshore foreign exchange rate are highly correlated; the prospective hedge effectiveness is assessed by a regression analysis.

Hedge effectiveness is assessed at inception of the hedge, at each reporting date, and upon a significant change in the circumstances affecting the hedge effectiveness requirements. The effect of credit risk is considered minimal due to the highly rated counterparties and does not significantly influence the value changes that result from economic relationship. Potential sources of ineffectiveness are changes of the payment dates or a reduction in the total amount of the hedged item and a significant change of the credit risk of either party to the hedging relationship. For the CNY-hedged items and the TWD-hedged items, a significant decrease of the correlation between the offshore and onshore Renminbi and the offshore and onshore Taiwan Dollar is also considered as a potential source of ineffectiveness.

The effective change in value resulting from the spot and time component of the derivatives are recognized in the cash flow hedge reserve of other comprehensive income. The effective change in value resulting from the cross currency basis is recognized either in the hedge reserve or in the cost of hedging reserve of other comprehensive income. Based on its hedging strategy the Company decides at inception case-by-case to exclude the cross currency basis from the hedge relationship, as permitted under IFRS 9.

The tables below summarizes the Company´s items designated as hedging instruments for cash flow hedges and net investment hedges as of Dec. 31, 2020 and as of Dec. 31, 2019.

As of Dec. 31, 2020	Notional	Carrying amount		Value of the hedging instrument*
($in million)		Financial Assets	Financial Liabilities
Net investment hedge
FX Forwards	200.0	—	(10.5)	(8.8)
FX collar	50.0	—	(4.3)	(2.2)

*	used for calculating hedge ineffectiveness (designated component)

As of Dec. 31, 2019	Notional	Carrying amount		Value of the hedging instrument*
($ in million)		Financial Assets	Financial Liabilities
Cash flow hedge
FX Forwards	0.8	—	—	—
FX non-deliverable forwards	49.5	—	(0.1)	(0.8)

Net investment hedge
FX Forwards	200.0	5.0	—	3.1
FX collar	300.0	—	(2.8)	—

*	used for calculating hedge ineffectiveness (designated component)

Notional value of Derivative Contracts

The tables below summarizes the notional value of the Company´s derivative contracts as of Dec. 31, 2020 and Dec. 31, 2019:

As of Dec. 31, 2020 ($in million)	Less than 12 months	1-5 years	More than 5 years	Notional
Foreign Exchange Forwards
USD – CNH	200.0	—	—	200.0
EUR – USD	210.3	—	—	210.3
EUR – GBP	11.6	—	—	11.6
EUR – CNY	14.2	—	—	14.2
EUR – CAD	0.6	—	—	0.6
EUR – AUD	0.1	—	—	0.1
EUR – TRY	0.2	—	—	0.2

Foreign Exchange Collar
USD – TWD	50.0	—	—	50.0

As of Dec. 31, 2019 ($in million)	Less than 12 months	1-5 years	More than 5 years	Notional
Foreign Exchange Forwards
USD – CNH	—	200.0	—	200.0
USD – CAD	0.8	—	—	0.8

Foreign Exchange Forwards non-deliverable Forwards
USD – CNY	44.5	—	—	44.5
EUR – TWD	5.0	—	—	5.0

Foreign Exchange Collar
USD – CNH	200.0	—	—	200.0
USD – TWD	50.0	50.0	—	100.0

Tables below shows the change of reserve for hedging instruments for year ended Dec. 31, 2020 and Dec. 31, 2019:

	OCI II: Cost of Hedging	OCI I: Hedge Reserve
($ in millions)		Intrinsic value of options	Foreign Exchange Transactions*
Opening balance as of Jan. 1, 2020	3.0	—	(12.9)	(9.9)

Change in fair value recognized in OCI		(2.2)	(44.8)	(47.0)
Costs of hedging recognized in OCI	2.0			2.0
Reclassified from OCI to profit or loss			0.9	0.9

Closing balance as of Dec. 31, 2020	5.0	(2.2)	(56.9)	(54.1)

*	The change in fair value recognized in OCI I includes the cumulative gains and losses from translating Term Loan B-3 from RMB into U.S. dollars of $(30.8) million.

	OCI II: Cost of Hedging	OCI I: Hedge Reserve
($ in millions)		Intrinsic value of options	Foreign Exchange Transactions*
Opening balance as of Jan. 1, 2019	5.3	—	(18.4)	(13.1)

Change in fair value recognized in OCI	—	—	6.2	6.2
Costs of hedging recognized in OCI	(2.7)	—	—	(2.7)
Reclassified from OCI to profit or loss	0.4	—	(0.7)	(0.3)

Closing balance as of Dec. 31, 2019	3.0	—	(12.9)	(9.9)

*	The change in fair value recognized in OCI I includes the cumulative gains and losses from translating Term Loan B-3 from RMB into U.S. dollars of $5.9 million.

The table below summarizes the sensitivity in market value of all hedging instruments for FX risk as of Dec. 31, 2020:

	Change of Foreign Exchange rate by
($ in millions)	+10%	-10%
USD – CNH	19.1	(23.4)
USD – TWD	3.7	(5.9)

Liquidity risk

As of Dec. 31, 2020, the Group held cash and cash equivalents of 320.1 million. In order to facilitate group-wide liquidity, the Group entered into a Revolving Credit Facility (RCF) as well as bilateral credit lines that allow the Group to account for dynamically changing liquidity requirements.

The table below summarizes the Group´s financial liabilities (both derivative and non-derivative) according to their respective contractual maturities, based on undiscounted cash flows as of Dec. 31, 2020. The balances due within the next 12 months equal their carrying amounts, as the effect of discounting is considered immaterial.

($ in millions)	< 12 months	1 -3 years	3 -5 years	> 5 years	Total	Carrying amount
Trade payables	218.6	1.9	0.1	0.4	221.0	221.0
Borrowings	134.6	476.0	1,907.4	—	2,518.1	2,066.2
Other financial liabilities	38.5	1.5	0.0	0.0	40.1	40.1
thereof derivative financial instruments	14.8	—	—	—	14.8	14.8

Total	391.8	479.4	1,907.5	0.5	2,779.1	2,327.2

The maturities of lease liabilities are shown in note (9). As of Dec. 31, 2020, there are no risk concentrations at the Group with regard to liquidity risk.

As of Dec. 31, 2019, the Group held cash and cash equivalents of $302.7 million. In order to facilitate group-wide liquidity, the Group entered into a Revolving Credit Facility (RCF) as well as bilateral credit lines that allow the Group to account for dynamically changing liquidity requirements.

The table below summarizes the Group´s financial liabilities (both derivative and non-derivative) according to their respective contractual maturities, based on undiscounted cash flows as of Dec. 31, 2019. The balances due within the next 12 months equal their carrying amounts, as the effect of discounting is considered immaterial.

($ in millions)	< 12 months	1 -3 years	3 -5 years	> 5 years	Total	Carrying amount
Trade payables	176.3	—	—	—	176.3	176.3
Borrowings	140.5	278.2	1,833.4	438.2	2,690.3	2,115.9
Other financial liabilities	30.9	3.3	—	—	34.2	34.2
thereof derivative financial instruments	2.3	1.6	—	—	3.9	3.9

Total	347.7	281.5	1,833.4	438.2	2,900.8	2,326.4

As of Dec. 31, 2019, there are no risk concentrations at the Group with regard to liquidity risk.

(23)	Business Combinations

On Aug. 31, 2020, Atotech acquired 100% of the issued and registered share capital of the privately owned company Visutech Plating Ltd., Minsk/ Belarus (“Visutech”). Visutech develops software for plant control. The Group acquired Visutech for $2.7 million paid in cash. In the purchase price allocation, the fair value of the acquired assets was mainly allocated to intangible assets consisting of acquired software.

(24)	Segment Reporting

The Group identifies an operating segment as a component: (i) that engages in business activities from which it may earn revenues and incur expenses; (ii) whose operating results are regularly reviewed by the Chief Operating Decision Maker (CODM) as defined under IFRS 8 “Operating Segments” to make decisions about resources to be allocated to the segment and assess its performance; and (iii) that has available discrete financial information.

The CODM reviews financial information at the operating segment level to allocate resources and to assess the operating results and financial performance for each operating segment. The Group’s CODM is identified as Geoffrey Wild, CEO and member of Board of Directors, because he has final authority over performance assessment and resource allocation decisions. The Group’s segments are based on the type and concentration of customers served, service requirements, methods of distribution and major product lines.

The EL segment services the electronics supply chain, with specialty chemicals used in the plating process for PCBs embedded in smartphones, computing hardware, tablets, semiconductor packing, other electronic devices and production equipment which are a critical element of the electronics value chain.

The GMF segment supplies specialty plating chemicals for functional and decorative surface finishing applications to a diverse set of customers, including automotive, building products, heavy machinery, household fixtures, decorative hardware as well as production equipment.

The CODM assesses the performance of the operating segments based on Segment Adjusted EBITDA. This measure is defined as EBITDA (consolidated net income (loss) before interest, taxes, depreciation and amortization, excluding impairment charges) adjusted for certain items which management believes do not reflect the core operating performance of the operating segments. Such adjustments described below in more detail include non-cash effects of non-operating costs such as share-based compensation and impairments, foreign currency transaction losses, net, restructuring costs, the impact of discontinued activities, certain costs related to business combinations, and management fees paid to Carlyle.

No segment asset or liability measures are reported to the CODM, and such measures are not used for purposes of assessing performance or allocating resources. The following tables summarize selected financial information by segment:

	Year ended Dec. 31, 2020			Year ended Dec. 31, 2019			Year ended Dec. 31, 2018
($ in millions)	EL	GMF	Total	EL	GMF	Total	EL	GMF	Total
Revenue	797.7	436.6	1,234.3	682.9	504.9	1,187.8	669.4	543.4	1,212.8
thereof Chemistry revenue	690.0	424.0	1,114.0	596.2	469.3	1,065.5	568.5	498.0	1,066.5
thereof Equipment revenue	107.7	12.6	120.3	86.7	35.6	122.3	100.9	45.4	146.3
Segment Adjusted EBITDA	259.0	104.9	363.9	241.6	138.5	380.1	227.2	146.5	373.7

The comparability of segment adjusted EBITDA between the year ended Dec. 31, 2020 and prior periods is affected by the first-time application of IFRS 16 “Leases”. Please refer to note (9) for the impact of IFRS 16 on the year ended Dec. 31, 2020.

Reconciliation of Segment Adjusted EBITDA to consolidated net income follows:

($ in millions)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
EL Segment Adjusted EBITDA	259.0	241.6	227.2
GMF Segment Adjusted EBITDA	104.9	138.5	146.5
Gain on disposal of fixed assets(a)	—	6.1	—
Non-cash adjustments(b)	(250.7)	10.2	(16.9)
Foreign exchange loss(c)	(14.8)	2.4	0.2
Restructuring(d)	(2.5)	(13.4)	(14.8)
Eliminated product categories(e)	—	—	0.1
Transaction related costs(f)	(7.6)	(7.1)	(16.4)
Management fee(g)	(2.7)	(2.4)	(2.2)
COVID-19 adjustment(h)	(2.2)	—	—
Interest expense, net	(142.0)	(148.1)	(133.3)
Income taxes	(64.3)	(54.8)	(52.4)
Depreciation and amortization (excluding impairment charges)	(166.4)	(165.4)	(161.7)

Consolidated net income (loss)	(289.4)	7.6	(23.7)

(a)	Eliminates the cash impact of gains on the sale of fixed assets.
(b)

Eliminates the non-cash impact of (1) share-based compensation, (2) losses on the sale of fixed assets, (3) impairment charges, and (4) mark-to-market adjustments related to the Group’s foreign currency derivative and bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes.

(c)	Eliminates net foreign currency transactional gains and losses.
(d)	Eliminates charges resulting from restructuring activities principally from the Group’s cost reduction efforts.
(e)

In 2016, the Group determined to discontinue the sale of products containing Chrome VI and to exit the product lines for soldermasks and resists for secondary imaging technology, which the Group refers to as the “EM” product line. Accordingly, this adjustment eliminates the EBITDA generated by sales of products containing Chrome VI and sales of products in the EM product line during the periods presented.

(f)

Reflects an adjustment to eliminate (1) purchase accounting and transaction fees incurred as part of the Acquisition, (2) fees associated with the foreign currency exchange derivatives entered into in conjunction with the Acquisition, and (3) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives.

(g)	Reflects an adjustment to eliminate fees paid to Carlyle. These fees will cease to be paid after an initial public offering or similar event.
(h)

Eliminates extraordinary charges in connection with COVID-19, including $1.7 million for masks, sanitizers, and other Covid-19 related expenses at certain plant and office locations and $0.5 million of expenses incurred during locally mandated shutdowns in China, Malaysia, and India.

Non-current assets by country were as follows5:

($ in millions)	As of Dec. 31, 2020	As of Dec. 31, 2019
China	881.7	969.5
Germany	816.1	837.7
Other countries	1,044.7	1,171.2

Total	2,742.5	2,978.4

(25)	Related Parties

Atotech identified related parties in accordance with IAS 24. Atotech had transactions with related parties in the reporting period in the ordinary course of business.

The Group entered into a consulting agreement with the Sponsor under which the Company, or its subsidiaries, will pay the Sponsor an annual fee of $1.8 million for consulting services to the Group. The annual fee is payable on a quarterly basis. For the year ended Dec. 31, 2020, the Group paid the Sponsor $1.8 million for consulting services and $0.2 million for expense reimbursements.

[5]	Excluding financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts.

Additionally, the Group ordered inventories of $0.0 million (prior year: $0.7 million) from related parties through the reporting period. As of Dec. 31, 2020, trade receivables from related parties amounted to $0.5 million (prior year: $0.0 million).

Transactions with Key Management Personnel

Key management personnel consists of a total of nineteen individuals as of Dec. 31, 2020, who constitute people having authority and responsibility for planning, directing, and controlling the Company’s activities. For the year ended Dec. 31, 2020, key management personnel compensation related to share-based payments was $0.1 million. See note (15) for further details regarding the share-based payment plans offered to employees.

As of Dec. 31, 2020, the key management personnel of the Company consists of the members of the Senior Management Team (CEO, CFO, COO, two Presidents, and four Vice Presidents) and the Board of Directors.

Compensation of the Company’s key management personnel includes salaries, short- and long-term benefits as well as post-employment benefits. Additionally, the entire key management personnel participate in the Company’s Performance Shares Program.

($ in millions)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Short-term employee benefits	8.6	7.0	7.8
Post-employment benefits	0.3	0.2	0.2
Share-based payments	0.1	0.1	0.1

Total	9.0	7.3	8.1

(26)	List of Subsidiaries

	Dec. 31, 2020				Dec. 31, 2019
Entity Name	Consolidation method	% of interest		Immediate Parent Company	Consolidation method	% of interest		Immediate Parent Company
Alpha 2 B.V.	FC	100%		Atotech UK Topco Ltd.	FC	100%		Atotech UK Topco Ltd.
Alpha 3 B.V.	FC	100%		Atotech Alpha 2 B.V.	FC	100%		Atotech Alpha 2 B.V.
Alpha 4 B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Alpha 5 B.V.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Alpha Germany Bidco GmbH	FC	100%		Alpha 4 B.V.	FC	100%		Alpha 4 B.V.
Alpha US Bidco, Inc.	FC	100%		Atotech Alpha 3 B.V.	FC	100%		Atotech Alpha 3 B.V.
Atotech (Singapore) Chemicals Pte. Ltd. (formerly Atotech S.E.A. Pte. Ltd.)	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech (Yangzhou) Chemicals Ltd	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Asia Pacific Ltd.****	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech B.V.	FC	100%		Atotech Alpha 3 B.V.	FC	100%		Atotech Alpha 3 B.V.
Atotech Beteiligungs und Management GmbH & Co KG	FC	100%		Alpha 4 B.V.	FC	100%		Alpha 4 B.V.
Atotech Canada Ltd.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech China Chemicals Ltd.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech CZ, a.s.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech de México S.A. de C.V.	FC	99.99	%*	Atotech B.V.	FC	99.99	%*	Atotech B.V.
Atotech Deutschland GmbH	FC	94	%***	Atotech Beteiligungs und Management GmbH & Co. KG	FC	94	%***	Atotech Beteiligungs und Management GmbH & Co. KG
Atotech Development Center Private Limited	FC	99.99	%**	Atotech B.V.	FC	99.99	%**	Atotech B.V.
Atotech Do Brasil Galvanotécnica Ltda.	FC	99.99	%*	Atotech B.V.	FC	99.99	%*	Atotech B.V.

	Dec. 31, 2020				Dec. 31, 2019
Entity Name	Consolidation method	% of interest		Immediate Parent Company	Consolidation method	% of interest		Immediate Parent Company
Atotech Espana S.A.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech France S.A.	FC	99.99	%**	Atotech B.V.	FC	99.99	%**	Atotech B.V.
Atotech India Private Limited	FC	99.99	%**	Atotech B.V.	FC	99.99	%**	Atotech B.V.
Atotech Istanbul Kimya Sanayi Ticaret Ltd Sti	FC	99.26	%*	Atotech B.V.	FC	99.26	%*	Atotech B.V.
Atotech Italia S.r.l.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Japan K.K.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Korea Ltd.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Malaysia Sdn. Bhd.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Österreich GmbH	FC	100%		Atotech Beteiligungs und Management GmbH & Co. KG	FC	100%		Atotech Beteiligungs und Management GmbH & Co. KG
Atotech Poland Sp. z.o.o.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Servicios de México S.A. de C.V.	FC	100%		Atotech de México S.A. de C.V.	FC	100%		Atotech de México S.A. de C.V.
Atotech SK, s.r.o.	FC	100%		Atotech CZ, a.s.	FC	100%		Atotech CZ, a.s.
Atotech Skandinavien AB	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Taiwan Limited	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Thailand Ltd.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech UK Ltd.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech UK Topco Ltd.	FC	100%		Atotech Limited
Atotech USA, LLC.	FC	100%		Alpha US Bidco, Inc.	FC	100%		Alpha US Bidco, Inc.
Atotech Vietnam C.o. Ltd.	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Atotech Slovenija d.d.	FC	100%		Atotech Beteiligungs und Management GmbH & Co. KG	FC	100%		Atotech Beteiligungs und Management GmbH & Co. KG
J-KEM International AB	FC	100%		Atotech Skandinavien AB	FC	100%		Atotech Skandinavien AB
UAB Atotech Chemata (Lithuania)	FC	100%		Atotech B.V.	FC	100%		Atotech B.V.
Visutech Plating Ltd.	FC	100%		Atotech B.V.
Atotech (Philippines) Chemicals, Inc.	Non-consolidated	99	%******	Atotech B.V.	Non-consolidated	99	%******	Atotech B.V.
Atotech Argentina S.A.	Non-consolidated	100%		Atotech B.V.	Non-consolidated	100%		Atotech B.V.
Atotech Australia PTY Ltd.	Non-consolidated	100%		Atotech B.V.	Non-consolidated	100%		Atotech B.V.
Atotech Bulgaria EOOD	Non-consolidated	100%		Atotech B.V.	Non-consolidated	100%		Atotech B.V.
OOO Atotech-Chemeta (Russia)	Non-consolidated	95	%*****	Atotech B.V.	Non-consolidated	95	%*****	Atotech B.V.
PT. Atotech Indonesia Chemicals	Non-consolidated	99	%******	Atotech B.V.	Non-consolidated	99	%******	Atotech B.V.

*	Minority interest is owned by Atotech Deutschland GmbH.
**	Minority interest is owned by Management staff.
***	Atotech B.V. holds 6% in Atotech Deutschland GmbH.
****	Atotech Asia Pacific Ltd. includes two immaterial entities.
*****	Atotech Deutschland GmbH holds 5%.
******	Atotech B.V. holds 1%.

(27)	Commitments

At Dec. 31, 2020, the Group had commitments of $26.4 million which mainly relate to purchasing obligations and are mostly due in one year or less. At Dec. 31, 2019, the commitments of the Group amounted to $21.4 million which mainly related to purchasing obligations and were mostly due in one year or less.

(28)	Subsequent Events

On Jan. 25, 2021, the Atotech Group commenced its initial public offering (“IPO”). In connection with the consummation of the IPO, Atotech Limited issued 64,997,558 additional common shares on a pro rata basis to all existing common shareholders (an additional 2.4851 shares for each existing share), increasing the number of common shares from 26,154,998 to 91,152,556. The effect of this share issuance has been reflected on a retrospective basis in these financial statements.

On Feb. 3, 2021, all outstanding preferred shares of Atotech Limited were converted to common shares with all accrued interest on the preferred shares capitalized and paid out as additional common shares substantially concurrently with the reduction in number of preferred shares to an amount that allowed for a one for one exchange of preferred shares for common shares based on the IPO offering price of $17.00 per common share. The number of common shares issued per preferred share was 0.0799 common shares per preferred share, resulting in the issuance of 74,243,600 additional common shares.

On Feb. 4, 2021, Atotech Limited has priced its initial public offering of 29,268,000 of its common shares at $17.00 per share on the New York Stock Exchange under the ticker symbol “ATC”. The offering was closed on Feb. 8, 2021, subject to customary closing conditions. The proceeds from the offering were approximately $472.7 million, after deducting the underwriting discount and before deducting offering expenses. Following the consummation of the IPO, the number of common shares outstanding amounted to 194,664,156.

On Feb. 11, 2021, the IPO proceeds were used to repay borrowings (Opco Notes and Holdco Notes) in the amount of $644.0 million. For this purpose, on Feb. 10, 2021 the Group elected to draw down an additional $100.0 million from the existing revolving credit facility. Due to the repayment of the borrowings, an early repayment fee in the amount of $7.0 million was incurred. Moreover, the early repayment led to the derecognition of capitalized acquisition costs and embedded derivatives connected with the borrowings. In total, the Group recorded an impact of $(73.3) million in the first quarter of 2021 in the consolidated statement of profit or loss, whereby only the early repayment fee is cash-effective.

1.	Separate Unaudited Financial Statements of Atotech Ltd.

1.1	Statements of Profit or loss

($ in thousands)	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Selling, general and administrative expenses	(3,719.6)	0.0

Operating profit (loss)	(3,719.6)	0.0

Interest expense	(14.1)	0.0
Other income (expense), net	(99.8)	0.0

Income (loss) before income taxes	(3,833.5)	0.0

Income tax expense	—	—

Consolidated net income (loss)	(3,833.5)	0.0

1.2	Statements of Financial Position

($ in thousands)	As of Dec. 31, 2020	As of Dec. 31, 2019
Assets
Non-current assets
Investments in subsidiaries	95,552.5	—

Total non-current assets	95,552.5	—

Current assets
Other financial assets	—	0.0

Total current assets	—	0.0

Total assets	95,552.5	0.0

Liabilities & shareholders’ equity
Shareholders’ equity
Common shares and preferred shares	95,552.5	0.0
Paid-in surplus and retained earnings	-3,833.5	—

Total shareholders’ equity	91,719.0	0.0

Non-current liabilities
Borrowings	926,3	—
Thereof from subsidiaries	926,3	—

Total non-current liabilities

Current liabilities
Trade payables	2,463.4	—
Thereof from subsidiaries	645.0	—
Tax liabilities	443.7	—

Total current liabilities	2,907.2	—

Tota liabilities & shareholders’ equity	95,552.5	0.0

1.3	Notes to the separate Financial Statements of Atotech Ltd.

(1)	Reporting entity

Atotech Limited (in the following, “Atotech” or the “Company”) is a public Bailiwick of Jersey company with limited liability incorporated on Dec. 12, 2018. The directors deem the Company to be centrally managed and controlled in the United Kingdom. The Company is registered and incorporated in Jersey a with its registered seat in 3rd floor, 44 Esplanade, St Helier, JE4 9WG, Jersey and the address of its registered head office in William Street, West Bromwich, West Midlands, B70 OBG, United Kingdom. The company number is 127906.

Atotech Limited was incorporated for purposes of becoming the new holding company of the Atotech Group. For the years ended Dec. 31, 2018 and 2019, Atotech Limited had no operations, assets, or liabilities. On Jan. 25, 2020, Atotech Limited became the direct parent of Atotech UK Topco Limited. The shareholders of Atotech UK Topco Limited contributed all outstanding equity interests of Atotech UK Topco Limited to Atotech Limited in exchange for an equal number common shares and preferred shares of Atotech Limited. As a result, Atotech Limited superseded Atotech UK Topco Limited as the ultimate parent of the Atotech Group.

(2)	Basis of preparation

Statement of Compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These separate financial statements of Atotech Limited have not been authorized for issuance by the directors yet.

Omission of statements of comprehensive income, cash flows and changes in shareholders’ equity

Until Dec. 31, 2019, Atotech Limited had no operations, assets, or liabilities. Accordingly, the statements of comprehensive income, cash flows and changes in shareholders’ equity have been omitted.