Form 20-F/A
period 2020-12-31
Atotech Ltd
filed 2021-03-25
CIK 1762459

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F (the “Original Form 20-F”) of Atotech Limited (the “Company”) for the year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 4, 2021, is being filed solely for the purpose of adding Exhibit 101 and to furnish the Interactive Data File (as defined in Rule 11 of Regulation S-T) as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101, which contains interactive data files in eXtensible Business Reporting Language (“XBRL”), was previously omitted from the Original Form 20-F in accordance with the 30-day grace period for initial interactive data submission under Rule 405 of Regulation S-T.

Except as described above, this Amendment does not, and does not purport to, amend, modify, update or restate any information set forth in the Original Form 20-F or reflect any events that occurred subsequent to the filing of the Original Form 20-F on March 4, 2021.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

PART III

Item 19.	Exhibits

The following are furnished as exhibits hereto:

Exhibit No.	Description of Index

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the registrant’s Annual Report on Form 20-F on its behalf.

Atotech Limited

By:	/s/ Geoff Wild
Name:	Geoff Wild
Title:	Chief Executive Officer

Date: March 25, 2021

***

3