Form 20-F
period 2021-12-31
Atotech Ltd
filed 2022-04-11
CIK 1762459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number:
001-40007

Atotech Limited
(Exact name of Registrant as specified in its charter)

Bailiwick of Jersey
(Jurisdiction of incorporation)
William Street, West Bromwich
West Midlands
, B70 0BG
United Kingdom
(address of principal executive offices)

Josh McMorrow
Vice President, Group General Counsel and Secretary
Erasmusstrasse 20
10553
Berlin
, Germany
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 194,695,832 common shares, $0.10 par value per share.
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

☒

No

☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files
).
Yes
  ☒    No  ☐
Indicate by chec
k mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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
Atotech Limited is a Bailiwick of Jersey company incorporated on December 12, 2018 for purposes of becoming the new holding company of Alpha 2 B.V., a private company with limited liability (
besloten vennootschap met beperkte aansprakelikheid
) incorporated under the laws of the Netherlands with its corporate seat in De Meern and registered with the Dutch chamber of commerce under number 66937442 (“Holdco”) and its subsidiaries. For the year ended December 31, 2019, Atotech Limited had no operations, assets, or liabilities. On January 25, 2020, Atotech Limited became the direct parent of Atotech UK Topco Limited, an indirect parent of Holdco. The Carlyle Group Inc. and its affiliates and all other shareholders of Atotech UK Topco Limited contributed all outstanding equity interests of Atotech UK Topco Limited to Atotech Limited in exchange for an equal number of common shares and preferred shares of Atotech Limited (the “Initial Reorganization”). As a result of the Initial Reorganization, Atotech Limited supersedes Atotech UK Topco Limited as the ultimate parent of the Atotech group. This change had no effect on the presentation of the financial statements and does not constitute a business combination under IFRS 3.
Unless otherwise indicated, (i) financial information included herein for periods following the indirect acquisition by Atotech UK Topco Limited on January 31, 2017 (the “Acquisition”) of all the outstanding equity interests of Atotech B.V., a private company with limited liability (
besloten vennootschap met beperkte aansprakelikheid
) incorporated under the laws of the Netherlands, but prior to January 1, 2020 (the year ended December 31, 2019 being the last fiscal period ended prior to the Initial Reorganization) is that of Atotech UK Topco Limited and (ii) financial information included herein for periods beginning on or after January 1, 2020 is that of Atotech Limited. Unless otherwise indicated, references to “Atotech Limited” are to Atotech UK Topco Limited for periods ended prior to January 1, 2020 and following the Acquisition and are to Atotech Limited for periods beginning on or after January 1, 2020.
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
On February 12, 2021, the net proceeds from the IPO, along with $100.0 million of borrowings under a revolving credit facility, were used to repay all $425.0 million aggregate principal amount of our outstanding 6.250% Senior Notes due 2025 (the “Opco Notes”) at a price of 101.563% of the principal amount thereof and all $219.0 million aggregate principal amount of our 8.75%/9.50% Senior PIK Toggle Notes (the “Holdco Notes”) at a price of 101.000% of the principal amount thereof (collectively, the “Redemptions”). The Redemptions resulted in the incurrence of early repayment fees in the amount of $8.8 million and the de-recognition
of capitalized financing costs and embedded derivatives connected with the indebtedness. In total, we recorded expenses of $75.6 million in the first quarter of 2021 in the consolidated statement of profit or loss, of which only the early repayment fee is cash-effective.
On March 18, 2021, we refinanced (the “Refinancing”) our previous senior secured first lien term loan facility (the “Old Term Loan Facility”) that consisted of a tranche denominated in U.S. dollars (the “Old USD Term Loan Facility”) and a tranche denominated in renminbi, the currency of China (“RMB”) (the “Old RMB Term Loan Facility” and, together with the Old USD Term Loan Facility, the “Old Term Loan Facilities”) as well as our previous senior secured first lien multi-currency revolving credit facility (the “Old Revolving Credit Facility” and, together with the Old Term Loan Facilities, the “Old Senior Secured Credit Facilities”). As a result of the Refinancing, we entered into a new credit agreement, which provides for (i) a U.S. dollar-denominated senior secured term loan facility in an initial aggregate principal amount of $1.35 billion (the “USD Term Loan Facility”),

(ii) a Euro-denominated senior secured term loan facility in an initial aggregate principal amount of €200.0 million (the “EUR Term Loan Facility” and, together with the USD Term Loan Facility, the “Term Loan Facilities”) and (iii) a senior secured multi-currency revolving credit facility that provides for revolving loans, letters of credit and ancillary facilities pursuant to commitments in an aggregate principal amount of up to $250.0 million (the “Revolving Credit Facility” and, together with the Term Loan Facilities, the “Senior Secured Credit Facilities”). The Refinancing and the Redemptions resulted in the de-recognition
of capitalized financing costs in the amount of $54.7 million, which had a non-cash
impact on our statements of comprehensive income/(loss).
MKS Acquisition
As previously disclosed in the Report of Foreign Private Issuer on Form
6-K
filed by us on July 1, 2021, we entered into a definitive agreement (the “Implementation Agreement”) with MKS Instruments, Inc., a Massachusetts corporation (“MKS”), on July 1, 2021 providing for, subject to the terms and conditions of such definitive agreement, the acquisition of Atotech Limited by MKS (the “MKS Acquisition”), which is expected to be implemented by means of a scheme of arrangement under the laws of Jersey (the “Scheme”). As previously disclosed in the Report of Foreign Private Issuer on Form
6-K,
filed on September 28, 2021, we announced the posting of the document setting out, among other things, the terms and conditions of the Scheme (the “Scheme Document”).
As previously disclosed in the Report of Foreign Private Issuer on Form
6-K,
filed on November 3, 2021, the Scheme was approved by the Scheme Shareholders at the Court Meeting and the special resolution to implement the Scheme was passed by the Atotech Shareholders at the General Meeting. As previously disclosed in the Report of Foreign Private Issuer on Form
6-K,
filed on April 1, 2022, the Company, MKS, and Atotech Manufacturing, Inc., an indirect wholly-owned subsidiary of MKS, entered into an amendment to the Implementation Agreement (the “Amendment”), which, among other things, provided for additional time for the satisfaction of certain closing conditions set forth in the Implementation Agreement, including approval of the Acquisition by the Royal Court of Jersey and receipt of certain antitrust regulatory approvals, such that the Long Stop Date (as defined in the Implementation Agreement) shall be extended from March 31, 2022 to September 30, 2022.
As of the date hereof, the MKS Acquisition has received the approval from 12 out of 13 global antitrust regulatory authorities. The parties are continuing to work constructively with the State Administration of Market Regulation in China with respect the remaining regulatory approval. Completion of the MKS Acquisition is also subject to obtaining the required sanction of the Scheme by the Royal Court of Jersey and satisfaction of customary closing conditions. Capitalized terms not defined in this paragraph and the preceding paragraph have the meaning given to such term in the Scheme Document.
Market, Economic, and Industry Data
This annual report includes market, economic, and industry data as well as certain statistics and information relating to our business, markets, and other industry data, which we obtained or extrapolated from industry publications, generated through internal estimates, our review and analysis of market conditions, surveys, customer feedback, and reports provided by various statistics providers, market research organizations, and others. While we believe that such data is reliable, we have not independently verified such data and cannot guarantee the accuracy or completeness thereof. Additionally, we cannot assure you that any of the assumptions underlying these statements are accurate or correctly reflect our position in the industry, and not all of our internal estimates have been verified by any independent sources. Furthermore, we cannot assure you that a third-party using different methods to assemble, analyze, or compute market data would obtain the same results.

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

•
increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, including, for example, the recent Russia/Ukraine crisis and resulting sanctions on Russia and its economy, among other things;

•	natural disasters that may materially adversely affect our business, financial condition, and results of operations;

•	the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities;

•	damage to our brand reputation;

•	Carlyle’s ability to control our common shares;

•	our pending acquisition (the “MKS Acquisition”) by MKS Instruments, Inc. (“MKS”);

•	any statements of belief and any statements of assumptions underlying any of the foregoing;

•	other factors disclosed in this report; and

•	other factors beyond our control.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. [Reserved]
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
COVID-19
outbreak or other similar outbreaks.
Health concerns arising from the outbreak of a health epidemic or pandemic, including
COVID-19,
have had and will, for the foreseeable future, continue to have, an adverse effect on our business. Our business has been and will, for the foreseeable future, continue to be adversely affected by potential outbreaks of widespread pandemics, including the rise of various strains of coronavirus, such as
COVID-19,
or avian flu or swine flu, such as H1N1, particularly if any such outbreak is located in regions from which we derive a significant amount of revenue or profit. For example, our operations in China experienced disruptions due to
COVID-19,
first identified in Wuhan, Hubei Province, China. As a result of
COVID-19,
authorities around the world have implemented numerous measures to try to contain the disease, such as travel bans and restrictions, quarantines, shelter in place orders and shutdowns, vaccine requirements and mask mandates, among others. Although various jurisdictions are lifting restrictions that were introduced as a result of the
COVID-19
pandemic, it is difficult to predict the speed and impact of any economic recovery. It is similarly difficult to predict the impact of a potential resurgence of
COVID-19
and the
re-imposition
of travel and social distancing restrictions. The number of
COVID-19
cases continues to increase in certain parts of the world and the pandemic has had a detrimental impact on the global economy and the financial markets and economies of many countries, with the ongoing global economic impact remaining difficult to predict. We have taken a number of actions that have impacted and continue to impact our business, including transitioning employees across our offices to remote arrangements and implementing new safety measures at our production facilities. While we believe such actions were necessary and reasonable as a result of the
COVID-19
pandemic, to the extent such actions prove unsuccessful or limit our ability to maintain production capacity in the future, our financial results may be materially and adversely impacted. We believe
COVID-19
has had a negative effect on demand for certain of our products (particularly in our GMF segment), and, in turn, our financial results, including the year ended December 31, 2021. It remains difficult to predict the ongoing impact of
COVID-19
on our business and
COVID-19
may continue to impact our financial results in the future.

The extent of the future impact of the
COVID-19
pandemic on our operational and financial performance will depend on unpredictable future developments, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the disease or limit its impact, such as vaccine production and distribution, related restrictions on travel, the emergence and severity of new variant strains of
COVID-19
and the duration, timing and severity of the impact on customer spending, including any recession resulting from the pandemic. Similarly, the impact of any governmental response or other stimulus action may have an impact on our financial results, particularly if such response or stimulus is more limited than anticipated by our customers and the global financial markets. An extended period of global supply chain and economic disruption as a result of the
COVID-19
pandemic could have a material negative impact on our business, results of operations, access to sources of liquidity, and financial condition. While many geographies have begun to lift restrictions that were introduced as a result of the
COVID-19
pandemic, the potential for a resurgence of
COVID-19
could result in the
re-imposition
of multiple restrictions, including social distancing measures, shelter in place orders, quarantines or shutdowns, and could prolong the time until normalization of economic activity. Currently, we continue to evaluate our ability to operate in light of recent resurgences of
COVID-19,
including the emergence of new variant strains of
COVID-19
such as the Delta and Omicron variants, which have and may in the future necessitate renewed government restrictions, and the advisability of continuing operations, based on international, federal, state and local guidance, evolving data concerning the pandemic and the best interests of our employees, customers and shareholders. Accordingly, there can be no assurance that any of our facilities will remain open (in full or in part), that our employees that continue to work remotely will return to the office or that our other operations will continue at full or limited capacity. Our financial results may be materially and adversely impacted by a variety of factors that have not yet been determined.
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
Furthermore, a significant outbreak of any other contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect our operating results. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations. For further discussion on the impact of
COVID-19
on our business, see Item 5. “
Operating and Financial Review and Prospects—Impact of COVID
-19
on Our Business
.”
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
Additionally, competitors could benefit from favorable tax regimes or additional governmental grants and subsidies. Certain of our competitors in various countries in which we do business, including China, may be owned by, or affiliated with members of local governments and political entities. These competitors may receive special treatment with respect to regulatory compliance and product registration, while certain of our products, including those based on new technologies, may be delayed, or even prevented from entering into the local market. Further, because many of our competitors are small divisions of large, international businesses, these competitors may have access to greater resources than we do and may therefore be better able to withstand a change in conditions within our industry and throughout the economy as a whole.
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
Factors adversely affecting our direct customers and their direct and indirect customers may also adversely affect us. These factors include:

•	recessionary periods in their markets, including the impact of COVID-19 on their budgets and financial condition;

•	their inability to adapt to rapidly changing technology and evolving industry standards, which may contribute to short product lifecycles or shifts in their strategies;

•	their inability to develop, market, or gain commercial acceptance of their products, some of which are new and untested;

•	their products becoming commoditized or obsolete;

•	loss of business or a reduction in pricing power experienced by our customers and their direct and indirect customers;

•	the emergence of new business models or more popular products and shifting patterns of demand;

•	a highly competitive consumer products industry, which is often subject to shorter product lifecycles, shifting end-user preferences, and higher revenue volatility; and

•	the loss of manufacturing capacity due to tightening environmental legislation and its enforcement.
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
Our revenue, earnings, and other operating results have fluctuated in the past and may fluctuate in the future. If demand for our products fluctuates as a result of economic conditions or for other reasons, our revenue and profitability could be impacted. Our future operating results will depend on many factors, including the following:

•	business and macroeconomic changes, including downturns in the electronics (“EL”) and general metal finishing (“GMF”) plating markets and the overall global economy;

•	geopolitical changes and instability, including trade disputes and military conflicts, such as the Russia/Ukraine crisis and the resulting sanctions imposed on Russia and its economy;

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
We are also sensitive to general trends and changes in the key markets we serve. Some of these markets, including the markets for smartphones, communication infrastructure, cloud computing, automotive surface finishing, and automotive electronics, exhibit a high degree of cyclicality. Decisions to purchase our chemistry and equipment are largely the result of the performance of these and other end-markets.
If demand for output in these
end-markets
decreases, demand for our offerings will decrease as well. Demand for the products produced by customers in our end-markets
is impacted by numerous factors, including macroeconomic conditions, inflation, prices of commodities, rates of infrastructure spending, consumer confidence and spending, labor conditions, the state of the global supply chain, and fuel costs, among others. Increases or decreases in these variables globally may significantly impact the demand for our offerings and could have a material adverse effect on our business, financial condition, and results of operations. If we are unable to accurately predict demand in our end-markets
or of the customers we serve, we may be unable to meet our customers’ needs, resulting in the loss of potential sales. Alternatively, we may manufacture excess products, resulting in increased inventories and overcapacity in our manufacturing facilities, increasing our incremental production costs and decreasing our operating margins.
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
Although $226.5 million of our indebtedness is denominated in Euro, as of December 31, 2021, 86% of our debt under the Senior Secured Credit Facilities is denominated in U.S. dollars. Because a majority of our revenues and costs are denominated in currencies other than the U.S. dollar, changes in foreign currency exchange rates, and in particular changes in the value of the Euro, could reduce our ability to service our debt.
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
We are a Jersey company with material business operations in Europe. Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union and ratified a trade and cooperation agreement governing its future relationship with the European Union. The agreement, which entered into force on May 1, 2021 after full ratification by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between, the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal.
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
Natural disasters, catastrophes, fire,
man-made
disasters, or other unexpected events could have a material adverse effect on our business, financial condition, and results of operations.
Many of our business activities involve substantial investments in manufacturing facilities. These facilities could be materially damaged by natural disasters, such as floods, tornadoes, hurricanes, and earthquakes, or by fire, man-made
disasters, such as war or a terrorist attack, or other unexpected events such as adverse weather conditions or other disruptions to our facilities, supply chain, or our customer’s facilities. We could incur uninsured losses and liabilities arising from such events, including damage to our reputation, and/or suffer material losses in operational capacity, which could have a material adverse impact on our business, financial condition, and results of operations.

Any natural disaster, catastrophe, fire,
man-made
disaster, or other unexpected event could result in personal injury and loss of life, damage to property, and contamination of the environment, which may result in a shutdown of our facilities, suspension of operations, and the imposition of civil or criminal fines, penalties and other sanctions, cleanup costs, and claims by governmental entities or third parties. We are dependent on the continued operation of our production facilities, and the loss or shutdown of operations over an extended period at any of our other major operating facilities could have a material adverse effect on our business, financial condition, and results of operations.
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
The loss of any one of our most significant customers could have a material adverse effect on our business, financial condition, and results of operations for the affected earnings periods. The principal products purchased by such customers are EL chemistry products used in connection with the manufacturing of electronics components, including printed circuit boards (“PCBs”) and semiconductors (“SCs”), and GMF chemistry products used in the manufacturing of products for the automotive surface finishing, construction equipment, household appliances, fixtures, and heavy machinery industries. Additionally, we have lost customers in Russia in connection with our recent decision to halt all sales to or in Russia. While we believe that the loss of such customers are immaterial to our business, financial condition, and results of operations, to the extent that the military conflict in Ukraine continues or escalates, we may continue to lose customers in and around Russia which, in the aggregate, may have a material adverse effect on our business, financial condition, and results of operations.
For fiscal 2021, our top ten customers represented approximately 27% of our chemistry revenues although no single customer represented more than 6% of our chemistry revenue. Loss of any such customer or any disruption in our relationship with such customers, could result in a reduction of revenue generated by such customers. If we are unable to replace revenue generated by one or more of our major customers, our revenue may significantly decrease, which would have a material adverse effect on our business, financial condition, and results of operations.
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
We have global operations and, accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social, and economic conditions, and unforeseeable developments in a variety of jurisdictions. We have a significant presence in several major regions, including certain emerging markets such as India and China, and we plan to continue such expansion. Our global operations are subject to the following risks, among others:

•	political instability;

•	acts of terrorism and military actions in response to such acts;

•	wars or military conflicts, such as the Russia/Ukraine crisis;

•	unexpected changes in regulatory environments and government interference in the economy;

•
changes to economic sanctions laws and regulations, including regulatory exemptions that currently authorize certain of our limited dealings involving sanctioned countries or the recent sanctions imposed by the United States and European nations against Russia as a result of the Russia/Ukraine crisis;

•	increasingly stringent laws related to privacy and consumer and data protection, including the E.U. General Data Protection Regulation and U.S. State privacy and security breach notification laws;

•	international trade disputes that could result in tariffs or other protectionist measures;

•	varying tax regimes, including with respect to the imposition of confiscatory taxes, other unexpected taxes, or withholding taxes on remittances and other payments by our partnerships or subsidiaries;

•	differing labor regulations, particularly in Germany and China where we have a significant number of employees;

•	rising wages;

•	foreign exchange controls and restrictions on repatriation of funds;

•	fluctuations in foreign currency exchange rates;

•	inability to collect payments, or seek recourse under, or comply with ambiguous or vague commercial or other laws;

•	difficulty in obtaining, or denial of, export licenses or delay or interruption of the transportation of our products;

•	differing protections for intellectual property rights;

•	increased risk of cybersecurity incidents and cyberattacks from third-party and state actors and privacy violations;

•	the effects of global climate change;

•	difficulties in attracting and retaining qualified management and employees, or rationalizing our workforce;

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
We may also face difficulties managing and administering an internationally dispersed business. In particular, the management of our personnel across several countries can present logistical and managerial challenges. Additionally, international operations present challenges related to operating under different business cultures and languages. We may have to comply with unexpected changes in foreign laws and regulatory requirements, which could negatively impact our operations and ability to manage our global financial resources. Export controls or other regulatory restrictions could prevent us from shipping our products into and from some markets. Moreover, we may not be able to adequately protect our trademarks and other intellectual property overseas due to uncertainty of laws and enforcement in several countries relating to the protection and enforcement of intellectual property rights. See
“
—
Our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as in the United States
.” Changes in tax regulations in the United States and other jurisdictions, including under and with respect to bilateral and multilateral tax treaties, or the interpretation thereof, could significantly reduce the financial performance of our foreign operations or the magnitude of their contributions to our overall financial performance. In addition, the interpretation and application of consumer and data protection laws in the United States, Europe, and elsewhere are often uncertain, contradictory, and in flux. For example, the European Union enacted stricter data protection laws in 2018. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, this could result in government-imposed
fines or orders requiring that we change our data practices, which could have an adverse effect on our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.
Supply chain and operational disruptions and volatility in energy and raw material costs could significantly increase costs and expenses and adversely impact the Company’s sales and earnings.
Our manufacturing processes and operations depend on the continued availability of energy and raw materials, the costs of which are subject to worldwide supply and demand as well as other factors beyond our control, including potential legislation to address climate change by reducing greenhouse gas emissions, creating a carbon tax or implementing a cap and trade program which could create increases in costs and price volatility.

Operational changes and transition to renewable energy sources to meet country, non-governmental
organization and corporate-level
net-zero
greenhouse gas emissions pledges and related decarbonization technology investments, may require us to make significant capital investments, re-qualify
its products with certain suppliers, as well as meet additional regulatory and compliance requirements and could result in higher cost and expenses.
Supply chain disruptions, plant and/or power outages, labor shortages and/or strikes, geo-political
activity, wars, weather events and natural disasters, including hurricanes or flooding, and global health risks or pandemics could seriously harm our operations as well as the operations of our customers and suppliers. Climate change increases the frequency and severity of potential supply chain and operational disruptions from weather events and natural disasters.
In addition, our suppliers may experience capacity limitations in their own operations or may elect to reduce or eliminate certain product lines. To address this risk, generally, we seek to have many sources of supply for key raw materials in order to avoid significant dependence on any one or a few suppliers. In addition, and where the supply market for key raw materials is concentrated, we take additional steps to manage its exposure to supply chain risk and price fluctuations through, among other things, negotiated long-term contracts some which include minimum purchase obligations. However, there can be no assurance that such mitigation efforts will prevent future difficulty in obtaining sufficient and timely delivery of certain raw materials.
We also take actions to offset the effects of higher energy and raw material costs through selling price increases, productivity improvements and cost reduction programs. Success in offsetting higher raw material costs with price increases is largely influenced by competitive and economic conditions and could vary significantly depending on the market served. As a result, volatility in these costs may negatively impact our business, results of operations, financial condition and cash flows.
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
Certain portions of our facilities are leased from
third-party
landlords, and we expect to lease facilities in the future. The invalidity of, or default or termination under, any of our leases may interfere with our ability to use and operate all or a portion of certain of our facilities, which may have a material adverse effect on our business, financial condition, and results of operations.
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

Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements, including, among others, submission of relevant documentary evidence of such transactions to designated foreign exchange banks in China for processing of relevant payments. We are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks in China. However, for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company under Chinese law and may be subject to taxation. In accordance with relevant Chinese laws and provisions in their articles of association, each of our Chinese subsidiaries is required to set aside 10% of its after tax profits based on Chinese accounting standards as statutory reserve until such reserve reaches 50% of its registered capital. As a result, our Chinese subsidiaries may be restricted in their ability to transfer cash outside of China whether in the form of dividends, loans, or advances. These restrictions and requirements could reduce the amount of distributions that we receive from our subsidiaries, which would restrict our ability to fund our operations, generate income, pay dividends, and service our indebtedness.
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
As a specialty chemistry manufacturer, we are subject to chemicals approvals, registrations and regulations around the world, including the European Union Registration, Evaluation, Authorisation, and Restriction of Chemicals (“EU REACH”) regulation and, in particular, its Substances of Very High Concern (“SVHC”) program, the Toxic Substances Control Act (“TSCA”) in the United States, and similar laws and regulations in China, Korea, Taiwan, Australia, the Philippines, Canada, and other countries. Some of the laws and regulations applicable to us have changed in recent years to impose new obligations that could also force us to reformulate or discontinue certain of our products.
Governmental, regulatory, and societal demands for increasing levels of product safety and environmental protection are resulting in increased pressure for more stringent regulatory control with respect to the chemical industry. For example, the EU REACH imposes comprehensive compliance obligations and establishes mechanisms to identify and restrict high concern chemicals, and comparable regulatory requirements have now been adopted in several other countries. As another example, in the United States, the core provisions of the TSCA were amended in June 2016 for the first time in nearly 40 years. Among the more significant changes, the amended TSCA mandates risk evaluation of existing “high priority” chemicals and regulatory action to control any “unreasonable risks” identified as a result of such evaluation. In addition, the U.S. Environmental Protection Agency (the “EPA”) must make a no “unreasonable risk” finding before a new chemical can be fully commercialized. These laws and regulations generally create uncertainty about whether any existing chemicals important to our business may be designated for restriction and whether the approval process for any new chemical may be more difficult and costly. These changes could adversely impact our ability to supply certain products to our customers and could also result in compliance obligations, fines, ongoing monitoring and other future business activity restrictions, which could have a material adverse effect on our business, financial condition and operating results.
To the extent we rely on an exemption from a registration requirement or a new chemical approval process, the possibility exists that the exemption may be eliminated or modified, either in general or for a particular type of chemical. In such event, we could incur costs for generating data and coming into compliance, and if a new chemical approval is required, we would face the prospect that without it, we could not continue to sell our impacted products. We track regulatory developments, and in the event we anticipate that an exemption might become unavailable to us, our approach would be to develop, if possible, strategies for minimizing any adverse material impacts to our business. We have also submitted an Authorisation Application for one SVHC—chromium trioxide. The European Union Commission has granted approval for five of the six uses requested, with a decision still pending on the application related to use for functional plating with decorative character. Because of our strong sales in Asia and our current efforts to develop alternative formulations, it is unlikely our business will be materially affected if the remaining application is not granted. The Candidate list of SVHCs contains other chemicals being used by our business, and it is possible that one or more of these chemicals could be designated as SVHCs and subject to Authorisation. In general, we expect to find substances for such chemicals rather than seek Authorisation, but we may decide to submit an Authorisation Application in the future where that makes sense for our business.
Perfluorooctanesulfonic acid (“PFOS”) and other
per-
and polyfluoroaklyl substances (“PFAS”) are chemical agents that have been targeted for risk assessment, restriction, and high-priority
remediation and are the subject of litigation and governmental investigations in the United States and other countries. While we have developed a suite of products that do not require any PFAS chemicals and, when adopted by the industry, will obviate the need for
PFAS-containing
mist suppressants and wetting agents, we continue to sell a limited number of products that contain permissible levels of PFAS. We have been named as a defendant in a lawsuit related to PFAS and we have received a request for information from, and responded to, a state agency. See Item 8. “
Financial Information—Legal and Arbitration Proceedings
” for more information on the
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
Lastly, we have operations in Eastern Europe, including a subsidiary based in Minsk, Belarus. While neither our operations nor those of our subsidiaries have been directly impacted by the economic sanctions imposed upon individuals in Eastern Europe and Russia, should the situation in Eastern Europe and Russia escalate such that economic sanctions are expanded in these regions, our operations may be impacted, which could have a material adverse effect on our business, financial condition, and results of operations.
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
Liability under some environmental laws relating to contaminated sites can be joint and several and imposed retroactively, regardless of fault or the legality of the activities that gave rise to the contamination. Some of our current manufacturing facilities and former facilities have an extended history of chemical manufacturing operations or other industrial activities, and contaminants have been detected at some of our sites. We or our predecessors have in the past been, and are currently, required to remediate contamination at several of our current and former sites. In particular, we have finished current soil remediation, further investigation and measurements and final report has been provided to local authorities. Answer and decision from authority is pending and there remains some risk that further investigation and remediation might be necessary.
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
In addition, our business depends on our ability to continue to attract, motivate, and retain many skilled employees across all of our business lines. There is a limited pool of employees who have the requisite skills, training, and education. We compete with many businesses and organizations that are seeking skilled individuals, particularly those with experience in technology and the sciences and those with Ph.D.s in technical fields. Competition for professionals across our entire business can be intense, as other companies seek to enhance their positions in the markets we serve. In addition, competition for experienced talent in our faster growing geographic areas outside of Europe continues to intensify, requiring us to increase our focus on attracting and developing highly skilled employees in our most strategically important locations in those areas of the world. As competition for experienced talent grows, we may be forced to increase spending on employee salaries, which could have a material adverse effect on our business, financial condition, and results of operations.
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
Some of our employees globally are in unions or otherwise covered by labor agreements, including works councils. As of December 31, 2021, approximately 25% of our workforce, excluding employees in China and Mexico, was unionized or otherwise covered by labor agreements. Consequently, we may be subject to potential union campaigns, work stoppages, union negotiations, and other potential labor disputes. Additionally, negotiations with unions or works councils in connection with existing labor agreements may result in significant increases in our cost of labor, divert management’s attention away from operating our business, or break down and result in the disruption of our operations. The occurrence of any of the preceding outcomes could impair our ability to manufacture our products and result in increased costs and/or decreased operating results. Further, we may be impacted by work stoppages at our suppliers or customers that are beyond our control.
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
We have invested and expect to continue to invest in technology security initiatives, information technology risk management, and disaster recovery plans. The cost and operational consequences of implementing, maintaining, and enhancing further data or system protection measures could increase significantly to overcome increasingly frequent, complex, and sophisticated cyber threats. Despite our best efforts, we are at risk from data breaches and system disruptions. Although to date we are unaware of any material data breach or system disruption, including a cyber-attack, we cannot provide any assurances that such events and impacts will not be material in the future. Our efforts to deter, identify, mitigate, and/or eliminate future breaches may require significant additional effort and expense and may not be successful.
We are subject to cyber security risks and may incur increasing costs in an effort to minimize those risks.
Our business employs information technology systems, including some managed by third-party services providers, that allow for the secure storage and transmission of proprietary or confidential information regarding our customers, employees, suppliers and others, including personal identification information. These systems may be subject to computer viruses, malicious software, attacks by hackers, and other forms of cyber intrusions or unauthorized access, any of which can create system disruptions, shutdowns, or unauthorized disclosure of sensitive data. In addition, a security breach that leads to disclosure of information protected by privacy laws could compel us to comply with breach notification requirements under state, national, and federal laws and regulations, potentially resulting in litigation or regulatory action, or otherwise subjecting us to liability under laws that protect personal data. We may not have the resources or technical sophistication to anticipate or prevent rapidly-evolving types of cyber-attacks. Attacks may be targeted at us, our customers and suppliers, or others who have entrusted us with information.

Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, monitor and test our security controls, train employees, maintain protective systems and contingency plans, contract with service providers to address third-party cybersecurity risks, and engage third-party experts and consultants. Nonetheless, it is impossible to eliminate all cybersecurity risk and thus we remain potentially vulnerable to known or unknown threats. Information security risks have generally increased in recent years because of the increased proliferation, sophistication, and availability of complex malware and hacking tools to carry out cyber-attacks.
As cyber threats continue to evolve, we may be required to expend additional resources to mitigate new and emerging threats while continuing to enhance our information security capabilities or to investigate and remediate security vulnerabilities. In addition, data and security breaches can also occur as a result of non-technical
issues, including breach by us or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. Any compromise or breach of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, and a loss of confidence in our security measures, which could have an adverse effect on our business, financial condition and results of operations.
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
If an infringement suit against us is successful, we may be required to compensate the third party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant. We might also be prevented or enjoined by a court from continuing to provide the affected product or service and may be forced to significantly increase our development efforts and resources to redesign such product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time-consuming
for our personnel and management, result in costly litigation, cause product shipment delays, and harm our reputation, any of which could have a material adverse effect on our business, financial condition, and results of operations.
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
As of December 31, 2021, we had an aggregate principal amount of $1,574.5 million of outstanding indebtedness, including $4.7 million of local lines of credit; $1,343.3 million of the USD Term Loan Facility; $226.5 million of the EUR Term Loan Facility and excluding short-term
and
long-term
deferred financing costs of $18.2 million and $64.2 million of lease liabilities. As of December 31, 2021 and the date of this report, we were in compliance with all the covenants under our outstanding debt instruments.
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
In addition, if new debt is added to our and/or our subsidiaries’ debt levels, the related risks that we now face as a result of our leverage would intensify. See Item 5.B. “
Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Agreements
.”
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
In addition, in July 2017, the United Kingdom’s Financial Conduct Authority which regulates LIBOR, announced that it intends to phase out certain LIBOR benchmarks by the end of 2021. The discontinuation date for submission and publication of rates for certain tenors of USD LIBOR
(1-month,
3-month,
6-month,
and
12-month)
was subsequently extended by the ICE Benchmark Administration (the administor of LIBOR) until June 30, 2023. While the U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, has chosen SOFR as the recommended risk-free reference rate for the U.S. (calculated based on repurchase agreements backed by treasury securities), we cannot currently predict the extent to which this index will gain widespread acceptance for LIBOR. Therefore, while the credit agreement governing our Senior Secured Credit Facilities includes certain provisions that govern the replacement of LIBOR, it is impossible to predict the effect of LIBOR being phased out on our interest expense or cost of capital.
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
The credit agreement governing our Senior Secured Credit Facilities require us to comply with several customary financial and other restrictive covenants, such as maintaining leverage ratios in certain situations, maintaining insurance coverage, and restricting our ability to make certain investments. See Item 5.B. “
Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Agreements
.” These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. If we were to default on the credit agreement governing our Senior Secured Credit Facilities, or other debt instruments, our business, financial condition, and results of operations would be materially adversely affected.
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
Our common shares are listed on the New York Stock Exchange under the symbol “ATC.” However, we can provide no assurance that an active, liquid, and orderly trading market for our common shares will be sustained.
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

•	reactions to changes in the markets for the raw materials or key inputs that impact our production or our industries generally;

•	changes in key personnel;

•	sales of common shares by us, Carlyle, or members of our management team;

•	termination or expiration of lock-up agreements with our management team and principal shareholders;

•	the granting or exercise of employee stock options;

•	volume of trading in our common shares; and

•	the realization of any risks described under this “ Risk Factors ” section.
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
The
Sarbanes-Oxley
Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and, beginning with the fiscal year ended December 31, 2022, our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the
Sarbanes-Oxley
Act, with auditor attestation of the effectiveness of our internal controls required beginning with our annual report for the fiscal year ended December 31, 2022. If we are not able to comply with the requirements of Section 404 of the
Sarbanes-Oxley
Act, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common shares could decline and we could be subject to sanctions or investigations by the stock exchange on which we listed our common shares, the SEC, or other regulatory authorities, which would require additional financial and management resources.

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
As of the date hereof, Carlyle controls approximately 79% of the outstanding common shares of Atotech Limited, and is able to control our affairs in all cases. Pursuant to a shareholders agreement, a majority of our board of directors (the “Board”) was designated by Carlyle, and Carlyle will continue to have the ability to designate a majority of our directors until it owns less than 25% of the outstanding common shares. See Item 7.B. “
Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders Agreement
.” As a result, Carlyle or its respective designees to our Board will have the ability to control the appointment of our management, the entering into of mergers, sales of substantially all or all of our assets, and other extraordinary transactions and influence amendments to our memorandum of association and articles of association. So long as Carlyle continues to own a majority of our common shares, they will have the ability to control the vote in any election of directors and will have the ability to prevent any transaction that requires shareholder approval regardless of whether other shareholders believe the transaction is in our best interests.
In any of these matters, the interests of Carlyle may differ from, or conflict with, the interests of other holders of our common shares. Moreover, this concentration of share ownership may also adversely affect the trading price for our common shares to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder. In addition, since Carlyle owns approximately 79% of our common shares, the price of our common shares may be volatile due to a smaller public float. Carlyle is in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are our existing or potential suppliers or customers. Carlyle may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue
.
We have no plans to pay regular dividends on our common shares.
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
We and substantially all of our current shareholders may sell additional common shares in subsequent public offerings. We may also issue additional common shares or convertible debt securities, for a variety of reasons, including to finance future acquisitions. We are authorized to issue 10,000,000,000 common shares and currently have 194,695,832 common shares outstanding.
We cannot predict the size of future issuances of our common shares or the effect, if any, that future issuances and sales of our common shares will have on the market price of our common shares. Sales of substantial amounts of our common shares (including sales pursuant to Carlyle’s registration rights and common shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. See Item 7.B. “
Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders Agreement
.”
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
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022.

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
Risks Related to the MKS Acquisition
Completion of the MKS Acquisition is subject to certain conditions, some of which are outside of our control, and if these conditions are not satisfied or waived, the MKS Acquisition will not be completed.
The closing of the MKS Acquisition is subject to certain conditions, including receipt of clearance from antitrust authorities in China and the sanctioning of the Scheme by the Royal Court of Jersey (the “Court”). The requirement to satisfy the aforementioned conditions could delay completion of the MKS Acquisition for a significant period of time or prevent completion from occurring at all. Any delay in completing the MKS Acquisition could cause us not to realize some or all of the benefits that the parties expect to achieve if the MKS Acquisition is successfully completed within the expected timeframe. Further, as a condition to approving the MKS Acquisition, governmental authorities may impose conditions, terms, obligations, or restrictions on the conduct of the parties’ business after the completion of the MKS Acquisition. If the parties were to become subject to any conditions, terms, obligations or restrictions (whether because such conditions, terms, obligations, and restrictions do not rise to the specified level of materiality or because the parties consent to their imposition), it is possible that such conditions, terms, obligations, or restrictions will delay completion of the MKS Acquisition or otherwise adversely affect the parties’ business, financial condition, or operations. Furthermore, governmental authorities may require that the parties divest assets or businesses as a condition to the closing of the MKS Acquisition. If the parties are required to divest assets or businesses, there can be no assurance that we will be able to negotiate such divestitures expeditiously or on favorable terms or that the governmental authorities will approve the terms of such divestitures. There can be no assurance that the conditions to the closing of the MKS Acquisition will be satisfied or, where applicable, waived or that the MKS Acquisition will be completed.
In addition, if the effective time of the Scheme shall not have occurred by September 30, 2022 (subject to certain extension rights), the Implementation Agreement will automatically terminate and the MKS Acquisition will not occur. We and MKS may also terminate the pending acquisition under certain specified circumstances in accordance with the terms of the Implementation Agreement.
Failure to complete the MKS Acquisition could negatively impact the share price and the future business and financial results of the Company.
If the MKS Acquisition is not completed for any reason, including as a result of a failure to obtain all required regulatory approvals, our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the MKS Acquisition, we would be subject to a number of risks, including the following:

•
we are subject to certain restrictions on the conduct of our business prior to completing the MKS Acquisition, which may adversely affect our ability to execute certain of our business strategies going forward if the MKS Acquisition is not completed;

•
we have incurred and will continue to incur significant costs and fees associated with the proposed MKS Acquisition, such as legal, accounting, financial advisor, and printing fees, regardless of whether the MKS Acquisition is completed;

•	we may experience negative reactions from the financial markets, including negative impacts on our share price;

•	we may experience negative reactions from our customers, regulators, and employees;

•
matters relating to the MKS Acquisition (including integration planning) will require substantial commitments of time and resources by our management, which would otherwise have been devoted to day-to-day

operations and other opportunities that may have been beneficial to us as an independent company; and

•
as a result of certain limited circumstances as described in further detail in the following risk factor (such as if our board were to withdraw its recommendation of the MKS Acquisition, if our board were to recommend a superior competing offer within 18 weeks after the MKS Acquisition lapsing or being withdrawn, or if we breach certain material obligations in relation to the implementation of the MKS Acquisition and we fail to remedy such breach following notice from MKS), we may be required to pay MKS a termination fee of approximately $154 million or reimburse MKS for certain fees and expenses.

In addition, we could be subject to litigation related to any failure to complete the MKS Acquisition or related to any enforcement proceeding commenced against us or MKS to perform our obligations under the Implementation Agreement. If the MKS Acquisition is not completed, these risks may materialize and may adversely affect our business, financial condition, financial results, and share price.
The Implementation Agreement contains provisions that restrict our ability to pursue alternatives to the MKS Acquisition and, in certain limited circumstances, would require us to pay MKS a termination fee.
Under the Implementation Agreement, we are restricted, subject to certain exceptions and the fiduciary duties of the board of directors, from directly or indirectly soliciting, encouraging or entering into discussions or negotiations relating to a competing acquisition proposal from any third party. If we receive a competing acquisition proposal and our board of directors determines (after consultation with our financial advisors and outside legal counsel in the exercise of their fiduciary duties) that such proposal constitutes a superior proposal, providing that MKS is not willing to revise the terms of the MKS Acquisition to exceed that of the superior proposal following notification of its terms in accordance with the Implementation Agreement, our board of directors may change its recommendation in response to such superior proposal to our shareholders, in which case we would be entitled, upon complying with certain requirements, to terminate the Implementation Agreement in accordance with its terms. If such superior competing proposal is announced with the recommendation of our board at any time prior to the date which is 18 weeks after the lapse or withdrawal of the MKS Acquisition, we may be required to pay MKS approximately $154 million, and to reimburse MKS for its out-of-pocket

expenses incurred in connection with the MKS Acquisition. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of us from considering or proposing such an acquisition, even if such third party was prepared to enter into a transaction that would be more favorable to us and our shareholders than the MKS Acquisition.
We will incur significant transaction and merger-related costs in connection with the MKS Acquisition.
We have incurred and expect to incur a number of

non-recurring

direct and indirect costs associated with the MKS Acquisition. These costs and expenses include fees paid to financial, legal and accounting advisors, severance and other potential employment-related costs, including payments that may be made to certain of our executives, filing fees, printing expenses, and other related charges. Some of these costs are payable by us regardless of whether the MKS Acquisition is completed. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the MKS Acquisition. While we have assumed that a certain level of expenses would be incurred in connection with the MKS Acquisition and we continue to assess the magnitude of these costs, there are many factors beyond our control that could affect the total amount or the timing of the integration and implementation expenses. There may also be additional unanticipated significant costs in connection with the MKS Acquisition that we may not recoup.

We may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the MKS Acquisition.
Competition for qualified personnel can be intense. Current and prospective employees of our Company may experience uncertainty about the effect of the MKS Acquisition, which may impair our ability to attract, retain and motivate key management, sales, marketing, manufacturing, technical, and other personnel prior to and following the MKS Acquisition. Employee retention may be particularly challenging during the pendency of the MKS Acquisition, as our employees may experience uncertainty about their future roles with our Company or MKS.
While we may employ the use of certain retention programs, there can be no guarantee that we will prove to be successful. If our key employees depart, we may be required to incur significant costs in identifying, hiring, training, and retaining replacements for departing employees and may lose significant expertise and talent relating to our business. In addition, there could be disruptions to or distractions for our workforce and management associated with activities of labor unions or works councils. Accordingly, no assurance can be given that we will be able to attract or retain key employees as a result of the MKS Acquisition to the same extent that we have been able to attract or retain our own employees in the past.
Our business relationships may be subject to disruption due to uncertainty associated with the MKS Acquisition.
Companies with which we do business may experience uncertainty associated with the MKS Acquisition, including with respect to current or future business relationships with us or MKS. Our business relationships may be subject to disruption as customers, distributors, suppliers, vendors, and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than us or MKS. These disruptions could have an adverse effect on our businesses, financial condition, results of operations, or prospects. The risk and adverse effect of such disruptions could be exacerbated by a delay in completion of the MKS Acquisition.
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
On February 4, 2021, our common shares began trading on the New York Stock Exchange.
On July 1, 2021, we entered into the Implementation Agreement providing for our acquisition by MKS. On April 1, 2022, we entered into the Amendment which, among other things, provided for additional time for the satisfaction of certain closing conditions set forth in the Implementation Agreement. See “
Basis of Presentation
” for additional details.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5. “
Operating and Financial Review and Prospects
.”

B. Business Overview
We are a leading chemicals technology company with significant exposure to several high growth secular trends and a strong presence in electronic materials, including specialty electroplating solutions that deliver chemistry, equipment, service, and software for high-growth
technology applications. We are a leader in the global EL plating chemistry market, a leader in the global GMF plating chemistry market, and a leading global manufacturer of horizontal plating equipment for PCB production. We are a crucial enabler in the “information age” value chain and our technology is essential to the manufacture of electronics and other critical products. Our solutions are used in a wide variety of attractive end-markets,
including smartphones, communication infrastructure, cloud computing, big data and consumer electronics, automotive electronics, and automotive surface finishing, as well as in numerous industrial and consumer applications such as heavy machinery and household appliances. We benefit from various secular growth trends such as digitalization, increasing data volumes and processing speed requirements, the growth of the consumer class in emerging markets, increasing environmental regulations, and rising product quality and durability standards.
We are the only major company in our industry that provides both chemistry and equipment, which we sell through both our EL and GMF segments. Our comprehensive systems and solutions approach leverages our unique offering of chemistry, equipment, service, and software. We believe this business model creates a sustainable competitive advantage that helps us achieve deep customer intimacy and allows us to continue to grow our market share and capitalize on positive market growth trends. This approach is supported by our 15 state-of-the-art
global technology centers, which allow us to provide local service around the world and to respond in real-time
to customer needs. The combination of our comprehensive systems and solutions approach, expansive global manufacturing and sales footprint, customer-driven
investments in R&D, and superior technical expertise makes us an ideal electroplating and surface finishing solutions partner for our diverse customer base.
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
our offerings. The
“designed-in”
nature of our solutions and the associated testing and certification processes, which can last up to five years, lead to high switching costs for our direct customers and OEMs. Our solutions create significant value for our customers by consistently and reliably enabling superior product performance. Our ability to consistently deliver a compelling customer value proposition has led to long-standing
customer relationships, with an average relationship length of 28 years among our top 25 customers, and underpins our sustainable competitive advantage.

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
end-product
cost.
Our business is defined by an unwavering commitment to R&D with a focus on high-growth
applications, close customer collaboration, and
market-led
innovation. We believe that we consistently invest more in R&D than our competitors with our fiscal 2021 R&D expense representing 3.5% of revenue for the same period, which does not include Atotech’s investment in its technology centers. This investment enables us to pioneer new high-value
solutions with reduced commercial risk, while the remainder of our R&D investment is focused on developing next-generation
technologies, often in partnership with leading OEMs, customers, and universities. Our historical and continued investment in R&D allows us to solve complex technical problems associated with cutting-edge
product innovations, such as OLED displays, flexible and bendable displays, and advanced driver-assistance systems. In addition, we are developing technologies that support high-performance
computing used for Artificial Intelligence, big data analytics, and graphics processing for augmented reality and virtual reality.
Our
well-invested
global footprint is comprised of our 15
state-of-the-art
global technology centers, 15 chemistry production facilities, and two equipment production facilities. We believe we have the largest EL and GMF plating presence in Asia, with seven production facilities and eight technology centers, a distinct and crucial element of our business that enables us to capture growth throughout this key region. We serve customers locally in over 40 countries with approximately 4,000 employees, of whom 1,800 are directly engaged in customer support, leveraging their technical expertise in sales, marketing, and service to enhance our customers’ operations, improve existing practices, and enable the rapid commercialization of new products. Of these approximately 1,900 technical experts, several hundred work directly with our customers at their facilities.
We sell our chemistry and equipment to a diverse mix of customers who are typically manufacturers serving global markets, ultimately mitigating our exposure to any individual geography. For fiscal 2021, our top ten customers accounted for approximately 27% of our total chemistry revenue.

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
Electronics
Overview
We provide plating chemistry, equipment, service, and software used in the manufacturing of electronics components, including PCBs and SCs, with demand driven by a variety of end-markets,
including smartphones, communication infrastructure, cloud computing, automotive electronics, and consumer electronics in which we have strong positions. In addition, we have invested and developed solutions that have enabled a new wave of technological innovation, including the next generation of automotive electronics and electronic devices created by our customers and OEMs. Our expansive footprint allows us to serve the global electronics supply chain, as demonstrated by our longstanding relationships with 28 of the top 30 global PCB manufacturers. Our top ten EL customers accounted for approximately 44% of our total EL revenues for fiscal 2021.
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
end-product
performance.
We are the #1 global manufacturer of horizontal plating equipment for PCB applications, and we have recently invested in vertical plating technology for PCB applications. While both horizontal and vertical plating equipment enable the deposition of metal layers in solutions, they utilize different methods to transport PCB panels through a plating line. In horizontal plating, PCB panels are transported through a line via rollers, whereas in vertical plating, PCB panels are transferred via baskets. Each process offers advantages depending on the specific PCB manufacturing processes and applications. Historically, we have focused on horizontal plating equipment and gained a decisive competitive advantage in this area. Our horizontal plating equipment reduces consumption of fresh and wastewater, energy, and process chemistry, while also providing superior fluid delivery to the PCB panels, which leads to enhanced process uniformity and quality. Compared to a standard vertical plating line, our Uniplate system is environmentally friendly, reducing wastewater generation by approximately 41%. Due to these benefits, horizontal plating equipment is typically used for higher value PCBs versus standard vertical plating equipment. However, since some of our customers use vertical conveyorized plating equipment for specific applications, our recent investment in vertical conveyorized plating technology enables us to broaden our portfolio and provide them with a comprehensive systems approach, which we expect will drive additional chemistry sales. The following table details our equipment:

Service
We offer services to our customers, including
on-site
support at our customers’ PCB and SC production facilities. We engage in joint development projects leveraging our technology centers to collaborate with OEMs and direct customers. This customer intimacy allows us to better understand our customers’ production processes and enables us to optimize our solutions, leading to an increase in productivity and process reliability. These projects also allow us to anticipate the industry’s future requirements, which, in turn, helps our customers remain at the forefront of technological advancement. In many instances, we help to set up and run new plating lines, as well as provide manufacturing oversight to ensure that optimal plating results are consistently achieved. With the support of our technology centers worldwide, we can rapidly introduce new and relevant technologies to the market and provide application development, testing, support, and training services. Our analytical and materials science laboratories support customers with the use of cutting-edge
scientific tools and highly skilled professionals.
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
and
wear-resistance
and environmental sustainability. We believe our comprehensive approach strengthens our ability to win business, providing our customers with enhanced production yields, higher quality results, and improved end-product
performance, while reducing their manufacturing and warranty costs. Our diverse technology portfolio enables customers to respond quickly to evolving trends in their respective end-markets.
In addition, we have grown our market share in Asian markets where we anticipate strong demand for our GMF plating chemistry offering going forward. Our top ten GMF customers accounted for approximately 14% of our total chemistry GMF revenues for fiscal 2021.
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

Service
We offer
on-site
support at our customers’ production facilities and other services to our customers. We engage in joint development projects leveraging our technology centers to collaborate with OEMs and direct customers. This customer intimacy allows us to better understand our customers’ production processes and enables us to optimize our solutions, leading to an increase in productivity and process reliability. These projects also allow us to anticipate the industry’s future requirements, which, in turn, helps our customers to remain at the forefront of technological advancement. In some instances, we help to set up and run new process lines, as well as provide manufacturing oversight to ensure that optimal plating results are consistently achieved. With the support of our technology centers worldwide, we can rapidly introduce new and relevant technologies to the market and provide application development, testing, support, and training services. Our analytical and materials science laboratories support customers with the use of cutting-edge
scientific tools and highly skilled professionals.
Customers
Within the GMF plating chemistry market, we have a highly diversified customer base of approximately 6,600 customer sites and supply plating chemicals for decorative and functional surface finishing applications across a wide variety of end-markets.
Our largest
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
Competition
We compete in the global specialty and performance chemicals market. Our market is fairly consolidated with the top three players holding approximately 53% of market share. Our primary multinational competitors include Element Solutions and DuPont. We also compete with regional players, including Uyemura, Coventya, Dipsol, JCU, and Okuno. Our primary equipment competitors are Schmid, PAL, and Manz. We compete primarily based on our product quality, the depth of our product portfolio, our unique systems approach of offering chemicals, equipment, and services, and our global geographic reach.
Seasonality
See Item 5 “
Operating and Financial Review and Prospects—Key Factors Affecting the Components of Our Results of Operations
” for a description of the seasonality of our business.
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
For more information, see Item 3.D. “
Risk Factors—Risks Related to Government Regulation and Litigation—Our products and our customers are subject to numerous laws regulating the production and use of chemical substances, and some of our products may need to be reformulated or discontinued to comply with these laws and regulations.
”
C. Organizational Structure
Our principal subsidiaries as of December 31, 2021 are as follows:

Legal Name of Subsidiary	Jurisdiction	Proportion of voting rights and shares held (directly or indirectly)
Alpha 2 B.V.	The Netherlands	100%
Alpha 3 B.V.*	The Netherlands	100%
Alpha 4 B.V.	The Netherlands	100%
Alpha 5 B.V.*	The Netherlands	100%
Alpha Germany Bidco GmbH	Germany	100%
Alpha US Bidco, Inc.	United States	100%
Atotech Argentina S.A.	Argentina	98%
Atotech Asia Pacific Ltd.	Hong Kong	100%
Atotech Asset Management GmbH	Germany	100%
Atotech Australia PTY Ltd.	Australia	100%
Atotech Beteiligungs und Management GmbH & Co. KG*	Germany	100%
Atotech Bulgaria EOOD	Bulgaria	100%
Atotech B.V.*	The Netherlands	100%
Atotech Canada Ltd.	Canada	100%
Atotech (China) Chemicals Ltd.*	China	100%
Atotech CZ, a.s.	Czech Republic	100%
Atotech de México S.A. de C.V.*	Mexico	100%
Atotech Deutschland GmbH & Co. KG*	Germany	100%
Atotech Development Center Pte. Ltd.*	India	99.99%
Atotech do Brasil Galvanotécnica Ltda.	Brazil	100%
Atotech España, S.A.*	Spain	100%
Atotech France S.A.	France	99.99%
Atotech Global Services Private Ltd.	India	99.99%
Atotech India Pte. Ltd.*	India	99.99%
Atotech İstanbul Kimya Sanayi Ticaret Limited Şirketi	Turkey	100%
Atotech Italia S.r.l.*	Italy	100%
Atotech Japan K.K.*	Japan	100%
Atotech Korea Ltd.*	Korea	100%
Atotech (Malaysia) Sdn. Bhd.	Malaysia	100%
Atotech Österreich GmbH*	Austria	100%
Atotech (Philippines) Chemicals, Inc.	The Philippines	99.99%
Atotech Poland Sp. z.o.o.	Poland	100%
Atotech Servicios de México S.A. de C.V.*	Mexico	100%
Atotech (Singapore) Chemicals Pte. Ltd. (formerly Atotech S.E.A. Pte. Ltd.)	Singapore	100%
Atotech SK, s.r.o.	Slovakia	100%
Atotech Skandinavien AB	Sweden	100%
Atotech Slovenija d.d.	Slovenia	100%
Atotech Taiwan Ltd*	Taiwan	100%
Atotech (Thailand) Co., Ltd.*	Thailand	99.998%
Atotech Vietnam Co., Ltd.	Vietnam	100%
Atotech UK Ltd.	United Kingdom	100%
Atotech UK Topco Ltd.	United Kingdom	100%
Atotech USA, LLC*	United States	100%
Atotech (Yangzhou) Chemicals Ltd.	China	100%
J-KEM International AB	Sweden	100%
OOO “Atotech-Chemeta”	Russia	100%

Legal Name of Subsidiary	Jurisdiction	Proportion of voting rights and shares held (directly or indirectly)
Pt. Atotech Indonesia Chemicals	Indonesia	100%
UAB Atotech-Chemeta	Lithuania	100%
Visutech Plating Ltd.	Belarus	100%
*	Denotes a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.
D. Property, Plants and Equipment
As of December 31, 2021, we lease or own facilities in approximately 40 countries. We maintain an asset-light
approach to manufacturing our products, leading to greater flexibility to adjust our production footprint, higher returns on operating assets, and lower operating leverage.

•	Chemistry Production Facilities—We operate 15 chemistry production facilities.

•	Equipment Production Facilities—We operate two equipment production facilities in two countries.

•	Technology Centers—We operate 15 technology centers in 12 countries.
The table below presents summary information regarding our material facilities as of December 31, 2021.

Country	Location	Type of Facility	Owned/Leased
Brazil	Sao Paulo	Technology Center, Production Facility	Owned
Canada	Burlington	Technology Center, Production Facility	Leased
China	Guangzhou(1)	Technology Center, Production Facility	Owned**
China	Shanghai	Technology Center	Owned**
China	Yangzhou	Production Facility	Owned**
Czech Republic	Jablonec	Technology Center, Production Facility	Owned
Germany	Berlin*	Technology Center	Leased
Germany	Feucht	Technology Center, Production Facility	Owned
Germany	Neuruppin	Production Facility	Owned
Germany	Trebur	Technology Center, Production Facility	Leased
India	New Delhi	Technology Center, Production Facility	Owned Owned
Italy	Milan	Technology Center	Owned
Japan	Koda	Production Facility	Owned
Japan	Yokohama*	Technology Center	Leased
Korea	Jangan	Technology Center, Production Facility	Owned**
Malaysia	Penang	Production Facility	Owned**
Mexico	Mexico City	Production Facility	Leased Owned
Republic of Singapore	Singapore	Technology Center	Leased
Slovenia	Podnart	Production Facility	Owned
Taiwan	Guanyin	Technology Center, Production Facility	Owned
United States of America	Rock Hill*	Technology Center, Production Facility	Owned

Location by Region	Number of Facilities
Americas	4
Europe	7
Asia	10

(1)	The Guangzhou, China facility contains a chemistry production facility and an equipment production facility.
*	Denotes a regional headquarter location.
**	Countries where the land remains property of the state and we have a long-term lease agreement (typically 50 years).

We have two Equipment production facilities in Feucht and Guangzhou. The Facility in Feucht hosts the Equipment Technology Center for all markets. Both facilities are currently at a high level of utilization. We have 16 facilities dedicated to producing specialty plating chemistry, which often host other related services and customer support activities. We have a current installed capacity of 290kT based on a two-shift,
five-day
working pattern. In 2021, we have a utilization rate between 33% (Yangzhou) and 64% (Neuruppin). The Yangzhou facility only started production in 2021 and will ramp up during the next 24 months. In 2021, we built a new facility in Mexico and sold the exiting site in Mexico City. We will transition to the new facility during 2022. We consider each of the properties in the table above to be adequate for its purpose and suitably utilized according to the individual nature and requirements of the relevant operations.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion summarizes the significant factors affecting our operating results, financial condition, liquidity, and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the audited financial statements and related notes thereto of Atotech Limited and Atotech UK Topco Limited included elsewhere in this report or in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 4, 2021.
Please see “
Forward-Looking
Statements.
”
Overview
We are a leading chemicals technology company with significant exposure to several high growth secular trends and a strong presence in electronic materials, including specialty electroplating solutions that deliver chemistry equipment, service, and software for high-growth
technology applications. We are a crucial enabler in the “information age” value chain and our technology is essential to the manufacture of electronics and other critical products. Our solutions are used in a wide variety of attractive end-markets,
including smartphones, communication infrastructure, cloud computing, big data and consumer electronics, automotive electronics, and automotive surface finishing, as well as in numerous industrial and consumer applications such as heavy machinery and household appliances. We benefit from various secular growth trends such as digitalization, increasing data volumes and processing speed requirements, the growth of the consumer class in emerging markets, increasing environmental regulations, and rising product quality and durability standards. We expect these trends to not only increase demand for our customers’
end-products
that use our plating chemistry, but also increase the amount and value of plating chemistry used in each end-product,
allowing our growth to outpace underlying
end-market
volume growth.
We are the only major company in our industry that provides chemistry, equipment, service, and software, which we sell through both of our reporting segments: Electronics (“EL”) and General Metal Finishing (“GMF”). Our comprehensive systems and solutions approach leverages our unique offering of chemistry, equipment, service, and software. We believe this business model creates a sustainable competitive advantage that helps us achieve deep customer intimacy and allows us to continue to grow our market share and capitalize on positive market growth trends. This approach is supported by our 15 state-of-the-art
global technology centers, which allow us to provide local service around the world and to respond in real-time
to customer needs. The combination of our comprehensive systems and solutions approach, expansive global manufacturing and sales footprint, customer-driven
investments in R&D, and superior technical expertise makes us an ideal electroplating and surface finishing solutions partner for our diverse customer base. This drives long-lasting
relationships and an
industry-leading
financial profile, with fiscal 2021 EL and GMF Segment Adjusted EBITDA margins of 33.7% and 24.6%, respectively.

Impact of
COVID-19
on Our Business
For the year ended December 31, 2021, the
COVID-19
pandemic impacted our operating results, primarily in our GMF business segment. We believe market conditions will continue to improve in 2022 for both our EL and GMF segments as markets recover from
COVID-19
impacted conditions experienced in 2020 and 2021. Additionally, as of the date hereof,
COVID-19
has not had a material impact on our capital and financial resources and there has been no change in our ability to comply with our debt covenants and other financial obligations. We have not taken any material reserves in connection with the
COVID-19
pandemic, but we continue to evaluate our reserve position on a quarterly basis and any change in such reserves would be driven by the depth and duration of the pandemic, potential government responses, the speed and manner of the recovery, and the expected impact of these events on our financial results.
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
Despite temporary closures of some of our facilities during the year ended December 31, 2020, all business operations as well as financial reporting and internal control systems have remained fully operational during the year ended December 31, 2021. As of the date hereof, all technology centers, manufacturing facilities, and all other facilities are open and operating at full capacity.
Consumer-facing
activities, such as sales and other services that cannot occur on-site
or
in-person
due to
COVID-19-related
restrictions, have been transitioned to digital channels, which we believe has enabled us to maintain market share and largely mitigate the impact of travel restrictions.
Basis of Presentation
In this Item 5. “
Operating and Financial Review and Prospects
”
references to our results of operations for periods ended prior to January 1, 2020 refer to the results of operations of Atotech UK Topco Limited and references to our results of operations for periods beginning on or after January 1, 2020 are to Atotech Limited. See “
Basis of Presentation
” at the beginning of this report.
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

•	the escalation of geopolitical instability and deteriorating market conditions associated with the Russia/Ukraine crisis; and

•	fluctuations in foreign currency exchange rates.
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
The key factors that impact our cost of sales as a percentage of our revenues include:

•	changes in the price of raw materials, in particular, palladium;

•	the impact of rising inflation;

•	the mix of products sold during any period; in particular the mix of our revenues between chemistry and equipment;

•	the impact of our operational improvement initiatives

•	freight and material expenses; and

•	inventory allowances.
Depreciation and amortization
Depreciation and amortization consists of capitalized costs incurred in connection with the ownership and operation of all tangible assets, including the depreciation and amortization expense related to the increased carrying value of our fixed assets and identifiable definite-lived
intangible assets related to the Acquisition. The main tangible items that are depreciated over their useful lives are our recently completed technology centers, our R&D equipment, and our new and existing fully depreciated production facilities. The principal intangible items that are amortized over their useful lives include our developed technology, customer relationships, and trade name portfolio. Additionally, depreciation and amortization includes impairment losses of goodwill.

Selling, general, and administrative expenses (“SG&A”)
SG&A expenses consist principally of expenditures incurred in connection with the sales and marketing of our products, third-party
logistics, as well as administrative costs for support functions such as finance, information technology, human resources, and legal
.
Research and development expenses (“R&D”)
R&D expenses principally consist of costs incurred to develop new products and equipment, processes, and technologies, or to generate improvements to existing products, equipment, or processes.
Restructuring benefit (expenses)
Restructuring expenses mainly consist of expenditures in relation to organizational changes and severance payments. Restructuring benefit reflects the release in subsequent fiscal periods of restructuring provisions.
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
A. Operating Results
For a discussion of (i) our results of operations, including selected segment information, for the year ended December 31, 2020, including a year-over-year
comparison between fiscal 2020 and fiscal 2019, and (ii) our liquidity and capital resources for the years ended December 31, 2020 and December 31, 2019, please refer to Item 5. “
Operating and Financial Review and Prospects
” in our Annual Report on Form
20-F
for the fiscal year ended December 31, 2020, filed with the SEC on March 4, 2021.
The following discussion should be read in conjunction with the information contained in the accompanying audited financial statements and related footnotes included elsewhere in this report. Our results of operations set forth below may not necessarily reflect what would have occurred if we had been a standalone entity prior to the Acquisition or what will occur in the future.
The following table was derived from our consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019. See “
—Basis of Presentation
” in this Item 5. This information is provided for a more meaningful comparison between years.

	Atotech UK Topco Limited	Atotech Limited
($ in millions)	Year ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2021
EL Chemistry revenues	$596.2	$690.0	$803.0
EL Equipment revenues	86.7	107.7	178.4
Total EL Segment revenues	682.9	797.7	981.3
GMF Chemistry revenues	469.3	424.0	501.3
GMF Equipment revenues	35.6	12.6	16.5
Total GMF Segment revenues	504.9	436.6	517.8
Revenues	1,187.8	1,234.3	1,499.2
Cost of sales, excluding depreciation and amortization	(488.2)	(558.0)	(731.8)
Depreciation and amortization	(170.1)	(450.3)	(181.4)
Selling, general, and administrative expenses	(277.1)	(270.2)	(289.5)
Research and development expenses	(51.2)	(54.4)	(53.3)
Restructuring (expenses) benefit	(13.4)	(2.5)	0.6
Operating profit	187.8	(101.2)	243.8
Interest expense	(148.9)	(144.5)	(107.2)
Other income (expense), net	23.5	20.6	(52.4)
Income (loss) before income taxes	62.4	(225.1)	84.1
Income tax expense	(54.8)	(64.3)	(76.6)
Consolidated net income (loss)	$7.6	$(289.4)	7.5
Fiscal 2021 compared to Fiscal 2020
Revenues
Revenues increased by $264.9 million, or 21.5%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, reflecting a significant increase in both our business segments. EL segment revenues increased by $183.7 million, or 23.0%, to $981.3 million, while GMF segment revenues were $517.8 million, an increase of $81.2 million, or 18.6%, from the prior year. With regard to product mix, chemistry revenues increased by $190.2 million, or 17.1%, to $1,304.3 million for the year ended December 31, 2021, while equipment revenues of $194.9 million increased by $74.6 million, or 62.0%. Chemistry revenues for the year ended December 31, 2021 were positively impacted by fluctuations in palladium prices, which increased revenues by $22.0 million compared to the year ended December 31, 2020, and a favorable exchange rate effect, which increased revenues by $47.8 million. Excluding the impact of these items, our chemistry revenues increased by $120.3 million, or 10.8%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020. For additional information on the key factors driving the changes in our chemistry revenues within our segments, see “
—Selected Segment Information
” in this Item 5.
Cost of sales, excluding depreciation and amortization
Cost of sales, excluding depreciation and amortization, increased by $173.8 million, or 31.1%, to $731.8 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020, which corresponded with an increase in cost of sales as a percentage of revenues from 45.2% to 48.8% for the applicable years. This increase primarily reflected changes in palladium prices and higher freight and material expenses related to global supply chain disruptions, as well as product mix effects from higher equipment sales.
Depreciation and amortization
Depreciation and amortization decreased by $268.9 million, or 59.7%, to $181.4 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020. This decrease was primarily caused by a GMF goodwill impairment in the amount of $279.5 million in the second quarter of 2020.

Selling, general, and administrative expenses
SG&A expenses increased by $19.2 million, or 7.1%, to $289.5 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020. This increase was largely attributable to a normalization of travel expenses in some markets, increased share-based payment expenses, inflation, and unfavorable exchange rate translation, but partly offset by efficiency gains.
Research and development expenses
R&D expenses decreased by $1.1 million, or 2.0%, to $53.3 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020. This decrease was attributable to improved utilization of the R&D teams.
Restructuring (expenses) benefit
Restructuring expenses decreased by $3.1 million, or 124.5%, to a restructuring benefit of $0.6 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020. This decrease is mainly related to the utilization of provisions in Germany in the second quarter of 2021.
Interest expense
Interest expense decreased by $37.3 million, or 25.8%, to $107.2 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020. This decrease was primarily attributable to the decrease in our indebtedness as well as the lower interest rate after the refinancing activities in the first quarter of 2021.
Other income (expense), net
Other expenses increased by $73.0 million, or 354.9%, to $52.4 million for the year ended December 31, 2021 as compared to an income of $20.6 million for the year ended December 31, 2020. The increase mainly resulted from the de-recognition
of positive market values from bifurcated embedded derivatives in our debt instruments in connection with the repayment of debt, as well as changes in fair value of our other derivatives in the amount of $112.1 million, both of which were partially offset by an increase in profit on foreign transactions of $27.8 million largely related to the revaluation of intercompany loans and receivables.
Income tax expense
Income tax expense increased by $12.3 million, or 19.0%, to $76.6 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020. This increase resulted primarily from a higher taxable income which led to higher income tax expenses.
Selected Segment Information
The following table presents revenues by segment and Segment Adjusted EBITDA for the following periods:

	Atotech UK Topco Limited	Atotech Limited
($ in millions)	Year ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2021
EL Segment
EL Chemistry revenues	$596.2	$690.0	$803.0
EL Equipment revenues	86.7	107.7	178.4
EL Segment revenues	682.9	797.7	981.3
EL Segment Adjusted EBITDA (1)	241.6	259.0	330.7
EL Segment Adjusted EBITDA margin	35.4%	32.5%	33.7%
GMF Segment
GMF Chemistry revenues	$469.3	$424.0	$501.3
GMF Equipment revenues	35.6	12.6	16.5
GMF Segment revenues	504.9	436.6	517.8
GMF Segment Adjusted EBITDA (1)	138.5	104.9	127.3
GMF Segment Adjusted EBITDA margin	27.4%	24.0%	24.6%

(1)	For additional information regarding Segment Adjusted EBITDA, see note 24 to the audited financial statements included elsewhere in this report.

Fiscal 2021 compared to Fiscal 2020
Electronics Segment Revenues
EL revenues were $981.3 million for the year ended December 31, 2021 compared to $797.7 million for the year ended December 31, 2020, an increase of $183.7 million, or 23.0%. This increase reflects higher chemistry revenues, which increased $113.0 million, or 16.4%, and higher equipment revenues, which increased $70.7 million, or 65.6%. Chemistry revenues benefited from strong demand from the 5G infrastructure buildout, advanced semiconductor packaging, 5G smartphone replacement cycles, and automotive electronics. Chemistry revenues were also favorably impacted by an increase in palladium prices of $19.3 million, and by a favorable currency translation effect of $32.6 million. Excluding these items, our chemistry revenues increased by $61.1 million, or 8.9%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, mainly reflecting continued demand for our EL chemistry. Equipment revenues benefited from a substantial increase in orders, driven by demand for complex chip packaging technology as well as manufacturing capacity increases for semiconductors and PCBs.
Electronics Segment Adjusted EBITDA
EL Segment Adjusted EBITDA increased $71.7 million, or 27.7%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, driven by higher chemistry volume as well as the successful implementation of several cost saving initiatives. EL Segment Adjusted EBITDA margin increased from 32.5% in the year ended December 31, 2020 to 33.7% in the year ended December 31, 2021. This increase was primarily driven by significantly higher organic revenue, scale effects, and continued cost discipline, partially offset by the dilution from higher palladium prices in the top line, inflationary effects, and product mix.
General Metal Finishing Segment Revenues
GMF revenues were $517.8 million for the year ended December 31, 2021 compared to $436.6 million for the year ended December 31, 2020, an increase of $81.2 million, or 18.6%. This change reflects an increase in chemistry revenues of $77.3 million, or 18.2%, as well as an increase of equipment revenues of $4.0 million, or 31.4%, and was primarily attributable to the recovery from the trough of the
COVID-19
pandemic as well as improved global automotive markets in the first half year, continued constructive sanitary markets, and growing interest in our sustainability-focused suite of solutions. Chemistry revenues were positively impacted by a $2.7 million increase in palladium prices and by a favorable currency translation effect of $15.2 million. Excluding these items, our GMF chemistry revenues increased by $59.4 million, or 14.0%, for the year ended December 31, 2021 compared to the year ended December 31, 2020.
General Metal Finishing Segment Adjusted EBITDA
GMF Segment Adjusted EBITDA increased by $22.3 million, or 21.3%, for the year ended December 31, 2021 as compared to the prior year, driven by improving global automotive markets and the recovery from the trough of the
COVID-19
pandemic. Despite higher freight expenses and inflation, GMF Segment Adjusted EBITDA margin increased from 24.0% for the year ended December 31, 2020 to 24.6% for the year ended December 31, 2021, benefitting from improved operating leverage and continued cost controls.
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
The following table reconciles consolidated net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

	Atotech UK Topco Limited	Atotech Limited
($ in millions)	Year ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2021
Consolidated net income (loss)	$7.6	$(289.4)	$7.5
Interest expense, net	148.1	142.0	97.2
Income taxes	54.8	64.3	76.6
Depreciation and amortization (excluding impairment charges)	165.4	166.4	177.0
EBITDA	375.9	83.3	358.4
Non-cash adjustments (a)	(10.2)	250.7	89.7
Gain on disposal of fixed asset (b)	(6.1)	—	—

	Atotech UK Topco Limited	Atotech Limited
($ in millions)	Year ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2021
Foreign exchange loss, net (c)	(2.4)	14.8	(13.0)
Restructuring (d)	13.4	2.5	(0.6)
Transaction related costs (e)	7.1	7.6	19.9
Management fee (f)	2.4	2.7	2.6
COVID-19 adjustment (g)	—	2.2	0.9
Adjusted EBITDA	$380.1	$363.9	$458.0

(a)
Eliminates the impact of
(1) share-based
compensation expenses, (2) losses on the sale of fixed assets, (3) impairment charges including, for the year ended December 31, 2020, as a result of the negative impact that the
COVID-19
pandemic had on demand for products and services and the resulting impairment testing of GMF goodwill, which resulted in an impairment charge of $279.5 million,
(4) mark-to-market
adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions and bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes and (5) valuation adjustments from the revaluation of the earn-out
liability initially recognized in 2019. The dollar value of these non-cash
adjustments for each period presented above is set forth below:

	Atotech UK Topco Limited	Atotech Limited
($ in millions)	Year ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2021
Share-based compensation	$0.2	$0.3	$9.5
Losses on the sale of fixed assets	0.9	1.5	1.5
Impairment charges	4.7	283.9	4.4
Mark-to-market adjustments	(16.0)	(35.0)	77.1
Valuation adjustment	—	—	(2.6)
Non-cash adjustments	$(10.2)	$250.7	$89.7

(b)	Eliminates the cash impact of gains on the sale of fixed assets.
(c)	Eliminates net foreign currency transactional gains and losses on balance sheet items.
(d)	Eliminates charges resulting from restructuring activities principally from the Company’s cost reduction efforts.
(e)
The values for the years ended December 31, 2020 and 2019 reflect an adjustment to eliminate (i) fees associated with the foreign currency exchange derivatives entered into in conjunction with the Acquisition, (ii) professional fees paid to third-party
advisors in connection with the implementation of strategic initiatives and
(iii) IPO-related
costs, linked to the existing equity. The values for the year ended December 31, 2021 reflect an adjustment to eliminate
(1) IPO-related
costs linked to the existing equity, (2) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives and (3) the increased expenses of the D&O insurance in connection with the IPO.

(f)
Reflects an adjustment to eliminate fees paid to Carlyle. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the second anniversary of the initial public offering and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company. Management does not view these fees as indicative of the Company’s operational performance and the removal of these fees from Adjusted EBITDA is consistent with the calculation of similar measures under our Senior Secured Credit Facilities, the Holdco Notes Indenture, and the Opco Notes Indenture. See Item 7. “
Major Shareholders and Related Party Transactions
.”

(g)
Eliminates charges in connection with
COVID-19,
including $0.9 million for the year ended December 31, 2021 and $1.7 million for the year ended December 31, 2020 for masks, sanitizers, and other
COVID-19
related expenses at certain plant and office locations as well as $0.5 million of expenses incurred during locally mandated plant shutdowns in China, Malaysia, India, and Mexico for the year ended December 31, 2020.

B. Liquidity and Capital Resources
Our liquidity requirements are principally related to funding our operating expenses, making interest payments under our indebtedness, meeting working capital requirements, and funding capital expenditures. Our capital expenditures during the years ended December 31, 2021, 2020 and 2019 were $56.5 million, $52.8 million and $75.7 million, respectively.

We anticipate that the cash flows from operations, cash on hand, and availability under the revolving credit facility and our local lines of credit will be sufficient to fund our liquidity requirements. We may also pursue strategic acquisition opportunities, which may impact our future cash requirements and require additional issuances or incurrences of debt. From time to time, we may establish new local lines of credit or utilize existing local lines of credit. We will manage our global cash balances by utilizing available cash management strategies, which may include intercompany agreements, permitted dividends, and hedging. However, our ability to fund our liquidity requirements will depend on our ability to generate and access cash in the future. This is subject to general economic, financial, contractual, competitive, legislative, regulatory, and other factors, some of which are beyond our control, as well as the factors described in Item 3.D. “
Risk Factors
,” including our ability to access cash generated in China as described in Item 3.D. “
Risk Factors—Risks Related to our Business—The Chinese government’s control of currency conversion and expatriation of funds may affect our liquidity
.”
We or our affiliates may, from time to time seek to purchase, repurchase, redeem or otherwise retire our loans through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions, tender offers, or otherwise. Such purchases, repurchases, redemptions, exchanges or retirements, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material.
Historical Cash Flows
The following table summarizes our primary sources and uses of cash for the periods indicated:

	Atotech UK Topco Limited	Atotech Limited
($ in millions)	Year ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2021
Net cash provided by (used in):
Operating activities	$134.8	$160.6	$213.7
Investing activities	$(70.3)	$(55.0)	$(51.0)
Financing activities	$(144.6)	$(122.0)	$(98.4)
Fiscal 2021 compared to Fiscal 2020
Operating activities
Net cash provided by operating activities was $213.7 million for the year ended December 31, 2021 compared to $160.6 million for the year ended December 31, 2020, an increase of $53.1 million. This increase is primarily the result of the positive business development in the second half of 2021.
Investing activities
Net cash used in investing activities was $51.0 million for the year ended December 31, 2021 compared to net cash used of $55.0 million for the year ended December 31, 2020, a decrease of $4.1 million. This change is primarily due to the proceeds from disposal of assets for the year ended December 31, 2021.
Financing activities
Net cash used in financing activities was $98.4 million for the year ended December 31, 2021 compared to net cash used in financing activities of $122.0 million for the year ended December 31, 2019, a decrease of $23.6 million. This increase was primarily due to the issuance of common shares in connection with our IPO, the repayment of our Old Term Loan Facilities, and the issuance of new borrowings as part of the Refinancing.
Debt Agreements
Our liquidity requirements are significantly impacted by the cash expense associated with servicing our indebtedness. As of December 31, 2021, our principal outstanding indebtedness totaled $1,574.5 million (including $4.7 million of local lines of credit and excluding short-term
and
long-term
deferred financing costs of $18.2 million

and $64.2 million of lease liabilities). The following table details our borrowings outstanding as of December 31, 2021 and the associated interest expense, including amortization of debt issuance costs and debt discounts, and average effective interest rates for such borrowings for the year ended December 31, 2021:

($ in millions)	Principal balance as of December 31, 2021	Average annual interest rate, for the year ended December 31, 2021	Interest expense for the year ended December 31, 2021
USD Term Loan Facility	$1,343.3	3.0%	$34.2
EUR Term Loan Facility (1)	$226.5	2.7%	$5.4

(1)	Reflects currency exchange rate in effect at period end.
Senior Secured Credit Facilities
Following the Refinancing, our Senior Secured Credit Facilities consist of our USD Term Loan Facility, our EUR Term Loan Facility, and our Revolving Credit Facility. Our Revolving Credit Facility provides revolving loans and letters of credit pursuant to commitments in an aggregate principal amount of $250.0 million, with borrowing capacity of $232.5 million as of December 31, 2021, after giving effect to $17.5 million of outstanding ancillary facilities for local lines of credit and guarantee obligations.
The Revolving Credit Facility matures in March 2026 and the Term Loan Facilities mature in March 2028. The USD Term Loan Facility amortizes in quarterly installments of 0.25% starting with the fiscal quarter ending September 30, 2021 until maturity, whereby the final installment of the USD Term Loan Facility will be paid on the maturity date in an amount equal to the aggregate unpaid principal amount. Each of the EUR Term Loan Facility and the Revolving Credit Facility does not amortize and each will be paid in full on its respective maturity date.
Borrowings under the USD Term Loan Facility (the “USD Term Loans”) bear interest at a floating rate equal to, at our option, either: 1.50% plus a base rate determined by reference to the higher of the prime lending rate quoted by the administrative agent, the LIBOR rate for an interest period of one month plus 1.00% and the federal funds rate plus 0.50%; or 2.50% plus a LIBOR rate on deposits in U.S. dollars for one-,
three- or
six-month
periods (or twelve-month or other periods if, at the time of the borrowing, available from all relevant lenders). The LIBOR rate USD Term Loans (as defined in the credit agreement governing our Senior Secured Credit Facilities) are subject to a 0.50% floor and the base rate USD Term Loans are subject to a 0.00% floor.
Borrowings under the EUR Term Loan Facility (the “EUR Term Loans”) bear interest at a floating rate equal to, at our option, either: 1.75% plus a base rate determined by reference to the higher of the prime lending rate quoted by the administrative agent, the EURIBOR rate for an interest period of one month plus 1.00% and the federal funds rate plus 0.50%; or 2.75% plus a EURIBOR rate on deposits in U.S. dollars for one-,
three- or
six-month
periods (or twelve-month or other periods if, at the time of the borrowing, available from all relevant lenders). The EURIBOR rate is subject to a 0.00% floor and the base rate is subject to a 0.00% floor. When the first lien net leverage ratio is equal to or less than 3.40x, the applicable margin on the EUR Term Loan may be reduced to 1.50% for base rate loans and 2.50% for EURIBOR rate loans. Effective as of November 11, 2021 the applicable margin on the EUR Term decreased from 2.75% by 0.25% to 2.50% based on the first lien net leverage ratio.
When the first lien net leverage ratio is above 3.40x, the applicable margin on the Revolving Credit Facility is 1.00% for base rate loans and 2.00% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 3.40x and above 2.90x, the applicable margin on the Revolving Credit Facility is 0.75% for base rate loans and 1.75% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 2.90x and above 2.40x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.50% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 2.40x and above 1.90x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.25% for LIBOR rate loans. When the first lien net leverage ratio is equal to or below 1.90x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.00% for LIBOR rate loans. As of the date hereof, the applicable margin for the Revolving Credit Facility is 1.00% for base rate loans and 2.00% for LIBOR rate loans. The LIBOR rate borrowings under the Revolving Credit Facility are subject to a 0.00% floor and the base rate borrowings under the Revolving Credit Facility are also subject to a 0.00% floor. We will also pay the lenders a commitment fee on the unused commitments under the Revolving Credit Facility, which will be payable quarterly in arrears. The commitment fee is subject to change depending on our first lien net leverage ratio. As of December 31, 2021, the commitment fee is 0.25% per annum.

Letters of credit issued under our Revolving Credit Facility are subject to a $75.0 million sublimit. We may use future borrowings under our Revolving Credit Facility to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments, capital expenditures, and restricted payments. Our ability to draw under our Revolving Credit Facility or issue letters of credit thereunder will be conditioned upon, among other things (including the covenants governing our other indebtedness), delivery of required notices, accuracy of the representations and warranties contained in the credit agreement governing our Senior Secured Credit Facilities and the absence of any default or event of default under our Senior Secured Credit Facilities, subject to certain exceptions.
Local Lines of Credit
We have a local line of credit in India and, from time to time, may have lines of credit in other jurisdictions. As of December 31, 2021, we had INR 300.0 million ($4.0 million) outstanding under the local line of credit in India as well as THB 23.0 million ($0.7 million) draw down in Thailand, which in total represents our current bank debt.
C. Research and Development, Patents and Licenses
We employ a global R&D strategy to drive organic and
customer-led
innovation. We have more than 100 employees with Ph.D.s, many of whom work closely with our customers to pursue highly complex projects, translating R&D into customer solutions by creating new technologies and further integrating our existing technology. Integral to our R&D strategy is our investment in and development at our 15 technology centers, which are located strategically around the world. As the hubs for innovation and product development, our technology centers allow us to conduct qualification runs for customers and OEMs in-house,
enable pilot production programs for our customers, serve as venues for development tests, and function as comprehensive training centers for employees, customers, and OEMs.
We have invested heavily in our R&D capabilities over the last several years, which we believe have positioned us to take advantage of various trends in an innovation intensive market. This investment includes over 500 R&D employees worldwide. We believe our $158.1 million in R&D expenses during the three years ended December 31, 2021, representing 4.1% of total revenue, significantly exceeds that of our competition. Approximately
80-90%
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
D. Trend Information
See Item 5. “
Operating and Financial Review and Prospects
.”
E. Critical Accounting Estimates
Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments, assumptions and estimates about matters that are inherently uncertain or where judgments, assumptions and estimates are significant. Our management bases its estimates on historical experience and other assumptions that it believes are reasonable based upon information available to us at the time that these judgments, assumptions and estimates are made. We continually evaluate our judgments, estimates and assumptions. Our actual results may differ from the judgments, assumptions and estimates made by our management. To the extent that there are material differences between these judgments, assumptions and estimates (on the one hand) and actual results (on the other hand), our future financial statement presentation, financial condition, results of operation and cash flows may be affected.
We have prepared our audited consolidated financial statements in accordance with IFRS as issued by the IASB and interpretations issued by the Standing Interpretations Committee. The audited consolidated financial statements are presented in U.S. dollars.
In order to provide an understanding regarding the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our significant
accounting policies in Note 2 to our audited consolidated financial statements.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table provides information regarding the current members of our Board of Directors and our executive officers as of April 8, 2022.

Name	Age	Position
Geoff Wild	65	Chief Executive Officer and Director
Peter Frauenknecht	56	Chief Financial Officer
Harald Ahnert	50	President—Electronics
Gertjan van der Wal	58	President—General Metal Finishing
Gregor P. Boehm	57	Director
Ronald E. Bruehlman	61	Director
Herman H. Chang	63	Director
Friedel Drees	41	Director
Louise Makin	61	Director

Shaun Mercer	42	Director
Gregory M. Nikodem	43	Director
Charles W. Shaver	63	Director
Martin W. Sumner	47	Director
Klaus-Günter Vennemann	67	Director
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
Louise Makin
Dame Louise Makin DBE is a
non-executive
director of Intertek Group plc and Theramex Group, (a Pharmaceutical Company focused on women’s health), a non-executive
director and chair designate of Halma plc, (a FTSE 100 global group of life-saving technology companies), Chair of the 1851 Trust, a Trustee of the Outward Bound Trust, and an Honorary Fellow of St. John’s College, Cambridge. Dr. Makin was Chief Executive Officer of BTG plc from October 2004 to August 2019 where she led the transformation of BTG from $150 million in value, to its acquisition by Boston Scientific for $4.2 billion by successfully acquiring and integrating eight companies into BTG to create a leading Interventional Medicine Business. Prior to BTG, she was at Baxter Healthcare from 2000 first as Vice President, Strategy & Business Development Europe then from 2001, she was President, Biopharmaceuticals Europe of Baxter Healthcare, where she was responsible for Europe, Africa, and the Middle East. From January 2015 to October 2019, Dr. Makin was at Woodford Patient Capital Trust plc, where she served on the Audit and Management Engagement Committees. She also served as Director of Global Ceramics at English China Clay, and started her career at ICI serving in a variety of roles between 1985 and 1998. Dr. Makin has an MBA from the Open University in Milton Keynes, England, and an MA and PhD in Material Sciences from the University of Cambridge (Cantab).
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
Charles W. Shaver
Charles W. Shaver has been the Chief Executive Officer of Nouryon since September 2018. Prior to that, he served as Chairman of the Board and Chief Executive Officer of Axalta Coating Systems from 2013 until September 2018. With over 34 years of leadership roles in the global petrochemical, oil, and gas industry, Mr. Shaver was the Chief Executive Officer and President of the TPC Group from June 2004 to June 2012. He also served as Vice President and General Manager for General Chemical, a division of Gentek, from 2001 through 2004, and as a Vice President and General Manager for Arch Chemicals from 1999 through 2001.
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
Klaus-Günter
Vennemann
Klaus-Günter
Vennemann is a management consultant and a member of the Supervisory Board of Rheinmetall since 2016. Prior to his current position, Mr. Vennemann was Chief Executive Officer of the General Lighting business unit of OSRAM AG in Munich until September 2012. Since October 2012, Mr. Vennemann has worked as a freelance business and management consultant as part of his positions on supervisory boards. Prior to 2012, Mr. Vennemann has held management positions at various companies, including in the United States (as Executive Vice President Operations at Getrag Gears of North America Inc.) and Germany (as Vice President Manufacturing at Getrag GmbH & Cie. KG, and Managing Director at LuK
Fahrzeug-Hydraulik
GmbH & Co. KG, LuK GmbH & Co. oHG, and TRW Fahrwerksysteme GmbH). Mr. Vennemann graduated from the Duisburg Technical School as a state-certified electrical engineer.

Family Relationships
There are no family relationships between any of the directors. There are no family relationships between any director and any of the senior management of our Company.
Arrangements or Understandings
Certain of our directors are designated by Carlyle pursuant to a shareholders agreement between the Company and Carlyle. See Item 7.B. “
Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders Agreement
.”
B. Compensation
Executive Officer Remuneration
The following table sets forth the approximate remuneration paid during the year ended December 31, 2021 to our current executive officers.

Name and Principal Position	Year	Total
Geoff Wild, Chief Executive Officer	2021	$3,750,665
Peter Frauenknecht, Chief Financial Officer	2021	$1,179,277
Harald Ahnert, President—Electronics	2021	$769,199
Gertjan van der Wal, President—General Metal Finishing	2021	$704,054
The compensation for our executive officers is generally comprised of the following elements: base salary, bonus under the Annual Incentive Plan, social security contributions, car allowances, pension contributions, and medical and insurance contributions. For Mr. Wild, the amount also included the value attributed to the acceleration of a portion of his restricted stock units and performance stock units, as described below.
Executive Officer Employment Arrangements
We have entered into employment agreements with each of our executive officers. The material terms and conditions of these agreements are described below.
Geoff Wild
We entered into an employment agreement with Geoff Wild on March 31, 2017 (which has been subsequently amended) pursuant to which he serves as our Chief Executive Officer. The employment agreement had an initial term of two years, and automatically renews for successive one-year
terms unless either party provides
forty-five
days’ prior written notice to the other party that the agreement shall not be so extended. The employment agreement entitles Mr. Wild to receive an annual base salary and an opportunity to earn an annual discretionary performance-based
bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Mr. Wild is also entitled to tax preparation assistance and the use of a Company car. The employment agreement also provides that if the terms and conditions of any employment contract of any of our employees are, taken as a whole, more favorable than those in the employment agreement, we must offer to amend the terms of the employment agreement so that they are, taken as a whole, at least as favorable as those of such employee. Mr. Wild is also entitled to an additional bonus on the basis of the return achieved by our main shareholders in connection with a public listing or change in control.
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

As previously disclosed on a Form
6-K,
MKS announced in October 2021 that Mr. Wild was elected to the board of directors of MKS as a non-executive
Class III Director of MKS, effective immediately following the closing of the MKS Acquisition. In accordance with subsequent amendments to Mr. Wild’s employment contract, he is entitled to receive cash termination payments and benefits that will become payable upon a qualifying termination of employment that occurs on the date of or within 12 months following a change in control (rather than only within 12 months following a change in control) (a “CIC Qualifying Termination”). Additionally, upon a CIC Qualifying Termination, the notice period for termination is six months.
Mr. Wild has also agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for eighteen months following termination of his employment. Prior to the amendments to his employment contract, Mr. Wild was also entitled to an additional payment if he complied with certain restrictive covenants, payable at the conclusion of the 18 months period following termination during which the restrictive covenants would apply. The amendments provide that, on or following Closing, this payment will be payable 18 months following a CIC Qualifying Termination, without regard to whether Mr. Wild complies with the applicable restrictive covenants.
In addition, in December 2021, we elected to accelerate all of the time-based restricted stock units and the target number of performance-based restricted stock units held by Mr. Wild and settle such awards in cash.
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
Certain Amendments to Employment Arrangements
As previously disclosed on a Form
6-K,
on July 1, 2021, the employment agreements of Harald Ahnert, Peter Frauenknecht, and Gertjan Willem van der Wal were amended to include (or, in the case of Mr. Frauenknecht, to amend existing) change of control-related protections (the “Management Change of Control Amendments”). The Management Change of Control Amendments provide that if the executive’s employment is terminated by us within 12 months after a change of control or if in connection with a change of control, the executive’s employment duties are materially diminished, the executive will be entitled to receive cash termination payments, which are contingent upon the executive’s timely execution of a release of claims. Messrs. Ahnert’s and van der Wal’s Management Change of Control Amendments also provide that if the change of control severance payment is triggered, the notice period for termination is six months. Additionally, the Management Change of Control Amendments increase the amount of consideration payable to each executive during the period he is subject to post-termination non-competition
restrictions to the greater of (i) 50% of the total remuneration most recently received by the executive under the employment agreement or (ii) 100% of the executive’s most recently received base salary.
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
Lock-Up
Deeds were vested.
The following table summarizes the number of common shares or partnership interests indirectly held by the executive officers named in this report as of December 31, 2021 (after giving effect to the dissolution of the Management Investment Partnerships):

Name	Common Shares or Partnership Interests
Geoff Wild	1,916,800
Peter Frauenknecht	871,273
Harald Ahnert	608,891
Gertjan van der Wal	608,891
As of December 31, 2021, such executive officers did not own any options pursuant to the Share Plans.
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
Awards
The 2021 Plan provides for the grant of options, including incentive options and non-qualified
options, share appreciation rights (“SARs”), restricted shares, dividend equivalents, restricted share units (“RSUs”), and other share or cash-based awards. Certain awards under the 2021 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. All awards under the 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination
exercise limitations. A brief description of each award type follows.

•
Options and SARs
. Options provide for the purchase of common shares in the future at an exercise price set on the grant date. Incentive options, by contrast to non-qualified
options, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the common shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR, and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of an option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of incentive options granted to certain significant shareholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of an option or SAR may not be longer than ten years (or five years in the case of incentive options granted to certain significant shareholders).

•
Restricted Shares and RSUs
. Restricted shares are awards of nontransferable common shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver common shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on common shares prior to the delivery of the underlying common shares. The plan administrator may provide that the delivery of the common shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2021 Plan.

•
Other Share or Cash Based Awards
. Other share or cash based awards are awards of cash, fully vested common shares, and other awards valued wholly or partially by referring to, or otherwise based on, common shares or other property. Other share or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments, and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other share or cash based awards, which may include any purchase price, performance goal, transfer restrictions, and vesting conditions.

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
Provisions of the 2021 Plan Relating to Director Compensation
The 2021 Plan provides that the plan administrator may establish compensation for non-employee
directors from time to time subject to the 2021 Plan’s limitations. Compensation arrangements for non-employee
directors are described in the section entitled “
Non
-Employee
Director Compensation
” below.
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
Matching Share Plan
In March 2021, we implemented the Atotech Matching Share Plan (the “MSP”) pursuant to which certain of our eligible employees have the opportunity to purchase our common shares and receive a proportional number of matching shares from us at no cost. The MSP is a sub-plan
of the 2021 Plan and common shares granted under the MSP come from the 2021 Plan share reserve. Generally, all of our active employees with an employment agreement with us are eligible to participate in the MSP. The MSP is initially expected to have two offering periods per year during which eligible employees may participate. During each offering period, participating employees may make contributions to the MSP equal to any amount between (i) $350 and (ii) 10% of their annual gross salary and target bonus for the year in which the offering period occurs, provided, however, that no employee may contribute over $25,000 to the MSP in one calendar year (or, if les, 10% of their gross annual base salary and target bonus). Generally, these contributions are then used to purchase our common shares on a designated acquisition date following the end of the offering period at a per share purchase price equal to the New York Stock Exchange closing price of our common shares on such date. Contributions to the MSP are typically deducted from the participating employee’s net salary. For every four common shares purchased under the MSP, the employee generally receives one matching common share from us at no cost, although we reserve the right to issue an equivalent cash payment in lieu of such matching shares. All shares issued pursuant to the MSP, including purchased shares and matching shares, must generally be held in a designated individual custody account for at least one year following the date of issuance.

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
We have agreed to pay a monthly remuneration to
Klaus-Günter
Vennemann in the amount of $6,250 for his service on our board of directors.
Additionally, Messrs. Mercer and Bruehlman and Ms. Makin entered into transaction bonus agreements providing for cash payments of $100,000, $500,000 and $500,000, respectively, that are payable shortly following the Closing, subject to their continued service and the Closing occurring by June 30, 2022.
Pension, Retirement or Similar Benefits
We operate various defined contribution and defined benefit pension plans in which our employees participate. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our named executive officers with respect to 2021 was $236,755.
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
Controlled Company
For purposes of the rules of the New York Stock Exchange, we are a “controlled company.” Under the New York Stock Exchange rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Carlyle owns more than 50% of the combined voting power of our common shares and has the right to designate a majority of the members of our Board for nomination for election and the voting power to elect such directors. Accordingly, we are eligible to take, have taken, and intend to continue to take advantage of certain exemptions from corporate governance requirements provided in the rules of the New York Stock Exchange. Specifically, as a controlled company we are not required to have (i) a majority of independent directors, (ii) a nominating and corporate governance committee composed entirely of independent directors, or (iii) a compensation committee composed entirely of independent directors. Therefore, we do not have a majority of independent directors, and our Nominating and Corporate Governance and Compensation Committees do not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange rules. The controlled company exemption does not modify the independence requirements for the Audit Committee, and we currently comply with the requirements of the
Sarbanes-Oxley
Act and the New York Stock Exchange rules, which require that our Audit Committee be composed of at least three members, each of whom was independent as of the one year anniversary of the date of the pricing of our shares in the IPO.
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
of the directors.
Upon consummation of the IPO, we entered into a shareholders agreement between the Company and Carlyle that, among other things, granted Carlyle certain rights to appoint members of our Board. See Item 7.B. “
Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders Agreement
.”
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
Audit Committee
The Audit Committee, which consists of Mr. Bruehlman (Chairman), Dr. Makin (Acting Chairperson, at meetings held remotely as a result of
COVID-19
related travel restrictions) and Mr. Vennemann, is responsible for, among its other duties and responsibilities, assisting the Board in overseeing: our accounting and financial reporting processes and other internal control processes, the audits and integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, the design and implementation of our internal audit function, and the performance of our internal audit function and independent registered public accounting firm. Our Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm. Our Audit Committee also has the authority to review and approve our decision to enter into derivatives and swaps and to establish policies and procedures with respect thereto, including utilizing the commercial end-user
exception to enter into
non-cleared
swaps which are not executed through a board of trade or swap execution facility.
The Board has determined that each of Mr. Bruehlman and Dr. Makin is an “audit committee financial expert” as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the New York Stock Exchange. The Board has also determined that each of Mr. Bruehlman, Dr. Makin and Mr. Vennemann is independent under Rule
10A-3
under the Exchange Act and the New York Stock Exchange standard, for purposes of the Audit Committee. Rule
10A-3
under the Exchange Act requires us to have all independent audit committee members (within the meaning of Rule
10A-3
under the Exchange Act and the New York Stock Exchange standard) within one year of our IPO. As of February 4, 2021, each of our audit committee members was independent. All members of the Audit Committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles, and are financially literate.
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
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee, which consists of Mr. Boehm (Chairman), Mr. Wild and Mr. Vennemann, is responsible for, among its other duties and responsibilities, identifying and recommending candidates to the Board for election to our Board, reviewing the composition of the Board and its committees, developing and recommending to the Board corporate governance guidelines that are applicable to us, and overseeing Board and Board committee evaluations.
Executive Committee
The Executive Committee, which consists of Mr. Wild, Mr. Drees, Mr. Sumner, and Mr. Boehm, is responsible for exercising all the powers and authority of the Board in the management of the business and affairs of the Company, including acting upon recommendations of other committees of the Board. The Executive Committee is authorized with all the powers of the Board except for certain specifically enumerated powers, including:

•	the approval of any action for which approval of the Company’s members is required by the Articles or by applicable law;

•	the filling of vacancies on the Board or any of its committees;

•	the fixing of compensation of directors for serving on the Board or any of its committees;

•	the adoption, amendment or repeal of the Articles of the Company or any other organizational documents of the Company;

•	the amendment or repeal of any resolution of the Board that is not by its express terms so amendable or repealable;

•	the declaration of any dividend or distribution with respect to the units or any other equity securities of the Company;

•
the sale, issuance, redemption or repurchase of units or any other equity securities of the Company to, by or from any person other than the Company or any of its subsidiaries (the “
Group
”), unless it relates to the execution of the Company’s management incentive plan;

•	the entry into any material new line of business other than the business conducted by the Group;

•	the establishment and approval of any of the Group’s (x) annual capital expenditure budget, (y) annual operating plan or (z) long-term business plan;

•	material acquisitions or divestments or the entering into material joint ventures, in each case exceeding a value of EUR 75,000,000;

•	the merger or consolidation of the Company with any other entity (other than another member of the Group);

•	the dissolution or liquidation of the Company;

•	the filing of a voluntary bankruptcy petition or the initiation of any other insolvency proceeding;

•	approval of the initial and subsequent elections or appointments of the Chief Executive Officer or Chief Financial Officer, to the extent applicable;

•	incur new material indebtedness (other than draws on existing revolving credit facilities in the ordinary course of business), or refinance material existing indebtedness;

•	the selection of independent accountants or the making of any significant change in accounting or tax principles;

•	cause or permit the Company or any member of the Group to enter into material contractual obligations outside of the ordinary course of business;

•	the appointment of other committees of the Board or the members thereof; or

•	any other matter that (i) is expressly prohibited to be delegated to committees by the Articles or (ii) requires action by the full Board under the Company’s Articles or Board resolution.
Compensation Committee Interlocks and Insider Participation
None of the members of our Compensation Committee is currently one of our officers or employees. During the year ended December 31, 2021, none of our executive officers served as a member of the board or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board or our Compensation Committee.

D. Employees
We had 4,033, 3,862 and 3,783 employees as of December 31, 2021, 2020 and 2019, respectively, which includes 197, 153 and 74 temporary employees employed directly by us as of December 31, 2021, 2020 and 2019, respectively, as well as 248, 179 and 177 temporary employees who provided services to us through a third-party
temporary staffing agency as of December 31, 2021, 2020 and 2019, respectively.
The following table sets forth the numbers of our employees categorized by function as of December 31, 2021, 2020 and 2019:

Function	December 31, 2019	December 31, 2020	December 31, 2021
Manufacturing	781	923	1,012
Administration (1)	631	643	689
Sales, Marketing & Technicians	1,855	1,783	1,786
Research & Development	516	513	546

(1)	Covering general management and support personnel in areas of finance and human resources, legal, purchasing, IT, site management, operations and health, safety and environmental management.
The following table describes the number of employees by geographic location as of December 31, 2021, 2020 and 2019:

Country	December 31, 2019	December 31, 2020	December 31, 2021
Germany	943	940	970
China	1,101	1,123	1,172
Taiwan	222	225	222
India	312	315	372
United States	155	143	148
Japan	120	119	119
Korea	117	114	122
Additionally, as of December 31, 2021, 2020 and 2019, we had approximately 908, 883 and 813 employees, respectively, in the aggregate, in Austria, France, Italy, Spain, the Netherlands, the United Kingdom, Scandinavia, Slovenia, Poland, Turkey, Lithuania, Russia, Czech Republic, Thailand, Malaysia, Vietnam, Hong Kong, Singapore, Australia, Canada, Mexico, Brazil, and Argentina.
Certain of our employees are represented by labor unions. We believe that we maintain a good working relationship with these unions and our employees, and we have not experienced any material labor disputes in the past.
E. Share Ownership
For information regarding the share ownership of directors and officers, see Item 7.A. “
Major Shareholders and Related Party Transactions—Major Shareholders
.” For information as to our equity incentive plans, see Item 6.B. “
Director, Senior Management and Employees—Compensation
.”
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
As of April 4, 2022, we had 194,695,832 common shares outstanding. The following table sets forth information with respect to the beneficial ownership of our common shares as of such date by:

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

Name of Beneficial Owner	Number	Percent
Principal Shareholders
Carlyle(1)	153,672,703	78.9%
Executive Officers and Directors
Geoff Wild	1,916,800	1.0%
Peter Frauenknecht	871,273	*
Harald Ahnert	609,891	*
Gertjan van der Wal	609,891	*
Gregor P. Boehm	—	—
Ronald E. Bruehlman	—	—
Herman H. Chang	—	—
Friedel Drees	—	—
Louise Makin	—	—
Shaun Mercer	—	—
Gregory M. Nikodem	—	—
Charles W. Shaver	65,725	*
Martin W. Sumner	—	—
Klaus-Günter Vennemann	—	—
All executive officers and directors as a group (14 persons)	4,073,580	2.1%

*	Denotes less than 1.0% of beneficial ownership.
(1)
Includes 93,841,130 shares held by Carlyle Partners VI Cayman Holdings, L.P., 40,937,384 shares held by CEP IV Participations, S.à r.l. SICAR, and 18,894,189 shares held by Gamma Holding Company Limited.

The Carlyle Group Inc., which is a publicly traded entity listed on NASDAQ, is the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder TC Group VI Cayman, L.L.C., which is the general partner of TC Group VI Cayman, L.P., which is the general partner of Carlyle Partners VI Cayman Holdings, L.P.
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
Voting and investment determinations with respect to the shares held by Carlyle Partners VI Cayman Holdings, L.P. are made by an investment committee of TC Group VI Cayman, L.P., which is comprised of Peter Clare, Allan Holt, William Conway, Jr., Daniel D’Aniello, David Rubenstein, Kewsong Lee, Norma Kuntz, Sandra Horbach, Brian Bernasek and Marco De Benedetti as a
non-voting
observer.

Voting and investment determinations with respect to the shares held by CEP IV Participations, S.à r.l. SICAR are made by the board of CEP IV Participations, S.à r.l. SICAR following recommendations by the investment committee of CEP IV Managing GP, L.P. The Board of the SICAR is comprised of Estelle Beyl-Vodouhé, William Cagney, Guy Harles, Andrew Howlett-Bolton, Sara Huda and Richard Wallace and CEP IV Managing GP Holdings Ltd. The investment committee of CEP IV Managing GP, L.P. is comprised of Daniel D’Aniello, William Conway, Jr., David Rubenstein, Peter Clare, Kewsong Lee, and Norma Kuntz.
Voting and investment determinations with respect to the shares held by Gamma Holding Company Limited are made by an investment committee of CAP IV General Partner, L.P. The investment committee of CAP IV General Partner, L.P. is comprised of Daniel D’Aniello, William Conway, Jr., David Rubenstein, Peter Clare, Kewsong Lee, and Norma Kuntz.
Accordingly, each of the entities and individuals mentioned above may be deemed to share beneficial ownership of the securities held of record by Carlyle Partners VI Cayman Holdings, L.P., CEP IV Participations, S.à r.l. SICAR and Gamma Holding Company Limited. Each of them disclaims any such beneficial ownership.
The address for each of the entities and individuals named in this footnote is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.
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
Consulting Agreement
On January 31, 2017, in connection with the Acquisition, we entered into a consulting agreement with Carlyle, pursuant to which we pay Carlyle a fee for consulting and oversight services provided to us and our subsidiaries. Pursuant to this agreement, subject to certain conditions, we pay Carlyle an annual fee of $1.8 million for consulting services to the Company. Further, under this agreement Carlyle was entitled to additional reasonable fees and compensation agreed upon by the parties for advisory and other services provided by Carlyle to us from time to time, including additional advisory and other services associated with acquisitions and divestitures or sales of equity or debt instruments. Carlyle did not provide any additional services beyond consulting and oversight services for the year ended December 31, 2021 and did not receive compensation pursuant to the consulting agreement outside of the annual fee described above. On March 6, 2020, the consulting agreement was amended to allow for the accession of the Company as a party thereto and to amend the termination provisions thereof. We will continue to pay Carlyle the annual fee payable pursuant to the consulting agreement until the earlier of (i) the second anniversary of the IPO and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company.
Shareholders Agreement
In connection with our IPO, we entered into a shareholders agreement with Carlyle. Pursuant to the shareholders agreement, our Board consists of eleven seats, with Carlyle having the right to designate ten of the board members and, in addition, our principal executive officer shall have the right to serve as a board member, who, for so long as he serves as our Chief Executive Officer, will be Mr. Wild. The number of board members that Carlyle (or such permitted transferee or affiliate) is entitled to designate is subject to maintaining certain ownership thresholds. If Carlyle (or such permitted transferee or affiliate) loses its right to designate any directors pursuant to the terms of the shareholders agreement, these positions will be filled by our shareholders in accordance with our articles of association. See Item 10.B. “
Additional Information—Memorandum and Articles of Association
” for more information regarding our articles of association. In addition, the shareholders agreement provides that each committee of the Board will include a proportional number of directors designated by Carlyle (or such permitted transferee or affiliate) that is no less than the proportion designated by Carlyle as is then serving on the Board, subject to our obligation to comply with any applicable independence requirements.
The shareholders agreement also includes provisions pursuant to which Carlyle (or such permitted transferee or affiliate) has the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common shares held by Carlyle (or such permitted transferee or affiliate) or to piggyback on other registration statements in certain circumstances. These shares represent approximately 79% of our common shares. These common shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of common shares held by persons deemed to be our affiliates. The shareholders agreement will also require us to indemnify Carlyle (or such permitted transferee or affiliate) and its affiliates in connection with any registrations of our securities.
Indemnification Agreements
We have entered into indemnification agreements with each of our directors and certain of our officers. These indemnification agreements provide the directors and officers with contractual rights to indemnification and expense advancement. However, these indemnification provisions are restricted by Jersey Law.

Employment Agreements
See Item 6.B. “
Directors, Senior Management and Employees—Compensation—Executive Officer Employment Arrangements
” for information regarding the employment agreements that we have entered into with certain of our executive officers.
Management
Lock-Up
Agreements
See Item 6.B. “
Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangement—Participants Equity Investment Program
” for information regarding the
lock-up
agreements that we have entered into with certain members of management.
C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
Consolidated Financial Statements
Refer to Item 18. “
Financial Statements
.”
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
On March 23, 2020, Atotech filed a motion to dismiss the complaint in its entirety. On February 3, 2021, the court requested that the parties brief the question of whether the court has subject matter jurisdiction over the action under the Class Action Fairness Act of 2005. On December 2, 2021, the court decided that it has subject matter jurisdiction over the action under the Class Action Fairness Act of 2005. On December 23, 2021, Atotech refiled its motion to dismiss the complaint in its entirety. All parties have fully briefed the issues and now await a ruling from the court. Management does not believe that this or any other pending legal matters that we encounter in the normal course of business will have a material adverse effect on our business or financial condition.
Delaware PFAS Subpoena Information Request
On September 1, 2020, the Delaware Attorney General’s office issued a subpoena to Atotech USA, LLC, requesting that Atotech provide information concerning its potential connection to PFAS within Delaware. Atotech responded to the Delaware Attorney General’s subpoena on September 22, 2020. On October 6, 2020, Atotech provided additional responses to the Delaware Attorney General’s subpoena. On October 23, 2020, the Delaware Attorney General’s office issued a supplemental subpoena, to which Atotech responded on November 13, 2020. Management does not believe that this or any other pending legal matters that we encounter in the normal course of business will have a material adverse effect on our business or financial condition.

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
Item 9. The Offer and Listing
A. Offer and Listing Details
Our common shares are listed on the New York Stock Exchange under the symbol “ATC.”
B. Plan of Distribution
Not applicable.
C. Markets
Our common shares are listed and traded on the New York Stock Exchange.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following represents a summary of certain key provisions of our memorandum of association and amended & restated articles of association (our “Articles”). The summary does not purport to be a summary of all of the provisions of our memorandum of association or Articles. For more complete information you should read our description of securities and our memorandum of association and Articles, each of which is listed as an exhibit to this report.
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

Upon
winding-up,
the holders of any one or more series of preference shares that are entitled to a preference over the holders of common shares and that rank equally in connection with such distribution are insufficient to pay the preferential amount to which the holders of such preference shares shall be entitled, then such assets, or the proceeds thereof, shall be distributed among the holders of each such series of the preference shares ratably in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.
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
C. Material Contracts
The following is a summary of each material agreement, other than material agreements entered into in the ordinary course of business, to which we are or have been a party for the two years immediately preceding the date of this report:

•
Credit Agreement, dated as of January 31, 2017, among Alpha 3 B.V., Alpha US Bidco, Inc., Atotech Deutschland GmbH, Atotech S.E.A. Pte Ltd (n/k/a Atotech (Singapore) Chemicals Pte. Ltd.) (collectively, the “Borrowers”), Alpha 2 B.V., the lenders and other financial institutions from time to time party thereto, Bank of China Limited, Shanghai Branch, as redenomination term facilities administrative agent, and Barclays Bank PLC, as administrative agent and collateral agent (the “Agent”) (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form
F-1
(File
No. 333-235928)).
See “
Basis of Presentation
” for more information about this document.

•
Amendment No. 1 to Credit Agreement, dated as of May 30, 2018, by and among the Borrowers, the guarantors party thereto, the lenders and other financial institutions and the Agent (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form
F-1
(File
No. 333-235928)).
See “
Basis of Presentation
” for more information about this document.

•
Atotech Limited 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form
S-8
(File
No. 333-253068)).
See Item 6. “
Directors, Senior Management and Employees
” for more information about this document.

•
Form of Director and Officer Indemnification and Advancement Agreement (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form
F-1
(File
No. 333-235928)).
See Item 7. “
Major Shareholders and Related Party Transactions
” for more information about this document.

•
Consulting Services Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form
F-1
(File
No. 333-235928)).
See Item 7. “
Major Shareholders and Related Party Transactions
” for more information about this document.

•
Amendment No. 1 to Consulting Services Agreement (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form
F-1
(File
No. 333-235928)).
See Item 7. “
Major Shareholders and Related Party Transactions
” for more information about this document.

•
Principal Stockholders Agreement (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form
20-F
(File
No. 001-40007),
filed with the Commission on March 4, 2021). See Item 7. “
Major Shareholders and Related Party Transactions
” for more information about this document.

•
Form of Agreement for the Atotech UK Topco Limited Option Plan (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form
F-1
(File
No. 333-235928)).
See Item 6. “
Directors, Senior Management and Employees
” for more information about this document.

•
Form of
Lock-Up
Deed (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form
F-1
(File
No. 333-235928)).
See Item 6. “
Directors, Senior Management and Employees
” for more information about this document.

•
Credit Agreement, dated as of March 18, 2021, among Alpha 3 B.V., Alpha US BidCo, Inc., Atotech B.V., Atotech Deutschland GmbH and Atotech Asia Pacific Limited, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the other agents and lenders party thereto (incorporated by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form
6-K
(File
No. 001-40007),
filed with the Commission on March 19, 2021). See “
Basis of Presentation
” for more information about this document.

•
Atotech Limited Nonqualified Employee Stock Purchase and Matching Share Subplan (incorporated by reference to Exhibit 99.1 of the Company’s Report of Foreign Private Issuer on Form
6-K
(File
No. 001-40007),
filed with the Commission on May 12, 2021). See Item 6. “
Directors, Senior Management and Employees
” for more information about this document.

•
Implementation Agreement, dated as of July 1, 2021, between Atotech Limited and MKS Instruments, Inc. (incorporated by reference to Exhibit 4.1 of the Company’s Report of Foreign Private Issuer on Form
6-K
(File
No. 001-40007),
filed with the Commission on July 2, 2021). See “
Basis of Presentation
” for more information about this document.

•
Letter Agreement, by and among Atotech Limited, MKS Instruments, Inc. and Atotech Manufacturing, Inc. (incorporated by reference to Exhibit 99.1 of the Company’s Report of Foreign Private Issuer on Form
6-K
(File
No. 001-40007),
filed with the Commission on October 29, 2021). See Item 6. “
Directors, Senior Management and Employees
” for more information about this document.

•
Amendment to the Implementation Agreement, dated as of April 1, 2022, by and among Atotech Limited, MKS Instruments, Inc. and Atotech Manufacturing, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-40007), filed with the Commission on April 1, 2022). See “
Basis of Presentation
” for more information about this document.

D. Exchange Controls
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

(1)
companies that are regulated by the Jersey Financial Services Commission under certain sections of the Financial Services (Jersey) Law 1998, the Banking Business (Jersey) Law 1991, or the Collective Investment Funds (Jersey) Law 1988 shall be subject to income tax at a rate of 10%, (these companies are defined as “financial services companies” in the Tax Law);

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
Article 134A of the Tax Law contains a general
anti-avoidance
provision, which, in the view of the Taxes Office, may be utilized, in certain circumstances, in respect of individuals who are resident in Jersey and who invest in capital investments, where the main or one of the main purposes of the investment is the avoidance of tax.
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
Goods and Services Tax
Pursuant to the Goods and Services Tax (Jersey) Law 2007 (“GST Law”), a tax rate that is currently 5% applies to the supply of goods and services, unless the supply is regarded as exempt or zero rated, or the relevant supplier or recipient of such goods and services is registered as an “international services entity.”
A company must register for GST if its turnover is greater than £300,000 in any
12-month
period, and will then need to charge GST to its customers. Companies can also choose to register voluntarily.
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
Material U.S. Federal Income Tax Consequences
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the purchase, ownership, and disposition of our outstanding common shares. This summary applies only to U.S. Holders that acquired our common shares in exchange for cash, hold our common shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

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
All dividends received by a UK resident individual holder of our common shares from the Company or from other sources will form part of that shareholder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by a holder of our common shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate, or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 8.75%, to the extent that the excess amount falls within the basic rate tax band, 33.75%, to the extent that the excess amount falls within the higher rate tax band or 39.35%, to the extent that the excess amount falls within the additional rate tax band.
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
UK Stamp Duty (“stamp duty”) and UK Stamp Duty Reserve Tax (“SDRT”)
The statements in this section are intended as a general guide to the current position relating to stamp duty and SDRT and apply to any holders of our common shares irrespective of their place of tax residence. Certain categories of person, including intermediaries, brokers, dealers, and persons connected with depositary receipt arrangements and clearance services, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.
Stamp duty will in principle be payable on any instrument of transfer of our common shares that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom. An exemption from stamp duty is available on an instrument transferring our common shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of our common shares should be aware that, even where an instrument of transfer is in principle subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court.
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
Interest Rate Risk
We are subject to the risk that the fair value of future cash flows will fluctuate as a result of changes in prevailing market conditions. In order to manage that risk, our indebtedness may include both fixed and floating rate interest rates. As of December 31, 2021, our aggregate principal amount of indebtedness outstanding was $1,574.5 million (including $4.7 million of local lines of credit and excluding short-term
and
long-term
deferred financing costs of $18.2 million and $64.2 million of lease liabilities) of which none bore interest at a fixed rate. In connection with the Redemptions, on February 10, 2021, we incurred $100.0 million of indebtedness under our Old Revolving Credit Facilities, which was refinanced in connection with the Refinancing.

Additionally, we may, from time to time, engage in interest rate hedging transactions to manage our interest rate exposure. For example, on March 27, 2020, we entered into an interest rate cap derivative instrument to manage exposure related to the movement in interest rates. The derivative is designated as a cash flow hedge and was entered into with the intention of reducing the risk associated with the variable interest rates on Senior Secured Credit Facilities. We do not use derivative financial instruments for speculative trading purposes. An increase in interest rates of 100 basis points would result in additional interest expense in the amount of $4.0 million per quarter.
Foreign Currency Exchange Rate Risk
Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates relative to the U.S. dollar, the currency in which we prepare our financial statements. This is because when we generate revenues and cash flows in a currency other than the U.S. dollar, these amounts must be translated into U.S. dollars for purposes of preparing our financial statements. Accordingly, our reported financial results will generally benefit when the U.S. dollar is weak relative to other currencies and will generally be adversely affected when the U.S. dollar is strong relative to other currencies. Because the majority of our
non-U.S.
dollar revenues are denominated in Euros and RMB, we are particularly impacted by changes in the price of these currencies relative to the U.S. dollar. For fiscal 2021, approximately 15%, 38%, and 42% of our revenues were denominated in Euros, RMB and other
non-U.S.
dollar currencies, respectively.
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
None.
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
20-F.
Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective as of such date.
B. Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting can only provide reasonable, not absolute, assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but cannot assure that such improvements will be sufficient to provide us with effective internal control over financial reporting.
This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
C. Attestation report of the registered public accounting firm
Not applicable.
D. Changes in internal control over financial reporting
There were no changes to our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that each of Dr. Makin and Mr. Bruehlman is an “audit committee financial expert,” as defined in Item 16A of Form
20-F.
Each of Dr. Makin and Mr. Bruehlman satisfy the independence requirements set forth under the rules of the New York Stock Exchange and in Rule
10A-3
under the Exchange Act.
Item 16B. Code of Ethics
The Board has adopted a Code of Conduct that applies to all of our directors and employees, including our executive officers, and is intended to meet the definition of “code of ethics” under Item 16B. of Form
20-F.
A copy of the Code of Conduct is available on our website at www.atotech.com. We intend to disclose on our website any amendments to or waivers of the Code of Conduct.
Item 16C. Principal Accountant Fees and Services
KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) have acted as our principal accountants for the years ended December 31, 2021 and 2020. The following table summarizes the charge for professional fees rendered in those periods:

($ in millions)	Year ended December 31, 2021	Year ended December 31, 2020
Audit Fees	$4.2	$4.0
Audit-Related Fees	$0.3	$0.1
Tax Fees	—	—
All Other Fees	—	—
Total	$4.5	$4.1
“Audit Fees” are the aggregate fees earned by KPMG for the audit of our consolidated annual financial statements, reviews of interim financial statements, review of registration statements and comfort letters for the Company and attestation services that are provided in connection with statutory and regulatory filings or engagements.
“Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for agreed upon procedure engagements and other attestation services subject to regulatory requirements and review of certain internal controls over financial reporting implemented by management.
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
None.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
See Item 6.C. “
Directors, Senior Management and Employees—Board Practices—Foreign Private Issuer Exemption
.”
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

2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended

2.2
Implementation Agreement, dated as of July 1, 2021, between Atotech Limited and MKS Instruments, Inc. (incorporated by reference to Exhibit 4.1 of the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-40007), filed with the Commission on July 2, 2021)

2.3
Letter Agreement, by and among Atotech Limited, MKS Instruments, Inc. and Atotech Manufacturing, Inc. (incorporated by reference to Exhibit 99.1 of the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-40007), filed with the Commission on October 29, 2021)

2.4
Amendment to the Implementation Agreement, dated as of April 1, 2022, by and among Atotech Limited, MKS Instruments, Inc. and Atotech Manufacturing, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-40007), filed with the Commission on April 1, 2022)

4.1
Credit Agreement, dated as of March 18, 2021, among Alpha 3 B.V., Alpha US BidCo, Inc., Atotech B.V., Atotech Deutschland GmbH and Atotech Asia Pacific Limited, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the other agents and lenders party thereto (incorporated by reference to Exhibit 4.1 of the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-40007), filed with the Commission on March 19, 2021)

4.2
Employment Agreement by and between Alpha US Bidco, Inc. and Geoff Wild, dated as of March 31, 2017 (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.3
Secondment Agreement by and between Alpha US Bidco, Inc., Atotech USA LLC and Geoff Wild, dated as of April 13, 2017 (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.4
Employment Agreement by and between Atotech (Thailand) Co Ltd and Geoff Wild, dated as of March 31, 2017 (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.5
Managing Director Service Agreement by and between Atotech Deutschland GmbH and Peter Frauenknecht, dated as of April 10, 2017 (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.6
Amendment No. 1 to Managing Director Service Agreement by and between Atotech Deutschland GmbH and Peter Frauenknecht, dated as of May 8, 2017 (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.7
Amendment No. 2 to Managing Director Service Agreement by and between Atotech Deutschland GmbH and Peter Frauenknecht, dated as of January 14, 2020 (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

Exhibit No.	Description of Index

4.8
Employment Agreement by and between Atotech Deutschland GmbH and Harald Ahnert, dated as of January 28, 2020 (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.9
Employment Agreement by and between Atotech Deutschland GmbH and Gertjan van der Wal, dated as of January 28, 2020 (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.10
Form of Agreement for the Atotech UK Topco Limited Option Plan (incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.11
Atotech Limited 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-8 (File No. 333-253068), filed with the Commission on February 12, 2021)

4.12
Form of Option Award Agreement under the Atotech Limited 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.13
Form of Restricted Share Award Agreement under the Atotech Limited 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.14
Form of Restricted Share Unit Award Agreement under the Atotech Limited 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

4.15
Atotech Limited Nonqualified Employee Stock Purchase and Matching Share Subplan (incorporated by reference to Exhibit 99.1 of the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-40007), filed with the Commission on May 12, 2021)

4.16
Form of Director and Officer Indemnification and Advancement Agreement (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

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

4.19	Principal Stockholders Agreement (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F (File No. 001-40007), filed with the Commission on March 4, 2021)

4.20	Form of Lock-Up Deed (incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form F-1 (File No. 333-235928), filed with the Commission on January 15, 2020)

8.1	List of Subsidiaries

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

101	Interactive Data Files

104	Cover Page Interactive Data File, formatted in Inline XBRL (included within the Exhibit 101 attachments)

*	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Atotech Limited

By:	/s/ Geoff Wild
Name:	Geoff Wild
Title:	Chief Executive Officer
Date: April 8, 2022
***

Atotech Limited
Consolidated Financial Statements
Registered number 127906
As of and for the year ended Dec. 31, 2021

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Atotech Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Atotech Limited and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income/(loss), cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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

F-2

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
Accuracy of key input data for revenue recognized over time
As disclosed in Note 2.2 (1) to the consolidated financial statements, revenue recognized over time was $140.9 million for the year ended December 31, 2021. The Group recognizes revenue over time for contracts relating to the manufacturing, modification and retrofit of equipment, as such equipment is built to customer specification and the Group has an enforceable right to payment for the performance completed. For such sales, the Group generally uses the cost-to-cost input method to measure progress.
We identified the accuracy of key input data used to calculate the percentage of completion for revenue recognized over time as a critical audit matter. There is high degree of auditor judgement involved in evaluating the sufficiency of audit evidence required to assess the accuracy of the key input data used in the percentage of completion calculation due to the volume of contracts over multiple product lines and input data sourced from various subsidiaries in the Group.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the revenue from manufacturing, modification and retrofit of equipment. This included controls related to the key input data. We applied auditor judgement to determine the nature and extent of procedures to be performed over revenue related to the manufacturing, modification and retrofit of equipment. For a selection of equipment projects, we agreed key input data used to measure progress to internal accounting records, third party and other source documents and independently recalculated revenue recognized over time as of December 31, 2021. In addition, we evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.
/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2018.
Berlin, Germany
April 8, 2022

F-3

1. Consolidated Financial Statements
1.1 Consolidated Statements of Comprehensive Income/(Loss)
1

($ in millions), except earnings per share	Note	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Revenue	(1)	1,499.2	1,234.3	1,187.8
Cost of sales, excluding depreciation and amortization		(731.8)	(558.0)	(488.2)
Depreciation and amortization	(8)	(181.4)	(450.3)	(170.1)
Selling, general and administrative expenses		(289.5)	(270.2)	(277.1)
Research and development expenses		(53.3)	(54.4)	(51.2)
Restructuring benefit (expenses)	(2)	0.6	(2.5)	(13.4)

Operating profit (loss)		243.8	(101.2)	187.8

Interest expense		(107.2)	(144.5)	(148.9)
Other income (expense), net	(3)	(52.4)	20.6	23.5

Income (loss) before income taxes		84.1	(225.1)	62.4

Income tax expense	(4)	(76.6)	(64.3)	(54.8)

Consolidated net income (loss)		7.5	(289.4)	7.6

Earnings per share
Basic earnings (loss) per share	(6)	(0.04)	(4.64)	(1.23)
Diluted earnings (loss) per share		(0.04)	(4.64)	(1.23)

($ in millions)	Note	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Consolidated net income (loss)		7.5	(289.4)	7.6

Other comprehensive income (loss)
Actuarial gains and losses		20.2	(3.8)	(23.0)
Tax effect		(5.9)	1.1	6.8

Items not potentially reclassifiable to statement of income		14.3	(2.8)	(16.1)

Currency translation adjustment		(77.1)	114.9	(20.6)
Hedge reserve		(0.4)	(13.4)	(2.7)
Thereof: Income (cost) of Hedging (OCI II)		2.2	2.0	(2.3)
Other		0.5	1.5	(0.5)

Items potentially reclassifiable to statement of income (loss), net of tax		(77.0)	103.0	(23.9)

Total other comprehensive income (loss), net amount		(62.7)	100.2	(40.0)

Comprehensive loss		(55.2)	(189.2)	(32.4)

1	The notes are an integral part of these consolidated financial statements.

F-
4

1.2 Consolidated Statements of Financial Position
2

($ in millions)	Note	As of Dec. 31, 2021	As of Dec. 31, 2020
Assets
Non-current assets
Property, plant and equipment	(7)	328.9	359.4
Intangible assets	(8)	1,343.0	1,471.0
Goodwill	(8)	786.9	804.1
Right-of-use assets	(9)	83.4	104.1
Other financial assets	(10), (22)	8.9	70.3
Other non-financial assets	(10)	3.5	2.7

Total non-current assets		2,554.7	2,811.6

Current assets
Inventories	(11)	185.8	145.4
Trade receivables	(12), (22)	290.4	262.0
Other financial assets	(13), (22)	18.9	24.9
Other non-financial assets	(13)	24.4	24.1
Tax assets	(4)	51.2	46.4
Cash and cash equivalents	(14), (22)	371.6	320.1

Total current assets		942.3	822.9

Total assets		3,496.9	3,634.5

Liabilities & shareholders’ equity
Shareholders’ equity
Common shares and preferred shares	(15)	19.5	102.1
Paid-in surplus and retained earnings	(15)	819.5	261.6
Currency translation adjustment and other reserves	(15)	57.3	120.0

Total shareholders’ equity		896.3	483.7

Non-current liabilities
Borrowings	(17)	1,540.9	2,065.7
Deferred tax liabilities	(18)	306.1	340.8
Employee benefits	(19)	143.4	176.2
Provisions	(20)	9.3	13.2
Lease liabilities	(9)	52.1	67.7
Other financial liabilities		0.1	1.5

Total non-current liabilities		2,052.0	2,665.1

Current liabilities
Borrowings	(17)	10.7	0.5
Trade payables	(22)	259.2	221.0
Tax liabilities		93.0	99.2
Lease liabilities	(9)	12.1	13.8
Other financial liabilities	(21), (22)	11.5	38.5
Other non-financial liabilities	(21)	146.2	89.7
Provisions	(20)	16.1	23.0

Total current liabilities		548.7	485.8

Total liabilities & shareholders’ equity		3,496.9	3,634.5

2	The notes are an integral part of these consolidated financial statements.

F-
5

1.3 Consolidated Statements of Cash Flows
3

($ in millions)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Operating activities
Consolidated net income (loss)	7.5	(289.4)	7.6
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	181.4	450.3	170.1
Income taxes and changes in non-current provisions	67.0	55.1	58.4
(Gains)/losses on disposals of assets	1.0	1.5	(5.2)
Net (gain)/loss on financial instruments at fair value	54.1	(36.8)	(35.9)
Accrued financial interest costs	70.5	128.9	132.7
Amortization of deferred financing cost, including original issuance discounts	35.3	15.6	16.4
Interest paid	(68.2)	(126.9)	(133.0)
Taxes paid	(118.0)	(70.6)	(84.8)
Other	(18.3)	(0.1)	(1.3)
(Increase)/decrease in inventories	(46.4)	(10.8)	(3.1)
(Increase)/decrease in trade receivables	(0.2)	(9.1)	(5.7)
Increase/(decrease) in trade payables	49.5	40.7	48.9
Changes in other assets and liabilities	(1.5)	12.5	(30.4)

Cash flow provided by operating activities	213.7	160.6	134.8

Investing activities
Acquisition of subsidiaries, net of cash acquired	—	(2.7)	(4.5)
Intangible assets and property, plant and equipment additions	(56.5)	(52.8)	(75.7)
Increase in non-current loans	—	(0.1)	(0.1)
Proceeds from the disposal of property, plant and equipment	5.5	0.2	9.7
Repayments of non-current loans	0.1	0.3	0.3

Cash flow used in investing activities	(51.0)	(55.0)	(70.3)

Financing activities
Issuance of shares	473.4	—	—
Issuance of non-current debt	130.0	175.1	—
Repayment of non-current debt	(685.7)	(255.2)	(115.8)
Increase (decrease) in current borrowings and bank debt	0.7	(17.4)	(2.0)
Increase (decrease) in current financial assets and liabilities	(1.5)	0.0	(1.1)
Payment of lease liabilities	(15.3)	(15.3)	(15.9)
Payment of deferred finance costs	—	(9.2)	(9.9)

Cash flow used in financing activities	(98.4)	(122.0)	(144.6)

Net (decrease)/increase in cash and cash equivalents	64.3	(16.4)	(80.1)

Effect of exchange rates	(12.8)	33.7	(3.4)
Cash and cash equivalents at the beginning of the period	320.1	302.7	386.2

Cash and cash equivalents at the end of the period	371.6	320.1	302.7

3	The notes are an integral part of these consolidated financial statements.

F-
6

1.4 Consolidated Statements of Changes in Shareholders` Equity
4

($ in millions, except share data)	Common Shares	Preferred Shares	Paid-in surplus and retained earnings	Currency translation adjustment	Hedge reserve	Other	Total share- holders’ equity
As of Jan. 1, 2019	9.1	92.9	542.9	72.1	(15.1)	2.7	704.7

Net income for the period	—	—	7.6	—	—	—	7.6
Other comprehensive income (loss)	—	—	—	(20.6)	(2.7)	(16.7)	(40.0)

Comprehensive income (loss)	—	—	7.6	(20.6)	(2.7)	(16.7)	(32.4)

Share-based payments	—	—	0.2	—	—	—	0.2

As of Dec. 31, 2019	9.1	92.9	550.7	51.5	(17.8)	(13.9)	672.5

Net loss for the period	—	—	(289.4)	—	—	—	(289.4)
Other comprehensive income (loss)	—	—	—	114.9	(13.4)	(1.3)	100.2

Comprehensive income (loss)	—	—	(289.4)	114.9	(13.4)	(1.3)	(189.2)

Share-based payments	—	—	0.3	—	—	—	0.3

As of Dec. 31, 2020	9.1	92.9	261.6	166.4	(31.2)	(15.2)	483.7

Net income for the period	—	—	7.5				7.5
Other comprehensive income (loss)	—	—	—	(77.1)	(0.4)	14.9	(62.7)

Other comprehensive income (loss)	—	—	7.5	(77.1)	(0.4)	14.9	(55.2)

Conversion of preferred shares	7.4	(92.9)	85.5	—	—	—	—
Issuance of shares	2.9	—	495.4	—	—	—	498.3
Transaction costs	—	—	(30.5)	—	—	—	(30.5)
Share-based payments	—	—	9.5	—	—	—	9.5
Settlement of share-based payments	—	—	(6.6)	—	—	—	(6.6)
Reclassification to cash-settled share-based payments	—	—	(2.8)	—	—	—	(2.8)

As of Dec. 31, 2021	19.5	—	819.5	89.3	(31.6)	(0.4)	896.3

4	The notes are an integral part of these consolidated financial statements.

F-
7

2. Notes to the Consolidated Financial Statements
2.1 Basis of Preparation
2.1.1 General and Description of the Business
Initial public offering
Atotech Limited is a public company incorporated in Bailiwick of Jersey with its registered seat in 3rd floor, 44 Esplanade, St Helier, JE4 9WG, Jersey and the address of its registered head office in William Street, West Bromwich, West Midlands, B70 OBG, United Kingdom. Atotech Limited is listed on the New York Stock Exchange under the ticker symbol “ATC”.
On Jan. 25, 2021, the Atotech Group commenced its initial public offering (“IPO”). In connection with the consummation of the IPO, Atotech Limited issued 64,997,558 additional common shares on a pro rata basis to all existing common shareholders (an additional 2.4851 shares for each existing share), increasing the number of common shares from 26,154,998 to 91,152,556. The effect of this share issuance was reflected on a retrospective basis for the year ended Dec. 31, 2020 and all 2020 interim periods.
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
On Feb. 4, 2021, Atotech Limited priced its IPO of 29,268,000 of its common shares at $17.00 per share on the New York Stock Exchange. The offering closed on Feb. 8, 2021. The proceeds from the offering were approximately $472.7 million, after deducting the underwriting discount and before deducting offering expenses. Following the consummation of the IPO, the number of common shares outstanding amounted to 194,664,156.
Business
The Company is a leading global provider of specialty electroplating solutions delivering chemistry, equipment, and service for high growth technology applications. The Company’s solutions are used in a wide variety of end markets, including smartphones, communication infrastructure, big data infrastructure, automotive and electronics.
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
MKS Acquisition
On Jul. 1, 2021, MKS Instruments, Inc. (NASDAQ: MKSI) (“MKS”) and Atotech Limited announced that they have entered into a definitive agreement pursuant to which MKS will acquire Atotech for $16.20 in cash and 0.0552 of a share of MKS common stock for each Atotech common share. The transaction has been unanimously approved by MKS and Atotech boards of directors and was also approved by Atotech’s shareholders when over 99 percent of Atotech shares voted in favor of the acquisition in a general meeting held on Nov. 3, 2021.
The pending acquisition has received the approval from 12 out of 13 global antitrust regulatory authorities, which approvals are conditions to the closing of the transaction. In China, the remaining jurisdiction, MKS and Atotech are continuing to work constructively with the State Administration for Market Regulation (“SAMR”). Atotech has agreed to extend the date for completing MKS’s pending acquisition of Atotech to September 30, 2022 from March 31, 2022. The extension is intended to allow additional time for receipt of regulatory approval from China’s SAMR.
Completion of the transaction, which is to be effected by means of a scheme of arrangement under the laws of Bailiwick of Jersey, is also subject to obtaining the required sanction by the Royal Court of Jersey and the satisfaction of customary closing conditions.

F-
8

2.1.2 Basis of Presentation
The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied for all periods presented, unless otherwise stated. The financial statements were authorized for issue by the Company’s board of directors on
April 8, 2022
.
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
New standards and interpretations adopted by the Group
The accounting standards and interpretations adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended Dec. 31, 2020, except for the adoption of new standards effective as of Jan. 1, 2021:

•	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IFRS 7, IFRS 4 and IFRS 16)

•	COVID-19-Related Rent Concessions (Amendment to IFRS 16) and COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)
The new standards and interpretations shown above do not have a material impact on the consolidated financial statements of the Group.
New standards and interpretations not yet adopted by the Company
A number of new accounting standards, amendments and interpretations have been published that are not mandatory for reporting periods ended Dec. 31, 2021 and have not been early adopted by the Group. The following standards, amendments, and interpretations not yet effective are not expected to have a significant impact on the Group’s consolidated financial statements:

•	IFRS 17 “Insurance Contracts”

•	Amendments to:

•	IAS 1 “Presentation of Financial Statements”: Classification of liabilities as current or non-current

•	IAS 1 “Presentation of Financial Statements”: Disclosure of Accounting Policies

•	IAS 8: “Accounting Policies, Changes in Accounting Estimates and Errors”: Definition of Accounting Estimate

•	IAS 12: “Income Tax”: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

•	IAS 16 “Property, Plant and Equipment”: Proceeds before Intended Use

•	IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”: Onerous Contracts – Cost of Fulfilling a Contract

•	Annual Improvements to IFRS Standards 2018-2020

•	IFRS 3 “Business Combinations”: Reference to the Conceptual Framework

F-
9

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

F-
10

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
Goodwill is not amortized but tested for impairment annually. Please refer to ‘
Impairment of
non-financial
assets (including Goodwill)’
below. All of the Group’s other intangible assets have a finite useful life and are amortized on a straight-line basis:

(years)
Trade names	20
Customer Relationships	13-20
Developed Technology	14-16
Capitalized Development costs	3-15
Other intangible assets	3-10
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

F-
11

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have existed, net of depreciation or amortization, if no impairment loss had been recognized.
Inventories
Inventories are measured at the lower of cost or net realizable value. Costs for chemical inventories are measured using the weighted-average cost method.
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
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, bank balances, short-term bank deposits with original maturities of three months or less and money market funds which undergo only insignificant value fluctuations and can be readily converted within one day into known amounts of cash.
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

F-1
2

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL (see Note
(22)
).
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
method
. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on de-recognition
is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On de-recognition,
gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see note (
22
) for derivatives designated as hedging instruments.
Financial liabilities
On initial recognition, a financial liability is classified as measured at: amortized cost or FVTPL.
A financial liability is classified as at FVTPL (financial liability at fair value through profit or loss: FLFV) if it is classified as held-for-trading,
it is a derivative or it is designated as FVTPL on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on de-recognition
is also recognized in profit or loss.
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

F-1
3

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
for similar maturities.
Except for trade receivables all financial assets and liabilities are measured at fair value when first recorded. Trade receivables that do not have a significant financing component are measured at their transaction price at initial recognition. For current receivables and liabilities, their net book value is deemed to correspond to a reasonable approximation of their fair value due to their short-term nature.
Fair value measurements
A number of accounting and valuation methods require that the fair value of both financial and non-financial
assets and liabilities be determined. The fair value is the price that independent market participants would pay on the relevant day under normal market conditions if the asset were sold or the liability was transferred.
The following describes the Group’s assets and liabilities that are measured at fair value. The balance sheet classifications of the Group’s derivative instruments are presented in Note
(22)
. The derivative instruments primarily consist of foreign exchange forwards and collars, all of which are valued on a market-based approach utilizing both spot and forward prices of the underlying currencies as key market observable data inputs and classified as level 2 in the fair value hierarchy. Transfers between levels of the fair value hierarchy are deemed to have occurred at the end of the reporting period.
Level 1:
The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. As at Dec. 31, 2021 and Dec. 31, 2020 no financial instruments are classified in level 1.
Level 2:
The fair value of financial instruments consisting of borrowings, bank debt, hedging derivatives and embedded derivatives that are not traded in an active market is determined by using valuation techniques based on quoted prices for identical or similar instruments in active markets, or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Level 3:
If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. As at Dec. 31, 2021 and Dec. 31, 2020 no financial instruments are classified in level 3.
For the purpose of performing the annual impairment test the Group has applied Level 3 data. Refer to the discussion below the heading
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

F-1
4

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
The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Group considers a financial asset to be in default when:

•	the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or

•	the financial asset is more than 90 days past due.
Credit-impaired financial assets
At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the debtor;

•	a breach of contract such as a default or being more than 90 days past due;

•	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

•	it is probable that the debtor will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.
Write-off
The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For each affected customer, the Group individually makes an assessment with respect to the timing and amount of write-off
based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of due amounts.
Derivative instruments
The Group uses derivative instruments to manage its exposure to risks of changes in foreign exchange rates and interest rates. Derivative instruments are measured at fair value. Changes in fair value of derivative instruments are recognized in the statement of income or, if cash flow or net investment hedge accounting is applied, in other comprehensive income for the effective portion of changes in fair value, and are recognized in the balance sheet in the accounts corresponding to their nature. The derivative instruments used by the Group are foreign currency forwards and options as well as interest caps exclusively. The Group does not use any other derivatives; however, on occasion the Group is required to bifurcate and account for separately derivatives that are embedded in other contracts. Embedded derivatives are measured at fair value and recognized in the balance sheet accounts corresponding to their nature. Changes in fair value of such derivatives are recognized in the statement of income.
Financial derivatives
In the normal course of business, the Group may enter into derivative contracts for risk management purposes. For financial reporting purposes, a derivative instrument is designated in one of the following categories: (a) hedging instruments designated as a qualifying hedge under derivative accounting principles; (b) a non-designated
economic hedge; and (c) bifurcated embedded derivatives. The derivative instruments held are predominantly options and forward contracts. All derivatives, including bifurcated embedded derivatives, are stated at fair value.
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

F-1
5

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
non-current
financial assets and
non-current
financial debt.
During the period ended Dec. 31, 2021, the embedded derivatives were fully derecognized through profit or loss due to the early repayment of borrowings. Please also refer to Notes (17) and
(22)
.
Revenue from Contracts with Customers
The Group`s revenue is mainly generated by the sales of chemistry, historically constituting approximately 90% of consolidated revenue. Generally this revenue is recognized at a point of time. By contrast, for a certain amount of revenue from the manufacturing of production equipment, and an immaterial amount of revenue from the modifications and retrofits for equipment revenue is recognized over time.
Accounting policy for revenue recognition
The principles in IFRS 15 “Revenue from Contracts with Customers” must be applied by using the following five step model:

•	Identifying the contract;

•	Identifying performance obligations;

•	Determining the transaction price;

•	Allocating the transaction price to performance obligations;

•	Satisfaction of performance obligations
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
Determining and allocating the transaction price to performance obligations
At contract inception the total transaction price is estimated, being the amount to which the Group expects to be entitled and has rights to under the present contract. In almost all cases, the transaction price does not include a variable element. Variable elements, if any, relate to volume rebates, discounts and returns for chemistry sales. Equipment contracts typically do not include variable elements.
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

F-1
6

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
Revenue from production equipment contracts
The Group recognizes revenue over time for contracts relating to the manufacturing, modification and retrofit of equipment, as such equipment is built to customer specification and the Group has an enforceable right to payment for the performance completed. For these sales, the Group uses the cost-to-cost
input method to measure progress. In cases, where
cost-to-cost
is not proportionate to the Group’s progress in satisfying the performance obligation because of uninstalled materials, the Group adjusts the measure of progress and recognizes revenue to the extent of cost incurred to satisfy the performance obligation under the contract.
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
A contract liability is an obligation of the Group to transfer goods or services to a customer for which it receives consideration (or will receive one). If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when payment is made. Contract liabilities are recognized as revenue when the Group has fulfilled its contractual obligations. Contract liabilities are contained in the balance sheet-position “Other current non-financial
liabilities” (please refer to Note (21)).
A contract asset is the right to consideration in exchange for goods or services that Atotech has transferred to a customer. If Atotech performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, the contract is presented as a contract asset, excluding any amounts presented as a receivable. Contract assets are contained in the balance sheet position “Other current non-financial
assets” (please refer to Note
(13)
).
A receivable is the right to consideration that is unconditional. A right to consideration is unconditional only if the passage of time is required before payment of that consideration is due. The impairment model is contained in section
(12)
“Trade receivables”.
In determining the amount of revenue to record, and related balance sheet items (such as contract assets, contract liabilities and trade receivables) to recognize in the period, management is required to perform the following:

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
Income Taxes
Income Taxes are accounted for under IAS 12. Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.
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

F-1
7

When there is uncertainty about the income tax treatment IFRIC 23 clarifies the application of the recognition and measurement requirements of IAS 12. For recognition and measurement, estimates and assumptions must be made, e.g. whether an estimate is made separately or together with other uncertainties, a most likely amount or expected amount for the uncertainty is used and whether changes have occurred compared to the previous period. The risk of detection from tax authorities is irrelevant for the recognition of uncertain balance sheet items. Accounting is based on the assumption that the tax authorities are investigating the matter in question and that they have all relevant information at their disposal.
The group companies are subject to income taxes in numerous jurisdictions around the world. In assessing worldwide income tax assets and liabilities, particularly the interpretation of tax regulations can be subject to uncertainty. A different view of the respective tax authorities regarding the correct interpretation of tax standards cannot be excluded. Changes in assumptions regarding the correct interpretation of tax standards, such as those resulting from changes in case law, are reflected in the recognition of uncertain income tax assets and liabilities in the corresponding financial year.
Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases, and on carry-forwards of unused tax losses and tax credits.
Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted by the end of the reporting period, and reflect uncertainties related to income taxes, if any. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income, based on the Atotech’s forecast of future operating results which is adjusted for significant nontaxable income and expenses and specific limits to the use of any unused tax loss or credit. Deferred tax liabilities are always provided for in full.
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
Employee Benefits
In accordance with the laws and practices of each country in which the Company operates, the Group participates in employee benefit plans offering retirement, death and disability, healthcare, and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.
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
Share-based Payments
Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). Please refer to Note (16) for more information on the Group’s share-based payment plans.
Equity-settled transactions
The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are described in Note (16).
That cost is recognized as personnel expense in accordance with the cost-of-sales
method together with a corresponding increase in equity
(“paid-in
surplus and retained earnings”), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

F-1
8

Service and
non-market
performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting
conditions.
Non-vesting
conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market
performance and/or service conditions have not been met. Where awards include a market or non-vesting
condition, the transactions are treated as vested irrespective of whether the market or non-vesting
condition is satisfied, provided that all other performance and/or service conditions are satisfied. When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the Group or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.
Cancellation and settlement
Where an award is cancelled or settled, other than by forfeiture for failure to satisfy the vesting conditions:
If the cancellation or settlement occurs during the vesting period, it is treated as an acceleration of vesting, and the Group recognizes immediately the amount that would otherwise have been recognized for services received over the remainder of the vesting period.
Where the Group pays compensation for a cancelled award:

a)	Any compensation paid up to the fair value of the award at cancellation or settlement date is accounted for as a deduction from equity, as being equivalent to the redemption of an equity instrument.

b)	Any compensation paid in excess of the fair value of the award at cancellation or settlement date is accounted for as an expense in profit or loss.

c)
If the share-based payment arrangement includes liability components, the fair value of the liability is remeasured at the date of cancellation or settlement. Any payment made to settle the liability component is accounted for as an extinguishment of the liability.

If the Group grants new equity instruments during the vesting period and, on the date that they are granted, identifies them as replacing the cancelled or settled instruments, the Group is required to account for the new equity instruments as if they were a modification of the cancelled or settled award. Otherwise, it accounts for the new instruments as an entirely new award.
Equity-settled award modified to cash-settled award
At the date of modification, a liability is recognized based on the fair value of the cash-settled award as at that date and the extent to which the vesting period has expired. The corresponding debit is taken to equity only to the extent of the fair value of the original equity-settled award as at the date of modification. Any incremental fair value of the cash-settled award over the equity-settled award as at the modification date is expensed immediately on modification to the extent that the vesting period has expired. The remainder of any incremental value is expensed over the period from the date of modification to the date of settlement.
In case the fair value of the cash-settled award is lower than the fair value of the original equity-settled award as at the modification date, no gain for the reduction in fair value is recognized in profit or loss consistent with the general principle in IFRS 2 that the cost recognized for an equity-settled award must be at least the grant date fair value of the award.
Cash-settled transactions
A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized as personnel expense in accordance with the cost-of-sales method. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.
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

9

Leases (Group as a lessee)
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
Right-of-use
assets are also subject to impairment. Please refer to the accounting policy regarding “Impairment of non-financial
assets (including Goodwill)”.
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
Use of Estimates and Assumptions
The preparation of financial statements in accordance with IFRS requires management to make assumptions and estimates that have effects on the amounts recognized in the financial statements and the related disclosures. Although these estimates are based on current events and circumstances, there may be deviations between estimated and actual results. Significant estimates and assumptions have been used for the following matters in particular:

•	measuring progress of revenue recognition over-time for equipment sales based on the key assumption project progress,

•
recognition of deferred tax assets: key assumption is the availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilised, see comments under Notes (4) and (18),

•	impairment test for goodwill; key assumption is the average revenue growth per year in the first three planning periods (CAGR), see comments under Note (8) ,

F-
20

2.2 Notes to the Consolidated Statements of Comprehensive Income/(Loss)
(1) Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers:

($ in millions)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Type of goods or service
Chemistry revenue	1,304.3	1,114.0	1,065.5
Equipment revenue	194.9	120.3	122.3

Total revenue from contracts with customers	1,499.2	1,234.3	1,187.8

Geographical market
Asia	1,112.4	897.8	808.4
Europe	264.2	232.2	254.2
Americas	122.6	104.3	125.2

Total revenue from contracts with customers	1,499.2	1,234.3	1,187.8

Timing of revenue recognition
Recognized at a point in time	1,358.2	1,186.9	1,115.4
Recognized over time	140.9	47.4	72.4

Total revenue from contracts with customers	1,499.2	1,234.3	1,187.8

Regarding the geographical markets, the revenue mainly relates to the following countries: China (2021: $567.2 million, 2020: $459.9 million, 2019: $416.9 million), Taiwan (2021: $135.3 million, 2020: $129.7 million, 2019: $114.5 million) and Germany (2021: $121.5 million, 2020: $106.7 million, 2019: $118.4 million).
(2) Restructuring expenses
Restructuring expenses mainly consist of expenditures in relation to organizational changes and severance payments. For the year ended Dec. 31, 2021 the net restructuring benefit of $0.6 million mainly relates to the reversal of unused restructuring provisions in Germany. For the period ended Dec. 31, 2019 restructuring expenses in the amount of $13.4 million were mainly recognized for a restructuring program in Germany.
(3) Other income (expense), net
Other income and expenses are presented in the following table:

($ in millions)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Valuation gains of financial instruments measured at FVPL	7.5	36.8	17.0
Financial income on marketable securities & cash equivalents	0.0	0.0	0.9
Exchange gains	13.0	0.0	2.4
Interest income	10.0	2.5	5.5
Other financial income	4.6	1.0	1.6

Other income	35.2	40.3	27.4

Valuation losses of financial instruments measured at FVPL	(84.6)	(1.8)	(1.1)
Exchange losses	—	(14.8)	—
Losses on disposal of PP&E and Intangible assets	(1.5)	(1.5)	—
Other financial expenses	(1.5)	(1.6)	(2.8)

Other expenses	(87.6)	(19.7)	(3.9)

Other income (expense), net	(52.4)	20.6	23.5

F-
21

(4) Income Taxes
Income
 taxes include deferred taxes and current income taxes in the respective countries. They comprise trade taxes, corporate income tax and the equivalent foreign tax charges. As of the reporting date, the weighted average tax rate was 25.0% (25.0% in 2020 and 19% in 2019).
The income tax expense recognized in the statement of income is as follows:

($ in millions)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Current income tax	(107.5)	(83.4)	(80.5)
Deferred income tax benefits	30.9	19.1	25.8

Total tax expense	(76.6)	(64.3)	(54.8)

As of the reporting date, the Atotech Group maintains unused corporate income tax losses and interest carry-forward of $660 million (2020: $461 million). Thereof an amount of $650 million (2020: $458 million) cannot be utilized in the foreseeable future, since there will not be enough profit to be offset. The non-usable
amount is mainly attributable to the Netherlands (2021: $537 million; 2020: $413 million) and Germany (2021: $36 million; 2020: $34 million). The Company’s net operating losses have no expiration date except for a portion of $
5 million
(2020: $
4 million
) which is attributable to China.
During the period ended Dec. 31, 2021, the Group was able to close a significant number of pending tax litigation cases in India regarding tax recognition of intercompany service charges. As a result, the Group released provisions for income tax litigations in the amount of $8.1 million consisting of interest income of $4.2 million presented under “Other income (expense), net” as well as an income tax benefit of $3.9 million presented under “Income tax expense”.
The reasons for differences between expected tax expenses in the Group are as follows:

($ in millions)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Consolidated net income/(loss )	7.5	(289.4)	7.6
Income tax expense	(76.6)	(64.3)	(54.8)

Income (loss) before income taxes	84.1	(225.1)	62.3

Statutory tax rate	25.0%	25.0%	19.0%

Expected tax expense / (benefit)	(21.0)	56.3	(11.8)

Difference between weighted average and foreign income tax rates	(0.1)	0.4	(8.5)
Difference of deferred taxes relating to changes of foreign income tax rates	0.2	1.2	2.7
Impairment loss on Goodwill	—	(71.1)	—
Deferred tax not recognized	38.0	(34.0)	(24.9)
Recognition of previously unrecognized interest carry-forwards	0.9	—	—
Permanent differences	(19.2)	(19.2)	(13.2)
Prior-year effects	0.1	2.8	1.9
Other	0.6	(0.7)	(1.0)

Income tax expense	(76.6)	(64.3)	(54.8)

For the reporting period, the effective tax rate is 91.0%, compared to negative 28.6% for 2020 and 88.0% for 2019. For each reporting period, the difference to the weighted average rate is impacted by financing expenses incurred in our holding companies which cannot be offset against taxable profits, leading to a difference for unrecognized deferred taxes of $38.0 million ($34.0 million in 2020 and $24.9 million in 2019). Permanent differences of $19.2 million in the current reporting period ($19.2 million in 2020 and $13.2 million in 2019) result from withholding taxes, changes in provisions for uncertain tax positions and related interest, which are non-deductible
for tax purposes. Another difference of $0.9 million is resulting from previously unrecognized interest carry-forwards (United States) for which a deferred tax asset was recognized for the first time in the reporting period. Deferred tax assets for future tax reductions resulting from the expected utilization of existing unused tax losses and comparable items in subsequent years were only recognized, as far as their realization is sufficiently probable. In the reporting period, prior-year effects include an income related to current taxes of $1.8 million ($2.6 million in 2020 and $1.5 million in 2019) and expenses related to deferred taxes of $1.7 million (income of $0.2 million in 2020 and $0.4 million in 2019).

F-2
2

(5) Personnel expenses

($ in millions)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Wages, salaries incl. other pension costs	277.2	244.3	244.6
Social security costs	47.3	38.5	38.4

Total	324.5	282.8	283.0

In addition to the personnel expense stated in the table above, the Group incurred expenses for share-based payments in the amount of $9.5 million for the year ended Dec. 31, 2021 (2020: $0.3 million; 2019: $0.2 million).
The average number of employees is as follows:

(number of employees)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Manufacturing (incl. Logistics)	902	835	759
Sales, Marketing and Technicians	1,740	1,765	1,841
Research and Development	510	496	484
Administration	597	582	601

Total	3,749	3,678	3,685

(6) Earnings per Share
Basic earnings per share are determined by dividing the net income/(loss) for the period attributable to the ordinary shareholders of Atotech Limited by the basic weighted average number of ordinary shares outstanding during the period.
Basic earnings per share are calculated as follows:

($ in millions, except share data and earnings per share)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Net income/(loss) for the period	7.5	(289.4)	7.6
Interest accrued on preferred shares	(14.3)	(133.7)	(119.4)

Net loss attributable to shareholders	(6.8)	(423.1)	(111.8)

Basic weighted average number of ordinary shares outstanding	184,962,274	91,152,556	91,152,556

Basic loss per share	(0.04)	(4.64)	(1.23)

During the period ended Dec. 31, 2021, the following transactions affected the basic weighted average number of ordinary shares outstanding:

•	Conversion of all outstanding preferred shares of Atotech Limited to common shares, resulting in the issuance of 74,243,600 additional common shares

•	IPO of 29,268,000 common shares on the New York Stock Exchange

•	Issuance of 31,676 common shares from the company’s share reserve
As of Dec. 31, 2021, the number of common shares outstanding amounted to 194,695,832. Please also refer to note (15) for more information on common and preferred shares as well as the transactions described above.
Interest accrued on preferred shares refers to the 12% compounded annual dividend on preferred shares prior to any dividend distributions made to holders of common shares. Following the conversion of the preferred shares to common shares on Feb. 3, 2021, the dividend on preferred shares described above also ceased to accrue.
Diluted earnings per share are calculated by dividing the net income attributable to ordinary shareholders of Atotech Limited by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. In all periods presented above, ordinary shares with a dilutive effect (stock options) were excluded, because the effect would be anti-dilutive. Hence, the basic earnings per share correspond to diluted earnings per share in 2021 and prior periods.

F-2
3

2.3 Notes to the Consolidated Statements of Financial Position
(7) Property, Plant and Equipment
Property, Plant and Equipment assets are presented in the following tables:

	As of Dec. 31, 2021			As of Dec. 31, 2020
($ in million)	Gross carrying amount	Depreciation & Impairment	Net Carrying amount	Gross carrying amount	Depreciation & Impairment	Net Carrying amount
Land, buildings and infrastructure	220.9	(36.7)	184.2	227.4	(30.6)	196.9
Machinery and laboratory equipment	252.8	(141.3)	111.4	248.6	(129.7)	118.9
Other tangible assets	54.6	(36.9)	17.7	52.0	(25.4)	26.5
Construction in progress	15.5	—	15.5	17.2	(0.1)	17.1

Total	543.8	(214.9)	328.9	545.2	(185.8)	359.4

($ in million)	Land, buildings and infrastructure	Machinery and laboratory equipment	Other tangible assets	Construction in progress	Total
As of Jan. 1, 2020	175.5	117.3	32.7	40.9	366.4

Additions	2.3	11.5	3.3	6.6	23.7
Disposals	(0.4)	(1.1)	(0.2)	—	(1.6)
Reclassifications	16.0	10.5	(0.6)	(31.4)	(5.4)
Depreciation charge	(7.2)	(27.1)	(7.7)	—	(41.9)
Impairment	—	0.8	(0.0)	—	0.8
Currency translation and other changes	10.6	7.0	(1.0)	1.0	17.5

As of Dec. 31, 2020	196.9	118.9	26.5	17.1	359.4

Additions	0.3	9.2	3.8	14.2	27.6
Disposals	(1.4)	(1.8)	(0.1)	(0.1)	(3.4)
Reclassifications	1.2	18.4	(4.1)	(15.6)	(0.3)
Depreciation charge	(8.4)	(30.5)	(7.4)	—	(46.3)
Currency translation and other changes	(4.3)	(2.8)	(0.9)	(0.1)	(8.1)

As of Dec. 31, 2021	184.2	111.4	17.7	15.5	328.9

In 2021, additions amounted to $27.6 million. Capital expenditures relate to the following regions: Asia (41.2%), Europe (20.8%) and the Americas (38.0%).
During the year ended Dec. 31, 2021, the Group reassessed the classification of certain fixed assets and as a result, reclassified a net amount of $6.6 million from “other tangible assets” to “machinery and laboratory equipment”.
In 2020, additions amounted to $23.7 million. Capital expenditures relate to the following regions: Asia (68.4%), Europe (17.8%) and the Americas (13.8%).
The net movement of $5.4 million in the reclassifications is mainly due to assets held for sale which have been transferred from property plant and equipment to other current non-financial
assets in 2020.

F-2
4

(8) Intangible Assets and Goodwill
Development of intangible assets
Intangible assets are presented in the following tables:

	As of Dec. 31, 2021			As of Dec. 31, 2020
($ in million)	Gross carrying amount	Amortization & Impairment	Net Carrying amount	Gross carrying amount	Amortization & Impairment	Net Carrying amount
Goodwill	1,080.9	(294.0)	786.9	1,104.2	(300.1)	804.1
Customer relationships	1,066.9	(302.5)	764.5	1,095.5	(247.4)	848.2
Developed technology	569.9	(186.3)	383.6	585.2	(152.4)	432.8
Trade name	83.1	(20.8)	62.3	85.3	(17.1)	68.2
Other intangible assets	38.5	(20.3)	18.2	32.5	(12.4)	20.2
Capitalized development costs	130.3	(15.9)	114.5	109.5	(7.8)	101.7

Total	2,969.7	(839.8)	2,130.0	3,012.2	(737.1)	2,275.1

($ in million)	Goodwill	Customer relationships	Developed technology	Trade name	Other intangible assets	Capitalized development costs	Total
As of Jan. 1, 2020	1,046.4	860.6	445.4	68.5	14.2	72.1	2,507.3

Additions	—	—	—	—	6.4	25.2	31.6
Acquisition of a subsidiary	—	—	—	—	2.9	—	2.9
Disposals	—	—	—	—	(0.1)	—	(0.1)
Amortization charge	—	(59.8)	(36.8)	(4.0)	(4.8)	(2.6)	(108.1)
Impairment	(279.5)	—	—	—	—	(0.1)	(279.6)
Currency translation and other changes	37.2	47.3	24.2	3.8	1.5	7.2	121.2

As of Dec. 31, 2020	804.1	848.2	432.8	68.2	20.2	101.7	2,275.1

Additions	—	—	—	—	3.6	27.8	31.3
Disposals	—	—	—	—	—	(0.5)	(0.5)
Reclassifications	—	—	—	—	0.9	0.1	1.0
Amortization charge	—	(62.4)	(38.4)	(4.2)	(6.0)	(2.9)	(113.8)
Impairment	—	—	—	—	—	(4.4)	(4.4)
Currency translation and other changes	(17.2)	(21.3)	(10.8)	(1.7)	(0.4)	(7.3)	(58.8)

As of Dec. 31, 2021	786.9	764.5	383.6	62.3	18.2	114.5	2,130.0

Annual Goodwill Impairment Test
Goodwill is subjected to an impairment test at least annually in the fourth quarter. Goodwill is allocated for impairment test purposes to cash-generating units (“CGUs”), which corresponds to the Company’s two operating segments GMF and EL.
The Company performed its annual impairment test of goodwill in the fourth quarter of 2021 and 2020 and determined there was no impairment at that time for the Company’s goodwill balance as the recoverable amount for each of the two CGUs was in excess of their respective carrying amounts.
An impairment loss shall be recognized if, with regard to the individual CGUs, the carrying amount including goodwill exceeds the recoverable amount. This recoverable amount corresponds to the higher of fair value less costs of disposal and its value in use. The recoverable amount of the performed impairment tests was based on the concept of the fair value less costs of disposal measured using discounted cash flow projections.

F-2
5

The goodwill was allocated to the CGUs of the Company as follows:

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
GMF	149.6	153.1
EL	637.3	651.0

Total	786.9	804.1

The following table shows the material assumptions used in determining the fair value less costs of disposal, including the input factors used for cash flow projections and the weighted cost of capital for each CGU as of Dec. 31, 2021 and Dec. 31, 2020:

	As of Dec. 31, 2021		As of Dec. 31, 2020
Planning Assumptions	GMF	EL	GMF	EL
Average revenue growth p.a. in the first three planning periods (CAGR)	6.30%	4.70%	5.30%	6.00%
Growth rate in the terminal period	1.00%	1.00%	1.00%	1.00%
WACC	7.58%	6.98%	7.72%	7.33%
Cost of Disposal	1.00%	1.00%	1.00%	1.00%

The recoverable amounts of the CGUs were determined to be their fair values less costs of disposal during the annual impairment test. Fair value less cost of disposal was calculated using planning assumptions based on market studies of third parties and other internal and external planning data. The financial planning process for each CGU is based on a structured approach that is carried out once a year. The first three planning years (in this case 2022 to 2024) are planned in detail. For the fourth and the fifth planning year, a high level budget has been applied for impairment test purposes. The applied budget is in line with the Company’s mid-term
plan. At this level besides cash flow and net debt the focus of the presented planning data is on revenue growth. After the mid-term
plan period a terminal value is determined based on the expected long-term growth rate applicable to each CGU. Within the scope of the impairment test, sensitivity analysis were considered in relation to the main value drivers. For each CGU, a decrease of the long-term growth rate by 0.5% and a reduction of the planned EBITDA margin in the terminal period by 1.0% were assumed, as well as an increase of WACC by 1.0% was simulated, none of which would have led to a different result.
Q2 2020 Goodwill Impairment Loss – GMF CGU
The Group monitors and assesses on a quarterly basis whether there are any internal or external indications that goodwill of the CGUs GMF or EL might be impaired. The outbreak of
COVID-19
led to an economic recession in major markets in which GMF is generating revenues, which resulted in a downward revision of our forecasts on current and future earnings and cash flows in Q2 2020. Besides the direct impact on global automotive markets, including temporary OEM shutdown the general outlook for the automotive industry shows lasting structural changes with negative impact on our GMF business. According to IAS 36, this triggering event required an impairment test for the GMF CGU as of June 30, 2020. While the GMF CGU is significantly affected by
COVID-19,
the pandemic did not have a substantial impact on the EL CGU and therefore, an impairment test for the EL CGU was not required. The impairment test on the GMF CGU was performed as of June 30, 2020.
An impairment loss shall be recognized if, with regard to the individual CGU, the carrying amount including goodwill exceeds the recoverable amount. This recoverable amount corresponds to the higher of fair value less costs of disposal and its value in use. The recoverable amount of the performed impairment test was based on the concept of the fair value less costs of disposal, measured using discounted cash flow projections. The Group determined that it was more likely than not that the fair value of GMF was lower than its carrying amount after including goodwill. As a result, the Group updated the business plan and external key parameters to assess the recoverability for GMF.
For our GMF CGU, the cash flows were discounted with a Weighted Average Cost of Capital (“WACC”) of 8.6%. This
pre-tax
WACC is based on the capital structure of the respective relevant peer group on average over the last five years. The selection of comparable businesses is based on the markets in which the reporting units operate giving consideration to risk profiles, size, geography, and diversity of products and services. The risk-free interest rate is 1.5% and the market risk premium 5.0%. Both the long-term growth rate and cost of disposal was 1.0%.
As mainly our GMF segment suffered from changed market conditions caused by
COVID-19
pandemic, the goodwill for the GMF CGU was impaired by $279.5 million. This impairment of goodwill is recognized in the line item “Depreciation and amortization”.

F-2
6

(9) Leases
The Group’s leases mainly relate to property, for example office and factory spaces as well as land use rights. Other leases are reported under
“other” and primarily relate to transportation equipment. The terms of the leases for “property” run up to 50 years (median term 2.0 years and average term 4.8 years) and for “other” up to 7 years (median term 3.0 years and average term 3.3 years). Extension and termination options are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. The leases of the Group mainly involve fixed lease payments due monthly.

Through the financial years 2021 and 2020, the carrying amount of right-of-use
assets changed as follows:

($ in millions)	Property	Other	Total
Right-of-use assets as of Jan. 1, 2020	95.0	4.2	99.2
Additions	17.2	2.5	19.7
Depreciation	(15.4)	(2.3)	(17.7)
Currency translation and other changes	3.6	(0.7)	2.9

Right-of-use assets as of Dec. 31, 2020	100.5	3.6	104.1

Additions	5.5	2.5	8.0
Depreciation	(15.5)	(2.5)	(18.1)
Currency translation and other changes	(10.3)	(0.3)	(10.6)

Right-of-use assets as of Dec. 31, 2021	80.1	3.3	83.4

The following tables show the contractually agreed undiscounted lease payments including the expected extension options as of Dec. 31, 2021 and as of Dec. 31, 2020:

$ in millions	Up to one year	Between one and five years	More than five years	Total contractual cash flows	Carrying amount at Dec. 31, 2021
Lease liabilities	12.6	26.8	28.6	68.0	64.2

$ in millions	Up to one year	Between one and five years	More than five years	Total contractual cash flows	Carrying amount at Dec. 31, 2020
Lease liabilities	14.7	33.9	38.6	87.2	81.5

Besides the depreciation charge shown in the table above, the Group recognized interest expenses included in finance costs in the amount of $0.8 million (2020: $1.1 million) and expenses relating to short-term and low value leases included in selling, general and administrative expenses of $2.0 million (2020: $1.8 million) in the consolidated income statement.
The total cash outflow for leases in 2021 was $18.2 million (2020: $18.2 million).
(10) Other
non-current
financial and
non-financial
assets
Other
non-current
financial and
non-financial
assets are analyzed in the following table:

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
Fair value of non-current derivatives – assets	4.5	66.1
Deposits	1.2	1.5
Other	3.2	2.7

Total other non-current financial assets	8.9	70.3

Prepaid expenses	2.3	1.8
Other	1.2	0.9

Total other non-current non-financial assets	3.5	2.7

Please refer to Note
(22)
 for changes in the fair value of derivatives.

F-2
7

(11) Inventories

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
Chemical products inventories	130.2	109.4
Equipment inventories	71.8	52.8
Valuation allowance on chemical product inventories	(5.3)	(4.8)
Valuation allowance on Equipment inventories	(11.0)	(12.0)

Total	185.8	145.4

Inventories comprise of the following:

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
Raw materials	105.0	76.7
Finished and unfinished goods	80.8	68.7

Total	185.8	145.4

(12) Trade Receivables

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
Trade receivables	297.8	274.7
Allowance for expected credit losses	(7.4)	(12.6)

Total trade receivables	290.4	262.0

Contract assets	15.5	8.9
Allowance for expected credit losses	(0.0)	(0.0)

Total trade receivables and contract assets	305.9	270.9

Contract assets are shown in other current
non-financial
assets in the consolidated statements of financial position. Please refer to Note
(13)
 for further explanations.
The allowance for expected credit losses as of Dec. 31, 2021 are as follows:

($ in millions)	Current (not past due)	Within 90 days past due	Between 90 days and 6 months past due	Between 6 and 12 months past due	More than 12 months past due	Total
Total trade receivables and contract assets, gross carrying amount	289.0	17.9	1.2	1.5	3.7	313.3
Allowances for expected credit losses	(1.7)	(0.5)	(0.2)	(1.4)	(3.6)	(7.4)

Expected loss rate	0.6%	3.0%	13.3%	94.9%	95.6%	2.4%

The allowance for expected credit losses as of Dec. 31, 2020 are as follows:

($ in millions)	Current (not past due)	Within 90 days past due	Between 90 days and 6 months past due	Between 6 and 12 months past due	More than 12 months past due	Total
Total trade receivables and contract assets, gross carrying amount	266.6	11.1	1.0	1.0	3.9	283.6
Allowances for expected credit losses	(7.3)	(1.0)	(0.1)	(0.5)	(3.8)	(12.6)

Expected loss rate	2.7%	8.8%	12.7%	52.1%	96.8%	4.5%

F-2
8

On aggregate, the allowance for expected credit losses developed as follows:

($ in millions)	2021	2020
As at Jan. 1	(12.6)	(13.6)
Additions in loss allowances recognized in profit or loss	(2.0)	(6.0)
Reversals of unused amounts recognized in profit or loss	7.1	1.3
Utilizations	—	6.2
Currency translation and other changes	0.2	(0.5)

As at Dec. 31	(7.4)	(12.6)

(13) Other current financial and
non-financial
assets
Other current financial and
non-financial
assets are presented in the following table:

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
Fair value of current derivatives – assets	1.1	8.7
Factoring related assets	4.0	2.6
Notes receivable	10.9	11.4
Other receivables	2.9	2.3

Total other current financial assets	18.9	24.9

Assets held for sale	—	3.2
Contract assets, net of valuation allowance	15.5	8.9
Prepaid expenses	5.9	8.8
Prepayments	3.0	3.2

Total other current non-financial assets	24.4	24.1

Please refer to note
(22)
 for further information on derivative financial instruments.
During the year ended Dec. 31, 2021, the Assets held for sale which mainly comprised land and buildings in India were sold for approximately $3.2 million.
Atotech entered into several factoring transactions. Resulting from these transactions, the amount of receivables sold and derecognized for the year ended Dec. 31, 2021 was $32.9 million (2020: $29.8 million). The factoring related asset results from receivables already sold, whereby the payments from the factoring provider are still outstanding as of the reporting date.
The following two classes of factoring transactions are distinguished:

•	Factoring transactions with substantially all risks and rewards being transferred;

•	Factoring transactions involving the splitting of significant risks and rewards with control remaining at Atotech.
In both classes, trade receivables are sold and fully derecognized and off-balance
sheet once factored. The second class differs mainly in recognition of the continuous involvement. Resulting from these transactions, the total volume of assigned (sold to the bank) accounts receivable, not yet settled (not yet paid by the customer), which have been funded by the bank (for which the Group received cash) during 2021 was $29.6 million (2020: $27.9 million). In addition, factoring-related expenses in the amount of $0.6 million (prior year: $0.5 million) have been recognized. The factoring related asset results from receivables already sold, whereby the payments from the factoring provider are still outstanding as of the reporting date (current year: $3.3 million; prior year: $ 1.9 million) and the continuous involvement totaling $0.7 million (prior year: $0.7 million).
Notes receivables mainly includes promissory notes and mainly used for payment transactions in Asia.
Contract assets relate to revenue earned from the ongoing manufacturing of equipment as well as the ongoing modifications and retrofits of equipment. As such, the balances of this account vary and depend on the number of ongoing equipment contracts at the end of the year.

9

(14) Cash and Cash Equivalents
The Group’s cash and cash equivalents comprise the categories presented in the following table:

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
Cash in bank	236.8	260.2
Money market funds	106.7	30.0
Short-term bank deposits	28.1	29.8
Other	0.0	0.1

Total	371.6	320.1

(15) Shareholders’ Equity
On Jan. 25, 2021, the Atotech Group commenced its IPO. In connection with the IPO, Atotech Limited issued 64,997,558 additional common shares on a pro rata basis to all existing common shareholders (an additional 2.4851 shares for each existing share), increasing the number of common shares from 26,154,998 to 91,152,556. The effect of this share issuance has been reflected on a retrospective basis for the year ended Dec. 31, 2020.
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
On Feb. 4, 2021, Atotech Limited has priced its IPO of 29,268,000 of its common shares at $17.00 per share on the New York Stock Exchange under the ticker symbol “ATC”. The offering was closed on Feb. 8, 2021, subject to customary closing conditions. The proceeds from the offering were approximately $472.7 million, after deducting the underwriting discount and before deducting offering expenses. As of Dec. 31, 2021, the Group recognized transaction costs accounted for as a deduction from equity in the amount of $30.5 million. These costs, directly attributable to the primary offering, have been deducted from paid-in
surplus.
On May 10, 2021, Atotech Limited issued 31,676 shares in connection with the Matching Share Plan (“MSP”) from the company’s share reserve. The total proceeds from this transaction were approximately $0.7 million. For more information on the MSP, please refer to note (16).
As of Dec. 31, 2021, Atotech Limited’s share capital consists of 194,695,832 common shares (Dec. 31, 2020: 91,152,556 common shares) with a nominal value of $0.10 per share and zero preferred shares as all preferred shares were converted to common shares as described above. As of Dec. 31, 2020, the number of preferred shares amounted to 929,369,619 (nominal value $0.10 per share). Common shares have standard voting rights while preferred shares have no voting rights but are entitled to a 12% compounded annual dividend prior to any dividend distributions made to holders of common shares. Following the conversion of the preferred shares, the dividend on preferred shares also ceased to accrue.
Shareholders’ equity is as follows:

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
Shareholders’ equity
Common Shares	19.5	9.1
Preferred Shares	—	92.9
Paid-in surplus and retained earnings	819.5	261.6
Currency translation adjustment and other reserves	57.3	120.0

Total shareholders’ equity	896.3	483.7

The currency translation adjustment comprises the cumulative gains and losses arising from translating the financial statements of foreign operations that use functional currencies other than U.S. dollar. It also includes cumulative gains and losses from translating the already repaid Term Loan
B-3
from RMB into U.S. dollars (see note (17)). Other reserves comprise the hedging reserve of the subsidiaries and actuarial gains and losses relating to defined benefit obligations. The hedging reserve consists of the effective portion of the gains and losses on hedging instruments related to hedged transactions that have not occurred yet.

F-
30

(16) Share-Based Payment Plans
During

the year ended Dec. 31, 2021, the Group recognized expenses for share-based compensation in the amount of $
9.5
 million (2020: $
0.3
 million), of which $
8.9
 million (2020: $
0.3
 million) relates to equity-settled share-based payment awards while $
0.6
 million (2020: $
—
million) relates to cash-settled share-based payment awards. The share-based payment programs of the Group are accounted for as equity-settled share-based payments, except the first tranche of the RSU plan which was modified from equity-settled to cash-settled at the end of the financial year 2021.
Long-term Incentive Plan
Share options to purchase Common Shares were granted beginning in May 2017 to certain employees of the Group pursuant to the Long-term Incentive Plan (“LTIP”). Options were granted with an exercise price that was fixed at the date of the grant. The contractual life and exercise terms of the options are dependent upon an Exit Event, which is defined further in the LTIP agreement. Options were valued on the basis of an option pricing model, and an estimate of approximate Exit Event timing. The Group has no legal or constructive obligation to repurchase or settle obligations in cash.
In connection with the acquisition by MKS, the Group accelerated the vesting of 185,668 LTIP options during the period ended Dec. 31, 2021 and settled a total amount of $4.5 million in cash.
The fair value of the awards at the date of grant has been measured using an option pricing model. The inputs used in the model for the year 2020 are set out below. During the year ended Dec. 31, 2021, no new options were issued.

(weighted average, except options issued)	Year ended Dec. 31, 2020
Expected life of options (years)	1.2
Exercise price (in $)	0.29
Market value of underlying shares (in $)	6.52
Risk free rate	0.14%
Expected share price volatility	28.60%
Expected dividend yield	0.00%
Options issued	83,642

Management Equity Plan
At the time of the acquisition of Atotech by Carlyle, the Group implemented an equity participation program to enable certain management of the Group to participate in any success of the Group. For this purpose, certain managers acquired interests in three pooling vehicles (the Pooling Vehicles). The three Pooling Vehicles are limited partnerships, with management representing the limited partners (the Participants) and their participation represented by a limited partnership interest in the Pooling Vehicles. The limited partnership interests held by the Participants correspond with the underlying Common Shares held by the Pooling Vehicles. The limited partnership interest of each Participant vests over time in accordance with the partnership agreement.
Since Jan. 31, 2017, the Pooling Vehicles purchased approx. 8.127 million Common Shares and all related expenses were recognized in profit or loss of the Group in the respective years until Dec. 31, 2020. In connection with the consummation of the IPO, the Management Equity Plan was successfully dissolved in accordance with the applicable Investment and Shareholders’ Agreement. Certain Pooling Vehicles were thereby dissolved and a total of approx. 8.127 million common shares were transferred between the remaining Pooling Vehicles and the respective (former) MEP participants.
Performance Restricted Share Unit Plan
Performance Restricted Share Units (PSUs) were granted in June 2021 to certain employees of the Company pursuant to the Performance Restricted Share Unit Plan (PRSU). Each PSU represents the right to receive one common share of the Company.
The PSUs were granted without an exercise price and will be earned based on the Company’s achievement of defined performance conditions. Thereby, a defined amount of PSUs per participant will be earned based on a performance condition related to the Company’s market value while the remaining amount of PSUs per participant will be earned based on a performance condition related to the Company’s operating profitability. The PSUs based on the Company’s operating profitability are earned in three installments at the end of each financial year during the performance period which ends on Dec. 31, 2023. In contrast, the PSUs which are dependent on the Company’s market value vest in one installment at the end of the performance period.
The PRSU also contains an implicit service condition, because in the event of a participant’s termination of service for any reason, all unvested PSUs will automatically be cancelled and forfeited. The service condition starts at grant date (June 2021) and is completed at the end of the performance period (Dec. 31, 2023).

F-
31

In connection
with the acquisition by MKS, the Group accelerated the vesting of 41,624 PSUs during the period ended Dec. 31, 2021 and settled a total amount of $1.0 million in cash.

As of Dec. 31, 2021, 162,510 PSUs are recognized as equity-settled with a grant date fair value of $26.19 per share. Fair value per share was determined based on the share price of Atotech shares on the NYSE at grant date.
Restricted Share Unit Plan
Restricted Share Units (RSUs) were granted in June 2021 to certain employees of the Company pursuant to the Restricted Share Unit Plan (TRSU). Each RSU represents the right to receive one common share of the Company. The RSUs were granted without an exercise price and will vest in three annual installments on each of the three anniversaries following the vesting commencement date (Jan. 1, 2021). Consequently, the TRSU is defined by an implicit service condition that requires the beneficiary to complete a specified period of service during which services are provided to the Group. In the event of a participant’s termination of service for any reason, all unvested RSUs will automatically be cancelled and forfeited.
In connection with the acquisition by MKS, the Group accelerated the vesting of 41,623 RSUs during the period ended Dec. 31, 2021 and settled a total amount of $1.0 million in cash. Furthermore, it was decided to settle the first tranche of RSUs in cash in Jan. 2022. Therefore, 110,068 RSUs with a measurement date fair value of $25.52 per share are accounted for as cash-settled share-based payment plans with a total fair value of $2.8 million which is presented under “personnel liabilities” on the consolidated statement of financial position.
As of Dec. 31, 2021, 220,137 RSUs are recognized as equity-settled with a grant date fair value of $26.19 per share. Fair value per share was determined based on the share price of Atotech shares on the NYSE at grant date.
Phantom Share Plan
A total of 30,383 Phantom Shares were granted to two
non-executive
directors of Atotech. Each Phantom Share represents the right to receive one common share of the Company. The Phantom Shares were granted without an exercise price and will be earned based on a performance condition related to the Company’s market value as well as a service condition related to the completion of a defined service period. In case the defined target market value is not met, each participant will be treated as if they had been granted a number of Phantom Shares equal to a value of $0.5 million.
The fair value of the awards at the date of grant has been measured using an option pricing model. The inputs used in the model for the year 2020 are set out below. During the year ended Dec. 31, 2021, no new options were issued.

Year ended Dec. 31, 2020
Expected life of options (years)	5.0
Exercise price (in $)	32.91
Market value of underlying shares (in $)	32.91
Risk free rate	(0.71)%
Expected share price volatility	28.60%
Expected dividend yield	0.00%
Options issued	30,383

Matching Share Plan
The Matching Share Plan (“MSP”) is a voluntary employee share plan under which eligible employees have the opportunity to purchase common shares of the company from their net pay twice each year; provided, however, that no employee may contribute over $25,000 to the MSP in one calendar year or, if less, 10% of their gross annual salary. For every four shares an employee purchases under the MSP, the company adds one matching share at no cost to the employee after a one-year
holding period. The program is available to the majority of the Group’s global workforce.
The weighted average remaining contractual life for the matching shares outstanding as at Dec. 31, 2021 was 0.4 years. The weighted average fair value of matching shares granted during the period ended Dec. 31, 2021 was $22.90 per share. Fair value per share was determined based on the share price of Atotech shares on the NYSE at grant date.

F-3
2

Reconciliation of outstanding share options or awards
The number of outstanding share options or awards of the Group’s active share-based payment programs developed as follows:

(number of options/awards)	LTIP	PSU	RSU	Phantoms	MSP
Outstanding at Jan. 1, 2021	2,154,048	—	—	30,383	—
Granted during the period	—	204,134	372,973	—	36,426
Settled during the period	(185,668)	(41,624)	(41,623)	—	—
Forfeited during the period	(111,521)	—	(1,145)	—	(386)

Outstanding at Dec. 31, 2021	1,856,859	162,510	330,205	30,383	36,040
Exercisable at Dec. 31, 2021	—	—	—	—	—

(17)
Non-current
and current Borrowings

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
Other non-current financial borrowings	1,540.9	1,422.4
Opco Notes	—	425.0
Holdco Notes	—	218.3

Non-current borrowings	1,540.9	2,065.7

Current portion of non-current financial borrowings	10.7	0.5

Current borrowings	10.7	0.5

Total borrowings	1,551.6	2,066.2

The following is a summary of the Company’s current and
non-current
borrowings:

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
Senior Secured Credit Facilities:
Term Loans	1,556.3	1,438.5
6.25% Opco Notes	—	425.0
8.75%/9.50% Holdco Notes	—	219.0
Less – Deferred financing costs	(15.4)	(16.8)

Total non-current borrowings	1,540.9	2,065.7

Senior Secured Credit Facilities:
Term Loans	13.5	16.2
Short-term financing costs	(2.8)	(15.8)

Total current borrowings	10.7	0.5

Total borrowings	1,551.6	2,066.2

On Feb. 12, 2021, the IPO proceeds were used to repay borrowings (Opco Notes and Holdco Notes) in the amount of $643.0 million. For this purpose, the Group elected to draw down an additional $100.0 million from the existing revolving credit facility (“RCF”). Due to the repayment of the borrowings, an early repayment fee in the amount of $8.8 million was incurred. In total, the Group recorded expenses of $75.6 million during the period ended Dec. 31, 2021 in the consolidated statement of profit or loss, whereby only the early repayment fee was in cash. The expense of $75.6 million also includes the de-recognition
of capitalized financing costs and embedded derivatives connected with the borrowings. Please also refer to note
(22)
.
Effective on Mar. 18, 2021, the existing RCF was replaced by a new RCF which provides for revolving loans and letters of credit pursuant to commitments in an aggregate principal amount of $250.0 million until Mar. 2026. Borrowings under the RCF bear interest at a floating rate of 1.00% – 2.00% + IBOR* (floor 0.0%) per annum, depending on the net leverage ratio of the Group determined in accordance with the credit agreement. For undrawn amounts, a commitment fee of 0.25% – 0.375% per annum accrues, depending on the net leverage ratio of the Group determined in accordance with the credit agreement. As of Dec. 31, 2021 the Group had $232.5 million of available borrowings under its RCF due to the use of $17.5 million of Ancillary Facilities.

F-3
3

Effective o
n Mar. 18, 2021, the Group completed the early refinancing of its debt. The Term Loans
B-1
and
B-3
were replaced by a new senior secured term loan structure with a $1,350.0 million tranche (Term Loan
B-1:
“TL
B-1”)
and a €200.0 million tranche (Term Loan
B-2:
“TL
B-2”).
The terms and conditions of the Term Loans are as
follows:

Loan	Currency	Nominal interest rate p.a.	Maturity date	Repayment of principal	Payment of interest
TL B-1	USD	2.50% + IBOR* (0.5% floor)	Mar. 2028	0.25% of principal per quarter	end of interest period	*
TL B-2	EUR	2.75% + IBOR* (0.0% floor)	Mar. 2028	on maturity	end of interest period	*

*	The Group can elect interest periods of one, three or six months. Depending on the interest period chosen, the IBOR is amended to this term
Interest and repayments regarding the Term Loans are paid quarterly, whereas the full principal of TL
B-2
is due for repayment on maturity.
Due to the early refinancing of the Group’s debt, capitalized financing costs were de-recognized
through profit or loss. Please refer to note (22).
The term loans are collateralized by a material amount of assets of the Group and include covenants that define a maximum net leverage ratio. However, the net leverage ratio is only applicable when the amount drawn is higher than 40% of the total commitment. As of Dec. 31, 2021, no amounts have been drawn on the facility. Hence, the Group was in compliance with all financial covenants through the period to Dec. 31, 2021.
Changes in liabilities from financing activities
Changes in liabilities from financing activities are as follows:

($ in millions)	As of Jan. 1, 2021	Cash inflows	Cash outflows	Currency translation	Other non-cash changes	As of Dec. 31, 2021
Borrowings (current and non-current)	2,066.2	130.0	(685.7)	(13.6)	54.7	1,551.6
Other liabilities	17.5	0.7	—	(0.1)	(13.4)	4.7
Lease liabilities (current and non-current)	81.5	—	(15.3)	(5.3)	3.4	64.2

Total liabilities from financing activities	2,165.2	130.7	(701.0)	(19.0)	44.6	1,620.5

($ in millions)	As of Jan. 1, 2020	Cash inflows	Cash outflows	Currency translation	Other non-cash changes	As of Dec. 31, 2020
Borrowings (current and non-current)	2,115.6	175.1	(271.2)	30.4	16.2	2,066.2
Other liabilities	19.7	—	(10.6)	(0.1)	8.7	17.5
Lease liabilities (current and non-current)	75.1	—	(15.3)	6.0	15.7	81.5

Total liabilities from financing activities	2,210.4	175.1	(297.1)	36.3	40.6	2,165.2

Other liabilities refer to positions that are allocated to the cash flow used in financing activities, such as “current bank debt” (presented in “other current financial liabilities” on the consolidated statement of financial position). Please also refer to note (21) for more information on other current financial liabilities.
In 2021, other
non-cash
changes mainly relate to the
de-recognition
of capitalized financing costs in connection with the early repayment and refinancing of the Group’s debt as described above. In 2020, other non-cash
changes mainly relate to reclassifications between short and long-term liability positions as well as to the addition of new lease contracts. Please refer to note (9) for more information on the Group’s leases.

F-3
4

(18) Deferred Taxes
Deferred tax assets and liabilities recognized as of the reporting and comparative periods break down as follows:

	Deferred tax assets		Deferred tax liabilities		Net balances
($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020	As of Dec. 31, 2021	As of Dec. 31, 2020	As of Dec. 31, 2021	As of Dec. 31, 2020
Property, plant and equipment	—	—	(14.9)	(17.4)	(14.9)	(17.4)
Intangible assets	—	—	(335.7)	(371.9)	(335.7)	(371.9)
Right-of-use assets	—	—	(23.4)	(29.5)	(23.4)	(29.5)
Inventories	19.8	10.5	—	—	19.8	10.5
Employee benefits	23.9	32.1	—	—	23.9	32.1
Other temporary non-deductible provisions	3.6	4.9	—	—	3.6	4.9
Lease liabilities	18.3	23.3	—	—	18.3	23.3
Other temporary tax deductions	—	6.5	(0.1)	—	(0.1)	6.5

Unused tax losses	2.4	0.8	—	—	2.4	0.8

Total	68.1	78.1	(374.2)	(418.8)	(306.1)	(340.7)

Netting	(68.1)	(78.1)	68.1	78.1	—	—

Total recognized deferred tax assets and liabilities	—	—	(306.1)	(340.8)	(306.1)	(340.7)
A decrease of $30.9 million of net deferred tax liabilities was recognized through profit or loss especially resulting from amortization of intangible assets originating from the purchase accounting in 2017. Actuarial losses in connection with defined benefit obligations had an equity-decreasing effect from deferred taxes of $(5.9) million, which is included in other comprehensive income. Moreover, currency translation decreased net deferred tax liabilities by $10.1 million.
Some of the group holding companies are carrying forward losses that cannot be utilized in the foreseeable future. These holding companies are recognizing a positive fair value of its derivative financial instruments of $5.3 million (2020: $26 million); however a deferred tax liability has not been recognized as it would have been netted against a possible deferred tax asset from these tax losses.
(19) Employee Benefits Obligations
Liabilities for employee benefits obligations consist of the following:

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
Pension benefits liabilities	141.3	174.3
Restructuring reserve (early retirement plans)	2.1	1.9

Total	143.4	176.2

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

F-3
5

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
The strategy of the Atotech Group with regard to financing pension commitments is aligned with country-specific supervisory and tax regulations.
Change in Benefit Obligations and Plan Assets
Movements in the defined benefit obligation and plan assets in the consolidated financial statements are detailed as follows:

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
Change in benefit obligation
Benefit obligation at the beginning of the year	205.0	182.3
Current service cost	2.1	2.2
Interest cost	1.1	1.5
Past service cost	(0.1)	0.1
Benefit paid	(4.8)	(4.7)
Actuarial losses (gains)	(18.6)	5.9
Foreign currency translation and other changes	(14.8)	17.8

Benefit obligation at the end of the year	169.8	205.0

Change in fair value of plan assets
Fair value of plan assets at the beginning of the year	(30.7)	(27.9)
Interest income and costs	(0.2)	(0.2)
Actuarial losses (gains)	(1.6)	(2.0)
Employer contributions	(0.2)	(0.2)
Benefits paid	2.1	2.1
Foreign currency translation and other changes	2.1	(2.5)

Fair value of plan assets at the end of the year	(28.5)	(30.7)

Net defined benefit liability	141.3	174.3

The fair value of the defined benefit obligations equals the carrying amount.
As at Dec. 31, 2021, the contribution from the main geographical areas for the net pension benefits liability in the balance sheet is 97% (Dec. 31, 2020: 98%) from Europe and 3% (Dec. 31, 2020: 2%) from Asia.
The amounts recognized in the consolidated s
tate
ment of income and in the consolidated statement of comprehensive income for defined benefit plans are detailed as follows:

F-3
6

($ in millions)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Current service cost	2.1	2.2	2.1
Past service cost	(0.1)	0.1	0.2
Net interest cost	0.9	1.2	2.2

Benefit amounts recognized in profit or loss	2.9	3.5	4.5

Actuarial losses (gains)
Effect of changes in demographic assumptions	0.0	—	—
Effect of changes in financial assumptions	(14.2)	5.7	24.0
Effect of experience adjustments	(4.4)	0.2	(0.9)
Actuarial return on plan assets (excluding interest income)	(1.6)	(2.0)	(0.1)
Asset ceiling	—	—	—

Benefit amounts recognized in other comprehensive income	(20.2)	3.8	23.0

Total benefit amounts recognized in comprehensive income	(17.3)	7.3	27.5

Expected Future Cash Outflow
The average duration of accrued benefits is approximately 15 years for defined pension benefits. The expected future cash outflows are as follows:

($ in millions)	Pension benefits
2022	5.8
2023	6.0
2024	6.5
2025	6.4
2026	7.5
After 2026	164.6

($ in millions)	As of Dec. 31, 2021	in%	As of Dec. 31, 2020	in%
Debt securities	18.3	64%	20.0	65%
Equity securities	7.6	27%	8.0	26%
Cash and cash equivalents	2.7	9%	2.8	9%

Total	28.5	100%	30.7	100%

At Dec. 31, 2021, $28.5 million (Dec. 31, 2020: $30.7 million) of total pension assets are presented as part of the employee benefits in the Consolidated Financial Statements.
Investments on equity and debt markets are quoted on active markets.
Main Actuarial Assumptions and Sensitivity Analysis

Assumptions used to determine benefits obligations	As of Dec. 31, 2021	As of Dec. 31, 2020
Discount rate (weighted average for all regions)	1.07%	0.63%
Salary increase incl. inflation rate (weighted average for all regions)	2.76%	2.76%

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
A 0.5% increase or decrease in discount rate or salary all other things being equal would have the following approximate impact on the benefit obligation:

	As of Dec. 31, 2021		As of Dec. 31, 2020
($ in millions)	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
Discount rate	(11.9)	12.9	(15.3)	17.3
Salary increase incl. inflation rate	1.3	(1.2)	1.8	(1.7)

F-3
7

(20)
Non-current
and current Provisions
Changes in provisions

($ in millions)	As of Jan. 1, 2021	Additions	Release	Consumption	Currency translation adjustment	Reclassi- fications	As of Dec. 31, 2021
Current	23.0	11.9	(5.6)	(12.2)	(0.5)	(0.5)	16.1
Non-current	13.2	3.9	(3.0)	(4.2)	(0.7)	0.1	9.3

($ in millions)	As of Jan. 1, 2020	Additions	Release	Consumption	Currency translation adjustment	Reclassi- fications	As of Dec. 31, 2020
Current	22.5	16.4	(1.7)	(12.5)	1.0	(2.6)	23.0
Non-current	22.2	11.1	(10.3)	(5.2)	0.9	(5.6)	13.2

Provisions by nature

	As of Dec. 31, 2021			As of Dec. 31, 2020
($ in millions)	Current	Non-current	Total	Current	Non-current	Total
Non-tax litigation	0.2	0.3	0.5	0.3	1.2	1.5
Uncertain tax positions and related interest	5.3	0.1	5.4	9.3	0.0	9.3
Other operating items	9.4	6.8	16.2	8.6	10.7	19.4
Other non-operating items	1.2	2.2	3.4	4.7	1.2	6.0

Total	16.1	9.3	25.5	23.0	13.2	36.2

(21) Other current financial and
non-financial
liabilities
The following table shows other current financial and
non-financial
liabilities:

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
Accrued interest on financial debt	0.0	13.4
Current bank debt	4.7	4.1
Fair value of derivatives - current liabilities	0.4	14.8
Factoring related liabilities	0.7	0.7
Other	5.7	5.6

Total other current financial liabilities	11.5	38.5

Contract liabilities	65.2	19.1
Payables to personnel and social organizations	80.6	65.1
Deferred income	0.4	5.5

Total other current non-financial liabilities	146.2	89.7

Please refer to Note
(22)
 for the position fair value of derivatives.
During the period ended Dec. 31, 2021, bonus accruals in the amount of $9.3 million presented under “payables to personnel and social organizations” were reversed through profit or loss. Also, a government grant in China in the amount of $5.5 million presented under “deferred income” was fully de-recognized
through profit or loss as a gain as the conditions of the grant were fulfilled.

F-3
8

2.4 Other Notes

(22) Financial Instruments
The following values for derivative financial instruments were recognized in the balance sheet as of Dec. 31, 2021 and Dec. 31, 2020.

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
Embedded Derivatives	—	65.7
Interest rate cap	4.5	0.4

Total derivatives included in non-current financial assets	4.5	66.1

Foreign exchange contracts (Forwards)	1.1	8.7

Total derivatives included in current financial assets	1.1	8.7

Foreign exchange contracts (Collars)	—	4.3
Foreign exchange contracts (Forwards)	0.4	10.5

Total derivatives included in current financial liabilities	0.4	14.8

The following table presents information on gains and losses on derivative instruments which are recorded in “Other income (expense), net” on the statement of profit or loss:

($ in millions)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020
Embedded Derivatives	(65.7)	31.9
Interest rate cap	4.0	1.4
Foreign exchange contracts	(11.4)	3.1

Total	(73.1)	36.4

The carrying amounts of the financial instruments were derived as follows as of Dec. 31, 2021:

($ in millions)	Classification pursuant to IFRS 9	Carrying amount as per statement of financial position	Measured at amortized cost	Measured at fair value
Trade receivables	FAAC	290.4	290.4	—
Cash and cash equivalents	FAAC	371.6	371.6	—
Other financial assets	FAAC	22.2	22.2	—
Foreign exchange contracts not designated as hedging instrument	FAFV	1.0	—	1.0
Interest rate cap	FAFV	4.5	—	4.5

Total financial assets		689.8	684.2	5.5

Non-current borrowings	FLAC	1,540.9	1,540.9	—
Current borrowings	FLAC	10.7	10.7	—

Total debt		1,551.6	1,551.6	—

Trade payables	FLAC	259.2	259.2	—
Lease liabilities	FLAC	64.2	64.2	—
Other financial liabilities	FLAC	11.1	11.1	—
Foreign exchange contracts not designated as hedging instrument	FLFV	0.4	—	0.4

Total financial liabilities		1,886.5	1,886.1	0.4

FAAC    = Financial Assets at amortized Cost
FAFV    = Financial Assets at Fair value through profit or loss
FLFV    = Financial Liability at Fair value through profit or loss
FLAC    = Financial Liabilities at amortized Cost

9

The carrying amounts of the financial instruments were derived as follows as of Dec. 31, 2020:

($ in millions)	Classification pursuant to IFRS 9	Carrying amount as per statement of financial position	Measured at amortized cost	Measured at fair value
Trade receivables	FAAC	262.0	262.0	—
Cash and cash equivalents	FAAC	320.1	320.1	—
Other financial assets	FAAC	20.4	20.4	—
Embedded Derivatives	FAFV	65.7	—	65.7
Foreign exchange contracts not designated as hedging instrument	FAFV	8.7	—	8.7
Interest rate cap	FAFV	0.4	—	0.4

Total financial assets		677.3	602.6	74.8

Non-current borrowings	FLAC	2,065.7	2,065.7	—
Current borrowings	FLAC	0.5	0.5	—

Total debt		2,066.2	2,066.2	—

Trade payables	FLAC	221.0	221.0	—
Lease liabilities	FLAC	81.5	81.5	—
Other financial liabilities	FLAC	25.3	25.3	—
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Forwards”)	No class	10.5	—	10.5
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Collars”)	No class	4.3	—	4.3

Total financial liabilities		2,408.7	2,393.9	14.8

FAAC    = Financial Assets at amortized Cost
FAFV    = Financial Assets at Fair value through profit or loss
FLAC    = Financial Liabilities at amortized Cost
As in the prior year, no financial assets have been reclassified from one category to another in 2021.
Net gains and losses of financial instruments for each measurement category breaks down as follows.

($ in millions)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020
FAAC	7.3	(3.9)
FLAC	(107.2)	(144.5)
FAFV/FLFV	(88.1)	33.3
No class	15.1	3.1

Total	(173.0)	(112.0)

The net loss for the FLAC category is included in interest expense in the consolidated statement of comprehensive income while the net gains or losses of the other categories are shown in other income or expense.
The net result of the FAAC measurement category contains impairment losses and reversals on trade receivables. The net result of the FAAC measurement category also includes interest income. The net result of the FLAC measurement category includes interest expenses for ongoing debt service as well as the result from loan amortization, which is also included in interest expense. For the period ended Dec. 31, 2021, it also includes the de-recognition
of deferred financing costs in the amount of $(54.7) million connected with the repayment of Opco and Holdco Notes in Feb. 2021 as well as the refinancing of the Group’s debt in Mar. 2021. Please also refer to Note (17).
As of Dec. 31, 2021, the embedded derivatives relating to Opco and Holdco notes were fully de-recognized
due to the repayment of the Opco and Holdco notes. Please also refer to note
(17).

F-
40

The following tables show the carrying amounts and fair values of all financial instruments recognized in the consolidated financial statements as well as the hierarchy for the determination of fair value in accordance with IFRS 13. For further information on these levels and the reliability of the input parameters used, as well as the valuation techniques used, please refer to Note 2.1.3
.

As of Dec. 31, 2021		Fair value
($ in millions)	Carrying amount	Level 1	Level 2	Level 3	Total
Trade receivables	290.4	—	—	—	—
Cash and cash equivalents	371.6	—	—	—	—
Other financial assets	22.2	—	—	—	—
Foreign exchange contracts not designated as hedging instrument	1.0	—	1.0	—	1.0
Interest rate cap	4.5	—	4.5	—	4.5

Total financial assets	689.8	—	5.5	—	5.5

Non-current borrowings	1,540.9	—	1,569.8	—	1,569.8
Current borrowings	10.7	—	—	—	—

Total debt	1,551.6	—	1,569.8	—	1,569.8

Trade payables	259.2	—	—	—	—
Lease liabilities	64.2	—	—	—	—
Other financial liabilities	11.1	—	—	—	—
Foreign exchange contracts not designated as hedging instrument	0.4	—	0.4	—	0.4

Total financial liabilities	1,886.5	—	1,570.2	—	1,570.2

As of Dec. 31, 2020		Fair value
($ in millions)	Carrying amount	Level 1	Level 2	Level 3	Total
Trade receivables	262.0	—	—	—	—
Cash and cash equivalents	320.1	—	—	—	—
Other financial assets	20.4	—	—	—	—
Embedded Derivatives	65.7	—	65.7	—	65.7
Foreign exchange contracts not designated as hedging instrument	8.7	—	8.7	—	8.7
Interest rate cap	0.4	—	0.4	—	0.4

Total financial assets	677.3	—	74.8	—	74.8

Non-current borrowings	2,065.7	—	2,194.2	—	2,194.2
Current borrowings	0.5	—	—	—	—

Total debt	2,066.2	—	2,194.2	—	2,194.2

Trade payables	221.0	—	—	—	—
Lease liabilities	81.5	—	—	—	—
Other financial liabilities	25.3	—	—	—	—
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Forwards”)	10.5	—	10.5	—	10.5
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Collars”)	4.3	—	4.3	—	4.3

Total financial liabilities	2,408.7	—	2,209.0	—	2,209.0

Offsetting and Transfers of Financial Assets
In cases where the Company has a legally enforceable right to offset financial liabilities and financial assets, and has the intention settle these financial instruments on a net basis, Atotech offsets these financial instruments and reports the net amount on the balance sheet. As of Dec. 31, 2021, no financial instruments were subject to offsetting.

F-
41

The Group held no collateral of financial or
non-financial
assets as of Dec. 31, 2021 that it is permitted to sell or repledge in the absence of default by the owner.

Financial Risk Management
In the course of its business, the Group is exposed to a number of financial risks, including market risks (including foreign exchange rate risk and interest rate risk), credit risk and liquidity risk. The Group seeks to manage and control these risks to mitigate potential financial losses. At each balance sheet date, the Company notes no risk concentrations.
Market Risk
Interest rate risk
The Group is exposed to the risk that the fair value of future cash flows will fluctuate as a result of changes in prevailing market conditions. In order to manage that risk, the Group indebtedness may include both fixed and floating rate interest rates. The total nominal loan exposure of drawn debt amounts to $1,569.8 million (excluding appr. $4.7 million local lines of credit) of which none bore interests at a fixed rate.
Additionally, the Group may, from time to time, engage in interest rate hedging transactions to manage the interest rate exposure. For example, on March 27, 2020, the Group entered into an interest rate cap derivative instrument to manage exposure related to the movement in interest rates. The derivative was entered into with the intention of reducing the risk associated with the variable interest rates on senior secured USD credit facilities.
As of Dec. 31, 2021, an increase of interest rate of 100 basis points would have resulted in an increase of the market value (additional gain) of the interest rate cap in the amount of $10.7 million.
Irrespective of the interest rate cap effects and 0.5% LIBOR floor applicable to the Group’s variable interest rate USD financing instruments, as of Dec. 31, 2021, an increase of interest rates of 100 basis points would have resulted in additional interest expense in the amount of $4.0 million per quarter.
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
To further minimize credit risk, the Group will continue to implement certain working capital optimization measures and factoring instruments in 2022.
The carrying amounts of financial assets and contract assets represent the Group’s maximum exposure to credit risk.
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
FX forwards and currency options.
At Dec. 31, 2021 the Group had the following open foreign currency contracts:

•	EURUSD FX forwards of $388.3 million due until Dec. 31, 2022

•	Other FX forwards of $65.2 million due until Dec. 31, 2022
In order to hedge the risks arising from its investments in consolidated subsidiaries with CNY and TWD as their functional currency, the Company has designated a collar option and forwards into a hedge of a net investment in a foreign operation. For both currencies CNY and TWD the underlying exposure is higher than the designated hedged item. Due to the high correlation of the subsidiary´s functional currencies and the CNH respectively offshore TWD, the Company considers the hedge relationships to be highly effective. Both the designated collar option and forwards expired in 2021 and hence at Dec. 31, 2021, no instruments are designated into a hedge of a net investment into a foreign operation.
For the period ended Dec. 31, 2021, an ineffectiveness of $0.3 million (Dec. 31, 2020: $(3.8) million) has been expensed in the line item “Other income (expense), net” for all hedging instruments. The income (cost) of hedging (OCI II) is included in the line item “Hedge reserve” in other comprehensive income.
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

F-4
2

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
The effective change in value resulting from the spot is recognized in the cash flow hedge reserve whereas the time component of the derivatives is recognized in the cost of hedging reserve. The effective change in value resulting from the cross-currency basis is recognized either in the hedge reserve or in the cost of hedging reserve of other comprehensive income. Based on its hedging strategy the Company decides at inception case-by-case
to exclude the cross-currency basis from the hedge relationship, as permitted under IFRS 9.
As at Dec. 31, 2021, no derivative instruments have been designated for hedge accounting.
The tables below summarize the Company´s items designated as hedging instruments for cash flow hedges and net investment hedges as of Dec. 31, 2020.

As of Dec. 31, 2020	Notional	Carrying amount		Value of the hedging instrument*
($ in millions)		Financial Assets	Financial Liabilities
Net investment hedge
FX Forwards	200.0	—	(10.5)	(8.8)
FX collar	50.0	—	(4.3)	(2.2)

*	used for calculating hedge ineffectiveness (designated component)
Notional value of Derivative Contracts
The tables below summarize the notional value of the Company´s derivative contracts as of Dec. 31, 2020:

As of Dec. 31, 2020	Less than 12 months	1-5 years	More than 5 years	Notional
($ in millions)
Foreign Exchange Forwards
USD - CNH	200.0	—	—	200.0
EUR - USD	210.3	—	—	210.3
EUR - GBP	11.6	—	—	11.6
EUR - CNY	14.2	—	—	14.2
EUR - CAD	0.6	—	—	0.6
EUR - AUD	0.1	—	—	0.1
EUR - TRY	0.2	—	—	0.2

Foreign Exchange Collar
USD - TWD	50.0	—	—	50.0

F-4
3

Tables below shows the change of reserve for hedging instruments for year ended Dec. 31, 2021 and Dec. 31, 2020:

		OCI I: Hedge Reserve
($ in millions)	OCI II: Cost of Hedging	Intrinsic value of options	Foreign Exchange Transactions*	Total hedge reserve
Opening balance as of Jan. 1, 2021	5.0	(2.2)	(56.9)	(54.1)

Change in fair value recognized in OCI	—	(0.8)	(4.3)	(5.1)
Costs of hedging recognized in OCI	2.2	—	—	2.2

Closing balance as of Dec. 31, 2021	7.2	(3.0)	(61.2)	(57.0)

*	The change in fair value recognized in OCI I includes the cumulative gains and losses from translating Term Loan B-3 from RMB into U.S. dollars of $(2.4) million.

		OCI I: Hedge Reserve
($ in millions)	OCI II: Cost of Hedging	Intrinsic value of options	Foreign Exchange Transactions*	Total hedge reserve
Opening balance as of Jan. 1, 2020	3.0	—	(12.9)	(9.9)

Change in fair value recognized in OCI	—	(2.2)	(44.8)	(47.0)
Costs of hedging recognized in OCI	2.0	—	—	2.0
Reclassified from OCI to profit or loss	—	—	0.9	0.9

Closing balance as of Dec. 31, 2020	5.0	(2.2)	(56.9)	(54.1)

*	The change in fair value recognized in OCI I includes the cumulative gains and losses from translating Term Loan B-3 from RMB into U.S. dollars of $(30.8) million.
A reasonably possible strengthening (weakening) of the Euro (in 2021), Renminbi or Taiwan dollar against the US dollar would have affected the measurement of financial instruments denominated in a foreign currency and affected equity (in 2020) and profit or loss (in 2021) by the amounts shown below:

Dec. 31, 2021		Change of Foreign Exchange rate by
($ in millions)	Exposure	+10%	-10%
EUR	44.9	(38.8)	38.1
CNH / CNY	21.4	(3.6)	4.4
TWD	15.9	(1.4)	1.8

Dec. 31, 2020		Change of Foreign Exchange rate by
($ in millions)	Exposure	+10%	-10%
CNH / CNY	(10.5)	19.1	(23.4)
TWD	(4.3)	3.7	(5.9)

Liquidity risk
As of Dec. 31, 2021, the Group held cash and cash equivalents of $ 371.6 million. In order to facilitate group-wide liquidity, the Group entered into a Revolving Credit Facility (RCF) as well as bilateral credit lines that allow the Group to account for dynamically changing liquidity requirements.
The table below summarizes the Group´s financial liabilities (both derivative and non-derivative)
according to their respective contractual maturities, based on undiscounted cash flows as of Dec. 31, 2021. The balances due within the next 12 months equal their carrying amounts, as the effect of discounting is considered immaterial.

($ in millions)	< 12 months	1 - 3 years	3 - 5 years	> 5 years	Total	Carrying amount
Trade payables	258.5	0.5	0.2	—	259.2	259.2
Borrowings	59.8	118.9	117.0	1,529.6	1,825.3	1,551.6
Other financial liabilities	11.5	—	0.0	—	11.5	11.5
thereof derivative financial instruments	0.4	—	—	—	0.4	0.4

Total	329.9	119.4	117.2	1,529.6	2,096.0	1,822.3

F-4
4

The maturities of lease liabilities are shown in note (9). As of Dec. 31, 2021, there are no risk concentrations at the Group with regard to liquidity risk.

As of Dec. 31, 2020, the Group held cash and cash equivalents of $320.1 million. In order to facilitate group-wide liquidity, the Group entered into a Revolving Credit Facility (RCF) as well as bilateral credit lines that allow the Group to account for dynamically changing liquidity requirements.
The table below summarizes the Group´s financial liabilities (both derivative and non-derivative)
according to their respective contractual maturities, based on undiscounted cash flows as of Dec. 31, 2020. The balances due within the next 12 months equal their carrying amounts, as the effect of discounting is considered immaterial.

($ in millions)	< 12 months	1 - 3 years	3 - 5 years	> 5 years	Total	Carrying amount
Trade payables	218.6	1.9	0.1	0.4	221.0	221.0
Borrowings	134.6	476.0	1,907.4	—	2,518.1	2,066.2
Other financial liabilities	38.5	1.5	0.0	0.0	40.1	40.1
thereof derivative financial instruments	14.8	—	—	—	14.8	14.8

Total	391.8	479.4	1,907.5	0.5	2,779.1	2,327.2

As of Dec. 31, 2020, there are no risk concentrations at the Group with regard to liquidity risk.
(23) Segment Reporting
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
No segment asset or liability measures are reported to the CODM, and such measures are not used for purposes of assessing performance or allocating resources. The following tables summarize selected financial information by segment:

	Year ended Dec. 31, 2021			Year ended Dec. 31, 2020			Year ended Dec. 31, 2019
($ in millions)	EL	GMF	Total	EL	GMF	Total	EL	GMF	Total
Revenue	981.3	517.8	1,499.2	797.7	436.6	1,234.3	682.9	504.9	1,187.8
thereof Chemistry revenue	803.0	501.3	1,304.3	690.0	424.0	1,114.0	596.2	469.3	1,065.5
thereof Equipment revenue	178.4	16.5	194.9	107.7	12.6	120.3	86.7	35.6	122.3
Segment Adjusted EBITDA	330.7	127.3	458.0	259.0	104.9	363.9	241.6	138.5	380.1

Reconciliation of Segment Adjusted EBITDA to consolidated net income/(loss) is as follows:

F-4
5

($ in millions)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
EL Segment Adjusted EBITDA	330.7	259.0	241.6
GMF Segment Adjusted EBITDA	127.3	104.9	138.5
Gain on disposal of fixed assets (a)	—	—	6.1
Non-cash adjustments (b)	(89.7)	(250.7)	10.2
Foreign exchange gain/(loss) (c)	13.0	(14.8)	2.4
Restructuring (d)	0.6	(2.5)	(13.4)
Transaction related costs (e)	(19.9)	(7.6)	(7.1)
Management fee (f)	(2.6)	(2.7)	(2.4)
COVID-19 adjustment (g)	(0.9)	(2.2)	—
Interest expense, net	(97.2)	(142.0)	(148.1)
Income taxes	(76.6)	(64.3)	(54.8)
Depreciation and amortization (excluding impairment charges)	(177.0)	(166.4)	(165.4)

Consolidated net income (loss)	7.5	(289.4)	7.6

(a)	Eliminates the cash impact of gains on the sale of fixed assets.

(b)
Eliminates the impact of
(1) share-based
compensation expenses, (2) losses on the sale of fixed assets, (3) impairment charges,
(4) mark-to-market
adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions as well as the de-recognition
of bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes, and (5) valuation adjustments from the revaluation of the earn-out
liability initially recognized in 2019.

(c)	Eliminates net foreign currency transactional gains and losses.

(d)	Eliminates charges resulting from restructuring activities principally from the Group’s cost reduction efforts.

(e)
The value for the year ended December 31, 2021 reflects an adjustment to eliminate
(1) IPO-related
costs linked to the existing equity, (2) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives and (3) the increased expenses of the D&O insurance in connection with the IPO. The values for the years ended December 31, 2020 and 2019 reflect an adjustment to eliminate (1) fees associated with the foreign currency exchange derivatives entered into in conjunction with the Acquisition, (2) professional fees paid to third party advisors in connection with the implementation of strategic initiatives and (3) IPO related costs, linked to the existing equity.

(f)
Reflects an adjustment to eliminate fees paid to Carlyle. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the second anniversary of the IPO and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company.

(g)
Eliminates charges in connection with
COVID-19,
including $0.9 million for the year ended December 31, 2021 and $1.7 million for the year ended December 31, 2020 for masks, sanitizers, and other
COVID-19
related expenses at certain plant and office locations as well as $0.5 million of expenses incurred during locally mandated plant shutdowns in China, Malaysia, India, and Mexico for the year ended December 31, 2020.

Non-current
assets by country were as follows
5
:

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020
China	863.2	881.7
Germany	729.4	816.1
Other countries	954.4	1,044.7

Total	2,547.0	2,742.5

(24) Related Parties
Atotech identified related parties in accordance with IAS 24. Atotech had transactions with related parties in the reporting period in the ordinary course of business.
The Group entered into a consulting agreement with the controlling shareholder (The Carlyle Group; “Carlyle”) under which the Company, or its subsidiaries, will pay Carlyle an annual fee for consulting services. The annual fee is payable on a quarterly basis. For the year ended Dec. 31, 2021, the Group paid Carlyle $2.6 million for consulting services (2020: $1.8 million) and $0.0 million for expense reimbursements (2020: $0.2 million).
Additionally, the Group ordered goods and services in the amount of $1.2 million (prior year: $— million) from related parties throughout the reporting period. As of Dec. 31, 2021, trade receivables from related parties amounted to $0.4 million (prior year: $0.5 million).

5	Excluding financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts.

F-4
6

Transactions with Key Management Personnel
Key management personnel consists of a total of nineteen individuals as of Dec. 31, 2021, who constitute people having authority and responsibility for planning, directing, and controlling the Company’s activities. For the year ended Dec. 31, 2021, key management personnel compensation related to share-based payments was
$4.2 million. Furthermore, members of the key management personnel received cash payments in the amount of $6.6 million for the accelerated vesting of certain share-based payment awards. These transactions have been accounted for as a repurchase of equity. Moreover, the amount of cash-settled share-based payments recognized as a liability as of Dec. 31, 2021 attributable to key management personnel amounts to $0.9 million. Please also refer to note (16) for further details regarding the Group’s share-based payment plans.

As of Dec. 31, 2021, the key management personnel of the Company consists of the members of the Senior Management Team (CEO, CFO, COO, two Presidents, and four Vice Presidents) and the Board of Directors.
Compensation of the Company’s key management personnel includes salaries, short- and long-term benefits as well as post-employment benefits. Additionally, the entire key management personnel participate in the Company’s Performance Shares Program.

($ in millions)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Short-term employee benefits	10.2	8.6	7.0
Post-employment benefits	0.4	0.3	0.2
Share-based payment expense	4.2	0.1	0.1

Total	14.8	9.0	7.3

(25) List of Subsidiaries

		Dec. 31, 2021			Dec. 31, 2020
No.	Entity Name	Status	Equity interest in %	Held by No.	Status	Equity interest in %	Held by No.
1	Atotech Ltd.	FC			FC
2	Alpha 2 B.V.	FC	100%	37	FC	100%	37
3	Alpha 3 B.V.	FC	100%	2	FC	100%	2
4	Alpha 4 B.V.	FC	100%	11	FC	100%	11
5	Alpha 5 B.V.	FC	100%	11	FC	100%	11
6	Alpha Germany Bidco GmbH	FC	100%	4	FC	100%	4
7	Alpha US Bidco, Inc.	FC	100%	3	FC	100%	3
8	Atotech (Singapore) Chemicals Pte. Ltd.	FC	100%	11	FC	100%	11
9	Atotech (Yangzhou) Chemicals Ltd	FC	100%	11	FC	100%	11
10	Atotech Asia Pacific Ltd.	FC	100%	11	FC	100%	11
11	Atotech B.V.	FC	100%	3	FC	100%	3
12	Atotech Beteiligungs und Management GmbH & Co KG	FC	100%	4	FC	100%	4
13	Atotech Bulgaria EOOD	FC	100%	11	FC	100%	11
14	Atotech Canada Ltd.	FC	100%	11	FC	100%	11
15	Atotech China Chemicals Ltd.	FC	100%	11	FC	100%	11
16	Atotech CZ, a.s.	FC	100%	11	FC	100%	11
17	Atotech de México S.A. de C.V.	FC	100%	11, 18	FC	100%	11, 18
18	Atotech Deutschland GmbH & Co. KG (formerly: Atotech Deutschland GmbH)	FC	100%	12, 41	FC	100%	12, 11
19	Atotech Development Center Private Limited	FC	99.99%*	11	FC	99.99%*	11
20	Atotech Do Brasil Galvanotécnica Ltda.	FC	100%	11, 18	FC	100%	11, 18
21	Atotech Espana S.A.	FC	100%	11	FC	100%	11
22	Atotech France S.A.	FC	99.99%*	11	FC	99.99%*	11
23	Atotech India Private Limited	FC	99.99%*	11	FC	99.99%*	11
24	Atotech Istanbul Kimya Sanayi Ticaret Ltd Sti	FC	100%	11, 18	FC	100%	11, 18
25	Atotech Italia S.r.l.	FC	100%	11	FC	100%	11

F-4
7

26	Atotech Japan K.K.	FC	100%	11	FC	100%	11
27	Atotech Korea Ltd.	FC	100%	11	FC	100%	11
28	Atotech Malaysia Sdn. Bhd.	FC	100%	11	FC	100%	11
29	Atotech Österreich GmbH	FC	100%	12	FC	100%	12
30	Atotech Poland Sp. z.o.o.	FC	100%	11	FC	100%	11
31	Atotech Servicios de México S.A. de C.V.	FC	100%	11, 17	FC	100%	11, 17
32	Atotech SK, s.r.o.	FC	100%	16	FC	100%	16
33	Atotech Skandinavien AB	FC	100%	11	FC	100%	11
34	Atotech Taiwan Limited	FC	100%	11	FC	100%	11
35	Atotech Thailand Ltd.	FC	99.99%*	11	FC	99.99%*	11
36	Atotech UK Ltd.	FC	100%	11	FC	100%	11
37	Atotech UK Topco Ltd.	FC	100%	1	FC	100%	1
38	Atotech USA, LLC.	FC	100%	7	FC	100%	7
39	Atotech Vietnam C.o. Ltd.	FC	100%	11	FC	100%	11
40	Atotech Slovenija d.d.	FC	100%	12	FC	100%	12
41	Brillant 3670. GmbH	FC	100%	12	—	—	—
42	J-KEM International AB	FC	100%	33	FC	100%	33
43	UAB Atotech Chemata (Lithuania)	FC	100%	11	FC	100%	11
44	Visutech Plating Ltd.	FC	100%	11	FC	100%	11
45	Atotech (Philippines) Chemicals, Inc.	NC	99%*	11	NC	99%*	11
46	Atotech Argentina S.A.	NC	98%*	11	NC	98%*	11
47	Atotech Australia PTY Ltd.	NC	100%	11	NC	100%	11
48	Atotech Global Services Private Limited	NC	99.99%*	11	—	—	—
49	OOO Atotech-Chemeta (Russia)	NC	100%	11, 18	NC	100%	11, 18
50	PT. Atotech Indonesia Chemicals	NC	100%	11, 18	NC	100%	11, 18

*	Minority interests owned by Management staff.

FC	Fully consolidated

NC	Non-consolidated due to immateriality
(26) Commitments
During the year ended Dec. 31, 2021, the Group appointed a bank as its lead financial advisor with respect to the MKS transaction. Upon closing of the transaction, the Group shall pay the bank a transaction fee equal to 0.5% of the aggregate value of the transaction. As of Dec. 31, 2021, the transaction fee is estimated at approx. $25.5 million.
Additionally, as of Dec. 31, 2021, the Group had commitments of $113.5 million which mainly relate to purchase obligations and are mostly due in one year or less. As of Dec. 31, 2020, the commitments of the Group amounted to $26.4 million which mainly related to purchase obligations and were mostly due in one year or less.
(27) Subsequent Events
No events occurred between the reporting date (Dec. 31, 2021) and the date the consolidated financial statements were authorized for the issue by the Management Board (Mar. 24, 2022) which could materially affect the presentation of the financial performance and position of the group.

F-4
8

(28) Parent Company Only Financial Information – Atotech Limited

Statements of Profit or loss

($ in millions)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020 Restated
Selling, general and administrative expenses	(18.7)	(7.4)

Operating profit (loss)	(18.7)	(7.4)

Interest expense	(0.2)	—
Other income (expense), net	0.0	—

Income (loss) before income taxes	(19.0)	(7.4)

Income tax expense	—	—

Net income (loss)	(19.0)	(7.4)

Statements of Financial Position

($ in millions)	As of Dec. 31, 2021	As of Dec. 31, 2020 Restated
Assets
Non-current assets
Investments in subsidiaries	567.8	95.6

Total non-current assets	567.8	95.6

Current assets
Prepaid expenses	0.0	3.5
Cash and cash equivalents	0.1	0.0

Total current assets	0.1	3.5

Total assets	567.9	99.1

Liabilities & shareholders’ equity
Shareholders’ equity
Common shares and preferred shares	19.5	95.6
Paid-in surplus and retained earnings	517.8	(7.1)

Total shareholders’ equity	537.3	88.5

Non-current liabilities
Borrowings	12.9	0.9
Thereof from subsidiaries	12.9	0.9

Total non-current liabilities	12.9	0.9

Current liabilities
Trade payables	14.8	9.3
Thereof from subsidiaries	14.0	7.4
Personnel Liabilities (RSU Settlement)	2.8	—
Current Financial debt	0.1	—
Thereof from subsidiaries	0.1	—
Tax liabilities	0.0	0.4

Total current liabilities	17.6	9.7

Total liabilities & shareholders’ equity	567.9	99.1

9

Statements of Cash Flows

($ in millions)	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020
Operating activities
Net loss	(19.0)	(7.4)
Adjustments to reconcile net loss to cash used in operating activities:
Non-cash financial costs	0.2	—
Personnel costs - Share-based payment	9.5	—
Interest paid	(0.2)	—
Taxes paid	(0.1)	—
(Increase)/decrease in trade receivables and other assets	(2.1)	(3.5)
Increase/(decrease) in trade payables and other liabilities	(1.5)	10.0

Cash flow used in operating activities	(13.2)	(0.9)

Investing activities
Investment in subsidiaries	(472.2)	—

Cash flow used in investing activities	(472.2)	—

Financing activities
Issuance of shares	473.4	—
Issuance of non-current debt	12.0	—
Increase (decrease) in current borrowings	0.1	0.9

Cash flow provided by financing activities	485.5	0.9

Net (decrease)/increase in cash and cash equivalents	0.1	0.0

Cash and cash equivalents at the beginning of the period	0.0	—

Cash and cash equivalents at the end of the period	0.1	0.0

Basis of preparation
This Atotech Limited (“Parent Company”) only financial information has been prepared following the guidance in Rule
12-04
of Regulation
S-X,
as stipulated by Rule
5-04,
Schedule I from Regulation
S-X.
The ability of the Parent Company’s operating subsidiaries to pay cash dividends, transfer assets, or loan amounts outside of the restricted subsidiaries is restricted due to the terms of the subsidiaries’ Credit Agreement and indentures as defined in Note 17 Borrowings to the Consolidated Financial Statements.
Atotech Limited is a holding company that conducts substantially all its business operations through its subsidiaries. This Parent Company only financial information has been prepared using the same accounting principles and policies described in the notes to the Financial Statements, with the only exception being that the Parent Company accounts for investments in its subsidiaries at cost. This financial information should be read in conjunction with the Consolidated Financial Statements and related notes thereto.
The cash settlements of certain share-based payment awards described in Note (16) of the Consolidated Financial Statements have been carried out by subsidiaries. As the respective intercompany liabilities were not paid as of 31 Dec. 2021, these transactions were not cash effective for Atotech Ltd.
As described in Note (16) of the Consolidated Financial Statements, the expenses for share-based compensation for the year ended Dec. 31, 2021 was $
9.5
 million and was fully recognized by the Parent Company. The Parent Company plans to transfer the majority of its obligations under the share-based programs to the Parent Company’s subsidiaries.
Until Dec. 31, 2019, Atotech Limited had no operations, assets, or liabilities. Accordingly, the statements of Profit and Losses and Cash Flows for the period ending December 31, 2019 have been omitted.
Any material contingencies, long-term obligations and guarantees have been presented elsewhere within the Notes to the Consolidated Financial Statements.
Restated financial information
Comparative financial information for the period ended Dec. 31, 2020 was restated due to the shifting of selling, general and administrative expenses from the former parent company of the Atotech Group (Atotech UK Topco Ltd.) to Atotech Ltd. This change has no effect on the Consolidated Financial Statements as both Atotech Ltd and Atotech UK Topco Ltd are fully consolidated.

F-
50